UNITED STATES
SECURITIESAND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

United Mexican States	0000101368
Exact name of registrant as specified in charter	Registrant CIK number
Form 18-K (annual report for fiscal year ended December 31, 2017)	
Electronic report, schedule or registration statement of which the documents are a part (give period of report)	SEC file number, if available

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Mexico City, Mexico, on the 27th day of June, 2018.

United Mexican States

By: JUAN PABLO NEWMAN AGUILAR
Name: Juan Pablo Newman Aguilar
Title: Deputy Undersecretary for Public Credit of the Ministry of Finance and Public Credit

EXHIBIT C TO

FORM 18-K
For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORT

of the

UNITED MEXICAN STATES

(Name of Registrant)

Date of end of last fiscal year: December 31, 2017

EXHIBIT INDEX

Item	Description	Page
Exhibit A:	None	
Exhibit B:	None	
Exhibit C:	Federal Expenditure Budget for 2018 and Federal Annual Revenue Law for 2018 of the Registrant	
Exhibit D:	Current United Mexican States Description*	
Exhibit E:	Debt Tables as of December 31, 2017*	

* Filed pursuant to electronic filing of Form 18-K

EXHIBIT C

DOF: 29/11/2017

PRESUPUESTO de Egresos de la Federación para el Ejercicio Fiscal 2018. (Continúa en la Tercera Sección).

Al margen un sello con el Escudo Nacional, que dice: Estados Unidos Mexicanos.- Presidencia de la República.

ENRIQUE PEÑA NIETO, Presidente de los Estados Unidos Mexicanos, a sus habitantes sabed:

Que la Cámara de Diputados del Honorable Congreso de la Unión, se ha servido dirigirme el siguiente

DECRETO

"LA CÁMARA DE DIPUTADOS DEL HONORABLE CONGRESO DE LA UNIÓN, EN EJERCICIO DE LA FACULTAD QUE LE OTORGA LA FRACCIÓN IV DEL ARTÍCULO 74 DE LA CONSTITUCIÓN POLÍTICA DE LOS ESTADOS UNIDOS MEXICANOS, DECRETA:

PRESUPUESTO DE EGRESOS DE LA FEDERACIÓN PARA EL EJERCICIO FISCAL 2018

TÍTULO PRIMERO

DE LAS ASIGNACIONES DEL PRESUPUESTO DE EGRESOS DE LA FEDERACIÓN

CAPÍTULO I

Disposiciones Generales

Artículo 1. El ejercicio, el control y la evaluación del gasto público federal para el ejercicio fiscal de 2018, así como la contabilidad y la presentación de la información financiera correspondiente, se realizarán conforme a lo establecido en la Ley Federal de Presupuesto y Responsabilidad Hacendaria, la Ley General de Contabilidad Gubernamental y en las disposiciones que, en el marco de dichas leyes, estén establecidas en otros ordenamientos legales y en este Presupuesto de Egresos.

La interpretación del presente Presupuesto de Egresos, para efectos administrativos y exclusivamente en el ámbito de competencia del Ejecutivo Federal, corresponde a la Secretaría y a la Función Pública, en el ámbito de sus atribuciones, conforme a las disposiciones y definiciones que establece la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

La información que, en términos del presente Decreto, deba remitirse a la Cámara de Diputados será enviada a la Mesa Directiva de la misma, la cual turnará dicha información a las comisiones competentes, en forma impresa y en formato electrónico de texto modificable o de base de datos según corresponda, con el nivel de desagregación que establece la Ley Federal de Presupuesto y Responsabilidad Hacendaria y las disposiciones normativas vigentes, y será publicada en las páginas de Internet que correspondan.

En caso de que la fecha límite para presentar la información sea un día inhábil, la misma se recorrerá al día hábil siguiente.

En el ámbito de sus atribuciones, la Secretaría presentará información presupuestaria comparable respecto del ejercicio fiscal anterior y de los diversos documentos presupuestarios.

La Secretaría reportará en los Informes Trimestrales la evolución de las erogaciones correspondientes a los anexos transversales a que se refiere el artículo 41, fracción II, incisos j), o), p), q), r), s), t), u) y v), de la Ley Federal de Presupuesto y Responsabilidad Hacendaria; así como las principales causas de variación del gasto neto total al trimestre que corresponda, respecto del presupuesto aprobado, por ramo y entidad.

Los entes públicos a los que se les asignen recursos del presente Presupuesto contarán con un sistema de control interno en términos de las disposiciones jurídicas aplicables y con cargo a su presupuesto aprobado, con el fin de propiciar un ambiente de prevención y de gestión de riesgos. La Auditoría y la Función Pública podrán establecer modelos para la instrumentación del sistema de control interno que serán aplicables en los términos de los convenios que suscriban para tal efecto con dichos entes públicos.

CAPÍTULO II

De las erogaciones

Artículo 2. El gasto neto total previsto en el presente Presupuesto de Egresos importa la cantidad de $5,279,667,000,000, y corresponde al total de los ingresos aprobados en la Ley de Ingresos.

En términos del artículo 17 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, para el presente ejercicio fiscal se prevé un déficit presupuestario de $466,684,400,000.

Artículo 3. El gasto neto total se distribuye conforme a lo establecido en los Anexos de este Decreto y Tomos del Presupuesto de Egresos y se observará lo siguiente:

I. Las erogaciones de los ramos autónomos, administrativos y generales, así como los capítulos específicos que incorporan los flujos de efectivo de las entidades, se distribuyen conforme a lo previsto en el Anexo 1 del presente Decreto y los Tomos II a IX, de este Presupuesto de Egresos. En el Tomo I se incluye la información establecida en el artículo 41, fracción II, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria;

II. El gasto corriente estructural se incluye en el Anexo 2 de este Decreto;

III. El capítulo específico que incorpora las erogaciones correspondientes a los gastos obligatorios, se incluye en el Anexo 3 de este Decreto;

IV. El capítulo específico que incorpora los proyectos de inversión en infraestructura que cuentan con aprobación para realizar erogaciones plurianuales en términos del artículo 74, fracción IV, párrafo primero, de la Constitución Política de los Estados Unidos Mexicanos, se incluye en el Anexo 4 de este Decreto;

V. El capítulo específico que incorpora las erogaciones correspondientes a los compromisos plurianuales sujetos a la disponibilidad presupuestaria de los años subsecuentes, se incluye en el Anexo 5 de este Decreto;

VI. El capítulo específico que incorpora el monto máximo anual de gasto programable para atender los compromisos de pago requeridos para los nuevos proyectos de asociación público-privada y para aquellos autorizados en ejercicios fiscales anteriores, así como la información de cada uno de ellos, en términos del artículo 24 de la Ley de Asociaciones Público Privadas, se incluye en el Anexo 5.A de este Decreto y en el Tomo VIII del Presupuesto de Egresos;

VII. El capítulo específico que incorpora las erogaciones correspondientes a los compromisos derivados de proyectos de infraestructura productiva de largo plazo se incluye en el Anexo 6 de este Decreto y en el Tomo VII del Presupuesto de Egresos;

VIII. El capítulo específico que incorpora las previsiones salariales y económicas, se incluye en los Anexos 7 y 25 de este Decreto y en los Tomos III a VI del Presupuesto de Egresos.

Los montos y términos aprobados en este capítulo específico en dichos Anexos y Tomos del Presupuesto de Egresos, incluyendo las previsiones para contingencias y sus ampliaciones derivadas de adecuaciones presupuestarias y ahorros necesarios durante el ejercicio fiscal para cumplir, en su caso, con las disposiciones laborales aplicables, forman parte de la asignación global a que se refiere el artículo 33 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria;

IX. La suma de recursos destinados a cubrir el costo financiero de la deuda pública del Gobierno Federal, aquél correspondiente a la deuda de las empresas productivas del Estado incluidas en el Anexo 1, inciso E, de este Decreto; las erogaciones derivadas de operaciones y programas de saneamiento financiero, así como aquéllas para programas de apoyo a ahorradores y deudores de la banca, se distribuyen conforme a lo establecido en el Anexo 8 de este Decreto;

X. Para los efectos de los artículos 42 de la Ley de Adquisiciones, Arrendamientos y Servicios del Sector Público, y 43 de la Ley de Obras Públicas y Servicios Relacionados con las Mismas, los montos máximos de adjudicación directa y los de adjudicación mediante invitación a cuando menos tres personas, de las adquisiciones, arrendamientos, prestación de servicios, obras públicas y servicios relacionados con éstas, serán los señalados en el Anexo 9 de este Decreto. Los montos establecidos deberán considerarse sin incluir el importe del Impuesto al Valor Agregado;

XI. Los recursos para el desarrollo integral de los pueblos y comunidades indígenas se señalan en el Anexo 10 de este Decreto, en los términos del artículo 2o., Apartado B, de la Constitución Política de los Estados Unidos Mexicanos y conforme al artículo 41, fracción II, inciso j), de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, se presentan desglosados por ramo y programa presupuestario;

XII. Los recursos que conforman el Programa Especial Concurrente para el Desarrollo Rural Sustentable se señalan en el Anexo 11 de este Decreto, conforme a lo previsto en los artículos 16 y 69 de la Ley de Desarrollo Rural Sustentable;

XIII. El monto total de los recursos previstos para el programa de ciencia, tecnología e innovación, conforme a lo previsto en el artículo 22 de la Ley de Ciencia y Tecnología, se señala en el Anexo 12 de este Decreto;

XIV. Las erogaciones de los programas para la Igualdad entre Mujeres y Hombres, se señalan en el Anexo 13 de este Decreto;

XV. El presupuesto consolidado de la Estrategia de Transición para Promover el Uso de Tecnologías y Combustibles más Limpios, conforme al artículo 24 de la Ley de Transición Energética, se señala en el Anexo 15 de este Decreto;

XVI. Las erogaciones para el Ramo General 23 Provisiones Salariales y Económicas se distribuyen conforme a lo previsto en el Anexo 21 de este Decreto;

XVII. Las erogaciones para el Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos se distribuyen conforme a lo previsto en el Anexo 22 de este Decreto.

Las previsiones para servicios personales del Ramo General referidos en el párrafo anterior, que se destinen para sufragar las medidas salariales y económicas, deberán ser ejercidas conforme a lo que establece el segundo párrafo de la fracción VIII anterior y el artículo 16 de este Decreto y serán entregadas a las entidades federativas a través del Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios y, sólo en el caso de la Ciudad de México se ejercerán por medio del Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos;

XVIII. Las erogaciones para el Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios se distribuyen conforme a lo previsto en el Anexo 23 de este Decreto;

XIX. Los límites de las remuneraciones de los servidores públicos de la Federación se señalan en el Anexo 24 de este Decreto y en el Tomo IX de este Presupuesto de Egresos;

XX. Las previsiones para sufragar las erogaciones correspondientes a las medidas salariales y económicas para los Ramos Generales 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos, y 33 Aportaciones Federales para Entidades Federativas y Municipios, se distribuyen conforme a lo establecido en el Anexo 25 de este Decreto;

XXI. Los programas sujetos a reglas de operación se señalan en el Anexo 26 de este Decreto;

XXII. Los principales programas previstos en este Presupuesto de Egresos se detallan en el Anexo 27 de este Decreto, y

XXIII. El presupuesto de PROSPERA Programa de Inclusión Social se distribuye conforme a lo establecido en el Anexo 28 de este Decreto.

Los Anexos 14, 16 al 20 y 29 al 31 de este Decreto, comprenden los recursos para la atención de grupos vulnerables; la adaptación y mitigación de los efectos del cambio climático; el desarrollo de los jóvenes; la atención de niñas, niños y adolescentes; la prevención del delito, combate a las adicciones, rescate de espacios públicos y promoción de proyectos

productivos; la prevención, detección y sanción de faltas administrativas y hechos de corrupción, así como para la fiscalización y control de recursos públicos; la conservación y mantenimiento carretero; subsidios para organismos descentralizados estatales, y la distribución del programa hidráulico: subsidios para entidades federativas.

Dichos recursos deberán ser ejercidos de forma tal que permitan su debido seguimiento, evaluación y difusión para conocer su impacto conforme al Plan Nacional de Desarrollo y las políticas públicas derivadas del mismo.

Con cargo al Ramo General 23 Provisiones Salariales y Económicas, se autorizan $150,000,000 para los trabajos y actividades asociados al Presidente Electo, en términos de lo dispuesto en los artículos 43 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria y 63 A de su Reglamento, a efecto de llevar a cabo la elaboración y presentación del Plan Nacional de Desarrollo; la iniciativa de Ley de Ingresos y el proyecto de Presupuesto de Egresos; programas gubernamentales; seguridad pública y nacional; trabajos de enlace con la administración saliente; difusión y actividades preparatorias que permitan crear las condiciones propicias para el inicio de su encargo.

Artículo 4. Para el presente ejercicio fiscal no se incluyen recursos para el Programa Erogaciones Contingentes, correspondiente a la partida secreta a que se refiere el artículo 74, fracción IV, párrafo cuarto, de la Constitución Política de los Estados Unidos Mexicanos.

Artículo 5. Para el ejercicio fiscal 2018 se aprueba para Petróleos Mexicanos una meta de balance financiero de -$79,414,301,404 y un techo de gasto de servicios personales de $93,228,000,000. Asimismo, se aprueba para la Comisión Federal de Electricidad una meta de balance financiero de $18,000,053,536, y un techo de gasto de servicios personales de $56,788,302,792.

Artículo 6. Conforme al artículo 272 de la Ley del Seguro Social, el gasto programable del Instituto Mexicano del Seguro Social será de $679,284,281,924. El Gobierno Federal aportará al Instituto la cantidad de $91,321,081,501, como aportaciones para los seguros; asimismo, dispondrá de la cantidad de $266,214,252,087, para cubrir las pensiones en curso de pago derivadas del artículo Duodécimo Transitorio de la Ley del Seguro Social publicada en el Diario Oficial de la Federación el 21 de diciembre de 1995, y aportará la cantidad de $2,803,926,054, para atender lo dispuesto en los artículos 141, 172 y 172 A de dicha Ley.

Durante el ejercicio fiscal de 2018, el Instituto Mexicano del Seguro Social deberá destinar a las Reservas Financieras y Actuariales de los seguros y a la Reserva General Financiera y Actuarial, así como al Fondo para el Cumplimiento de Obligaciones Laborales de Carácter Legal o Contractual, a que se refieren los artículos 280, fracciones III y IV, y 286 K, respectivamente, de la Ley del Seguro Social, la cantidad de $11,949,346,781.00, a fin de garantizar el debido y oportuno cumplimiento de las obligaciones que contraiga, derivadas del pago de beneficios y la prestación de servicios relativos a los seguros que se establecen en dicha Ley; así como para hacer frente a las obligaciones laborales que contraiga, ya sea por disposición legal o contractual con sus trabajadores.

Para los efectos del artículo 277 G de la Ley del Seguro Social, el Instituto Mexicano del Seguro Social deberá sujetarse a las normas de austeridad y disciplina presupuestaria contenidas en este Decreto, en los términos propuestos por el Consejo Técnico de dicho Instituto las cuales se aplicarán sin afectar con ellas el servicio público que está obligado a prestar a sus derechohabientes; asimismo, conforme al mismo artículo 277 G, dichas normas no deberán afectar las metas de constitución o incremento de reservas establecidas en este Decreto.

El uso de reservas de cualquier naturaleza y tipo deberá ser registrado invariablemente como gasto programable. Asimismo, las reservas del Seguro de Invalidez y Vida y de Riesgos de Trabajo, únicamente podrán destinarse para las prestaciones monetarias de esos seguros; y no para financiar gasto corriente del Instituto, salvo en los casos que así lo prevea la Ley del Seguro Social.

El titular y los servidores públicos competentes del Instituto Mexicano del Seguro Social serán responsables de que el ejercicio del gasto de dicho Instituto se sujete a los montos autorizados para cubrir su gasto programable, para las reservas y el fondo a que se refiere este artículo.

TÍTULO SEGUNDO

DEL FEDERALISMO

CAPÍTULO ÚNICO

De los recursos federales transferidos a las entidades federativas, a los municipios y a las demarcaciones territoriales de la Ciudad de México

Artículo 7. El ejercicio de los recursos federales aprobados en este Presupuesto de Egresos para ser transferidos a las entidades federativas y, por conducto de éstas, a los municipios y a las demarcaciones territoriales de la Ciudad de México, así como el de los recursos federales que se ejerzan de manera concurrente con recursos de dichos órdenes de gobierno, se sujetará a las disposiciones legales aplicables, al principio de anualidad y a lo siguiente:

I. El resultado de la distribución entre las entidades federativas de los recursos que integran los fondos del Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios, se presenta en el Tomo IV de este Presupuesto de Egresos, con excepción del Fondo de Aportaciones para la Seguridad Pública de los Estados y del Distrito Federal (FASP), cuya distribución se realizará conforme a lo dispuesto en el artículo 44 de la Ley de Coordinación Fiscal;

II. Los recursos federales a que se refiere este artículo, distintos a los previstos en la Ley de Coordinación Fiscal, serán ministrados siempre y cuando las entidades federativas y, en su caso, los municipios y demarcaciones territoriales de la Ciudad de México, cumplan con lo previsto en la Ley Federal de Presupuesto y Responsabilidad Hacendaria, la Ley de Disciplina Financiera de las Entidades Federativas y los Municipios, la Ley General de Contabilidad Gubernamental, el Presupuesto de Egresos y las demás disposiciones jurídicas aplicables, así como, en su caso, los convenios correspondientes;

III. Los proyectos de infraestructura que realicen las entidades federativas, municipios y demarcaciones territoriales de la Ciudad de México, con cargo a los recursos de los fondos del Ramo General 23 Provisiones Salariales y Económicas, deberán

incluir la leyenda siguiente: "Esta obra fue realizada con recursos públicos federales", sin perjuicio de las demás que establezca el presente Decreto.

La Secretaría deberá publicar de forma trimestral, en el Portal de Transparencia Presupuestaria, la información relativa a los proyectos de infraestructura aprobados en el Ramo General 23 Provisiones Salariales y Económicas, incluyendo el monto aprobado y pagado; su ubicación geográfica, y los lineamientos aplicables a dichos recursos. Asimismo, deberá informar en dicho medio el avance financiero de los proyectos con base en los reportes que, de conformidad con la normatividad aplicable, realicen las entidades federativas, municipios y demarcaciones territoriales de la Ciudad de México. La información anterior, deberá estar disponible, a su vez, en formato de datos abiertos;

IV. Los programas que prevean la aportación de recursos por parte de las entidades federativas y, en su caso, municipios o demarcaciones territoriales de la Ciudad de México, para ser ejercidos de manera concurrente con recursos federales, se sujetarán a lo siguiente:

a) El porcentaje o monto que corresponda aportar a las entidades federativas y, en su caso, a los municipios o demarcaciones territoriales de la Ciudad de México, será establecido por las dependencias a cargo de los respectivos programas;

b) Dichos órdenes de gobierno deberán realizar las aportaciones de recursos que le correspondan en las cuentas bancarias productivas específicas respectivas, en un periodo que no deberá exceder de 20 días hábiles contados a partir de la recepción de los recursos federales. Los recursos federales deberán ser ministrados de acuerdo con el calendario establecido en los convenios y de ninguna manera podrá iniciar ministraciones después del mes de marzo.

Antes del vencimiento del plazo a que se refiere el párrafo anterior, las entidades federativas y, en su caso, municipios o demarcaciones territoriales de la Ciudad de México, en casos debidamente justificados, podrán solicitar a la dependencia o entidad correspondiente una prórroga para realizar la aportación correspondiente de recursos locales, hasta por el mismo plazo a que se refiere el párrafo anterior;

c) La entidad federativa, municipio o demarcación territorial que se vea afectado por situaciones que obliguen al Ejecutivo Federal a emitir declaratorias de emergencia o de desastre natural, en los términos de la Ley General de Protección Civil, contará con una prórroga de 20 días hábiles adicionales para efectuar el depósito de las aportaciones que le correspondan, una vez publicada la declaratoria;

d) Las entidades federativas podrán cubrir hasta en dos exhibiciones durante el ejercicio fiscal su aportación a los programas concurrentes en materia educativa para todos los niveles, y

e) Las ministraciones de recursos federales podrán ser suspendidas cuando las entidades federativas y, en su caso, los municipios y demarcaciones territoriales de la Ciudad de México no aporten en los plazos previstos los recursos que les corresponden en las cuentas específicas;

V. La Secretaría de Educación Pública comunicará a las entidades federativas a más tardar el último día hábil del mes de marzo, el presupuesto para el subsidio para organismos descentralizados estatales que la Federación otorga, así como para los programas financiados con fondos concurrentes;

VI. En caso de que, en los términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, deban realizarse ajustes o adecuaciones al Presupuesto de Egresos durante el ejercicio fiscal, una vez que se realicen las compensaciones previstas en la misma y, en su caso, una vez utilizados los recursos de las reservas que correspondan en términos de dicha ley, los ajustes que fuera necesario realizar a los recursos federales distintos a los contenidos en la Ley de Coordinación Fiscal destinados a las entidades federativas, municipios y demarcaciones territoriales de la Ciudad de México, deberán efectuarse de manera proporcional a los demás ajustes al Presupuesto de Egresos, informando de tales ajustes o adecuaciones a la Cámara de Diputados;

VII. Los recursos federales vinculados con ingresos excedentes que, en los términos de los artículos 19, fracción IV, inciso d), de la Ley Federal de Presupuesto y Responsabilidad Hacendaria y 12, sexto párrafo, de su Reglamento, tengan como destino la realización de programas y proyectos de inversión en infraestructura y equipamiento de las entidades federativas, se sujetarán a las disposiciones aplicables del Fideicomiso para la Infraestructura en los Estados (FIES). En el caso de los subsidios que tengan el mismo destino, la Secretaría deberá entregar los recursos a las entidades federativas de acuerdo con un calendario establecido y podrá emitir las disposiciones correspondientes para comprobación de los mismos en términos de los artículos 34 y 79 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria;

VIII. Las entidades federativas, municipios y demarcaciones territoriales de la Ciudad de México deberán enviar a la Secretaría, a través del sistema al que hace referencia el artículo 85 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria la información de las evaluaciones que lleven a cabo sobre recursos federales transferidos, en los términos de las disposiciones aplicables. La Secretaría deberá reportar dicha información en los Informes Trimestrales;

IX. El Consejo Nacional de Seguridad Pública aprobará a más tardar en el mes de enero, los criterios de distribución de los recursos de los fondos de ayuda federal para la seguridad pública a que se refiere el artículo 21 de la Constitución Política de los Estados Unidos Mexicanos, en términos de lo establecido en el artículo 142 de la Ley General del Sistema Nacional de Seguridad Pública.

Para efectos del párrafo anterior, se promoverá que, por lo menos, el 20 por ciento de los recursos previstos en el Fondo de Aportaciones para el Fortalecimiento de los Municipios y de las Demarcaciones Territoriales del Distrito Federal (FORTAMUN), se destinen a la atención de necesidades directamente vinculadas con la seguridad pública.

El Consejo Nacional de Seguridad Pública, al aprobar los criterios para la distribución de los recursos de los fondos de ayuda federal que se otorguen a las entidades federativas, municipios y demarcaciones territoriales de la Ciudad de México para la seguridad pública, promoverá y vigilará que su aplicación se oriente al cumplimiento de los ejes estratégicos y programas con prioridad nacional definidos por dicho Consejo, así como que su erogación se realice dentro del presente ejercicio fiscal.

Para tales efectos, los convenios relativos a estos fondos establecerán mecanismos que contribuyan a agilizar la recepción y el ejercicio de los recursos que reciban las entidades federativas, los municipios y las demarcaciones territoriales de la Ciudad de México.

Dicho Consejo promoverá que, por lo menos, el 20 por ciento de los recursos del Fondo de Aportaciones para la Seguridad Pública de los Estados y del Distrito Federal (FASP) se distribuya entre los municipios y las demarcaciones territoriales de la Ciudad de México, conforme a criterios que integren el número de habitantes y el avance en la aplicación del Programa Estatal de Seguridad Pública en materia de profesionalización, equipamiento, modernización tecnológica e infraestructura.

Las entidades federativas, los municipios y las demarcaciones territoriales de la Ciudad de México, en el ejercicio de los recursos que les sean transferidos para seguridad pública, a través del Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios deberán alinear, en su caso, la aplicación de los recursos para implementar y operar el modelo de desarrollo y operación policial previsto en la ley de la materia, conforme a los ejes estratégicos aprobados por el Consejo Nacional de Seguridad Pública, y

X. Durante los primeros 10 días naturales del mes de febrero, las entidades federativas deberán enviar a la Secretaría, en forma impresa y en formato electrónico de base de datos, el calendario de distribución y montos que de los fondos a los que se refieren los artículos 35 y 36 de la Ley de Coordinación Fiscal correspondan para el ejercicio fiscal 2018 a sus municipios o demarcaciones territoriales, según corresponda.

Artículo 8. El presente Presupuesto de Egresos incluye la cantidad de $5,000,000,000, para el otorgamiento del subsidio para el fortalecimiento del desempeño en materia de seguridad pública a los municipios y demarcaciones territoriales de la Ciudad de México y, en su caso, a las entidades federativas que ejerzan de manera directa o coordinada la función.

Los subsidios a que se refiere este artículo serán destinados para los conceptos y conforme a los lineamientos que establezca el Secretariado Ejecutivo del Sistema Nacional de Seguridad Pública en alineación con los programas con prioridad nacional definidos por el Consejo Nacional de Seguridad Pública, con el objeto de apoyar la profesionalización, la certificación y el equipamiento de los elementos policiales de las instituciones de seguridad pública, así como al fortalecimiento tecnológico, de equipo e infraestructura de las instituciones de seguridad pública y a la prevención social de la violencia y la delincuencia.

A más tardar el 25 de enero, el Secretariado Ejecutivo del Sistema Nacional de Seguridad Pública publicará en el Diario Oficial de la Federación los lineamientos a que se refiere el párrafo anterior, los cuales incluirán lo siguiente:

I. Los requisitos y procedimientos para la gestión, administración y evaluación de los recursos, mismos que establecerán, entre otros, los plazos para la solicitud y entrega de recursos, así como el porcentaje de participación que deberán cubrir los beneficiarios como aportación;

II. La fórmula de elegibilidad y distribución de recursos.

En dicha fórmula deberá tomarse en consideración, entre otros, el número de habitantes; el estado de fuerza de los elementos policiales; la eficiencia en el combate a la delincuencia; la incidencia delictiva en los municipios y demarcaciones territoriales y las características asociadas a los mismos, como son: destinos turísticos, zonas fronterizas, conurbados y aquellos afectados por su proximidad geográfica a otros con alta incidencia delictiva, y

III. La lista de municipios y demarcaciones territoriales beneficiarios del subsidio y el monto de asignación correspondiente a cada uno.

El Secretariado Ejecutivo del Sistema Nacional de Seguridad Pública deberá suscribir los convenios específicos de adhesión y sus anexos técnicos, con las entidades federativas y con los beneficiarios del subsidio, a más tardar el último día hábil de febrero.

En dichos convenios deberán preverse los términos de la administración de los recursos del subsidio con base en las siguientes modalidades:

a) Ejercicio directo de la función de seguridad pública en el municipio o demarcación territorial por la entidad federativa;

b) Ejercicio directo de la función de seguridad pública por el municipio, o

c) Ejercicio coordinado de la función de seguridad pública entre ambos.

En los casos de los incisos b) y c) deberá estipularse el compromiso de las entidades federativas de entregar el monto correspondiente de los recursos a los municipios o demarcaciones territoriales, incluyendo sus rendimientos financieros, a más tardar dentro de los 5 días hábiles posteriores a que aquéllas reciban los recursos de la Federación.

Los recursos a que se refiere este artículo se sujetarán a las disposiciones aplicables a los subsidios federales, incluyendo aquéllas establecidas en el artículo 7 de este Decreto.

Artículo 9. La Secretaría, a más tardar el 31 de enero, emitirá las disposiciones para la aplicación de los recursos de los siguientes fondos:

I. Fondo Regional. Este fondo tiene por objeto apoyar a las 10 entidades federativas con menor índice de desarrollo humano respecto del índice nacional, a través de programas y proyectos de inversión destinados a permitir el acceso de la población a los servicios básicos de educación y salud, mantener e incrementar el capital físico o la capacidad productiva, así como de infraestructura básica; mediante la construcción, rehabilitación y ampliación de infraestructura pública y su equipamiento.

Los recursos de este fondo se aplicarán a través del fideicomiso público denominado Fondo Regional constituido por la Secretaría. La aprobación de los proyectos de infraestructura propuestos por las entidades federativas estará a cargo del comité técnico del fideicomiso.

El 50 por ciento de los recursos del Fondo se destinará a los estados de Chiapas, Guerrero y Oaxaca, y el restante 50 por ciento a las siete entidades federativas con menor índice de desarrollo humano, en términos de las disposiciones que emita la Secretaría;

II. Fondo para la Accesibilidad en el Transporte Público para las Personas con Discapacidad. La asignación prevista se distribuirá conforme a lo señalado en el Anexo 21.1 de este Decreto en los términos y condiciones que mediante convenio se determinen para tal efecto, y

III. Fondo de Capitalidad para la Ciudad de México. Este fondo tiene por objeto apoyar la Ciudad de México, en consideración a su condición de sede de los Poderes de la Unión y capital de los Estados Unidos Mexicanos, en términos del artículo 44 de la Constitución Política de los Estados Unidos Mexicanos.

Los recursos del Fondo de Capitalidad se podrán destinar para:

a) Infraestructura y equipamiento en materia de procuración de justicia, readaptación social, y protección civil y rescate, considerando la capacitación que al respecto requieran los servidores públicos que realicen actividades en dichas materias;

b) Inversión en infraestructura vial primaria, incluyendo su construcción, modernización, reconstrucción, ampliación, remodelación, mantenimiento, conservación, equipamiento y el servicio de alumbrado público que su operación requiera;

c) Inversión en infraestructura cultural, turística o de transporte público, incluyendo su construcción, modernización, reconstrucción, ampliación, remodelación, mantenimiento, conservación y equipamiento. En el caso de la infraestructura de transporte público, incluye la adquisición y renovación del equipo que la complemente, considerando el mantenimiento preventivo y correctivo que para su operación requiera;

d) Infraestructura, equipamiento y mantenimiento, en materia de vigilancia, que permita desarrollar y aplicar políticas públicas para la prevención del delito;

e) Inversión en materia ambiental, tal como mantenimiento de suelos de conservación, infraestructura hidráulica, y para el manejo integral de residuos sólidos (recolección, traslado y disposición final), incluyendo la adquisición del equipo correspondiente, y

f) Inversión en infraestructura y equipamiento de puntos de recaudación de impuestos locales, así como la inversión para el desarrollo, implementación, equipamiento y operación de estrategias que incrementen la recaudación de la Ciudad de México.

Se podrá destinar hasta el veinte por ciento de la totalidad de este Fondo para gastos de operación asociados a los programas y proyectos descritos en esta fracción.

Los recursos de este Fondo podrán destinarse a la reconstrucción de la infraestructura pública dañada en la Ciudad de México como consecuencia de fenómenos naturales perturbadores.

La asignación prevista para los fondos a que se refieren las fracciones I y III del presente artículo, se contempla en el Anexo 21 de este Decreto.

Del monto total asignado a cada uno de los fondos previstos en este artículo, la Secretaría podrá destinar hasta el 1 por ciento para la administración de los mismos, y transferirá a la Auditoría una cantidad equivalente al 1 al millar de los montos aprobados en cada uno de estos fondos, para su fiscalización.

Las entidades federativas que tengan asignados recursos para la ejecución de proyectos con cargo a estos fondos, serán responsables de la integración y veracidad de la información técnica que presenten a la Secretaría para la solicitud de los recursos correspondientes, así como de la aplicación, seguimiento, control, rendición de cuentas y transparencia de dichos recursos en términos de las disposiciones aplicables, sin perjuicio de las atribuciones que tengan conferidas las autoridades federales en materia de fiscalización. La información referida deberá estar disponible en la página de Internet del ejecutor de gasto o, en su caso, en otros medios accesibles a los ciudadanos.

En caso de incumplimiento de los plazos, términos y condiciones establecidos en las disposiciones aplicables, la Secretaría podrá suspender las ministraciones o reasignar dichos recursos a programas sociales y de inversión en infraestructura.

Artículo 10. Los recursos federales que se asignan en este Presupuesto de Egresos para el Fondo Metropolitano se aplicarán a través del instrumento jurídico y mecanismo presupuestario que determine la Secretaría.

Los Consejos para el Desarrollo Metropolitano o los órganos equivalentes de carácter estatal propondrán la aprobación de los programas o proyectos de infraestructura a un comité presidido por la Secretaría, que contará con la participación de las secretarías de Medio Ambiente y Recursos Naturales, y de Desarrollo Agrario, Territorial y Urbano. La Secretaría emitirá las disposiciones específicas que establecerán los criterios, requisitos y procedimientos para el otorgamiento de los recursos del Fondo.

Los recursos del Fondo se destinarán a las zonas metropolitanas definidas por el grupo interinstitucional conformado por la Secretaría de Desarrollo Agrario, Territorial y Urbano, el Instituto Nacional de Estadística y Geografía y el Consejo Nacional de Población, de conformidad con los programas y proyectos de infraestructura que apruebe el comité referido en el párrafo anterior.

Los recursos del Fondo Metropolitano se destinarán a programas y proyectos de infraestructura; los cuales demuestren ser viables y sustentables, orientados a promover la adecuada planeación del desarrollo regional, urbano, el transporte público y la movilidad no motorizada y del ordenamiento del territorio para impulsar la competitividad económica, la sustentabilidad y las capacidades productivas de las zonas metropolitanas, coadyuvar a su viabilidad y a mitigar su vulnerabilidad o riesgos por fenómenos naturales, ambientales y los propiciados por la dinámica demográfica y económica, así como a la consolidación urbana y al aprovechamiento óptimo de las ventajas competitivas de funcionamiento regional, urbano y económico del espacio territorial de las zonas metropolitanas.

Los programas y proyectos de infraestructura a los que se destinen los recursos federales del Fondo Metropolitano deberán guardar congruencia con el Plan Nacional de Desarrollo 2013-2018, el Programa Nacional de Infraestructura 2014-2018, así como con los programas en materia de desarrollo regional y urbano correspondientes.

Para la determinación de los programas y proyectos de infraestructura que someterán a consideración del comité a que se refiere este artículo, los gobiernos de las entidades federativas a través de su Consejo para el Desarrollo Metropolitano o el órgano equivalente de carácter estatal deberán observar criterios objetivos de evaluación de costo y beneficio, así como de impacto metropolitano, económico, social y ambiental, de acuerdo con las disposiciones del Fondo Metropolitano y las demás aplicables, tomando en cuenta la movilidad no motorizada considerada en estudios, planes, evaluaciones, programas, proyectos, acciones, obras de infraestructura y su equipamiento, en cualquiera de sus componentes, ya sean nuevos o en proceso.

El Consejo para el Desarrollo Metropolitano o el órgano equivalente de carácter estatal establecerá los mecanismos de participación y de presentación de programas y proyectos de infraestructura por parte de los municipios o demarcaciones territoriales de la Ciudad de México.

El Consejo para el Desarrollo Metropolitano, o su equivalente, estará presidido por el gobernador o gobernadores e integrado por los representantes que señalen las disposiciones del Fondo Metropolitano. En el caso de zonas metropolitanas en territorio de dos o más entidades federativas la presidencia será rotativa y con duración de por lo menos un año, pudiendo acordar el establecimiento de una presidencia conjunta, en cuyo caso no tendrá término de duración.

Los municipios y las demarcaciones territoriales de la Ciudad de México, por conducto de sus representantes, podrán participar en las sesiones del Consejo para el Desarrollo Metropolitano postulando programas y proyectos de infraestructura, presentando iniciativas y propuestas en el marco del objeto y fines del Fondo Metropolitano, en términos de las disposiciones aplicables al Fondo.

Dicho Consejo deberá quedar instalado a más tardar el tercer mes del año de ejercicio, salvo cuando se trate del inicio de un nuevo mandato de gobierno estatal, en cuyo caso dispondrá de hasta 30 días naturales contados a partir de la fecha de toma de posesión del cargo.

Las entidades federativas deberán reportar trimestralmente el informe del destino y aplicación de los recursos, del avance físico y financiero y de la evaluación de los resultados alcanzados, a la Secretaría y a la Cámara de Diputados, en los términos del artículo 85 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria y las demás disposiciones legales aplicables al Fondo Metropolitano.

Las entidades federativas que conforman cada zona metropolitana deberán publicar trimestralmente en sus páginas de Internet la información actualizada respecto de la autorización de la asignación de recursos del Fondo Metropolitano.

La Secretaría podrá destinar hasta el 1 por ciento del monto total asignado al Fondo, para la administración del mismo, y transferirá a la Auditoría una cantidad equivalente al 1 al millar del monto aprobado del Fondo, para su fiscalización.

Artículo 11. Los recursos a que se refieren el Anexo 21.2 Proyectos de Desarrollo Regional se destinarán para inversión en las entidades federativas, municipios y demarcaciones territoriales de la Ciudad de México, quienes serán responsables de la integración y veracidad de la información contenida en los expedientes técnicos correspondientes, la aplicación, seguimiento, control, rendición de cuentas y transparencia de dichos recursos en términos de las disposiciones aplicables, sin perjuicio de las atribuciones que correspondan a las autoridades federales en materia de fiscalización. La información referida deberá estar disponible en la página de Internet del ejecutor de gasto, o a través de medios accesibles a los ciudadanos, según sea el caso.

Del costo total de cada proyecto de infraestructura, se podrá destinar hasta el 30 por ciento de los recursos para su equipamiento.

Las entidades federativas, municipios y demarcaciones territoriales de la Ciudad de México, que realicen proyectos de infraestructura con cargo a los recursos de este fondo, se sujetarán a las disposiciones específicas que para tal efecto emita la Secretaría, a más tardar el 31 de enero.

En el caso de los proyectos de infraestructura cuyos montos sean iguales o menores a 10 millones de pesos, las entidades federativas, así como los municipios y demarcaciones territoriales de la Ciudad de México, deberán presentar la cédula del proyecto que incluya, cuando menos lo siguiente: los datos, la descripción y la geolocalización de la obra; recursos solicitados y retenciones; calendario de ejecución, componentes y metas, así como su factibilidad.

La Secretaría podrá ministrar los recursos cuando se cuente con la información referida en el párrafo anterior, respecto de cada proyecto de infraestructura.

Para los proyectos mayores a 10 millones de pesos y menores o iguales a 50 millones de pesos, se requerirá la presentación del expediente técnico correspondiente, conforme a las disposiciones a que se refiere el presente artículo.

Los proyectos cuyo costo total sea mayor a 50 millones de pesos deberán contar con el análisis costo-beneficio simplificado o análisis costo-eficiencia simplificado, según corresponda, en términos de las disposiciones que para tal efecto se emitan.

Los proyectos con cargo al fondo referido en este artículo deberán sujetarse a los costos paramétricos, cuando corresponda, de conformidad con las disposiciones que emita la Secretaría. Las entidades federativas, municipios y demarcaciones territoriales de la Ciudad de México serán responsables ante los órganos fiscalizadores de justificar las variaciones que, en su caso, excedan de dichos costos.

Del monto total asignado a este fondo, la Secretaría podrá destinar hasta el 1 por ciento para la administración del mismo, y transferirá a la Auditoría una cantidad equivalente al 1 al millar del monto aprobado en este fondo, para su fiscalización.

Artículo 12. Las entidades federativas y, en su caso, municipios y demarcaciones territoriales de la Ciudad de México, que realicen proyectos de infraestructura con recursos del Ramo General 23 deberán reportar a la Secretaría, en los términos que ésta determine y a través del sistema al que hace referencia el artículo 85 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, la información del contrato bajo el cual se realicen dichos proyectos, su ubicación geográfica, informes sobre sus

avances y, en su caso, evidencias de conclusión. Las entidades federativas serán responsables de la veracidad de la información reportada.

TÍTULO TERCERO

DE LOS LINEAMIENTOS GENERALES PARA EL EJERCICIO FISCAL

CAPÍTULO I

Disposiciones Generales

Artículo 13. Los recursos correspondientes a los subejercicios que no sean subsanados en el plazo que establece el artículo 23, último párrafo, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, así como el importe de los ahorros que se obtengan como resultado de la instrumentación de las medidas de austeridad y disciplina presupuestaria, serán reasignados a los programas sociales y de inversión en infraestructura previstos en este Presupuesto de Egresos, así como en los términos de lo dispuesto en el artículo 61 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, respectivamente. Al efecto, la Secretaría informará trimestralmente a la Cámara de Diputados, a partir del 1 de abril, sobre dichos subejercicios. En el caso de las economías generadas durante el ejercicio fiscal, éstas deberán canalizarse a los programas y Tomos aprobados en este Presupuesto de Egresos.

La determinación de los subejercicios se realizará conforme a los calendarios autorizados, en los términos del artículo 23 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

Si al término de los 90 días establecidos en el artículo 23, último párrafo, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria los subejercicios no hubieran sido subsanados, la Función Pública procederá en los términos de la legislación en materia de responsabilidades administrativas.

La Función Pública informará trimestralmente a la Cámara de Diputados y a la Auditoría sobre las denuncias y las acciones realizadas en contra de los servidores públicos a que hace referencia el párrafo anterior.

Al término de dicho plazo, la comisión ordinaria que en razón de su competencia corresponda emitirá una opinión sobre los subejercicios informados.

CAPÍTULO II

De las disposiciones de austeridad, ajuste del gasto corriente, mejora y modernización de la gestión pública

Artículo 14. Las dependencias y entidades se sujetarán a las disposiciones de austeridad, ajuste del gasto corriente, mejora y modernización de la gestión pública que se establezcan en los términos del Título Tercero, Capítulo IV, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, y en las demás disposiciones aplicables, las cuales deberán prever como mínimo:

I. No crear plazas, salvo que se cuente con la previsión presupuestaria aprobada para tal fin en este Presupuesto de Egresos, así como aquéllas que sean resultado de reformas jurídicas.

Las plazas de investigadores y personal técnico de investigación que se creen a partir de los recursos que tenga aprobados el Ramo Administrativo 38 para este fin, se concursarán bajo los lineamientos que para tal efecto apruebe la Junta de Gobierno del Consejo Nacional de Ciencia y Tecnología.

El personal contratado en términos del párrafo anterior podrá prestar servicios de investigación y docencia en las instituciones educativas y de investigación, según se determine en los lineamientos referidos y en las disposiciones jurídicas aplicables, manteniendo la relación laboral con el Consejo Nacional de Ciencia y Tecnología;

II. Los incrementos que, en su caso, se otorguen a los servidores públicos, se sujetarán a los recursos aprobados en los Anexos 7 y 25 de este Decreto y tendrán como objetivo exclusivamente mantener el poder adquisitivo respecto del año 2017;

III. La adquisición y los arrendamientos de inmuebles procederán exclusivamente cuando no se cuente con bienes nacionales aptos para cubrir las necesidades correspondientes y previo análisis costo beneficio.

El Instituto de Administración y Avalúos de Bienes Nacionales continuará las acciones para el mejor uso y aprovechamiento inmobiliario que considere, entre otras acciones, la puesta a disposición de inmuebles desaprovechados, mismos que podrán ser utilizados para resolver necesidades de otras instituciones públicas o, en su defecto, para su desincorporación y enajenación. Para tal efecto, dicho Instituto actualizará el programa de trabajo de aprovechamiento inmobiliario federal mismo que deberá publicarse en su portal de Internet, así como podrá realizar verificaciones a los inmuebles que así considere, previo aviso a la institución pública de que se trate. Las acciones derivadas del programa deberán sujetarse al presupuesto aprobado para las dependencias y entidades;

IV. La remodelación de oficinas se limitará, de acuerdo con el presupuesto aprobado para tal efecto, a aquéllas que sean estructurales y no puedan postergarse, las que impliquen una ocupación más eficiente de los espacios en los inmuebles y generen ahorros en el mediano plazo, las que se destinen a reparar daños provenientes de casos fortuitos, así como las que tengan por objeto mejorar y hacer más accesible y eficiente la atención al público;

V. No procederá la adquisición de vehículos, salvo aquéllos que resulten indispensables para destinarse en forma exclusiva al uso oficial, aquéllos que presten directamente servicios públicos a la población, los necesarios para actividades de seguridad pública y nacional, o para las actividades productivas;

VI. Se realizará la contratación consolidada de materiales y suministros; servicios, incluyendo telefonía, mantenimiento de bienes muebles e inmuebles, fotocopiado, vigilancia, boletos de avión, vales de despensa, medicamentos, seguros sobre personas y bienes, entre otros, siempre y cuando se asegure la obtención de ahorros y de las mejores condiciones para el Estado en cuanto a calidad, precio y oportunidad disponibles.

Adicionalmente, se utilizará la modalidad de ofertas subsecuentes de descuentos en las licitaciones públicas que se realicen cuando los bienes a adquirir o servicios por contratar satisfagan los requisitos y condiciones que establece la normatividad en la materia y se asegure con ello la obtención de las mejores condiciones para el Estado;

VII. Las dependencias y entidades que tengan contratadas pólizas de seguros sobre personas y bienes deberán llevar a cabo las acciones necesarias para incorporarse a las pólizas institucionales coordinadas por la Secretaría, siempre y cuando dicha incorporación represente una reducción en el gasto global y que se mantengan o mejoren las condiciones contratadas en la póliza, y

VIII. La Secretaría podrá establecer mecanismos financieros de cobertura de riesgos para atender obligaciones contingentes relacionadas con bienes culturales de las dependencias y entidades, considerando las asignaciones con las que cuenten para tal fin, así como de aquellas obras de arte que ingresen al territorio nacional para su exhibición al público en general.

Las dependencias y entidades proporcionarán a la Secretaría, en los términos que ésta determine, la información relacionada con los contratos que impliquen la erogación de recursos públicos, la cual será pública, en formato de datos abiertos, a través del Portal de Transparencia Presupuestaria. Para ello, la Función Pública se coordinará con la Secretaría para integrar la información que al respecto contenga el sistema CompraNet.

La Secretaría podrá determinar las modalidades específicas de aplicación de las medidas de austeridad, disciplina presupuestaria y modernización en casos excepcionales, para las dependencias y entidades que sean objeto de reformas jurídicas, de nueva creación o cuando se realicen modificaciones a su estructura programática.

Los Poderes Legislativo y Judicial, así como los entes autónomos, deberán implantar medidas equivalentes a las aplicables en las dependencias y entidades, respecto de la reducción del gasto destinado a las actividades administrativas y de apoyo y del presupuesto regularizable de servicios personales, para lo cual publicarán en el Diario Oficial de la Federación y en sus respectivas páginas de Internet, a más tardar el último día hábil del mes de febrero, sus respectivos lineamientos y el monto correspondiente a la meta de ahorro. Asimismo, reportarán en los Informes Trimestrales las medidas que hayan adoptado y los montos de ahorros obtenidos. Dichos reportes serán considerados por la Comisión de Presupuesto y Cuenta Pública de la Cámara de Diputados en el proceso de análisis y aprobación de las erogaciones correspondientes al Presupuesto de Egresos para el siguiente ejercicio fiscal.

La Secretaría reportará en los Informes Trimestrales las variaciones en el gasto corriente estructural.

Artículo 15. Los Poderes Legislativo y Judicial, los entes autónomos, así como las dependencias y entidades, podrán destinar recursos presupuestarios para actividades de comunicación social, a través de la radio y la televisión, siempre y cuando privilegien y hayan solicitado en primera instancia los tiempos que por ley deben poner a disposición del Estado las empresas de comunicación que operan al amparo de concesiones federales para el uso, aprovechamiento o explotación de bienes del dominio directo de la Nación, y dichos tiempos no estuvieran disponibles en los espacios y tiempos solicitados.

No podrán realizarse erogaciones en comunicación social en las entidades federativas en donde se lleven a cabo elecciones, durante el tiempo que comprendan las campañas electorales y hasta la conclusión de la jornada comicial. Sólo podrán realizarse erogaciones en los tiempos a que se refiere el párrafo anterior, en los casos de excepción previstos en la Constitución Política de los Estados Unidos Mexicanos y en la legislación en la materia.

El Ejecutivo Federal, a través de la Secretaría de Gobernación, observando lo dispuesto en el párrafo primero de este artículo, supervisará la administración y distribución de los tiempos fiscales cubiertos por las empresas de comunicación que operan mediante concesión federal. Dicha distribución se realizará en la proporción siguiente: 40 por ciento al Poder Ejecutivo Federal; 30 por ciento al Poder Legislativo, tiempos que se distribuirán en partes iguales a la Cámara de Diputados y a la Cámara de Senadores; 10 por ciento al Poder Judicial, y 20 por ciento a los entes autónomos.

La Secretaría de Gobernación dará seguimiento a la utilización de los tiempos fiscales. Asimismo, estará facultada para reasignar estos tiempos cuando no hubieren sido utilizados con oportunidad o se encuentren subutilizados, de conformidad con las disposiciones generales que al efecto emita. Las reasignaciones se ajustarán a la proporción prevista en este artículo.

Con base en lo anterior, la Secretaría de Gobernación informará bimestralmente a la Cámara de Diputados, a través de la Comisión de Radio y Televisión, sobre la utilización de los tiempos fiscales, así como sobre las reasignaciones que, en su caso, realice.

La Secretaría de Gobernación autorizará las estrategias y programas de comunicación social, y registrará los gastos derivados de las partidas relativas a difusión de mensajes sobre programas y actividades gubernamentales; difusión de mensajes comerciales para promover la venta de productos o servicios; e información en medios masivos derivada de la operación y administración de las dependencias y entidades, de conformidad con las disposiciones generales que para tal efecto publique en el Diario Oficial de la Federación.

Todas las erogaciones que conforme a este artículo realicen las entidades deberán ser autorizadas por el órgano de gobierno respectivo o su equivalente.

Durante el ejercicio fiscal no podrán realizarse ampliaciones, traspasos de recursos de otros capítulos o conceptos de gasto, al concepto de gasto correspondiente a servicios de comunicación social y publicidad de los respectivos presupuestos, ni podrán incrementarse dichos conceptos de gasto, salvo cuando se trate de mensajes para atender situaciones de carácter contingente, se requiera para promoción comercial de las entidades para que generen mayores ingresos, tengan como propósito promover a México como destino turístico en el extranjero y los que deriven de los ingresos excedentes que obtenga el Instituto Nacional de Migración para mejorar los servicios migratorios. En dichos supuestos, los ejecutores de gasto deberán obtener de la Secretaría de Gobernación la autorización del programa de comunicación social o bien de la modificación respectiva, para lo cual señalarán el costo y su fuente de financiamiento y, posteriormente, deberán realizar el trámite de adecuación presupuestaria ante la Secretaría.

La Secretaría de Gobernación informará a la Cámara de Diputados, a través de la Comisión de Radio y Televisión, dentro de los 10 días naturales siguientes a la fecha en la que las dependencias y entidades cuenten con los recursos autorizados, sobre las razones que justifican la ampliación, traspaso o incremento de recursos, así como sobre su cuantía y modalidades de ejercicio.

El Ejecutivo Federal, por conducto de la Secretaría de Gobernación, remitirá a la Cámara de Diputados, a través de la Comisión de Radio y Televisión, en forma impresa y en formato electrónico de texto modificable de base de datos, la relación de todos los programas y campañas de comunicación social, relativos a la partida de difusión de mensajes sobre programas y actividades gubernamentales, desglosadas por dependencias y entidades, así como la programación de las erogaciones destinadas a sufragarlos. Asimismo, deberá contener la descripción de las fórmulas, modalidades y reglas para la asignación de tiempos oficiales. Dicho informe deberá presentarse una vez autorizados los programas de comunicación correspondientes.

Los programas y campañas de comunicación social se ejecutarán con arreglo a las siguientes bases:

I. Los tiempos a que se refiere el presente artículo sólo podrán destinarse a actividades de difusión, información o promoción de los programas y acciones de los Poderes Legislativo y Judicial, los entes autónomos, y dependencias o entidades, así como a las actividades análogas que prevean las disposiciones aplicables;

II. Las dependencias y entidades no podrán convenir el pago de créditos fiscales, ni de cualquier otra obligación de pago a favor de la dependencia o entidad, a través de la prestación de servicios de publicidad, impresiones, inserciones y demás actividades en materia de comunicación social. Los medios de difusión del sector público podrán convenir con los del sector privado la prestación recíproca de servicios de publicidad;

III. Las erogaciones realizadas en materia de comunicación social se acreditarán únicamente con órdenes de transmisión para medios electrónicos, con órdenes de inserción para medios impresos y con órdenes de servicio para medios complementarios. En todos los casos se deberá especificar la tarifa convenida, concepto, descripción del mensaje, destinatarios, cobertura geográfica, circulación certificada y pautas de difusión en relación con el medio de comunicación que corresponda;

IV. Los Poderes Legislativo y Judicial, los entes autónomos, así como las dependencias y entidades, previo a la contratación de servicios de producción, espacios en radio y televisión comerciales, deberán atender la información de los medios sobre cobertura geográfica, audiencias, programación y métodos para medición de audiencias, así como su capacidad técnica para la producción, postproducción y copiado. La Secretaría de Gobernación dará seguimiento a la inclusión de los medios públicos en los programas y campañas de comunicación social y publicidad de las dependencias y entidades;

V. La publicidad que adquieran las dependencias y entidades para la difusión de sus programas que otorguen subsidios o beneficios directos a la población deberá incluir, claramente visible y audible, la siguiente leyenda: "Este programa es público, ajeno a cualquier partido político. Queda prohibido el uso para fines distintos a los establecidos en el programa". En los casos de los programas de desarrollo social únicamente deberá incluirse la leyenda establecida en el artículo 28 de la Ley General de Desarrollo Social.

Para lo anterior, deberán considerarse las características de cada medio. En ningún caso los partidos políticos podrán emplear o referir estos programas en su propaganda, y

VI. Los Poderes Ejecutivo, Legislativo y Judicial, los entes autónomos, así como las dependencias y entidades harán uso de la Lengua de Señas Mexicanas por medio de un intérprete, subtítulos o, en su caso, tecnologías que permita el acceso a los contenidos de campañas en televisión a las personas con discapacidad auditiva.

La Secretaría de Gobernación informará bimestralmente a la Cámara de Diputados, a través de la Comisión de Radio y Televisión, sobre la ejecución de los programas y campañas relativos a la partida de difusión de mensajes sobre programas y actividades gubernamentales. Dichos informes deberán contener, al menos, lo siguiente: monto total erogado por dependencia y entidad, empresas prestadoras de los servicios y tiempos contratados, así como un reporte del uso de los tiempos fiscales y de estado.

La Función Pública, a través del Sistema de Comunicación Social dará seguimiento al registro que realicen las dependencias y entidades sobre las erogaciones en materia de comunicación y publicidad, con la finalidad de que se lleven a cabo de manera oportuna y actualizada en el Sistema, en términos de las disposiciones aplicables.

El gasto en comunicación social aprobado en este Presupuesto de Egresos deberá destinarse, al menos, en un 5 por ciento a la contratación en medios impresos, conforme a las disposiciones aplicables.

CAPÍTULO III

De los servicios personales

Artículo 16. Los recursos previstos en los presupuestos de las dependencias y entidades en materia de servicios personales y, en su caso, en los ramos generales, incorporan la totalidad de las previsiones para sufragar las erogaciones correspondientes a las medidas salariales y económicas, y se sujetarán a lo siguiente:

I. Los incrementos a las percepciones se determinarán, conforme a:

a) La estructura ocupacional autorizada;

b) Las plazas registradas en el sistema de administración de nómina y demás elementos previstos en el caso del artículo 27-A de la Ley de Coordinación Fiscal y del Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos, para el caso del Fondo de Aportaciones para la Nómina Educativa y Gasto Operativo;

c) La plantilla de personal, tratándose del Fondo de Aportaciones para los Servicios de Salud (FASSA), y

d) Las plantillas de personal, tratándose del Fondo de Aportaciones para la Educación Tecnológica y de Adultos (FAETA); adicionalmente, en el caso de los servicios de educación para adultos, en los términos de la Ley de Coordinación Fiscal.

Las previsiones para el incremento a las percepciones, a que se refieren los Anexos 7 y 25 de este Decreto, incluyen la totalidad de los recursos para categorías y personal de confianza y sindicalizado, por lo que no deberá utilizarse la asignación prevista a un grupo para favorecer a otro;

II. En el presente ejercicio fiscal en las dependencias y entidades no se crearán plazas en nivel alguno con excepción de los casos previstos en el artículo 14, fracción I, de este Decreto;

III. Las previsiones a que se refiere el Anexo 25 de este Decreto incluyen los recursos para la educación tecnológica y de adultos correspondientes a aquellas entidades federativas que no han celebrado los convenios establecidos en el artículo 42 de la Ley de Coordinación Fiscal. Una vez que dichas entidades celebren los convenios respectivos, dichos recursos serán entregados a éstas a través del Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios;

IV. Los recursos del Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos, incluyen las previsiones para cubrir:

a) Las medidas salariales y económicas correspondientes al fondo previsto en los artículos 26, 26-A, 27 y 27-A de la Ley de Coordinación Fiscal y al Fondo para la Educación Tecnológica y de Adultos (FAETA), que serán cubiertas a través del Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios;

b) Las medidas económicas que se requieran para la cobertura y el mejoramiento de la calidad del sistema educativo. Asimismo, las previsiones para incrementos a las percepciones incluyen las correspondientes a los sistemas de desarrollo profesional que, en su caso, correspondan en los términos de la ley de la materia, y

c) Las plazas que sean creadas con cargo a los recursos establecidos en el rubro de previsiones salariales y económicas del Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos, para su aplicación a través del Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios, de acuerdo con la normatividad aplicable, y

V. Las previsiones incluidas en el Fondo de Aportaciones para los Servicios de Salud (FASSA), incluyen los recursos para cubrir aquellas medidas económicas que se requieran para la cobertura y el mejoramiento de la calidad del sistema de salud.

Las dependencias y entidades reportarán en los Informes Trimestrales el impacto de los incrementos salariales en el presupuesto regularizable.

Artículo 17. Las remuneraciones autorizadas a los servidores públicos de la Federación se detallan en el Anexo 24 de este Decreto y en el Tomo IX de este Presupuesto de Egresos, conforme a lo dispuesto en el artículo 127 de la Constitución Política de los Estados Unidos Mexicanos:

I. Las remuneraciones se integran, conforme a lo dispuesto en la referida disposición constitucional y en el artículo 2, fracciones XXXIII, XXXIV y XLVI, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, con la suma de la totalidad de percepciones ordinarias y extraordinarias que perciben los servidores públicos de la Federación.

Las percepciones ordinarias incluyen la totalidad de los elementos fijos de la remuneración. Las percepciones extraordinarias consideran los elementos variables de dicha remuneración, la cual sólo podrá cubrirse conforme a los requisitos y la periodicidad establecidos en las disposiciones aplicables.

Las contribuciones a cargo de los servidores públicos que se causen por las percepciones señaladas en el párrafo anterior, forman parte de su remuneración;

II. La remuneración total anual autorizada al Presidente de la República y los tabuladores de remuneraciones para la Administración Pública Federal se presentan en el Anexo 24.1. de este Decreto, conforme a lo siguiente:

a) Los límites mínimos y máximos de percepciones ordinarias netas mensuales para los servidores públicos de la Administración Pública Federal, las cuales incluyen la suma de la totalidad de pagos fijos, en efectivo y en especie, se presentan en el Anexo 24.1.1. de este Decreto y comprenden los conceptos que a continuación se señalan con sus respectivos montos, una vez realizada la retención de impuestos correspondiente:

i. Los montos correspondientes a sueldos y salarios, y

ii. Los montos correspondientes a las prestaciones.

Los montos presentados en dicho Anexo no consideran los incrementos salariales que, en su caso, se autoricen para el presente ejercicio fiscal, las repercusiones que se deriven de la aplicación de las disposiciones de carácter fiscal, ni las adecuaciones a la curva salarial del tabulador;

b) Los montos máximos de percepciones extraordinarias que perciban los servidores públicos de la Administración Pública Federal que, conforme a las disposiciones aplicables, tengan derecho a percibirlas, se detallan en el Anexo 24.1.2. de este Decreto.

En aquellos puestos de personal civil y militar de las dependencias cuyo desempeño ponga en riesgo la seguridad o la salud del servidor público de mando, podrá otorgarse la potenciación del seguro de vida institucional, y un pago extraordinario por riesgo hasta por el 30 por ciento sobre la percepción ordinaria mensual, por concepto de sueldos y salarios. Lo anterior, conforme a los límites establecidos en el Anexo 24.1.2. de este Decreto y a las disposiciones que para tal efecto emita la Función Pública, la cual evaluará la gravedad del riesgo y determinará el porcentaje del pago extraordinario en función del riesgo y, en su caso, autorizará el pago, previo dictamen favorable de la Secretaría en el ámbito presupuestario, y

c) La remuneración total anual autorizada al Presidente de la República para el ejercicio fiscal de 2018 se incluye en el Anexo 24.1.3. de este Decreto, en cumplimiento a lo dispuesto en la Base II del artículo 127 de la Constitución Política de los Estados Unidos Mexicanos;

III. La remuneración total anual autorizada a la máxima representación de los ejecutores de gasto que a continuación se indican y los tabuladores correspondientes a las percepciones ordinarias y extraordinarias de los servidores públicos de dichos ejecutores de gasto, conforme a lo dispuesto en la fracción I de este artículo, se presentan en los siguientes Anexos de este Decreto:

a) Anexo 24.2. Ramo 01: Cámara de Senadores;

b) Anexo 24.3. Ramo 01: Cámara de Diputados;

c) Anexo 24.4. Ramo 01: Auditoría Superior de la Federación;

d) Anexo 24.5. Ramo 03: Suprema Corte de Justicia de la Nación;

e) Anexo 24.6. Ramo 03: Consejo de la Judicatura Federal;

f) Anexo 24.7. Ramo 03: Tribunal Electoral del Poder Judicial de la Federación;

g) Anexo 24.8. Ramo 22: Instituto Nacional Electoral;

h) Anexo 24.9. Ramo 35: Comisión Nacional de los Derechos Humanos;

i) Anexo 24.10. Ramo 41: Comisión Federal de Competencia Económica;

j) Anexo 24.11. Ramo 42: Instituto Nacional para la Evaluación de la Educación;

k) Anexo 24.12. Ramo 43: Instituto Federal de Telecomunicaciones;

l) Anexo 24.13. Ramo 44: Instituto Nacional de Transparencia, Acceso a la Información y Protección de Datos Personales, y

m) Anexo 24.14. Ramo 40: Instituto Nacional de Estadística y Geografía, y

IV. El desglose de las percepciones por ejecutor de gasto, se presenta en el Tomo IX de este Presupuesto de Egresos.

Las dependencias y entidades podrán modificar las percepciones ordinarias de los puestos conforme a las disposiciones aplicables, sujetándose a los límites máximos establecidos en el Anexo 24.1., del presente Decreto, previa autorización y registro presupuestario en los términos de las disposiciones aplicables. Asimismo, podrán efectuarse ajustes en la composición de las percepciones ordinarias por concepto de sueldos y salarios, siempre y cuando no se incremente el monto mensual previsto en dicho Anexo para el puesto correspondiente, y no se aumente su presupuesto regularizable de servicios personales.

Las entidades que cuenten con planes de compensación acordes con el cumplimiento de las expectativas de aumento en el valor agregado, podrán determinar las percepciones aplicables, sin generar costos adicionales y siempre que dichos planes sean autorizados por la Secretaría en lo que se refiere a que el presupuesto total de la entidad no se incremente y no se afecten negativamente los objetivos y metas de sus programas, y por lo que se refiere a la Función Pública en cuanto a la congruencia del plan de compensación con la política de planeación y administración de personal de la Administración Pública Federal.

Ningún servidor público podrá recibir emolumentos extraordinarios, sueldos, compensaciones o gratificaciones por participar en consejos, órganos de gobierno o equivalentes en las dependencias y entidades o comités técnicos de fideicomisos públicos o análogos a éstos.

El Ramo Administrativo 02 Oficina de la Presidencia de la República, a que se refiere el Anexo 1, inciso B, de este Decreto, incluye los recursos para cubrir las compensaciones de quienes han desempeñado el cargo de Titular del Ejecutivo Federal o, a falta de éste, a quien en términos de las disposiciones aplicables sea su beneficiario, las que no podrán exceder el monto que se cubre al primer nivel salarial del puesto de Secretario de Estado, así como aquéllas correspondientes al personal de apoyo que tengan asignado, de conformidad con las disposiciones aplicables y con sujeción a los términos de este artículo. Asimismo, incluye los recursos que se asignan a la compensación que se otorga al personal militar del Estado Mayor Presidencial. Las remuneraciones del personal civil de apoyo deberán reportarse en los Informes Trimestrales y serán públicas en los términos de la legislación en materia de transparencia y acceso a la información pública gubernamental.

Los ejecutores de gasto público federal publicarán en sus respectivas páginas de Internet, de manera permanente, y reportarán en la Cuenta Pública, los tabuladores y las remuneraciones que se cubren a los servidores públicos a su cargo y, en los casos correspondientes, al personal militar; personal de enlace; así como personal operativo de base y confianza, y categorías, especificando los elementos fijos y variables, tanto en efectivo como en especie.

Los Poderes Legislativo y Judicial, las dependencias y entidades, así como los entes autónomos, deberán abstenerse de cubrir cualquier tipo de estímulo, pago o compensación especial a los servidores públicos a su servicio, con motivo del término de su encargo, o bien por el término de la administración correspondiente.

Artículo 18. Los servidores públicos de mando y personal de enlace de las dependencias y entidades sólo podrán percibir las prestaciones establecidas en el manual a que se refiere el artículo 66 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria. Asimismo, las dependencias y entidades no podrán destinar recursos para cubrir prestaciones en adición a aquéllos previstos en el gasto de servicios personales aprobado en este Presupuesto de Egresos.

Los titulares de las entidades informarán a la Cámara de Diputados, así como a la Secretaría y a la Función Pública, sobre los resultados obtenidos en los procesos de revisión de las condiciones generales de trabajo, de los contratos colectivos de trabajo y de las revisiones de salario que, en su caso, realicen en el presente ejercicio fiscal. Dichos informes, incluyendo el reporte sobre el cumplimiento de lo dispuesto en el artículo 65, fracción XII, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, serán presentados, a más tardar a los 10 días hábiles posteriores a la conclusión de dichas negociaciones.

Las dependencias y entidades enviarán informes a la Secretaría con el detalle de todas las prestaciones que perciben los servidores públicos a su cargo, así como el gasto total destinado al pago de las mismas en el periodo correspondiente, a fin de que se incluyan en los Informes Trimestrales.

Artículo 19. Las dependencias y entidades observarán las siguientes disposiciones en materia de servicios personales:

I. Solicitarán autorización presupuestaria de la Secretaría, respecto de sus tabuladores, para dar cumplimiento a lo dispuesto en la Base V del artículo 127 de la Constitución Política de los Estados Unidos Mexicanos;

II. Los pagos retroactivos por ocupación de plazas, cuando procedan, sólo podrán comprender hasta 45 días naturales anteriores a la fecha en que el servidor público correspondiente reciba su nombramiento. Lo anterior, siempre y cuando se acredite fehacientemente la asistencia y desempeño del servicio durante dicho periodo en la plaza respectiva, y

III. Podrán traspasarse las plazas necesarias de las dependencias y entidades, que con motivo de una reestructura en la Administración Pública Federal, derivada de una reforma legal o a ordenamientos de carácter administrativo, asuman funciones de aquéllas que se transformen, compacten, eliminen o sean creadas, para lo cual se deberá contar con la autorización presupuestaria de la Secretaría, conforme al mecanismo presupuestario que establezca para dichos fines.

Artículo 20. La Secretaría podrá establecer un mecanismo para cubrir una compensación económica a los servidores públicos por la terminación de la relación laboral como consecuencia de reestructuraciones a la Administración Pública Federal; la desincorporación de entidades; la cancelación de plazas, o la eliminación de unidades administrativas de las dependencias o entidades, en los términos de las disposiciones específicas que, al efecto, emita la propia Secretaría.

Dichas disposiciones específicas establecerán, entre otros aspectos, los montos de la compensación económica, los cuales se podrán cubrir con recursos del Ramo General 23 Provisiones Salariales y Económicas o conforme al mecanismo presupuestario y de pago que se determine; los tipos de personal que podrán acogerse al mismo, considerando no afectar la prestación de servicios públicos; así como el procedimiento que deberán seguir las dependencias y entidades correspondientes para su aplicación.

Artículo 21. Los Poderes Legislativo y Judicial y los entes autónomos deberán publicar en el Diario Oficial de la Federación, a más tardar el último día hábil del mes de febrero, el manual que regule las remuneraciones para los servidores públicos a su servicio, incluyendo a los Diputados y Senadores al Congreso de la Unión; Ministros de la Suprema Corte de Justicia de la Nación; Magistrados y Jueces del Poder Judicial y Consejeros de la Judicatura Federal; Presidentes y miembros de los órganos de gobierno de los entes autónomos; así como a los demás servidores públicos; en el que se proporcione la información completa y detallada relativa a las remuneraciones que se cubran para cada uno de los niveles jerárquicos que los conforman.

Adicionalmente, deberán publicar en el Diario Oficial de la Federación, en la fecha antes señalada, la estructura ocupacional que contenga la integración de los recursos aprobados en el capítulo de servicios personales, con la desagregación de su plantilla total, incluidas las plazas a que se refiere el párrafo anterior, junto con las del personal operativo, eventual y el contratado bajo el régimen de honorarios, en el que se identifiquen todos los conceptos de pago y aportaciones de seguridad social que se otorguen con base en disposiciones emitidas por sus órganos competentes, así como la totalidad de las plazas vacantes con que cuenten a dicha fecha.

En tanto no se publiquen en el Diario Oficial de la Federación las disposiciones y la estructura ocupacional a que se refieren los párrafos anteriores de este artículo, no procederá el pago de estímulos, incentivos, reconocimientos o gastos equivalentes a los mismos.

CAPÍTULO IV

De la igualdad entre Mujeres y Hombres

Artículo 22. En cumplimiento a la Ley General para la Igualdad entre Mujeres y Hombres, la Ley General de Acceso de las Mujeres a una Vida Libre de Violencia, las estrategias transversales del Plan Nacional de Desarrollo 2013-2018 y el Programa Nacional para la Igualdad de Oportunidades y no Discriminación contra las Mujeres 2013-2018, el Ejecutivo Federal impulsará, de manera transversal, la igualdad sustantiva entre mujeres y hombres a través de la incorporación de la perspectiva de género en el diseño, elaboración, aplicación, seguimiento y evaluación de resultados de los programas de la Administración Pública Federal. Para tal efecto, las dependencias y entidades deberán considerar lo siguiente:

I. Incorporar la igualdad entre mujeres y hombres y reflejarla en la matriz de indicadores para resultados de los programas bajo su responsabilidad;

II. Identificar y registrar la población objetivo y la atendida por dichos programas, diferenciada por sexo, grupo de edad, discapacidad, en su caso, región del país, entidad federativa, municipio o demarcación territorial de la Ciudad de México, y población indígena en los sistemas que disponga la Secretaría y en los padrones de beneficiarias y beneficiarios que correspondan;

III. Fomentar la igualdad entre mujeres y hombres en el diseño y la ejecución de programas en los que, aun cuando no estén dirigidos a mitigar o solventar desigualdades de género, se puedan identificar de forma diferenciada los beneficios específicos para mujeres y hombres;

IV. Establecer o consolidar en los programas bajo su responsabilidad, las metodologías de evaluación y seguimiento que generen información relacionada con indicadores para resultados con perspectiva de género, y

V. Incorporar la perspectiva de género en las evaluaciones de los programas, con los criterios que emitan el Instituto Nacional de las Mujeres, la Secretaría y el Consejo Nacional de Evaluación de la Política de Desarrollo Social.

Las acciones contenidas en las fracciones anteriores serán obligatorias en lo relativo a los programas y acciones incorporadas en el Anexo 13 del presente Decreto y para los demás programas federales que correspondan.

Las dependencias y entidades que tengan a su cargo programas para mujeres y la igualdad de género, así como las entidades federativas y municipios que reciban recursos etiquetados incluidos en el Anexo 13 de este Decreto, deberán suscribir los convenios respectivos durante el primer trimestre, así como informar sobre los resultados de los mismos, los publicarán y difundirán para darlos a conocer a la población e informarle, en las lenguas nacionales reconocidas por la Ley General de

Derechos Lingüísticos de los Pueblos Indígenas existentes en la entidad federativa, sobre los beneficios y requisitos para acceder a ellos, en los términos de la normativa aplicable.

Para el seguimiento de los recursos destinados a las mujeres y a la igualdad de género, todo programa federal que contenga padrones de beneficiarias y beneficiarios, además de reflejar dicho enfoque en su matriz de indicadores para resultados, generará información de manera desagregada, al menos por sexo y entidad federativa.

Las dependencias y entidades con presupuesto asignado dentro del Anexo 13, que realicen estudios y generen bases de datos o levantamientos de encuestas, deberán hacer públicos sus resultados en sus portales institucionales con el propósito de poder realizar evaluaciones y análisis posteriores. Las dependencias y entidades responsables de la coordinación de los programas contenidos en el Anexo 13 del presente Decreto informarán trimestralmente a través del sistema de información desarrollado por la Secretaría, y en el Sistema de Evaluación de Desempeño en los términos y plazos establecidos en las disposiciones respectivas, sobre los aspectos presupuestarios de los programas y los resultados alcanzados en materia de mujeres e igualdad de género, medidos a través de los indicadores y sus metas contenidos en la matriz respectiva. Asimismo, se detallarán los aspectos por cada programa presupuestario, contenido en el Anexo mencionado, la población objetivo y atendida, los indicadores utilizados, la programación y el avance en el ejercicio de los recursos.

La Secretaría presentará en los Informes Trimestrales los avances financieros y programáticos que le envíe el Instituto Nacional de las Mujeres con base en la información que a éste le proporcionen las dependencias y entidades responsables de los programas a través del sistema indicado en el párrafo anterior.

El Instituto Nacional de las Mujeres remitirá el informe mencionado anteriormente a la Cámara de Diputados, a más tardar a los 30 días naturales de concluido el trimestre que corresponda. Asimismo, deberá poner dicho informe a disposición del público en general a través de su página de Internet, en la misma fecha en que se publiquen los Informes Trimestrales.

La información que se publique trimestralmente servirá para las evaluaciones que se realicen en el marco de las disposiciones aplicables.

Los ejecutores del gasto público federal promoverán programas y acciones para cumplir con el Programa y las acciones derivadas del Sistema Nacional de Prevención, Atención, Sanción y Erradicación de la Violencia contra las Mujeres y el Sistema Nacional para la Igualdad entre Mujeres y Hombres, en los términos de la Ley General de Acceso de las Mujeres a una Vida Libre de Violencia y en la Ley General para la Igualdad entre Mujeres y Hombres, respectivamente.

Los resultados de los montos autorizados en los programas y actividades contenidas en el Anexo 13 de este Decreto se detallarán en un anexo específico dentro de la Cuenta Pública del ejercicio fiscal 2018.

La Comisión Federal de Mejora Regulatoria en conjunción con el Instituto Nacional de las Mujeres revisará las reglas de operación de los programas del Anexo 13 a fin de garantizar el cumplimiento de los objetivos de la Política Nacional para la Igualdad entre Mujeres y Hombres, en los términos de las disposiciones aplicables.

Una vez publicado el Presupuesto de Egresos en el Diario Oficial de la Federación, el Instituto Nacional de las Mujeres comunicará a cada dependencia y entidad con presupuesto asignado, los montos detallados por programa presupuestario y unidad responsable correspondientes al Anexo 13 del presente Decreto, informando de ello a la Cámara de Diputados.

Las menciones realizadas en el presente Decreto con respecto a beneficiarios, así como a titulares y servidores públicos de los ejecutores de gasto, se entenderán referidas a las mujeres y los hombres que integren el grupo de personas correspondiente.

CAPÍTULO V

De la inclusión de las personas con discapacidad

Artículo 23. Las dependencias y entidades, en coordinación con la Secretaría de Desarrollo Social, revisarán sus respectivos programas, con el objeto de incluir en aquellos que corresponda, acciones que promuevan la inclusión de las personas con discapacidad.

A más tardar el último día hábil de octubre, las dependencias y entidades entregarán un reporte a la Secretaría de Desarrollo Social, en relación con las acciones señaladas en este artículo.

El reporte al que se refiere el párrafo anterior, deberá ser enviado a las Comisiones de Atención a Grupos Vulnerables de las respectivas Cámaras del Congreso de la Unión.

CAPÍTULO VI

Del desarrollo integral de los pueblos y comunidades indígenas

Artículo 24. El ejercicio de las erogaciones para el desarrollo integral de los pueblos y comunidades indígenas a que se refiere el Anexo 10 del presente Decreto, se dirigirá al cumplimiento de las obligaciones que señala el artículo 2o., Apartado B, fracciones I a IX, de la Constitución Política de los Estados Unidos Mexicanos.

Para tal efecto, de conformidad con los artículos 42, fracción VII, y 77 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, las dependencias y entidades, al ejecutar dichas erogaciones y emitir reglas de operación, se ajustarán a lo siguiente:

I. Las disposiciones para la operación de los programas que la Administración Pública Federal desarrolle en la materia considerarán la participación que, en su caso, tenga la Comisión Nacional para el Desarrollo de los Pueblos Indígenas, contando con la intervención que corresponda a su Consejo Consultivo, y la Comisión para el Diálogo con los Pueblos Indígenas de México, para facilitar el acceso de los pueblos y comunidades indígenas a sus beneficios;

II. En la ejecución de los programas se considerará la participación de los pueblos y comunidades indígenas, con base en su cultura y formas de organización tradicionales;

III. Para los municipios indígenas comprendidos entre los 200 más pobres del país, los proyectos de inversión del Programa de Infraestructura Indígena, se podrán financiar en su totalidad con recursos federales o de manera concurrente. Asimismo, se procurará atender su pleno acceso y la satisfacción de sus necesidades tales como electricidad, agua, drenaje, educación, salud, vivienda y de infraestructura para la producción, almacenamiento y distribución de alimentos;

IV. El Ejecutivo Federal, por sí o a través de sus dependencias y entidades, podrá celebrar convenios de coordinación con los gobiernos de las entidades federativas, así como formalizar convenios de concertación de acciones con las comunidades indígenas, para proveer la mejor observancia de las previsiones del presente artículo;

V. Las reglas de operación de los programas operados por las dependencias y entidades que atiendan a la población indígena, deberán contener disposiciones que faciliten su acceso a los programas y procurarán reducir los trámites y requisitos existentes;

VI. Se dará preferencia en los programas de infraestructura a la conclusión de obras iniciadas en ejercicios anteriores, así como a las obras de mantenimiento y reconstrucción.

La Comisión de Asuntos Indígenas de la Cámara de Diputados integrará a más tardar el 16 de febrero, un Grupo de Trabajo encargado de dar seguimiento y evaluar el ejercicio del presupuesto comprendido en el Anexo 10 Erogaciones para el Desarrollo Integral de los Pueblos y Comunidades Indígenas del presente Decreto, y

VII. Se buscará la inclusión financiera de las comunidades indígenas mediante programas de la banca de desarrollo y, en su caso, Financiera Nacional de Desarrollo Agropecuario, Rural, Forestal y Pesquero.

CAPÍTULO VII

De la inversión pública

Artículo 25. En el presente ejercicio fiscal no se comprometerán nuevos proyectos de infraestructura productiva de largo plazo de inversión directa y de inversión condicionada, a que se refieren los artículos 32 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria y 18 de la Ley Federal de Deuda Pública.

El monto autorizado a los proyectos de infraestructura productiva de largo plazo de inversión directa y condicionada, aprobados en ejercicios fiscales anteriores, asciende a la cantidad señalada en el Anexo 6, inciso A, de este Decreto. Las variaciones en los compromisos de cada uno de dichos proyectos se detallan en el Tomo VII de este Presupuesto de Egresos.

Los compromisos correspondientes a proyectos de infraestructura productiva de largo plazo de inversión directa autorizados en ejercicios fiscales anteriores, se detallan en el Anexo 6, inciso B, de este Decreto y comprenden exclusivamente los costos asociados a la adquisición de los activos, excluyendo los relativos al financiamiento en el periodo de operación de dichos proyectos.

Por lo que se refiere a los proyectos de infraestructura productiva de largo plazo de inversión condicionada, en caso de que conforme a lo dispuesto en el artículo 32 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, en el presente ejercicio fiscal surja la obligación de adquirir los bienes en los términos del contrato respectivo, el monto máximo de compromiso de inversión será aquél establecido en el Anexo 6, inciso C, de este Decreto.

Las previsiones necesarias para cubrir las obligaciones de inversión física por concepto de amortizaciones y costo financiero de los proyectos de infraestructura productiva de largo plazo de inversión directa, que tienen efectos en el gasto del presente ejercicio en los términos de las disposiciones aplicables, se incluyen en el Anexo 6, inciso D, de este Decreto. Dichas previsiones se especifican a nivel de flujo en el Tomo VII de este Presupuesto de Egresos y reflejan los montos presupuestarios autorizados, así como un desglose por proyecto.

Los montos de cada uno de los proyectos a que se refiere este artículo se detallan en el Tomo VII de este Presupuesto de Egresos.

En el último Informe Trimestral del ejercicio, adicionalmente se deberá incluir la información sobre los ingresos generados por cada uno de los proyectos de infraestructura productiva de largo plazo en operación; los proyectos que están en construcción, su monto ejercido y comprometido; el monto pendiente de pago de los proyectos concluidos, y la fecha de entrega y de entrada en operación de los proyectos. Esta información se deberá publicar en la página de Internet de la Comisión Federal de Electricidad.

Artículo 26. Los proyectos aprobados en este Presupuesto de Egresos que no cuenten con registro en la cartera de inversión, se sujetarán a lo siguiente:

I. Las entidades federativas, previa acreditación de que cuentan con la liberación del derecho de vía, así como las autorizaciones que garanticen la ejecución inmediata del proyecto, podrán presentar dichos proyectos ante el órgano o la dependencia competente según el sector, quien los remitirá a la Secretaría en un plazo máximo de 15 días hábiles, a fin de tramitar su registro en la cartera de programas y proyectos de inversión.

De acuerdo con las características de los proyectos, se deberá considerar la atención de las necesidades de accesibilidad para personas con discapacidad.

En caso de que se requiera subsanar uno o varios de los requisitos señalados en el artículo 34 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, dicho órgano o dependencia deberá notificar a la entidad federativa solicitante, a más tardar dentro de los 10 días hábiles siguientes a la presentación de la solicitud.

En todo caso se considerará como fecha de entrega la recepción por el órgano o dependencia primeramente mencionados, siempre y cuando la solicitud reúna los requisitos señalados o, en su caso, haya sido completada;

II. La Secretaría estará obligada a dar respuesta a las solicitudes que se le remitan dentro de un plazo no mayor a 20 días hábiles, comunicando la asignación del número del registro o las razones técnicas por las cuales no es procedente el mismo o, en su caso, solicite se precise la información;

III. Una vez que dicho proyecto cuente con registro en la cartera de programas y proyectos de inversión, se podrán realizar los trámites conducentes para efectos de la suscripción del convenio de reasignación correspondiente en términos de las disposiciones aplicables, y

IV. Los recursos reasignados a la entidad federativa estarán sujetos al cumplimiento de la normatividad federal aplicable en materia de obras públicas y servicios relacionados con las mismas, y en las demás disposiciones aplicables.

CAPÍTULO VIII

De la evaluación del desempeño

Artículo 27. La evaluación de los programas presupuestarios a cargo de las dependencias y entidades, derivados del sistema de planeación democrática del desarrollo nacional, se sujetará a lo establecido en la Ley Federal de Presupuesto y Responsabilidad Hacendaria, a los lineamientos emitidos por la Secretaría y el Consejo Nacional de Evaluación de la Política de Desarrollo Social, y a las demás disposiciones aplicables, y se llevará a cabo en los términos del Programa Anual de Evaluación, que emitan, de manera conjunta, dichas instituciones.

Las dependencias y entidades responsables de los programas, deberán observar lo siguiente:

I. Actualizar las matrices de indicadores para resultados de los programas presupuestarios.

Los programas que determine la Secretaría tendrán una matriz de indicadores para resultados, en la cual estarán contenidos los objetivos, indicadores y metas de los mismos, así como su vinculación con los objetivos derivados de los programas sectoriales y metas derivadas del Plan Nacional de Desarrollo 2013-2018. Para la actualización de las matrices, se deberá considerar, al menos lo siguiente:

a) Los avances y resultados obtenidos del monitoreo que se haga respecto del cumplimiento de las metas de los programas presupuestarios y de aquellas contenidas en los programas derivados del Plan Nacional de Desarrollo 2013-2018;

b) Las evaluaciones y otros ejercicios de análisis realizados conforme al programa anual de evaluación;

c) Las disposiciones emitidas en las Reglas de Operación para los programas presupuestarios sujetos a las mismas, y

d) Los criterios y recomendaciones que, en su caso, emitan la Secretaría y el Consejo Nacional de Evaluación de la Política de Desarrollo Social, en los términos de las disposiciones aplicables.

Las matrices de indicadores para resultados deberán considerar, en el caso de los programas que así lo requieran y sea factible, los enfoques transversales de equidad de género, juventud, discapacidad, y etnicidad.

Las dependencias y entidades deberán incorporar las recomendaciones de mejora a sus matrices de indicadores para resultados y hacerlas públicas en su página de Internet.

La Secretaría reportará en los Informes Trimestrales el avance en las metas de los indicadores registrados de los programas presupuestarios que conforman el gasto programable previsto en los ramos administrativos y generales y en las entidades sujetas a control presupuestario directo, considerando la periodicidad de medición de dichos indicadores.

Las dependencias y entidades que tengan a su cargo programas con beneficiarios, deberán relacionarlos a un listado o padrón. A más tardar el 31 de enero, las dependencias y entidades deberán remitir a la Función Pública una relación de esos programas y señalar para cada uno de ellos los casos en los que por razón de su naturaleza, tipo de beneficiarios, zonas geográficas atendidas, normatividad aplicable o cualquier otro criterio, éstos resulten excluyentes con respecto a otros programas federales.

Las dependencias y entidades llevarán a cabo las confrontas de los padrones o listados de los programas a su cargo con el propósito de identificar, si las hubiere, las concurrencias y/o duplicidades de beneficiarios o derechohabientes y señalar si, en su caso, existe improcedencia legal de la concurrencia o duplicidad de los registros. La Función Pública podrá realizar la confronta de los padrones o listas de beneficiarios para identificar concurrencias y/o duplicidades entre programas de distintas dependencias y entidades.

Las dependencias y entidades deberán informar los resultados de la identificación de las concurrencias y/o duplicidades, así como de las acciones de depuración de los padrones de beneficiarios de sus programas a la Secretaría, y a la Función Pública a más tardar el 15 de noviembre, conforme al procedimiento que establezca el Manual de Operación del Sistema Integral de Información de Padrones de Programas Gubernamentales. Dicha información será publicada por las dependencias, entidades y la Función Pública en sus respectivas páginas de Internet.

Los resultados de los procesos de depuración, mejora o actualización de los padrones o listados serán tomados en cuenta por las dependencias y entidades para adecuar las reglas de operación de los programas correspondientes;

II. El seguimiento a los avances en las metas de los indicadores se reportará en los sistemas que disponga la Secretaría, y se utilizará en las evaluaciones que se realicen;

III. La evaluación externa se realizará de acuerdo con lo establecido en el programa anual de evaluación y presentará los resultados de las evaluaciones de acuerdo con los plazos previstos en dicho programa, a la Cámara de Diputados, a la Auditoría, a la Secretaría y al Consejo Nacional de Evaluación de la Política de Desarrollo Social, de conformidad con las disposiciones aplicables.

Las dependencias y entidades deberán entregar los resultados de las evaluaciones de tipo complementarias a las que haga referencia el programa anual de evaluación y los lineamientos generales para la evaluación de los programas federales de la

Administración Pública Federal, a más tardar 30 días posteriores a su realización, a la Cámara de Diputados, a la Auditoría, a la Secretaría y al Consejo Nacional de Evaluación de la Política de Desarrollo Social, de conformidad con las disposiciones aplicables.

Las dependencias y entidades deberán continuar y, en su caso, concluir con lo establecido en los programas anuales de evaluación de años anteriores, así como ejecutar lo relacionado con las evaluaciones para 2018;

IV. Elaborar un programa de trabajo para dar seguimiento a los principales resultados de las evaluaciones con que cuenten e integrar los aspectos que sean susceptibles de mejora en el diseño de las políticas públicas y de los programas correspondientes.

Los compromisos se formalizarán mediante instrumentos específicos, se reportarán los avances y resultados que se alcancen mediante el sistema de evaluación del desempeño y se publicarán en los términos de las disposiciones aplicables.

La información que se haya obtenido del seguimiento a los compromisos de mejora y de las evaluaciones, correspondiente al ejercicio fiscal 2017 y, en su caso, a ejercicios fiscales anteriores, se tomará en cuenta como parte de un proceso gradual y progresivo, durante 2018 y para los procesos presupuestarios subsecuentes;

V. Cubrir el costo de las evaluaciones de las políticas o los programas operados o coordinados por ellas con cargo a su presupuesto y conforme al mecanismo de pago que se determine. Las evaluaciones deberán realizarse por instituciones académicas y de investigación, personas físicas o morales especializadas en la materia u organismos especializados, de carácter nacional o internacional, que cuenten con reconocimiento y experiencia en las respectivas materias de los programas en los términos de las disposiciones aplicables. Asimismo, podrán realizar contrataciones para que las evaluaciones a que se refiere este artículo abarquen varios ejercicios fiscales, en los términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

La contratación, operación y supervisión de la evaluación externa, objetiva, imparcial, transparente e independiente, al interior de cada dependencia y entidad, se deberá realizar por una unidad administrativa ajena a la operación del programa a evaluar y al ejercicio de los recursos presupuestarios, en los términos de las disposiciones aplicables.

El total de las erogaciones que se lleven a cabo para realizar las diferentes etapas de las evaluaciones se deberá registrar de manera específica para su plena transparencia y rendición de cuentas;

VI. Publicar y dar transparencia a las evaluaciones, en los términos de las disposiciones aplicables.

Las dependencias y entidades deberán reportar el avance en el cumplimiento de las metas de los programas, los resultados de las evaluaciones y el grado de cumplimiento de los aspectos que sean susceptibles de mejora derivados de las mismas, en los Informes Trimestrales que corresponda, de conformidad con las disposiciones de la Secretaría y del Consejo Nacional de Evaluación de la Política de Desarrollo Social.

Dicha información será publicada en las respectivas páginas de Internet de las dependencias y entidades.

Por su parte, la Secretaría integrará la información relativa al avance de cumplimiento de metas, a los resultados de las evaluaciones y al seguimiento a los aspectos que sean susceptibles de mejora. Asimismo, las dependencias y entidades publicarán dicha información en su página de Internet y la integrarán a los informes correspondientes en términos de las disposiciones aplicables.

La Secretaría deberá publicar trimestralmente en Internet los avances en el cumplimiento de los aspectos que sean susceptibles de mejora que se deriven de las evaluaciones externas contempladas en los programas anuales de evaluación. Para tal efecto, el Consejo Nacional para la Evaluación de la Política de Desarrollo Social remitirá a la Secretaría la información derivada de las evaluaciones que haya coordinado, dentro de los 10 días naturales siguientes al término del trimestre que se informa, en la forma que para tal efecto determine la Secretaría.

La Secretaría y el Consejo Nacional de Evaluación de la Política de Desarrollo Social, establecerán los modelos de términos de referencia y demás elementos particulares que se requieran para las evaluaciones y coordinarán el proceso correspondiente, de conformidad con las disposiciones aplicables y sus competencias respectivas;

VII. La Cámara de Diputados, a través de las comisiones legislativas, la Auditoría y los centros de estudios correspondientes que lo soliciten, en los términos previstos en las disposiciones aplicables, tendrán acceso a la información relativa a la matriz de indicadores para resultados de los programas, al seguimiento del avance de cumplimiento de las metas de los indicadores de los programas, y a las evaluaciones realizadas, misma que será pública y estará disponible en las respectivas páginas de Internet de las entidades o dependencias correspondientes.

La Secretaría definirá los criterios específicos a seguir al respecto y proporcionará capacitación y asistencia técnica para que las instancias de la Cámara de Diputados que lo soliciten puedan llevar a cabo directamente la operación de las consultas y la generación de los reportes que requieran, con base en la información disponible en el sistema correspondiente;

VIII. La Secretaría podrá apoyar a las entidades federativas y, por conducto de éstas, a los municipios y demarcaciones territoriales de la Ciudad de México, en materia de planeación, programación, presupuesto, contabilidad y sistemas, así como para instrumentar la evaluación del desempeño, de conformidad con los artículos 134 de la Constitución Política de los Estados Unidos Mexicanos, 85 y 110 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, 49 de la Ley de Coordinación Fiscal y 80 de la Ley General de Contabilidad Gubernamental;

IX. Implantar mecanismos para innovar y modernizar el funcionamiento organizacional y el proceso de presupuesto y gasto público, con el objeto de que la información obtenida del seguimiento del cumplimiento de las metas de los indicadores de los programas, de las evaluaciones realizadas a los programas, y del seguimiento a los resultados de éstas, se utilice gradualmente en las decisiones presupuestarias y en la gestión de los programas. Lo anterior será coordinado por la Secretaría;

X. Capacitar y coadyuvar a la especialización de los servidores públicos involucrados en las funciones de planeación, evaluación, coordinación de las políticas y programas, así como de programación y presupuesto, para impulsar una mayor calidad del gasto público con base en el presupuesto basado en resultados y la evaluación del desempeño;

XI. Publicar en los portales de Internet de cada dependencia o entidad, para dar transparencia, a todas las evaluaciones, estudios y encuestas, que con cargo a recursos fiscales hagan las dependencias y entidades, aun cuando no sean parte del programa anual de evaluación, y

XII. Las entidades federativas, municipios y demarcaciones territoriales de la Ciudad de México, a más tardar a los 20 días naturales posteriores al término del segundo trimestre de 2018, deberán enviar, en los términos que establezca la Secretaría y mediante el sistema al que hace referencia el artículo 85 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, informes definitivos sobre el ejercicio, destino, resultados y, en su caso, reintegros, de los recursos federales que les fueron transferidos durante 2017. Lo anterior, sin perjuicio de la información que deben reportar al finalizar cada trimestre de 2018.

La Secretaría deberá incluir en el segundo Informe Trimestral la información definitiva anual a que hace referencia el párrafo anterior.

Las entidades federativas, municipios y demarcaciones territoriales de la Ciudad de México serán responsables de la información de su competencia que se entregue a la Secretaría, incluyendo su veracidad y calidad.

TÍTULO CUARTO

DE LA OPERACIÓN DE LOS PROGRAMAS

CAPÍTULO I

Disposiciones Generales

Artículo 28. Los programas que deberán sujetarse a reglas de operación son aquéllos señalados en el Anexo 26 de este Decreto. El Ejecutivo Federal por conducto de la Secretaría, podrá incluir otros programas que, por razones de su impacto social, deban sujetarse a reglas de operación. Para tal efecto, se deberá observar lo siguiente:

I. Las reglas de operación de los programas federales deberán sujetarse a los siguientes criterios generales:

a) Deberán ser simples, precisas y de fácil acceso para los beneficiarios;

b) Se procurará que la ejecución de las acciones correspondientes a los programas federales que por su naturaleza así lo permitan, sea desarrollada por los órdenes de gobierno más cercanos a la población, debiendo reducir al mínimo indispensable los gastos administrativos y de operación del programa respectivo; los gobiernos municipales deberán llevar un registro de beneficiarios y realizar el seguimiento para verificar la efectividad y coadyuvar en la evaluación de las acciones;

c) Se deberán tomar en cuenta las características de las diferentes regiones socioeconómicas del país;

d) Se deberán considerar las características sociales, económicas y culturales de la población objetivo;

e) Preverán que las aportaciones acordadas se realicen oportunamente y sean ejercidas de inmediato;

f) Se promoverá una calendarización eficiente para el ejercicio de los recursos federales respectivos;

g) Se asegurará la transparencia en la distribución, aplicación y comprobación de recursos;

h) Se promoverán los principios de igualdad, no discriminación, interés superior de la niñez, integridad, integración familiar, igualdad de género, inclusión social de las personas con discapacidad, libre determinación de las comunidades indígenas, protección al medio ambiente, protección a la vida, salud e integridad de las personas, incluyendo el fomento a las condiciones necesarias para que la libertad e igualdad de las personas sean reales y efectivas, según corresponda;

i) Darán prioridad en la asignación presupuestaria a las acciones para la atención de niñas, niños y adolescentes;

j) Se promoverán mecanismos para facilitar a los mexicanos repatriados, el acceso a los beneficios de los programas y garantizar su atención y protección de manera prioritaria;

k) Deberán promover la eliminación de aquellos obstáculos que limiten el ejercicio de los derechos e impidan el pleno desarrollo de las personas así como su efectiva participación en la vida política, económica, cultural y social del país y promoverán la participación de las autoridades de los demás órdenes de Gobierno y de los particulares en la eliminación de dichos obstáculos;

l) Se promoverá la transparencia y acceso a la información pública, así como la eficiencia y eficacia de los recursos públicos, y

m) Se promoverá el establecimiento de una estructura informática que permita homologar la información proveniente de los datos de los beneficiarios de los Programas;

II. La Cámara de Diputados, a través de la comisión ordinaria que en razón de su competencia corresponda, emitirá opinión sobre las reglas de operación publicadas por el Ejecutivo Federal en los términos del artículo 77 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria. Dicha opinión deberá fundarse y motivarse conforme a los criterios a que se refiere el último párrafo de dicho artículo.

En caso de que las comisiones ordinarias de la Cámara de Diputados no emitan su opinión a más tardar el 31 de marzo, se entenderá como opinión favorable.

El Ejecutivo Federal, por conducto de la dependencia a cargo del programa sujeto a reglas de operación correspondiente, dará respuesta a la Cámara de Diputados en un plazo que no excederá de 30 días naturales posteriores a la recepción de la opinión respectiva, realizando las adecuaciones que procedan, y

III. Las dependencias y entidades que tengan a su cargo dichos programas deberán observar las siguientes disposiciones para fomentar la transparencia de los mismos:

a) La papelería y documentación oficial para los programas deberán incluir la siguiente leyenda: "Este programa es público, ajeno a cualquier partido político. Queda prohibido el uso para fines distintos a los establecidos en el programa".

Todo el gasto en comunicación social relacionado con la publicidad que se adquiera para estos programas, por parte de las dependencias y entidades, así como aquél relacionado con los recursos presupuestarios federales que se transfieran a las entidades federativas, municipios y las demarcaciones territoriales de la Ciudad de México, que se aplique a través de anuncios en medios electrónicos, impresos, complementarios o de cualquier otra índole, deberá señalar que se realiza con los recursos federales aprobados en este Presupuesto de Egresos y restringirse a lo establecido en el artículo 15 de este Decreto;

b) En el caso de programas que no cuenten con padrón de beneficiarios deberán manejarse invariablemente mediante convocatoria abierta y, en ningún caso, se podrá etiquetar o predeterminar de manera específica recursos a determinadas personas físicas o morales u otorgarles preferencias o ventajas sobre el resto de la población objetivo;

c) Poner a disposición del público en general un medio de contacto directo, en el cual se proporcione asesoría sobre el llenado de los formatos y sobre el cumplimiento de los requisitos y trámite que deben observarse para obtener los recursos o los beneficios de los programas, y

d) Las reglas de operación, los formatos, las solicitudes y demás requisitos que se establezcan para obtener los recursos o los beneficios de los programas; los indicadores de desempeño de los programas, y los medios de contacto de las unidades responsables de los mismos deberán estar disponibles en las páginas de Internet de las dependencias y entidades.

La Secretaría publicará en el Portal de Transparencia Presupuestaria la información que permita identificar las características de cada programa federal con base en sus reglas de operación. Para efecto de lo anterior, las dependencias y entidades remitirán a la Secretaría la información relacionada con las reglas de operación de los programas federales a su cargo, así como las modificaciones a las mismas, en los términos que la Secretaría determine.

Queda estrictamente prohibida la utilización de los programas de apoyo para promover o inducir la afiliación de la población objetivo a determinadas asociaciones o personas morales.

Para la entrega de los apoyos a la población objetivo de los programas de subsidios en numerario, las dependencias y entidades deberán promover la inclusión financiera mediante el uso de cuentas bancarias personales, a través de instituciones de banca de desarrollo o de intermediarios financieros, de conformidad con lo previsto en el artículo 67 de la Ley General de Contabilidad Gubernamental.

Artículo 29. Las dependencias y entidades que tengan a su cargo programas sujetos a reglas de operación deberán observar las siguientes disposiciones para asegurar la aplicación eficiente, eficaz, oportuna y equitativa de los recursos públicos asignados a los mismos:

I. Publicar en sus páginas de Internet los plazos de respuesta a las solicitudes que reciban. Los rechazos deberán estar fundados y motivados;

II. Tratándose de facultades concurrentes, cuando el Ejecutivo Federal por conducto de la dependencia competente y las entidades federativas decidan suscribir convenios de coordinación en términos de la Ley de Planeación, éstos deberán celebrarse a más tardar en el mes de febrero, en condiciones de oportunidad y certeza para beneficio de la población objetivo. Dichos convenios especificarán como mínimo: los programas a que se refieren, las zonas dentro de la respectiva entidad federativa a que se destinarán los recursos, las aportaciones monetarias de cada parte y su calendarización.

El Gobierno Federal y los gobiernos estatales, previa opinión de los Comités de Planeación para el Desarrollo o su equivalente, y dentro del marco del Convenio de Coordinación respectivo, decidirán a qué orden de gobierno corresponde la ejecución de los programas de acuerdo con la naturaleza de cada uno de ellos y a las características de las zonas donde se van a aplicar los programas, para lograr el mejor desarrollo e impacto social de los mismos, y

III. Brindar asesoría a los municipios y demarcaciones territoriales de la Ciudad de México para la integración de los expedientes técnicos que, en su caso, requiera el programa, especialmente a los que se encuentran en condiciones de muy alta y alta marginación.

Artículo 30. Las dependencias y entidades que tengan a su cargo programas presupuestarios considerados por el Consejo Nacional de Evaluación de la Política de Desarrollo Social como programas o acciones federales de desarrollo social deberán enviar a la Secretaría, en los términos y plazos que esta disponga, información sobre su población potencial, población objetivo y población atendida, misma que hará pública en el Portal de Transparencia Presupuestaria.

CAPÍTULO II

De los criterios específicos para la operación de los programas

Artículo 31. Los programas de subsidios del Ramo Administrativo 20 Desarrollo Social se destinarán, en las entidades federativas, en los términos de las disposiciones aplicables, exclusivamente a la población en condiciones de pobreza, de vulnerabilidad, de adultos mayores, de rezago y de marginación, de acuerdo con los criterios de resultados que defina el Consejo Nacional de Población y a las evaluaciones del Consejo Nacional de Evaluación de la Política de Desarrollo Social, en los programas que resulte aplicable y la Declaratoria de Zonas de Atención Prioritaria formulada por la Cámara de Diputados, mediante acciones que promuevan la superación de la pobreza a través de la educación, la salud, la alimentación, la generación de empleo e ingreso, autoempleo y capacitación; protección social y programas asistenciales; y el fomento del sector social de la economía; conforme lo establece el artículo 14 de la Ley General de Desarrollo Social, y tomando en consideración los criterios que propongan las entidades federativas.

Para estos fines, el Ramo Administrativo 20 Desarrollo Social considera los programas establecidos en el Anexo 26 para dicho ramo.

En los términos de los convenios de coordinación suscritos entre el Ejecutivo Federal, a través de la Secretaría de Desarrollo Social, y los gobiernos de las entidades federativas se impulsará el trabajo corresponsable en materia de superación de pobreza, vulnerabilidad, rezago y marginación y se promoverá el desarrollo humano, familiar, comunitario y productivo.

Este instrumento promoverá que las acciones y recursos dirigidos a la población en situación de pobreza se efectúen en un marco de coordinación de esfuerzos, manteniendo en todo momento el respeto a los órdenes de gobierno, así como el fortalecimiento del respectivo Comité de Planeación para el Desarrollo Estatal.

Derivado de este instrumento se suscribirán acuerdos y convenios específicos y anexos de ejecución en los que se establecerán: la distribución de los recursos de cada programa o región de acuerdo con sus condiciones de rezago, marginación y pobreza, indicando en lo posible la asignación correspondiente a cada municipio; las atribuciones y responsabilidades de la Federación, las entidades federativas y municipios, y las asignaciones presupuestarias de los órdenes de gobierno en que concurran en sujeción a los programas concertados.

Los convenios a que se refiere este artículo, deberán ser publicados en el Diario Oficial de la Federación y en el correspondiente medio oficial de difusión de la entidad federativa que corresponda, dentro de los 15 días hábiles siguientes a la fecha en que queden íntegramente suscritos.

A efecto de fortalecer la formulación, ejecución e instrumentación de programas, acciones e inversiones en materia de desarrollo social, se promoverá la celebración de convenios, acuerdos o bases de coordinación interinstitucional entre las dependencias y entidades.

Cuando la Secretaría, la Función Pública o la Secretaría de Desarrollo Social, en el ámbito de sus respectivas competencias, detecten faltas de comprobación, desviaciones, incumplimiento a los convenios o acuerdos, o incumplimiento en la entrega oportuna de la información relativa a avances y metas alcanzadas, la Secretaría de Desarrollo Social, después de escuchar la opinión del gobierno de las entidades federativas, podrá suspender la radicación de los recursos federales e inclusive solicitar su reintegro, sin perjuicio de lo establecido en las disposiciones aplicables.

Para el control de los recursos que se asignen a las entidades federativas, el Ejecutivo Federal convendrá con los gobiernos respectivos, los programas o las actividades que permitan garantizar el cumplimiento de las disposiciones aplicables.

Los ejecutores de los programas deberán informar trimestralmente a las entidades federativas y a la Secretaría de Desarrollo Social los avances de ejecución físicos y financieros.

Por lo que se refiere al Programa de Abasto Social de Leche, a cargo de Liconsa, S.A. de C.V., la Secretaría de Desarrollo Social hará del conocimiento público los nombres de los proveedores de leche de Liconsa, S.A. de C.V., en términos de la legislación en materia de transparencia y acceso a la información pública gubernamental.

Artículo 32. Las Reglas de Operación de PROSPERA Programa de Inclusión Social para el ejercicio fiscal 2018, deberán considerar lo siguiente:

I. Su objeto será articular y coordinar la oferta institucional de programas y acciones de política social, incluyendo aquellas relacionadas con el fomento productivo, generación de ingresos, bienestar económico, inclusión financiera y laboral, educación, alimentación y salud, dirigida a la población que se encuentre en situación de pobreza extrema, bajo esquemas de corresponsabilidad;

II. Los criterios para la inclusión de localidades en el medio rural y urbano. Las entidades federativas, en atención a los recursos de las mismas destinados a los componentes de salud y educación, podrán opinar, a través de los comités técnicos estatales, sobre dichos criterios, debiendo la Secretaría de Desarrollo Social, dar respuesta a dichas opiniones, en su caso, en un plazo no mayor de 30 días.

A más tardar el último día hábil del mes de febrero de 2018, la Secretaría de Desarrollo Social informará a la Cámara de Diputados, la cobertura de atención de familias beneficiarias.

La Coordinación Nacional del programa entregará a la Cámara de Diputados, el padrón de beneficiarios, el cual deberá permitir su identificación y para ello deberá contener, cuando menos, los nombres de quienes sean atendidos por el programa, así como su localidad, municipio y entidad federativa de residencia, en los términos de la legislación en materia de transparencia y acceso a la información pública gubernamental y demás normatividad aplicable. Los integrantes de la Cámara de Diputados serán responsables de su uso y deberán observar en lo conducente, en términos de ley, la protección de los datos personales. La Coordinación Nacional del programa deberá actualizarlo semestralmente;

III. La metodología de focalización para la identificación, inclusión y recertificación de las familias en el programa será única para todo el país, pudiendo diferenciar entre zonas rurales y urbanas. Esta metodología deberá considerar el levantamiento de cédulas individuales de información socioeconómica a las familias;

IV. Los criterios para atender la demanda de incorporación de familias tanto en localidades aún no atendidas como en localidades ya atendidas a través de un proceso de densificación. Este programa no deberá duplicar apoyos y debe limitarse a atender a la población en pobreza en los términos de la Ley General de Desarrollo Social;

V. Orientar los esfuerzos con la Coordinación Nacional de Becas de Educación Superior para dar continuidad al padrón de jóvenes con becas de educación superior;

VI. Las acciones de mejora que permitan fortalecer su funcionamiento;

VII. El esquema de operación que incluya las condiciones de la prestación de los servicios de salud y educación básica y media superior para la población beneficiaria; la producción y distribución de los suplementos alimenticios; los criterios para certificar la asistencia a estos servicios de los miembros de la familia, los montos, mecanismos y medios para la entrega de los apoyos y su periodicidad;

VIII. Los criterios para certificar el cumplimiento de las obligaciones a cargo de los beneficiarios;

IX. La definición de responsabilidades de cada una de las dependencias involucradas en el programa para la certificación del cumplimiento de asistencia de las familias beneficiarias, tanto en el componente de salud, como en el de educación y la entrega

de los apoyos a nivel central y en las entidades federativas, así como para la ampliación y la elevación de la calidad de los servicios.

El cumplimiento de asistencia a unidades de salud y a planteles educativos, debidamente registrada, será indispensable para el otorgamiento de los respectivos apoyos. La entrega de los respectivos apoyos no podrá condicionarse al cumplimiento de otros requisitos o contraprestaciones, por lo que las reglas de operación deberán contemplar mecanismos para que se detecte y corrija la presencia de requerimientos adicionales;

X. Los criterios de recertificación para las familias y los criterios y mecanismos para la verificación permanente de las condiciones socioeconómicas de las familias beneficiarias, así como para atender el incremento demográfico en las localidades, y para la sustitución de bajas del padrón por incumplimiento de corresponsabilidades;

XI. Los mecanismos para promover alternativas dentro del sistema financiero para la entrega de los apoyos con oportunidad, promoviendo la inclusión financiera de la población objetivo;

XII. Los mecanismos para asegurar la complementariedad de acciones con otros programas; para aprovechar la información y el padrón del programa para focalizar otros subsidios complementarios y no duplicarlos, y para definir la transición de beneficiarios de otros programas federales que otorgan subsidios con el mismo objetivo de evitar duplicidad;

XIII. En su caso, las propuestas que hubiesen sido presentadas y aprobadas por el Comité Técnico de la Coordinación Nacional, y

XIV. Se podrán otorgar apoyos a los adultos mayores y a las personas con discapacidad que formen parte de hogares beneficiarios, incluyendo las condiciones, los montos, procedimientos y la corresponsabilidad en salud adecuada a su condición.

El presupuesto de PROSPERA Programa de Inclusión Social se distribuye conforme a lo señalado en el Anexo 28 de este Decreto. Los recursos de PROSPERA Programa de Inclusión Social no podrán ser transferidos a otros programas. Podrán realizarse traspasos no regularizables en las asignaciones del programa entre las secretarías de Desarrollo Social, de Educación Pública y de Salud, en los términos de las disposiciones aplicables. De lo anterior, se informará trimestralmente a la Cámara de Diputados.

El presupuesto para el componente de salud se ejercerá con base en una cuota igual por familia atendida, multiplicada por el padrón activo correspondiente, pudiendo ser ajustada, sin rebasar el presupuesto regularizable del programa, en función de los servicios efectivamente prestados y la calidad provista en los mismos y será entregado a los proveedores de los servicios de salud, tanto de los servicios estatales de salud como del IMSS-PROSPERA y del IMSS-Régimen Ordinario u otros que puedan resultar necesarios para cumplir con los objetivos del programa.

Las secretarías de Desarrollo Social, de Educación Pública y de Salud presentarán a la Cámara de Diputados a más tardar en abril de 2018, un informe sobre la contratación del proveedor encargado de entregar los apoyos a los beneficiarios en donde no exista infraestructura para realizar el pago directo a través de transferencia electrónica.

Artículo 33. Los programas de garantías, de reducción de costo de financiamiento, de capital de riesgo y cualquier otro esquema que promueva el acceso al financiamiento que las dependencias y entidades apoyen con recursos presupuestarios, deberán ser implementados exclusivamente por conducto de la banca de desarrollo, de Financiera Nacional de Desarrollo Agropecuario, Rural, Forestal y Pesquero y/o de fideicomisos públicos de fomento del Gobierno Federal. Dichas dependencias y entidades podrán establecer convenios de colaboración con las agencias de desarrollo de los gobiernos de las entidades federativas, para la implementación de los programas.

La Secretaría tendrá en todo momento acceso a la base de datos única de los beneficiarios de los programas correspondientes establecida por la Agencia de Servicios a la Comercialización y Desarrollo de Mercados Agropecuarios (ASERCA).

Asimismo, a fin de evitar duplicidades de beneficiarios y operaciones, ASERCA deberá dar pleno acceso, vía remota y en tiempo real, a la Financiera Nacional de Desarrollo Agropecuario, Rural, Forestal y Pesquero, a los Fideicomisos Instituidos en Relación con la Agricultura (FIRA) y a AGROASEMEX, S.A., a la referida base de datos para realizar las consultas correspondientes.

Se entenderá que los beneficiarios incluidos en la base de datos única de esquemas de manejo de riesgos en el sector agropecuario serán elegibles para recibir los mismos apoyos a coberturas e incentivos a la comercialización que los beneficiarios dados de alta por ASERCA en la misma, observando las disposiciones aplicables a dichos esquemas y aquellas destinadas a evitar duplicidad de subsidios.

El total de los recursos presupuestarios de ASERCA que se encuentren destinados a apoyos a coberturas y esquemas de administración de riesgos, también podrán ser solicitados y otorgados a través de las ventanillas de FIRA, Financiera Nacional de Desarrollo Agropecuario, Rural, Forestal y Pesquero, y AGROASEMEX, S.A., debiéndose ejercer en el orden en el que sean tramitadas las solicitudes correspondientes.

De los recursos aprobados en este Presupuesto de Egresos para el Programa de Productividad y Competitividad Agroalimentaria, en sus componentes Acceso al Financiamiento, Activos Productivos y Agrologística, y Desarrollo Productivo Sur Sureste y Zonas Económicas Especiales, a cargo de la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, al menos el 45 por ciento, 15 por ciento y 20 por ciento, respectivamente, se destinarán a promover el acceso al financiamiento en el sector rural en condiciones más competitivas, y se transferirán a la Financiera Nacional de Desarrollo Agropecuario, Rural, Forestal y Pesquero, en un plazo no mayor a 45 días a partir de la entrada en vigor del presente Decreto.

Artículo 34. En el Anexo 11 de este Decreto se prevé la asignación de recursos para fortalecer el patrimonio de Financiera Nacional de Desarrollo Agropecuario, Rural, Forestal y Pesquero, del Fondo de Capitalización e Inversión del Sector Rural (FOCIR) y del Fondo Especial de Asistencia Técnica y Garantía para Créditos Agropecuarios (FEGA).

Artículo 35. El Programa Especial Concurrente para el Desarrollo Rural Sustentable se sujetará a los siguientes lineamientos para la distribución del gasto aprobado en este Presupuesto de Egresos:

I. Deberá abarcar políticas públicas orientadas a incrementar la producción, la productividad y la competitividad agroalimentaria y pesquera del país, a la generación del empleo rural y para las actividades pesqueras y acuícolas, a promover en la población campesina y de la pesca el bienestar, así como su incorporación al desarrollo nacional, dando prioridad a las zonas de alta y muy alta marginación y a poblaciones indígenas.

El presupuesto para el campo procurará fomentar el abasto de alimentos y productos básicos y estratégicos a la población, promoviendo su acceso a los grupos sociales menos favorecidos y dando prioridad a la producción nacional, a que se refiere el artículo 178 de la Ley de Desarrollo Rural Sustentable.

El presupuesto dirigido al campo deberá tener las siguientes características:

a) Que permita la complementariedad de acciones con las demás dependencias y entidades;

b) Que permita el desarrollo de proyectos productivos por etapas, en apego a los ciclos agrícolas conforme a las disposiciones aplicables, otorgando los incentivos respectivos oportunamente;

c) Que se oriente prioritariamente hacia las pequeñas unidades de producción y al apoyo de los pequeños productores, preferentemente a través de figuras asociativas conforme a la normativa aplicable;

d) Que procuren la progresividad en el otorgamiento de los incentivos, en particular en los componentes de PROAGRO y PROGAN Productivo, y

e) En materia de concurrencia, el porcentaje o monto que corresponda aportar a las entidades federativas, podrá ser establecido por las dependencias considerando su condición socioeconómica;

II. Los ramos administrativos que participan en el Programa Especial Concurrente para el Desarrollo Rural Sustentable continuarán con el sistema de rendición de cuentas sobre el destino de los recursos fiscales de los programas concurrentes, el cual incorpora los siguientes elementos: región geográfica, entidad federativa, municipio y localidad, actividad productiva, eslabón de la cadena de valor, concepto de apoyo, monto fiscal y fecha de otorgamiento, y la estratificación correspondiente;

III. Establecer como prioridades, entre otras, las siguientes:

a) Incrementar la productividad, la inocuidad y el ingreso de los productores, apoyar en el combate a la pobreza, contribuyendo con la agricultura de autoconsumo a las familias pobres que habitan principalmente en las zonas rurales, en un marco de sustentabilidad, generación de oportunidades y que contribuya a la seguridad alimentaria;

b) Se procurará que los recursos destinados a competitividad, se orienten principalmente a las pequeñas unidades de producción, que se dedican a las ramas productivas básicas, a que se refiere el artículo 179 de la Ley de Desarrollo Rural Sustentable y otros productos básicos y estratégicos.

Dichos recursos se direccionarán una vez que se cuente con la estratificación de zonas y regiones productivas del país dando prioridad a las pequeñas unidades de producción;

c) Apoyar a los productores para que apliquen las innovaciones y desarrollos tecnológicos disponibles y fortalezcan su vinculación con los centros de investigación, así como la transferencia de tecnología del país, mediante servicios de extensionismo que aseguren la incorporación del pequeño productor a las innovaciones tecnológicas que redunden en la mejora de la productividad;

d) Ampliar la oferta de bienes y servicios públicos, particularmente en materia de infraestructura, investigación y desarrollo, capacitación, extensionismo rural e información;

e) Contribuir a adaptar las actividades agropecuarias, acuícolas y pesqueras mediante acciones para prevenir, mitigar y atender los impactos del fenómeno del cambio climático, así como la oportuna prevención, administración y atención a riesgos climáticos, sanitarios y de mercado, considerando los potenciales productivos de cada región;

f) Contribuir a la sustentabilidad de las actividades agropecuarias, pesqueras y acuícolas en lo referente al aprovechamiento responsable del agua y la tierra, y

g) Contribuir a la sustentabilidad de las actividades agropecuarias, pesqueras y acuícolas en lo referente a los recursos genéticos;

IV. Coadyuvar al impulso de los mercados y a perfeccionar la información disponible para el sector;

V. Propiciar la competitividad de las ramas productivas básicas, a que se refiere el artículo 179 de la Ley de Desarrollo Rural Sustentable, así como estrategias especiales para otros sistemas producto de alto impacto social;

VI. Coadyuvar al impulso de la producción primaria, de los productos básicos y estratégicos señalados en la Ley de Desarrollo Rural Sustentable, entre otros, para el aprovisionamiento de insumos básicos y apoyo a paquetes tecnológicos;

VII. Apoyar a las entidades federativas con recursos presupuestarios para la ejecución de proyectos productivos y/o estratégicos de impacto estatal o regional, de acuerdo con las prioridades y planteamientos que defina el Consejo Estatal para el Desarrollo Rural Sustentable, conforme a lo siguiente:

a) Depositarlos en los Fideicomisos de Fomento Agropecuario del Estado (FOFAE), en los términos de los convenios de coordinación y las reglas de operación. Las ministraciones que se acuerden no rebasen al periodo marzo a septiembre, en el

entendido de que una vez depositada la primera aportación, para que el Gobierno Federal pueda depositar la segunda y subsecuentes, los Fideicomisos de Fomento Agropecuario del Estado (FOFAE) deben haber ejercido y pagado al menos el 70 por ciento de las aportaciones.

La Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, deberá reportar trimestralmente en su página de Internet, el avance de los recursos ejercidos y pagados por los fideicomisos antes mencionados, así como los saldos de los mismos.

Las entidades federativas podrán solicitar a la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, adecuaciones entre programas de ejecución a cargo de éstas, siempre y cuando se hayan cumplido las metas establecidas en los convenios respectivos, y permitan un mejor cumplimiento de los objetivos y metas de los programas en su conjunto, en el marco de las disposiciones aplicables;

b) Que las entidades federativas sean las responsables de la oportuna ejecución de los recursos, administrados por los Fideicomisos de Fomento Agropecuario del Estado (FOFAE), constituidos de manera paritaria para este fin. Los apoyos se entregarán a los beneficiarios de acuerdo a la disponibilidad de los recursos del fondo independientemente de su origen mediante el pago electrónico a los beneficiarios;

c) El porcentaje máximo de apoyo sea de hasta el 50 por ciento del costo total del proyecto, con excepción de los apoyos dirigidos a productores de bajos ingresos preferentemente en zonas y localidades de alta y muy alta marginación que serán conforme se establezca en las reglas de operación. En ambos casos el trámite se hará gratuito y sin costo alguno para los beneficiarios;

d) En el caso de los subsidios a energéticos como energía eléctrica, diésel marino y gasolina ribereña, se beneficiará preferentemente a los productores de bajos recursos ubicados en zonas de alta y muy alta marginación de acuerdo a lo señalado en la Ley de Desarrollo Rural Sustentable. Asimismo, la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación deberá integrar un listado de beneficiarios, y

e) Implementar acciones y programas de reconversión orientados al desarrollo de mercados regionales, que permitan la reducción de costos, mediante mejoras en las prácticas para la producción y, en su caso, mediante incentivos orientados a este propósito;

VIII. Impulsar la producción y productividad en el sector mediante el fomento de proyectos integrales que consideren la tecnificación del riego y el uso de insumos (semillas, fertilizantes, biofertilizantes y prácticas agrícolas sustentables, entre otros);

IX. Promover el desarrollo regional mediante el sistema nacional de agroparques que vinculen a los productores con las cadenas de valor y propicien la generación de economías de escala, incrementen la productividad y competitividad, así como un desarrollo equilibrado en las regiones norte, centro y sur-sureste del país;

X. Los recursos destinados a fortalecer el medio ambiente buscarán que se beneficie prioritariamente a los territorios ejidales, comunales y privados de los pequeños productores;

XI. Se fortalecerán las obras de tecnificación de riego para aumentar la producción y productividad, dando prioridad a las pequeñas unidades de producción;

XII. Las autoridades fiscales pondrán a disposición de las dependencias y entidades encargadas del otorgamiento de subsidios y estímulos, herramientas tecnológicas que permitan la consulta sobre el cumplimiento de la obligación contenida dentro del artículo 32-D del Código Fiscal de la Federación. En las reglas de operación de los Programas Federales del Ramo 08 de la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, se deberá establecer que la consulta referida, o en su caso la inscripción, podrá hacerla directamente ésta última dependencia y no el beneficiario;

XIII. Para el caso del Programa de Apoyos a Pequeños Productores, el componente de desarrollo comercial de la agricultura familiar, será destinado prioritariamente para apoyar a mujeres y personas de la tercera edad en condición de pobreza alimentaria, que se dediquen o pretendan dedicarse a la producción de alimentos, y

XIV. Los incentivos al proceso de comercialización de los productos agropecuarios y pesqueros, buscarán impulsar el desarrollo de las regiones del país en donde la infraestructura para el acopio y agregación de valor es deficiente e insuficiente; asimismo, privilegiará a la población objetivo de más bajos recursos, con base en el fortalecimiento de su organización y capacitación.

Artículo 36. La ejecución y operación del Sistema de Protección Social en Salud deberá sujetarse a lo establecido por la Ley General de Salud, a las disposiciones reglamentarias de dicha Ley, así como a las disposiciones de carácter general o lineamientos que emitan la Secretaría de Salud o la Comisión Nacional de Protección Social en Salud.

A. La Secretaría de Salud, a través de la Comisión Nacional de Protección Social en Salud, llevará a cabo lo siguiente:

I. Difundir criterios públicos y objetivos para la definición de la población sujeta a la afiliación en el medio rural y urbano, prioritariamente a madres embarazadas y niños recién nacidos;

II. Dar a conocer semestralmente, en los términos de la legislación en materia de transparencia y acceso a la información pública gubernamental, la relación de municipios en los que opera el Sistema de Protección Social en Salud y el número de personas beneficiarias, en cada una de ellas por entidad federativa, así como el monto de las cuotas familiares, la cuota social y las aportaciones solidarias federal y estatal, por entidad federativa;

III. Publicar semestralmente en su página de Internet las obras e inversiones realizadas con los recursos del Fondo de Previsión Presupuestal, a que se refiere el artículo 77 bis 18 de la Ley General de Salud;

IV. Emitir disposiciones generales o lineamientos sobre:

a) El destino de los recursos federales que se transfieran a las entidades federativas por concepto de cuota social y aportación solidaria federal, conforme a las siguientes bases:

i. Hasta el 40 por ciento, por concepto de remuneraciones del personal ya contratado directamente involucrado en la prestación de servicios de atención a los afiliados al Sistema;

ii. Hasta el 30 por ciento, por concepto de adquisición de medicamentos, material de curación y otros insumos necesarios para la prestación de servicios a los afiliados al Sistema;

iii. Al menos el 20 por ciento, para acciones de promoción, prevención y detección oportuna de enfermedades que estén contenidas en el Catálogo Universal de Servicios de Salud (CAUSES);

iv. Hasta el 6 por ciento, para el gasto operativo y para el pago de personal administrativo del Régimen Estatal de Protección Social en Salud correspondiente a cada entidad federativa.

Sólo en casos plenamente justificados o excepcionales, la composición de dichos porcentajes se podrá modificar, siempre que las características de afiliación, financieras y de servicios de salud estatales lo ameriten, en el entendido de que dichas modificaciones deberán acreditarse y ser aprobadas por la Secretaría de Salud por conducto de la Comisión Nacional de Protección Social en Salud, y

b) El destino de los recursos federales que se transfieran a las entidades federativas para el fortalecimiento de la infraestructura médica, y

V. Transferir los recursos correspondientes a beneficiarios que no tengan registros duplicados, para lo cual los Regímenes Estatales de Protección Social en Salud enviarán mensualmente para validación de la Comisión Nacional de Protección Social en Salud, únicamente los registros de los beneficiarios del Sistema que no sean derechohabientes de los institutos de seguridad social u otros esquemas públicos y sociales de atención médica, sin perjuicio de lo dispuesto en el artículo 77 bis 5, apartado A), fracción XI, de la Ley General de Salud. Los Regímenes Estatales de Protección Social en Salud deberán suspender los registros duplicados que correspondan.

La Comisión Nacional de Protección Social en Salud presentará a la Cámara de Diputados un informe semestral sobre la validación de los registros de beneficiarios a que se refiere esta fracción.

B. Las entidades federativas deberán remitir la información que determine la Comisión Nacional de Protección Social en Salud, de conformidad con las disposiciones generales que para tal efecto emita.

Los anexos I, II, III y IV del Acuerdo de Coordinación a que se refiere el artículo 77 bis 6 de la Ley General de Salud, deberán firmarse, en su caso, en el primer trimestre del año fiscal. Al momento de su firma a la Comisión Nacional de Protección Social en Salud y las entidades federativas, les corresponderá su publicación en sus respectivas páginas de Internet. Tratándose de los anexos II, III y IV, deberán ser publicados en el Diario Oficial de la Federación, a través de la Secretaría de Salud.

Las disposiciones consideradas en la fracción IV de este artículo deberán formar parte del anexo IV de dicho Acuerdo de Coordinación.

Los recursos del Ramo Administrativo 12 Salud y del Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios, correspondientes a la Subfunción Protección Social en Salud, destinados a la prestación de servicios de salud a la persona, deberán ser considerados en la integración de la aportación solidaria por parte del Gobierno Federal a la que hace referencia el artículo 77 bis 13, fracción II, de la Ley General de Salud.

El Consejo Nacional de Evaluación de la Política de Desarrollo Social normará la evaluación del Sistema de Protección Social en Salud, de conformidad con lo establecido en la Ley General de Desarrollo Social.

Artículo 37. La Comisión Nacional de Cultura Física y Deporte podrá otorgar subsidios a las asociaciones deportivas nacionales y demás instituciones y organismos públicos, siempre y cuando cumplan con la Ley General de Cultura Física y Deporte y su Reglamento, con el Programa Nacional de Cultura Física y Deporte y con las reglas de operación de dicha Comisión.

Artículo 38. La Secretaría de Educación Pública será responsable de emitir las reglas de operación de los programas sujetos a las mismas, de acuerdo con lo dispuesto en el artículo 77 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, las cuales contendrán, entre otras reglas, las siguientes:

I. Los recursos destinados a programas educativos deberán ser ejercidos exclusivamente por las autoridades educativas, tanto federales como estatales;

II. Las instituciones educativas contarán con un listado exhaustivo que contenga el personal comisionado a actividades sindicales. La Secretaría de Educación Pública enviará dichos listados a la Cámara de Diputados, y

III. En ningún caso podrán existir nóminas o partidas confidenciales. Los recursos públicos otorgados a las instituciones educativas que sean usados para el pago de nóminas deberán ejercerse en el marco de la transparencia y rendición de cuentas, por lo que los beneficiarios de dichos programas deberán reportar a la Secretaría de Educación Pública los montos pagados a cada trabajador.

La Secretaría de Educación Pública, antes del 31 de enero, emitirá las convocatorias para el concurso de los diversos fondos aprobados, respecto de los programas a que se refiere este artículo, con la excepción de los que estén sujetos a los calendarios escolares específicos.

De los recursos aprobados en este Presupuesto de Egresos para el Programa de la Reforma Educativa, se destinará un 53 por ciento para proveer bebederos con suministro continuo de agua potable para uso humano en los inmuebles escolares, de conformidad con los artículos 7 y 11 de la Ley General de la Infraestructura Física Educativa.

Artículo 39. Los programas destinados a educación media superior y superior, sujetos a reglas de operación, deberán contener las siguientes disposiciones:

I. La Secretaría de Educación Pública al diseñar los programas deberá enviar a la Cámara de Diputados un informe sobre cómo dichos programas disminuirán los rezagos de cobertura y absorción en educación media superior y superior en las diversas regiones del país;

II. Las entidades federativas deberán enviar, de manera trimestral, informes tanto a la Cámara de Diputados, como a la Secretaría de Educación Pública, sobre la aplicación de fondos para la operación de los subsistemas de educación media superior y superior;

III. Las instituciones públicas de educación superior estarán obligadas a la práctica de auditoría externa de su matrícula, debiendo enviar los resultados de ésta, así como un informe semestral específico sobre la ampliación de la misma, tanto a la Cámara de Diputados como a la Secretaría de Educación Pública, y

IV. Las instituciones públicas federales y estatales de educación media superior y superior pondrán a disposición de la sociedad la información sobre la aplicación y uso de los recursos recibidos a través de este Presupuesto de Egresos. En el marco de la legislación en materia de transparencia y acceso a la información pública gubernamental y, en su caso, la ley local respectiva, las instituciones incorporarán en su página de Internet la información relacionada con los proyectos y los montos autorizados. En particular, el registro, la asignación, los avances técnicos, académicos o ambos, y el seguimiento del ejercicio de recursos, manteniendo la información actualizada con periodicidad trimestral.

La información a que se refiere este artículo deberá estar disponible de manera permanente y actualizada en la página de Internet de la Secretaría de Educación Pública, la cual deberá enviar dicha información a la Secretaría de manera trimestral.

TÍTULO QUINTO

OTRAS DISPOSICIONES PARA EL EJERCICIO FISCAL

CAPÍTULO ÚNICO

Artículo 40. Con el objeto de impulsar la cultura del pago por suministro de agua en bloque en los Distritos de Riego y mejorar la infraestructura de riego, el Ejecutivo Federal, a través de la Comisión Nacional del Agua, devolverá a los Distritos de Riego que estén al corriente en sus pagos, un importe de recursos equivalente a las cuotas que se generen en el presente ejercicio fiscal, los cuales se destinarán en un 65 por ciento a la conservación y mantenimiento de los canales y drenes menores; 25 por ciento a la conservación de la red mayor, canales y drenes principales; 8 por ciento al mantenimiento de las obras de cabeza, y 2 por ciento a la supervisión y gasto de operación.

Artículo 41. Los programas de la Secretaría de Educación Pública, destinados a fomentar la expansión de la oferta educativa de los niveles media superior y superior, establecerán mecanismos que permitan disminuir el rezago en el índice de cobertura en aquellas entidades federativas que estén por debajo del promedio nacional.

La Secretaría de Educación Pública deberá informar a la Cámara de Diputados, sobre la estructura de los programas destinados a fomentar la expansión de la oferta educativa a los que hace referencia el párrafo anterior, su distribución y metas de mediano y largo plazo, a más tardar el 31 de marzo.

Los recursos federales que reciban las universidades e instituciones públicas de educación media superior y superior, incluyendo subsidios, estarán sujetos a la fiscalización que realice la Auditoría en términos de lo establecido en la Ley de Fiscalización y Rendición de Cuentas de la Federación, y se rendirá cuenta sobre el ejercicio de los mismos en los términos de las disposiciones aplicables, detallando la información siguiente:

I. Los programas a los que se destinen los recursos y el cumplimiento de las metas correspondientes;

II. El costo de nómina del personal docente, no docente, administrativo y manual, identificando las distintas categorías y los tabuladores de remuneraciones por puesto, responsabilidad laboral y su lugar de ubicación;

III. Desglose del gasto corriente destinado a su operación;

IV. Los estados de situación financiera, analítico, así como el de origen y aplicación de recursos públicos federales, y

V. La información sobre matrícula de inicio y fin de cada ciclo escolar.

De conformidad con la Ley General de Contabilidad Gubernamental, así como con los lineamientos que emita en la materia el Consejo Nacional de Armonización Contable, las universidades e instituciones públicas de educación media superior y superior llevarán el registro y la vigilancia de los activos, pasivos corrientes y contingentes, ingresos, gastos y patrimonio.

Las universidades e instituciones públicas de educación media superior y superior a que se refiere este artículo entregarán a la Secretaría de Educación Pública la información señalada en el mismo, a más tardar a los 15 días naturales posteriores a la conclusión del trimestre que corresponda. Dicha Secretaría entregará esta información a la Cámara de Diputados y la publicará en su página de Internet, a más tardar a los 30 días naturales posteriores al periodo correspondiente.

Las autoridades correspondientes para aplicar dichos recursos verificarán que el personal de cada una de las universidades e instituciones de educación media superior y superior públicas, cumplan con sus obligaciones en términos de los contratos laborales correspondientes realizándose, en su caso, la compulsa entre las nóminas y los registros de asistencia.

La Secretaría de Educación Pública enviará la información a que se refiere este artículo a la Secretaría dentro de los 10 días hábiles posteriores a que aquélla la reciba.

Artículo 42. Las sanciones económicas que, en su caso, aplique el Instituto Nacional Electoral derivado del régimen disciplinario de los partidos políticos durante 2018, serán concentradas a la Tesorería de la Federación dentro de los 30 días naturales siguientes a la fecha en que se realice el pago o se haga efectivo el descuento. Los recursos obtenidos por este concepto serán destinados en los términos de las disposiciones aplicables al Ramo 38 para el Consejo Nacional de Ciencia y Tecnología y deberán destinarse a actividades sustantivas; dichos recursos no podrán ejercerse en servicios personales y su ejercicio y destino deberá reportarse en los Informes Trimestrales.

Artículo 43. El Ejecutivo Federal, por conducto de la Secretaría, con la participación que corresponda al Consejo Nacional de Armonización Contable, establecerá los términos y condiciones para la distribución del fondo previsto en este Presupuesto de Egresos, para el otorgamiento de subsidios a las entidades federativas y a los municipios para la capacitación y profesionalización de las unidades administrativas competentes en materia de contabilidad gubernamental, así como para la modernización de tecnologías de la información y comunicaciones que permitan el cumplimiento de la armonización contable de los tres órdenes de gobierno conforme a lo dispuesto en la Ley General de Contabilidad Gubernamental.

Las disposiciones a que se refiere el párrafo anterior deberán ser publicadas en el Diario Oficial de la Federación, a más tardar dentro del primer trimestre del año.

El Consejo Nacional de Armonización Contable, a más tardar el último día hábil de noviembre, deberá publicar en su página de Internet un reporte especial sobre la aplicación de los recursos del fondo a que hace referencia el presente artículo; así como publicar durante el último trimestre del año:

I. El monto de los subsidios otorgados a cada una de las entidades federativas y municipios;

II. El tipo y alcances de los subsidios federales otorgados, y

III. Los avances y resultados reportados por las entidades federativas y municipios.

TRANSITORIOS

Primero. El presente Decreto entrará en vigor el primero de enero del año 2018.

Segundo. Las disposiciones administrativas emitidas con base en lo dispuesto en los Decretos de Presupuesto de Egresos de la Federación de ejercicios fiscales anteriores, que se encuentren vigentes hasta antes de la entrada en vigor del presente Decreto, continuarán aplicándose en lo que no se opongan a éste, hasta en tanto no se emitan nuevas disposiciones administrativas que las reformen o abroguen.

Tercero. Se faculta al Ejecutivo Federal, a través de la Secretaría, para que emita las autorizaciones que correspondan, a efecto de realizar las adecuaciones o los traspasos de recursos humanos, financieros y materiales, incluyendo bienes muebles e inmuebles, que sean necesarios como consecuencia de reformas jurídicas que tengan por objeto la creación o modificación, de cualquier dependencia, entidad o ente autónomo, reportando las mismas en los Informes Trimestrales.

El Ejecutivo Federal, por conducto de la Secretaría, queda facultado para atender la solicitud y transferir los recursos que correspondan al Instituto Nacional Electoral, con cargo al Ramo General 23 Provisiones Salariales y Económicas, cuando por acuerdo del Consejo General del Instituto se determine que se requiere dicha transferencia para asegurar el cumplimiento de las atribuciones que tiene conferidas en relación con el desarrollo de los procesos electorales a su cargo durante el ejercicio fiscal 2018.

Cuarto. Los recursos del Fondo de Aportaciones para la Educación Tecnológica y de Adultos correspondientes a las entidades federativas que no hayan suscrito los convenios a los que hace referencia el artículo 42 de la Ley de Coordinación Fiscal deberán ser transferidos del Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios al Ramo 11 Educación, a fin de que a través de éste se transfieran para esos mismos fines a dichas entidades federativas. Lo anterior, hasta en tanto sean suscritos los convenios de coordinación respectivos.

Quinto. El Anexo 21 de este Presupuesto de Egresos incluye $2,500,000,000, para que sean aportados al Fondo de Reconstrucción de Entidades Federativas en términos de la normativa aplicable, con el fin de otorgar apoyos financieros a las entidades federativas cuyos municipios y demarcaciones territoriales afectados por fenómenos naturales perturbadores se encuentren previstos en las declaratorias correspondientes emitidas por la Secretaría de Gobernación conforme a lo previsto en la Ley General de Protección Civil.

Sexto. En el presente Presupuesto de Egresos se incluye la cantidad de $186,354,100, para que la Secretaría de Gobernación lleve a cabo las acciones relativas a la implementación de la legislación general que se expida en materia de desaparición forzada de personas, desaparición cometida por particulares y búsqueda de personas, así como para la creación del órgano encargado de realizar las acciones de búsqueda de personas desaparecidas y no localizadas.

Asimismo, se incluyen $282,592,800, para el otorgamiento de subsidios por parte de la Secretaría de Gobernación, a las entidades federativas, para la realización de acciones de búsqueda de personas que les correspondan en el marco de las disposiciones que establezca la legislación general señalada en el párrafo anterior. Dichos subsidios se otorgarán en un esquema de coparticipación de recursos igualitaria entre la Federación y las entidades federativas.

Las entidades federativas podrán destinar hasta el diez por ciento de los subsidios que reciban para la elaboración de un proyecto ejecutivo que especifique las acciones que deberán realizar para cumplir con las disposiciones que establezca la legislación general en la materia, incluyendo metas a corto, mediano y largo plazo.

El otorgamiento de los subsidios a las entidades federativas se sujetará a los lineamientos que para tal efecto emita el Ejecutivo Federal, por conducto de la Secretaría de Gobernación, a más tardar el último día hábil de enero.

Séptimo. Las obras de infraestructura y las acciones que realicen las entidades federativas, municipios y demarcaciones territoriales de la Ciudad de México, con cargo a recursos del presente Presupuesto de Egresos, se sujetarán a las especificaciones y características de imagen y promoción de las mismas establecidas en los lineamientos que para tal efecto emita la Función Pública a más tardar el 31 de enero.

Octavo. Las entidades federativas deberán notificar y realizar la entrega de los recursos federales que correspondan a los municipios o demarcaciones territoriales de la Ciudad de México, en los plazos y términos que establecen las leyes federales aplicables, el Presupuesto de Egresos, y en el caso de programas de subsidios o gasto reasignado, conforme a lo previsto en los convenios que celebren con las dependencias y entidades de la Administración Pública Federal que les transfieran recursos federales.

Las entidades federativas no podrán establecer requisitos adicionales ni realizar acciones u omisiones que impidan el ejercicio eficiente, eficaz y oportuno de los recursos públicos que por su conducto se transfieran a los municipios y, en su caso, a las demarcaciones territoriales de la Ciudad de México.

Las entidades federativas, por conducto de la Secretaría de Finanzas o su equivalente, deberán hacer pública la información relativa a la fecha y el monto de las transferencias de recursos federales que deriven de los proyectos aprobados en el Presupuesto de Egresos, realizadas a sus municipios o demarcaciones territoriales de la Ciudad de México, a través de sus respectivas páginas oficiales de Internet, dentro de los diez días naturales siguientes a la fecha en que los recursos correspondientes hayan sido efectivamente depositados en las cuentas bancarias específicas de los municipios o demarcaciones, incluyendo el número de identificación de la transferencia.

El incumplimiento a lo previsto en el presente artículo, incluyendo el destino de los recursos correspondientes, será sancionado por las autoridades competentes en los términos de la legislación aplicable, sin perjuicio de las responsabilidades de carácter civil, administrativo o penal que, en su caso, se determinen.

Los municipios serán responsables de la correcta integración de la información técnica, así como del destino, ejercicio, registro y comprobación de los recursos que les transfieran las entidades federativas respectivas, conforme a lo señalado en este artículo.

Noveno. En el Anexo 21 de este Presupuesto de Egresos se incluye la cantidad de $750,000,000, para la constitución del Fondo para Fronteras, que se destinará al otorgamiento de subsidios que coadyuven a abatir la pobreza, a través de una estrategia de inclusión y bienestar social, así como a contribuir al desarrollo económico a través del otorgamiento de apoyos a proyectos que fomenten la creación, consolidación y competitividad de las micro, pequeñas y medianas empresas, en las entidades federativas en cuyo territorio se encuentren las líneas divisorias internacionales del norte y sur del país.

Dichos recursos se encuentran aprobados en el Ramo General 23 Provisiones Salariales y Económicas, y serán transferidos a las secretarías de Desarrollo Social y Economía. La distribución por entidad federativa será convenida por las dependencias antes referidas.

El ejercicio de los recursos de dicho Fondo estará sujeto a las disposiciones que para tal efecto emita la Secretaría, dentro del primer trimestre del ejercicio fiscal.

Décimo. El Ejecutivo Federal, por conducto de la Secretaría, reportará en los Informes Trimestrales la evolución del proyecto de inversión en infraestructura denominado Nuevo Aeropuerto Internacional de la Ciudad de México, previsto en el Anexo 4 de este Decreto, con base en la información que le remitan la Secretaría de Comunicaciones y Transportes y el Grupo Aeroportuario de la Ciudad de México, S.A. de C.V.

ANEXO 1. GASTO NETO TOTAL (pesos)

A: RAMOS AUTÓNOMOS		**118,131,650,829**
Gasto Programable		
01	Poder Legislativo	15,574,572,274
	Cámara de Senadores 1/	4,905,020,157
	Cámara de Diputados 2/	8,439,435,153
	Auditoría Superior de la Federación	2,230,116,964
03	Poder Judicial	71,366,389,337
	Suprema Corte de Justicia de la Nación	5,635,107,441
	Consejo de la Judicatura Federal	61,838,081,896
	Tribunal Electoral del Poder Judicial de la Federación	3,893,200,000
22	Instituto Nacional Electoral	24,215,327,986
35	Comisión Nacional de los Derechos Humanos	2,033,004,229
41	Comisión Federal de Competencia Económica	618,149,978
42	Instituto Nacional para la Evaluación de la Educación	1,227,728,385
43	Instituto Federal de Telecomunicaciones	1,998,000,000
44	Instituto Nacional de Transparencia, Acceso a la Información y Protección de Datos Personales	1,098,478,640
RAMO: 40 INFORMACIÓN NACIONAL ESTADÍSTICA Y GEOGRÁFICA		**7,788,876,174**
	Instituto Nacional de Estadística y Geografía	7,788,876,174
RAMO: 32 TRIBUNAL FEDERAL DE JUSTICIA ADMINISTRATIVA		**3,029,044,741**
	Tribunal Federal de Justicia Administrativa	3,029,044,741
B: RAMOS ADMINISTRATIVOS		**1,023,678,665,789**

Gasto Programable		
02	Oficina de la Presidencia de la República	1,797,418,247

	04	Gobernación	64,288,166,419
	05	Relaciones Exteriores	9,003,192,028
	06	Hacienda y Crédito Público	26,458,200,665
	07	Defensa Nacional	81,021,903,813
	08	Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación	72,125,383,478
	09	Comunicaciones y Transportes	84,548,590,749
	10	Economía	9,578,420,348
	11	Educación Pública 3/	280,969,302,366
	12	Salud 4/	122,557,337,320
	13	Marina	31,305,775,196
	14	Trabajo y Previsión Social	4,036,978,861
	15	Desarrollo Agrario, Territorial y Urbano	16,766,195,714
	16	Medio Ambiente y Recursos Naturales 5/	37,580,635,702
	17	Procuraduría General de la República	16,243,787,465
	18	Energía	2,470,265,318
	20	Desarrollo Social	106,645,504,028
	21	Turismo	3,916,225,884
	27	Función Pública	1,191,905,203
	31	Tribunales Agrarios	980,961,673
	37	Consejería Jurídica del Ejecutivo Federal	131,201,969
	38	Consejo Nacional de Ciencia y Tecnología	27,225,876,510
	45	Comisión Reguladora de Energía	346,903,124
	46	Comisión Nacional de Hidrocarburos	296,932,814
	47	Entidades no Sectorizadas	9,275,426,913
	48	Cultura	12,916,173,982
C: RAMOS GENERALES			**2,937,514,789,313**
Gasto Programable			
	19	Aportaciones a Seguridad Social	699,664,136,809
	23	Provisiones Salariales y Económicas	156,463,239,818
	25	Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos	52,728,283,062
	33	Aportaciones Federales para Entidades Federativas y Municipios	688,341,688,549
Gasto No Programable			
	24	Deuda Pública	473,126,225,003
	28	Participaciones a Entidades Federativas y Municipios	811,931,615,172
	29	Erogaciones para las Operaciones y Programas de Saneamiento Financiero	0
	30	Adeudos de Ejercicios Fiscales Anteriores	17,091,100,000
	34	Erogaciones para los Programas de Apoyo a Ahorradores y Deudores de la Banca	38,168,500,900
D: ENTIDADES SUJETAS A CONTROL PRESUPUESTARIO DIRECTO			**961,916,843,767**
Gasto Programable			
	GYN	Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado	282,632,561,843
	GYR	Instituto Mexicano del Seguro Social	679,284,281,924
E: EMPRESAS PRODUCTIVAS DEL ESTADO			**915,720,047,868**
Gasto Programable			
	TYY	Petróleos Mexicanos (Consolidado)	391,946,000,000
	TVV	Comisión Federal de Electricidad (Consolidado)	387,588,946,400
Gasto No Programable			
		Costo Financiero, que se distribuye para erogaciones de:	136,185,101,468

TYY	Petróleos Mexicanos (Consolidado)	110,810,101,404
TVV	Comisión Federal de Electricidad (Consolidado)	25,375,000,064
Neteo: Resta de: a) aportaciones ISSSTE; y, b) subsidios, transferencias y apoyos fiscales a las entidades de control directo y empresas productivas del Estado.		**688,112,918,481**
GASTO NETO TOTAL		**5,279,667,000,000**

1/ Incluye 125 millones de pesos para el Canal del Congreso.

2/ Incluye 125 millones de pesos para el Canal del Congreso.

3/ Incluye recursos por 150.0 millones de pesos en el XE-IPN Canal 11 para actividades de producción y transmisión de contenidos audiovisuales para la difusión de la Riqueza Histórica y Cultural de México.

4/ Incluye recursos por 1,450.0 mdp dentro del programa presupuestario U012.- "Fortalecimiento de los Servicios Estatales de Salud", para cubrir el pago de las previsiones que permitan mantener la homologación salarial de ejercicios anteriores del personal que fue formalizado y regularizado, y serán transferidos a las entidades federativas a través del Fondo de Aportaciones para los Servicios de Salud del Ramo 33.

5/ Incluye una previsión de 75.0 millones de pesos para la protección y conservación del Archipiélago de Revillagigedo, Colima.

ANEXO 2. GASTO CORRIENTE ESTRUCTURAL (pesos)

Gasto Corriente Estructural	**2,162,066,174,552**

*/ La asignación corresponde a montos estimados con base en las reasignaciones determinadas por la H. Cámara de Diputados.

ANEXO 3. GASTOS OBLIGATORIOS (millones de pesos) */

Previsiones para Gastos Obligatorios	**3,589,084.8**
Previsiones para Gastos Obligatorios con Pensiones y Jubilaciones	**4,382,819.1**

*/ La asignación corresponde a montos estimados con base en las reasignaciones determinadas por la H. Cámara de Diputados.

ANEXO 4. EROGACIONES PLURIANUALES PARA PROYECTOS DE INFRAESTRUCTURA (millones de pesos)

	MONTO
INFRAESTRUCTURA AEROPORTUARIA	**8,681.5**
Nuevo Aeropuerto Internacional de la Ciudad de México	8,681.5
INFRAESTRUCTURA HIDRÁULICA	**5,041.6**
Túnel Emisor Oriente (TEO)	5,041.6
INFRAESTRUCTURA TURÍSTICA	**120.0**
CIP Costa del Pacífico	120.0
TOTAL	**13,843.0**

ANEXO 5. COMPROMISOS PLURIANUALES (millones de pesos)

	MONTO
Dependencias y Entidades (Recursos Fiscales)	60,933.66
Entidades de Control Directo	30,131.90
Empresas Productivas del Estado	147,118.77
Poder Judicial	2,499.33
Instituto Nacional Electoral	1,264.46
Comisión Nacional de los Derechos Humanos	90.67
Instituto Nacional de Transparencia, Acceso a la Información y Protección de Datos Personales	94.89

ANEXO 5.A. PROYECTOS DE ASOCIACIÓN PÚBLICO-PRIVADA (millones de pesos)

Para efectos de lo dispuesto en la fracción VI del artículo 3o. del Decreto de Presupuesto de Egresos de la Federación, el monto máximo anual de gasto programable para los proyectos de asociación público-privada, asciende a la cantidad de $34'576,600,000.

PROYECTOS DE ASOCIACIÓN PÚBLICO-PRIVADA			

	ENTIDAD FEDERATIVA	MONTO TOTAL DE INVERSIÓN1/	MONTO 2018 2/
PROYECTOS NUEVOS		**15,590.8**	**5,216.3**
SECRETARÍA DE COMUNICACIONES Y TRANSPORTES		**10,718.2**	**1,840.3**
Programa APP de Conservación Plurianual de la Red Federal de Carreteras (APP Arriaga-Tapachula)	Chiapas	4,704.9	851.6
Programa APP de Conservación Plurianual de la Red Federal de Carreteras (APP Campeche-Mérida)	Campeche y Yucatán	1,914.7	265.4
Programa APP de Conservación Plurianual de la Red Federal de Carreteras (APP San Luis Potosí-Matehuala)	San Luis Potosí	2,387.1	428.7
Programa APP de Conservación Plurianual de la Red Federal de Carreteras (APP Tampico-Ciudad Victoria)	Tamaulipas	1,711.5	294.5
SECRETARÍA DE GOBERNACIÓN		**3,521.8**	**2,699.7**
Construcción, Rehabilitación, Adecuación, Equipamiento y Amueblado del Complejo Penitenciario Federal Papantla	Veracruz	3,521.8	2,699.7
SECRETARÍA DE MEDIO AMBIENTE Y RECURSOS NATURALES		**1,350.7**	**676.3**
Proyecto de Modernización del Servicio Meteorológico Nacional	República Mexicana	1,350.7	676.3

PROYECTOS AUTORIZADOS EN EJERCICIOS ANTERIORES		**25,957.3**	**11,619.8**
SECRETARÍA DE COMUNICACIONES Y TRANSPORTES		**12,147.2**	**6,306.6**
Libramiento de la Carretera La Galarza-Amatitlanes	Puebla	954.3	668.0
Programa Asociación Público Privada de Conservación Plurianual de la Red Federal de Carreteras (APP Querétaro - San Luís Potosí)	Querétaro, Guanajuato y San Luis Potosí	1,892.9	733.7
Programa Asociación Público Privada de Conservación Plurianual de la Red Federal de Carreteras (APP Coatzacoalcos - Villahermosa)	Tabasco y Veracruz	2,151.7	1,298.0
Programa APP de Conservación Plurianual de la Red Federal de Carreteras (Matehuala - Saltillo) para el periodo 2017-2027	Nuevo León	1,589.8	678.5
Programa APP de Conservación Plurianual de la Red Federal de Carreteras (Pirámides-Tulancingo-Pachuca) para el periodo 2017-2027	Estado de México e Hidalgo	2,019.5	998.7
Programa APP de Conservación Plurianual de la Red Federal de Carreteras (Saltillo-Monterrey-Nuevo Laredo) para el periodo 2017-2027	Coahuila y Nuevo León	2,172.4	952.8
Programa APP de Conservación Plurianual de la Red Federal de Carreteras (Texcoco-Zacatepec) para el periodo 2017-2027	Estado de México, Tlaxcala y Puebla	1,366.6	976.9
INSTITUTO MEXICANO DEL SEGURO SOCIAL		**7,188.3**	**2,997.4**
Construcción del Hospital General de Zona de 144 camas, en Bahía de Banderas, Nayarit	Nayarit	1,584.6	705.3
Construcción del Hospital General de Zona (HGZ) de 180 camas en la localidad de Tapachula, en el estado de Chiapas	Chiapas	1,741.0	722.2
Construcción del Hospital Regional (HGR) de 260 Camas en el Municipio de García, Nuevo León	Nuevo León	1,962.9	799.5
Construcción del Hospital General Regional de 260 camas en Tepotzotlán, Estado de México	Estado de México	1,899.8	770.4
INSTITUTO DE SEGURIDAD Y SERVICIOS SOCIALES DE LOS TRABAJADORES DEL ESTADO		**6,621.8**	**2,315.7**
Construcción y operación del nuevo Hospital General Dr. Gonzalo Castañeda, Ciudad de México	Ciudad de México	1,631.4	0.0
Construcción de una nueva Clínica Hospital en Mérida, Yucatán	Yucatán	916.9	183.4
Sustitución del Hospital General Dr. Daniel Gurría Urgell en Villahermosa, Tabasco	Tabasco	1,024.2	848.1
Sustitución del actual Hospital General "Aquiles Calles Ramírez" en Tepic, Nayarit	Nayarit	1,452.2	1,029.1
Nuevo Hospital General en la Delegación Regional Sur de la Ciudad de México	Ciudad de México	1,597.1	255.2
TOTAL		**41,548.1**	**16,836.1**

*Cifras con IVA

1/ Monto total estimado en gasto de inversión del sector privado en infraestructura

2/ Inversión estimada prevista por el sector privado para el 2018

ANEXO 6. PROYECTOS DE INFRAESTRUCTURA PRODUCTIVA DE LARGO PLAZO (pesos)

6.A. Monto autorizado para proyectos aprobados en ejercicios fiscales anteriores de inversión directa e inversión condicionada

	Inversión Directa	Inversión Condicionada	Suma
Comisión Federal de Electricidad	652,526,225,733	300,780,568,452	953,306,794,185

6.B. Monto comprometido de proyectos de inversión directa autorizados en ejercicios fiscales anteriores

	Monto Autorizado	Monto Contratado	Monto Comprometido
Comisión Federal de Electricidad	536,359,005,661	421,276,861,233	251,567,871,572

6.C. Monto máximo de compromiso de proyectos de inversión condicionada autorizados en ejercicios fiscales anteriores

	Monto Autorizado	Monto Contratado	Máximo Comprometido
Comisión Federal de Electricidad	245,848,977,938	171,965,928,260	132,465,719,583

6.D. Previsiones para pago de amortizaciones y costo financiero de proyectos de inversión directa

	Inversión Física (Amortizaciones)	Costo Financiero	Suma
Comisión Federal de Electricidad	23,431,400,000	9,170,304,784	32,601,704,784

ANEXO 7. PREVISIONES SALARIALES Y ECONÓMICAS (pesos) */

		Incremento a las percepciones	Creación de plazas	Otras medidas de carácter económico, laboral y contingente	Total
		I	II	III	
Ramos Administrativos					
02	Oficina de la Presidencia de la República	15,134,571		3,525,760	18,660,331
04	Gobernación	693,089,602	56,000,000	224,725,600	973,815,202
05	Relaciones Exteriores	28,337,132		9,751,720	38,088,852
06	Hacienda y Crédito Público	332,475,776		112,063,760	444,539,536
07	Defensa Nacional	931,208,106		329,881,831	1,261,089,937
08	Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación	155,783,240		71,977,017	227,760,257
09	Comunicaciones y Transportes	136,271,522		77,903,120	214,174,642
10	Economía	54,108,072		22,348,040	76,456,112
11	Educación Pública	1,870,062,947		2,048,779,320	3,918,842,267
12	Salud	555,363,509		175,495,040	730,858,549
13	Marina	257,614,024		240,986,440	498,600,464
14	Trabajo y Previsión Social	39,949,298		19,503,200	59,452,498
15	Desarrollo Agrario, Territorial y Urbano	36,695,628		19,218,160	55,913,788
16	Medio Ambiente y Recursos Naturales 1/	143,017,788	60,000,000	92,342,720	295,360,508
17	Procuraduría General de la República	264,073,339		51,109,400	315,182,739
18	Energía	27,657,554		3,549,200	31,206,754
20	Desarrollo Social	45,627,680		21,947,080	67,574,760
21	Turismo	19,280,507		7,397,600	26,678,107
27	Función Pública	22,703,174		3,211,120	25,914,294
31	Tribunales Agrarios	13,662,974		5,727,080	19,390,054
37	Consejería Jurídica del Ejecutivo Federal	2,784,429		266,040	3,050,469
38	Consejo Nacional de Ciencia y Tecnología	104,159,786	200,000,000	40,616,040	344,775,826
45	Comisión Reguladora de Energía	5,209,405		462,000	5,671,405
46	Comisión Nacional de Hidrocarburos	5,074,253		308,160	5,382,413
47	Entidades no Sectorizadas	29,603,717	84,562,984	8,072,840	122,239,541
48	Cultura	99,874,133		18,913,520	118,787,653
Ramos Generales					
23	Provisiones Salariales y Económicas	6,069,723,473	500,000,000	2,944,153,448	9,513,876,921

*/Para efectos de control presupuestario y eficiencia del gasto, la administración de estos recursos se considera en el Ramo General 23 Provisiones Salariales y Económicas.

1/ La creación de plazas corresponde a la Agencia Nacional de Seguridad Industrial y de Protección al Medio Ambiente del Sector Hidrocarburos.

ANEXO 8. COSTO FINANCIERO DE LA DEUDA Y OTRAS EROGACIONES (pesos)

	MONTO
Costo financiero de la deuda del Gobierno Federal incluido en el Ramo General 24 Deuda Pública	473,126,225,003
Costo financiero de la deuda de las empresas incluidas en el Anexo 1.E de este Decreto	136,185,101,468
Erogaciones incluidas en el Ramo General 29 Erogaciones para las Operaciones y Programas de Saneamiento Financiero	0
Erogaciones incluidas en el Ramo General 34 Erogaciones para los Programas de Apoyo a Ahorradores y Deudores de la Banca	38,168,500,900
Obligaciones incurridas a través de los programas de apoyo a deudores	900
Obligaciones surgidas de los programas de apoyo a ahorradores	38,168,500,000
Total	**647,479,827,371**

ANEXO 9. MONTOS MÁXIMOS DE ADJUDICACIÓN MEDIANTE PROCEDIMIENTO DE ADJUDICACIÓN DIRECTA Y DE INVITACIÓN A CUANDO MENOS TRES PERSONAS, ESTABLECIDOS EN MILES DE PESOS, SIN CONSIDERAR EL IMPUESTO AL VALOR AGREGADO:

Adquisiciones, Arrendamientos y Servicios			
Presupuesto autorizado de adquisiciones, arrendamientos y servicios		**Monto máximo total de cada operación que podrá adjudicarse directamente**	**Monto máximo total de cada operación que podrá adjudicarse mediante invitación a cuando menos tres personas**
Mayor de	**Hasta**	**Dependencias y Entidades**	**Dependencias y Entidades**
	15,000	190	653
15,000	30,000	217	941
30,000	50,000	245	1,225
50,000	100,000	273	1,511
100,000	150,000	299	1,802
150,000	250,000	340	2,176
250,000	350,000	368	2,450
350,000	450,000	396	2,600
450,000	600,000	422	2,883
600,000	750,000	435	3,035
750,000	1,000,000	477	3,319
1,000,000		503	3,469

Obras Públicas y Servicios Relacionados con las Mismas					
Presupuesto autorizado para realizar obras públicas y servicios relacionados con las mismas		**Monto máximo total de cada obra pública que podrá adjudicarse directamente**	**Monto máximo total de cada servicio relacionado con obra pública que podrá adjudicarse directamente**	**Monto máximo total de cada obra pública que podrá adjudicarse mediante invitación a cuando menos tres personas**	**Monto máximo total de cada servicio relacionado con obra pública que podrá adjudicarse mediante invitación a cuando menos tres personas**
Mayor de	**Hasta**	**Dependencias y Entidades**	**Dependencias y Entidades**	**Dependencias y Entidades**	**Dependencias y Entidades**
	15,000	303	150	2,704	2,100
15,000	30,000	375	190	3,000	2,250
30,000	50,000	451	226	3,453	2,704
50,000	100,000	523	260	4,203	3,148
100,000	150,000	601	303	4,952	3,751
150,000	250,000	678	339	5,704	4,499
250,000	350,000	826	411	6,608	4,952
350,000	450,000	898	451	7,203	5,388
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

ANEXO 10. EROGACIONES PARA EL DESARROLLO INTEGRAL DE LOS PUEBLOS Y COMUNIDADES INDÍGENAS (pesos)

RAMO	DENOMINACIÓN	MONTO
Total		**80,844,557,230**
04 Gobernación		**27,413,917**
	Conducción de la política interior	27,413,917
08 Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación		**5,240,052,493**
	Programa de Fomento a la Agricultura	2,425,879,220
	Programa de Apoyos a Pequeños Productores	2,814,173,272
09 Comunicaciones y Transportes		**3,838,070,360**
	Conservación de infraestructura de caminos rurales y carreteras alimentadoras	2,788,631,717
	Estudios y proyectos de construcción de caminos rurales y carreteras alimentadoras	48,894,499
	Programa de Empleo Temporal (PET)	351,789,564
	Proyectos de construcción de carreteras alimentadoras y caminos rurales	648,754,580
11 Educación Pública		**10,128,113,236**
	Educación para Adultos (INEA)	84,337,674
	Educación Inicial y Básica Comunitaria	518,394,915
	Normar los servicios educativos	105,382,819
	PROSPERA Programa de Inclusión Social	8,444,284,085
	Programa Nacional de Becas	611,438,100
	Programa para la Inclusión y la Equidad Educativa	238,362,312
	Fortalecimiento de la Calidad Educativa	125,913,331
12 Salud		**5,414,617,328**
	Rectoría en Salud	9,800,000
	Prevención y control de enfermedades	29,184,643
	Salud materna, sexual y reproductiva	18,752,597
	PROSPERA Programa de Inclusión Social	1,010,588,550
	Fortalecimiento a la atención médica	285,697,954
	Seguro Popular	4,060,593,584
15 Desarrollo Agrario, Territorial y Urbano		**1,622,813,686**
	Programa de Infraestructura	313,471,902
	Programa de Apoyo a la Vivienda	1,309,341,784
16 Medio Ambiente y Recursos Naturales		**1,407,918,825**
	Rehabilitación y Modernización de Presas y Estructuras de Cabeza	29,053,350
	Infraestructura para la Protección de Centros de Población y Áreas Productivas	203,633,114
	Infraestructura para la modernización y rehabilitación de riego y temporal tecnificado	101,912,471
	Planeación, Dirección y Evaluación Ambiental	554,583
	Programa de Conservación para el Desarrollo Sostenible	51,690,139

Programa de Empleo Temporal (PET)	46,439,337
Agua Potable, Drenaje y Tratamiento	124,194,985
Programa de Apoyo a la Infraestructura Hidroagrícola	241,677,668
Apoyos para el Desarrollo Forestal Sustentable	608,763,178
19 Aportaciones a Seguridad Social	**3,956,976,358**
Programa IMSS-PROSPERA	3,956,976,358

20 Desarrollo Social	**31,044,320,327**
Programa de Fomento a la Economía Social	243,894,497
Programa de Abasto Social de Leche a cargo de Liconsa, S.A. de C.V.	33,645,693
Programa de Abasto Rural a cargo de Diconsa, S.A. de C.V. (DICONSA)	1,096,528,648
Programas del Fondo Nacional de Fomento a las Artesanías (FONART)	182,117,730
Programa 3 x 1 para Migrantes	39,363,644
Programa de Coinversión Social	175,501,275
Programa de Empleo Temporal (PET)	125,668,954
PROSPERA Programa de Inclusión Social	14,251,248,702
Programa de estancias infantiles para apoyar a madres trabajadoras	276,561,175
Pensión para Adultos Mayores	13,177,199,137
Comedores Comunitarios	1,442,590,872
21 Turismo	**56,038,510**
Programa de Desarrollo Regional Turístico Sustentable y Pueblos Mágicos	56,038,510
23 Provisiones Salariales y Económicas	**583,996,315**
Fondo Regional	583,996,315
33 Aportaciones Federales para Entidades Federativas y Municipios	**11,305,326,342**
FAIS Municipal y de las Demarcaciones Territoriales del Distrito Federal	9,034,802,294
FAM Asistencia Social	2,270,524,048
35 Comisión Nacional de los Derechos Humanos	**25,058,712**
Promover, difundir y proteger los Derechos Humanos de los integrantes de pueblos y comunidades indígenas y atender asuntos de indígenas en reclusión.	25,058,712
38 Consejo Nacional de Ciencia y Tecnología	**30,000,000**
Apoyos para actividades científicas, tecnológicas y de innovación	30,000,000
47 Entidades no Sectorizadas	**6,088,935,816**
Actividades de apoyo Administrativo	202,727,458
Actividades de apoyo a la función pública y buen gobierno	12,011,541
Planeación y Articulación de la Acción Pública hacia los Pueblos Indígenas	1,066,589,096
Programa de Apoyo a la Educación Indígena	1,322,019,760
Programa de Infraestructura Indígena	2,372,551,494
Programa para el Mejoramiento de la Producción y la Productividad Indígena	809,188,589

	Programa de Derechos Indígenas	303,847,878
48 Cultura		**74,905,006**
	Educación y cultura indígena	74,905,006

ANEXO 11. PROGRAMA ESPECIAL CONCURRENTE PARA EL DESARROLLO RURAL SUSTENTABLE (millones de pesos)

Vertiente	Programa PEC / Ramo / Componente / Subcomponente / Rama Productiva	MONTO
	Total	**334,314.0**
Financiera		**2,930.5**
	Programa de financiamiento y aseguramiento al medio rural	**2,930.5**
	Hacienda y Crédito Público	**2,930.5**
	AGROASEMEX	1,543.9
	Banco del Ahorro Nacional y Servicios Financieros SNC (BANSEFI)	36.2
	Fideicomisos Instituidos en Relación con la Agricultura (FIRA)	300.0
	Financiera Nacional de Desarrollo Agropecuario, Rural, Forestal y Pesquero (FND)	900.0
	Fondo de Capitalización e Inversión del Sector Rural (FOCIR)	150.4
Competitividad		**53,068.0**
	Programa de Apoyos a la Comercialización	**9,748.7**
	Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación	**9,748.7**
	Programa de Apoyos a la Comercialización	9,748.7
	Incentivos a la Comercialización	9,463.0
	Promoción Comercial y Fomento a las Exportaciones	285.7
	Programa de Fomento a la Inversión y Productividad	**43,319.3**
	Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación	**41,881.5**
	Programa de Apoyos a Pequeños Productores	11,434.4
	Arráigate Joven- Impulso Emprendedor	569.8
	Atención a Siniestros Agropecuarios	3,866.6
	Desarrollo de las Zona Áridas (PRODEZA)	808.7
	El Campo en Nuestras Manos	1,329.9
	Extensionismo, Desarrollo de Capacidades y Asociatividad Productiva	1,216.8
	Fortalecimiento a Organizaciones Rurales	392.0
	PROCAFÉ e Impulso Productivo al Café	783.4
	Programa de Incentivos para Productores de Maíz y Frijol (PIMAF)	1,651.8
	Proyectos Productivos (FAPPA)	815.4
	Programa de Fomento a la Agricultura	16,257.6
	Capitalización Productiva Agrícola	1,696.4
	Estrategias Integrales de Política Pública Agrícola	581.6
	Investigación, Innovación y Desarrollo Tecnológico Agrícola	2,591.0
	Mejoramiento Productivo de Suelo y Agua	1,925.7
	PROAGRO Productivo	9,462.9

Programa de Fomento a la Productividad Pesquera y Acuícola	1,932.5
Impulso a la Capitalización	1,838.2
Paquetes Productivos Pesqueros y Acuícolas	94.3
Programa de Concurrencia con las Entidades Federativas	2,000.0
Programa de Fomento Ganadero	808.5
Capitalización Productiva Pecuaria	386.3
Estrategias Integrales para la Cadena Productiva	263.9
Investigación, Innovación y Desarrollo Tecnológico Pecuarios	158.3
Programa de Productividad y Competitividad Agroalimentaria	4,312.6
Acceso al Financiamiento	1,485.4
Activos Productivos y Agrologística	1,078.5
Certificación y Normalización Agroalimentaria	38.0
Desarrollo Productivo del Sur Sureste y Zonas Económicas Especiales	1,177.1
Fortalecimiento a la Cadena Productiva	233.6
Riesgo Compartido	300.0
Programa de Sanidad e Inocuidad Agroalimentaria	4,891.6
Campañas Fitozoosanitarias	795.9
Inocuidad Agroalimentaria, Acuícola y Pesquera	419.2
Inspección y Vigilancia Epidemiológica, de plagas y Enfermedades Reglamentadas no Cuarentenarias	795.9
Programa de Acciones Complementarias para Mejorar las Sanidades	2,084.7
Vigilancia Epidemiológica, de plagas y Enfermedades Cuarentenarias	795.9
Sistema Nacional de Información para el Desarrollo Rural Sustentable	194.1
Sistema Integral para el Desarrollo Sustentable de la Caña de Azúcar (SIDESCA)	13.3
Sistema Nacional de Información para el Desarrollo Rural Sustentable (SNIDRUS)	180.8
Sistema Nacional de Investigación Agrícola	50.2
Fondo SAGARPA-CONACYT	38.3
Sistema Nacional de Investigación Agrícola	11.9
Economía	**80.0**
Fondo Nacional Emprendedor (FNE)	80.0
Desarrollo Social	**1,301.8**
Fondo Nacional de Fomento a las Artesanías (FONART)	137.8
Programa de Fomento a la Economía Social	1,164.0
Turismo	**56.0**
Ecoturismo y Turismo Rural	56.0

Medio Ambiente	**9,940.0**
Programa de Sustentabilidad de los Recursos Naturales	**9,940.0**
Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación	**4,372.6**
Programa de Apoyos a Pequeños Productores	1,492.4
Infraestructura Productiva para el Aprovechamiento Sustentable del Suelo y Agua (Ejecución Nacional)	1,492.4
Programa de Fomento a la Agricultura	322.5

Energías Renovables	322.5
Programa de Fomento a la Productividad Pesquera y Acuícola	243.0
Desarrollo de la Acuacultura	209.5
Ordenamiento y Vigilancia Pesquera y Acuícola	33.5
Programa de Fomento Ganadero	2,314.7
PROGAN Productivo	2,103.6
Sustentabilidad Pecuaria	211.1
Medio Ambiente y Recursos Naturales	**5,567.4**
Forestal	3,650.1
Protección al medio ambiente en el medio rural	1,917.3
Desarrollo Regional Sustentable	246.1
PET (Incendios Forestales)	331.7
PROFEPA	267.9
Vida Silvestre	1,071.6
Educativa	**38,291.6**
Programa de Educación e Investigación	38,291.6
Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación	**5,989.2**
Colegio de Postgraduados	1,355.8
Colegio Superior Agropecuario del Estado de Guerrero (CSAEGRO)	110.1
Instituto Nacional de Investigaciones Forestales, Agrícolas y Pecuarias (INIFAP)	1,288.2
Instituto Nacional de Pesca y Acuacultura (INAPESCA)	517.9
Universidad Autónoma Chapingo	2,717.2
Educación Pública	**32,302.4**
Desarrollo de Capacidades Educación	5,847.8
Educación Agropecuaria	7,474.3
PROSPERA Educación	18,052.3
Universidad Autónoma Agraria Antonio Narro	928.0
Laboral	**574.2**
Programa de mejoramiento de condiciones laborales en el medio rural	**574.2**
Trabajo y Previsión Social	**35.0**
Trabajadores Agrícolas Temporales	35.0
Desarrollo Social	**539.2**
PET	539.2
Social	**102,500.1**
Programa de atención a la pobreza en el medio rural	**68,091.6**
Relaciones Exteriores	**75.0**

Atención a migrantes	75.0
Desarrollo Agrario, Territorial y Urbano	**13,140.7**
Atención a la población agraria	13,140.7
Infraestructura Rural	4,257.0
Vivienda Rural	8,883.7
Desarrollo Social	**48,787.0**
Atención a la población agraria	48,623.0
Coinversión Social	155.8
Jornaleros Agrícolas	246.9
Pensión para Adultos Mayores	36,875.7
PROSPERA Desarrollo Social	11,344.6
Atención a migrantes	164.0
Entidades no Sectorizadas	**6,088.9**
Atención a Indígenas (CDI)	6,088.9
Programa de Derecho a la Alimentación	**32,652.0**
Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación	**2,648.3**
Programa de Apoyos a Pequeños Productores	2,598.0
Proyecto de Seguridad Alimentaria para Zonas Rurales	2,598.0
Programa de Fomento a la Productividad Pesquera y Acuícola	50.3
Fomento al Consumo	50.3
Desarrollo Social	**30,003.7**
Consumo de leche Liconsa	504.1
Programa Alimentario	796.6
Programa de Abasto Rural a cargo de DICONSA S.A. de C.V.	2,155.4
PROSPERA Alimentación	26,547.6
Programa de apoyo a la adquisición de leche	**1,691.0**
Desarrollo Social	1,691.0
Adquisición de leche a productores nacionales	1,691.0
Programa de atención a las mujeres en situación de violencia	**65.5**
Desarrollo Social	**65.5**
Programa de Apoyo a las Instancias de Mujeres en las Entidades Federativas, PAIMEF	65.5
Infraestructura	**63,873.6**
Programa de infraestructura en el medio rural	**63,873.6**
Comunicaciones y Transportes	**7,614.3**
Infraestructura	7,614.3
Construcción de caminos rurales	1,853.6

Mantenimiento de Caminos Rurales	5,760.7
Medio Ambiente y Recursos Naturales	**4,514.6**
IMTA	256.9
Infraestructura Hidroagrícola	2,259.2
Programa de perforación y equipamiento de pozos agrícolas en estados afectados con sequía	77.1
Programas Hidráulicos	1,921.4
Aportaciones Federales para Entidades Federativas y Municipios	**51,744.6**
Aportaciones Federales para Entidades Federativas y Municipios	51,744.6
Salud	**51,720.8**
Programa de atención a las condiciones de salud en el medio rural	**51,720.8**
Salud	**39,547.3**
Salud en población rural	39,547.3
Desarrollo de Capacidades Salud	225.7
Sistema de Protección Social en Salud (SPSS)	39,321.6
PROSPERA Salud	5,394.3
Seguro Médico Siglo XXI	1,464.0
Seguro Popular	32,463.3
Aportaciones a Seguridad Social	**12,173.5**
IMSS-PROSPERA	11,893.5
Seguridad Social Cañeros	280.0
Agraria	**820.0**
Programa para la atención de aspectos agrarios	**820.0**
Desarrollo Agrario, Territorial y Urbano	**820.0**
Atención de aspectos agrarios	820.0
Archivo General Agrario	126.5
Conflictos Agrarios y Obligaciones Jurídicas	475.1
Regularización y Registro de Actos Jurídicos Agrarios	218.4
Administrativa	**10,595.3**
Gasto Administrativo	**10,595.3**
Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación	**7,485.2**
ASERCA	252.8
Comité Nacional para el Desarrollo Sustentable de la Caña de Azúcar	13.7
CONAPESCA	811.3
CONAZA	67.8
Dependencia Sagarpa	3,904.3
FEESA	8.9

FIRCO	253.2
INCA RURAL	28.0
SENASICA	1,992.8
SIAP	109.4
SNICS	43.0
Desarrollo Agrario, Territorial y Urbano	**2,129.1**
Dependencia SEDATU	1,061.8
Procuraduría Agraria	918.9
Registro Agrario Nacional	148.4
Tribunales Agrarios	**981.0**
Tribunales Agrarios	981.0

ANEXO 11.1 DISTRIBUCIÓN DE RECURSOS POR ENTIDAD FEDERATIVA (millones de pesos)

Entidad	Concurrencia con Entidades Federativas	Extensionismo, Desarrollo de Capacidades y Asociatividad Productiva	Infraestructura Productiva para el Aprovechamiento Sustentable de Suelo y Agua (Ejecución Nacional)	Proyecto de Seguridad Alimentaria para Zonas Rurales	Información Estadística y Estudios (SNIDRUS)	Sanidad e Inocuidad Agroalimentaria
Aguascalientes	26.6	6.4	5.9	0.0	0.8	27.5
Baja California	34.2	8.3	7.6	0.0	1.1	37.2
Baja California Sur	19.1	4.6	4.2	0.0	0.2	34.3
Campeche	30.9	8.4	7.8	42.0	0.3	65.8
Coahuila	66.7	11.4	10.4	0.0	1.3	61.0
Colima	22.2	5.3	4.9	16.2	0.3	31.0
Chiapas	126.5	30.5	28.0	333.9	2.2	131.7
Chihuahua	66.3	16.0	14.7	95.3	2.6	90.0
Ciudad de México	15.6	3.8	3.5	0.0	0.1	4.5
Durango	52.9	12.7	11.7	98.3	1.3	68.7
Guanajuato	88.3	21.3	19.6	9.7	2.7	81.8
Guerrero	81.0	19.4	18.1	487.8	2.0	80.2
Hidalgo	71.0	17.0	15.9	187.9	1.6	62.4
Jalisco	98.7	24.1	21.6	17.1	3.9	131.4
Estado de México	87.4	20.9	19.5	102.4	1.5	56.2
Michoacán	90.4	21.8	20.0	94.4	2.3	144.1
Morelos	43.0	10.3	9.5	61.1	0.5	42.8
Nayarit	37.5	10.2	9.4	37.2	0.9	78.8
Nuevo León	36.5	9.5	8.8	0.0	0.9	61.1
Oaxaca	116.3	28.0	25.7	348.8	3.0	58.2
Puebla	90.9	21.9	20.1	186.9	1.5	81.9
Querétaro	40.6	9.8	9.0	16.2	0.9	32.4
Quintana Roo	21.0	5.8	5.3	16.2	0.3	33.2
San Luis Potosí	53.4	12.8	11.8	97.5	1.1	68.7

Sinaloa	85.8	20.6	19.1	0.0	2.1	279.5
Sonora	68.7	20.5	18.9	0.0	1.7	112.5
Tabasco	58.0	14.0	12.9	13.0	0.5	70.4
Tamaulipas	70.4	17.0	15.6	16.2	2.9	100.4
Tlaxcala	29.4	7.1	6.6	33.0	0.3	16.3
Veracruz	142.7	34.4	31.7	178.1	1.8	129.7
Yucatán	51.2	14.0	13.0	12.5	1.1	59.7
Zacatecas	77.0	18.6	17.1	96.1	1.4	54.1
TOTAL	**2,000.0**	**486.7**	**447.7**	**2,598.0**	**45.2**	**2,387.7**

ANEXO 12. PROGRAMA DE CIENCIA, TECNOLOGÍA E INNOVACIÓN (pesos)

Ramo	Unidad Responsable		Recursos Fiscales	Recursos Propios	MONTO
Total			**76,776,510,620**	**15,176,037,543**	**91,952,548,163**
	04	**Gobernación**	**81,974,733**		**81,974,733**
	H00	Centro Nacional de Prevención de Desastres	81,974,733		81,974,733
	05	**Relaciones Exteriores**	**5,300,000**		**5,300,000**
	K00	Agencia Mexicana de Cooperación Internacional para el Desarrollo	5,300,000		5,300,000
	08	**Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación**	**8,627,525,436**	**280,723,130**	**8,908,248,566**
	116	Coordinación General de Ganadería	158,319,086		158,319,086
	311	Dirección General de Productividad y Desarrollo Tecnológico	2,641,122,562		2,641,122,562
	A1I	Universidad Autónoma Chapingo	2,717,199,463	3,600,000	2,720,799,463
	IZC	Colegio de Postgraduados	1,355,848,336	12,000,000	1,367,848,336
	JAG	Instituto Nacional de Investigaciones Forestales, Agrícolas y Pecuarias	1,288,232,884	260,123,130	1,548,356,014
	RJL	Instituto Nacional de Pesca y Acuacultura	466,803,105	5,000,000	471,803,105
	09	**Comunicaciones y Transportes**	**208,388,845**		**208,388,845**
	A00	Instituto Mexicano del Transporte	130,567,356		130,567,356
	JZN	Agencia Espacial Mexicana	77,821,489		77,821,489
	10	**Economía**	**660,797,940**	**767,938,698**	**1,428,736,638**
	410	Dirección General de Innovación, Servicios y Comercio Interior	214,612,284		214,612,284
	E00	Instituto Nacional del Emprendedor	50,000,000		50,000,000
	K2H	Centro Nacional de Metrología	193,692,079	63,319,682	257,011,761
	K8V	Instituto Mexicano de la Propiedad Industrial		155,599,773	155,599,773
	LAT	Procuraduría Federal del Consumidor		1,681,283	1,681,283
	LAU	Servicio Geológico Mexicano	202,493,577	547,337,960	749,831,537
	11	**Educación Pública**	**29,283,323,779**	**2,380,953,330**	**31,664,277,109**
	511	Dirección General de Educación Superior Universitaria	4,806,377,285		4,806,377,285
	514	Coordinación General de Universidades Tecnológicas y Politécnicas	323,320,021		323,320,021
	600	Subsecretaría de Educación Media Superior	5,709,060		5,709,060
	611	Dirección General de Educación Tecnológica Industrial	671,202		671,202
	A00	Universidad Pedagógica Nacional	88,536,714		88,536,714
	A2M	Universidad Autónoma Metropolitana	3,048,708,947	46,869,212	3,095,578,159
	A3Q	Universidad Nacional Autónoma de México	12,334,527,146	1,334,363,732	13,668,890,878
	B00	Instituto Politécnico Nacional	3,929,918,682		3,929,918,682
	K00	Universidad Abierta y a Distancia de México	17,028,415		17,028,415

L3P	Centro de Enseñanza Técnica Industrial	17,145,114		17,145,114
L4J	Centro de Investigación y de Estudios Avanzados del Instituto Politécnico Nacional	2,232,639,342	729,526,516	2,962,165,858
L6H	Comisión de Operación y Fomento de Actividades Académicas del Instituto Politécnico Nacional	88,627,789	142,539,140	231,166,929
L8K	El Colegio de México, A.C.	561,817,236	121,410,846	683,228,082
M00	Tecnológico Nacional de México	1,554,485,540		1,554,485,540
MGH	Universidad Autónoma Agraria Antonio Narro	273,811,284	6,243,884	280,055,168
12	**Salud**	**6,005,197,657**	**725,166,570**	**6,730,364,227**
160	Comisión Coordinadora de Institutos Nacionales de Salud y Hospitales de Alta Especialidad	1,685,060		1,685,060
610	Dirección General de Calidad y Educación en Salud	2,999,488,737		2,999,488,737
M7A	Centro Regional de Alta Especialidad de Chiapas	10,143,897		10,143,897
M7F	Instituto Nacional de Psiquiatría Ramón de la Fuente Muñiz	124,731,865	15,876,377	140,608,242
M7K	Centros de Integración Juvenil, A.C.	23,578,981	150,240	23,729,221
N00	Servicios de Atención Psiquiátrica	607,144		607,144
NAW	Hospital Juárez de México	203,110,974	275,000	203,385,974
NBB	Hospital General "Dr. Manuel Gea González"	78,866,404	2,120,000	80,986,404
NBD	Hospital General de México "Dr. Eduardo Liceaga"	145,006,245	36,862,914	181,869,159
NBG	Hospital Infantil de México Federico Gómez	169,229,003	12,231,705	181,460,708
NBQ	Hospital Regional de Alta Especialidad del Bajío	12,542,094	8,459,000	21,001,094
NBR	Hospital Regional de Alta Especialidad de Oaxaca	5,792,942		5,792,942
NBS	Hospital Regional de Alta Especialidad de la Península de Yucatán	119,647,007	300,000	119,947,007
NBT	Hospital Regional de Alta Especialidad de Ciudad Victoria "Bicentenario 2010"	1,296,819	2,663,500	3,960,319
NBU	Hospital Regional de Alta Especialidad de Ixtapaluca	5,914,102	2,030,000	7,944,102
NBV	Instituto Nacional de Cancerología	114,394,519	105,726,866	220,121,385
NCA	Instituto Nacional de Cardiología Ignacio Chávez	148,269,008	28,581,243	176,850,251
NCD	Instituto Nacional de Enfermedades Respiratorias Ismael Cosío Villegas	202,688,109	52,056,932	254,745,041
NCE	Instituto Nacional de Geriatría	44,399,476	10,247,168	54,646,644
NCG	Instituto Nacional de Ciencias Médicas y Nutrición Salvador Zubirán	311,573,577	160,193,476	471,767,053
NCH	Instituto Nacional de Medicina Genómica	176,765,378	8,738,000	185,503,378
NCK	Instituto Nacional de Neurología y Neurocirugía Manuel Velasco Suárez	104,920,654	29,378,408	134,299,062
NCZ	Instituto Nacional de Pediatría	223,176,257	9,596,970	232,773,227
NDE	Instituto Nacional de Perinatología Isidro Espinosa de los Reyes	188,704,506	21,204,620	209,909,126
NDF	Instituto Nacional de Rehabilitación Luis Guillermo Ibarra Ibarra	144,205,481	10,477,958	154,683,439
NDY	Instituto Nacional de Salud Pública	392,100,867	176,680,296	568,781,163
NEF	Laboratorios de Biológicos y Reactivos de México, S.A. de C.V.		31,315,897	31,315,897
NHK	Sistema Nacional para el Desarrollo Integral de la Familia	52,358,551		52,358,551
13	**Marina**	**15,000,000**		**15,000,000**
212	Dirección General de Investigación y Desarrollo	15,000,000		15,000,000
16	**Medio Ambiente y Recursos Naturales**	**478,344,006**	**207,681,000**	**686,025,006**
RJE	Instituto Mexicano de Tecnología del Agua	256,923,043	207,681,000	464,604,043
RJJ	Instituto Nacional de Ecología y Cambio Climático	221,420,963		221,420,963
17	**Procuraduría General de la República**	**121,053,491**	**67,200,000**	**188,253,491**
SKC	Instituto Nacional de Ciencias Penales	121,053,491	67,200,000	188,253,491
18	**Energía**	**857,177,148**	**6,122,070,096**	**6,979,247,244**
T0K		313,421,989	841,811,564	1,155,233,553

	Instituto Nacional de Electricidad y Energías Limpias			
T0O	Instituto Mexicano del Petróleo		4,974,365,121	4,974,365,121
T0Q	Instituto Nacional de Investigaciones Nucleares	543,755,159	305,893,411	849,648,570
21	**Turismo**	**20,397,588**		**20,397,588**
A00	Instituto de Competitividad Turística	20,397,588		20,397,588
23	**Provisiones Salariales y Económicas**	**2,969,169,400**		**2,969,169,400**
411	Unidad de Política y Control Presupuestario	2,969,169,400		2,969,169,400
38	**Consejo Nacional de Ciencia y Tecnología**	**27,225,876,510**	**3,865,396,457**	**31,091,272,967**
90A	Centro de Investigación en Geografía y Geomática "Ing. Jorge L. Tamayo", A.C.	56,851,542	8,500,000	65,351,542
90C	Centro de Investigación en Matemáticas, A.C.	170,063,398	27,714,827	197,778,225
90E	Centro de Investigación en Materiales Avanzados, S.C.	172,786,031	64,370,000	237,156,031
90G	CIATEC, A.C. "Centro de Innovación Aplicada en Tecnologías Competitivas"	178,730,003	125,000,000	303,730,003
90I	Centro de Investigación y Asistencia en Tecnología y Diseño del Estado de Jalisco, A.C.	179,731,457	52,260,672	231,992,129
90K	Centro de Investigación y Desarrollo Tecnológico en Electroquímica, S.C.	114,297,035	41,751,330	156,048,365
90M	Centro de Investigación y Docencia Económicas, A.C.	364,312,177	40,654,910	404,967,087
90O	Centro de Investigaciones Biológicas del Noroeste, S.C.	420,842,687	62,355,656	483,198,343
90Q	Centro de Investigación Científica de Yucatán, A.C.	271,674,366	18,348,666	290,023,032
90S	Centro de Investigaciones en Óptica, A.C.	203,665,405	23,379,613	227,045,018
90U	Centro de Investigación en Química Aplicada	175,421,192	62,000,000	237,421,192
90W	Centro de Investigaciones y Estudios Superiores en Antropología Social	284,249,669	5,600,649	289,850,318
90X	Consejo Nacional de Ciencia y Tecnología	21,437,872,511	2,500,000	21,440,372,511
90Y	CIATEQ, A.C. Centro de Tecnología Avanzada	251,984,057	330,412,000	582,396,057
91A	Corporación Mexicana de Investigación en Materiales, S.A. de C.V.		1,090,672,085	1,090,672,085
91C	El Colegio de la Frontera Norte, A.C.	278,662,430	47,215,259	325,877,689
91E	El Colegio de la Frontera Sur	327,504,718	40,000,000	367,504,718
91I	El Colegio de Michoacán, A.C.	138,163,860	4,646,635	142,810,495
91K	El Colegio de San Luis, A.C.	107,051,274	8,999,500	116,050,774
91M	INFOTEC Centro de Investigación e Innovación en Tecnologías de la Información y Comunicación		850,000,000	850,000,000
91O	Fondo para el Desarrollo de Recursos Humanos	75,305,619	152,155,166	227,460,785
91Q	Instituto de Ecología, A.C.	259,248,791	64,609,110	323,857,901
91S	Instituto de Investigaciones "Dr. José María Luis Mora"	177,315,016	3,500,000	180,815,016
91U	Instituto Nacional de Astrofísica, Óptica y Electrónica	324,312,529	50,327,545	374,640,074
91W	Instituto Potosino de Investigación Científica y Tecnológica, A.C.	116,713,245	103,257,994	219,971,239
9ZU	Centro de Ingeniería y Desarrollo Industrial	304,450,116	460,866,000	765,316,116
9ZW	Centro de Investigación Científica y de Educación Superior de Ensenada, Baja California	496,199,995	62,129,450	558,329,445
9ZY	Centro de Investigación en Alimentación y Desarrollo, A.C.	338,467,387	62,169,390	400,636,777
48	**Cultura**	**156,052,655**		**156,052,655**
D00	Instituto Nacional de Antropología e Historia	156,052,655		156,052,655
	Instituto Mexicano del Seguro Social		**718,539,898**	**718,539,898**
GYR	Instituto Mexicano del Seguro Social		718,539,898	718,539,898
	Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado	**60,931,432**	**40,368,364**	**101,299,796**
GYN	Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado	60,931,432	40,368,364	101,299,796

ANEXO 13. EROGACIONES PARA LA IGUALDAD ENTRE MUJERES Y HOMBRES (pesos)

RAMO	DENOMINACIÓN	MONTO
TOTAL		**47,918,431,176**
01 Poder Legislativo		**34,000,000**
	Actividades derivadas del trabajo legislativo	34,000,000
	H. Cámara de Senadores	6,000,000
	H. Camara de Diputados	28,000,000
04 Gobernación		**291,509,304**
	Promover la atención y prevención de la violencia contra las mujeres	256,257,347
	Planeación demográfica del país	7,452,000
	Implementar las políticas, programas y acciones tendientes a garantizar la seguridad pública de la Nación y sus habitantes	3,307,089
	Programa de Derechos Humanos	12,972,868
	Fomento de la cultura de la participación ciudadana en la prevención del delito	1,520,000
	Promover la Protección de los Derechos Humanos y Prevenir la Discriminación	10,000,000
05 Relaciones Exteriores		**17,000,000**
	Atención, protección, servicios y asistencia consulares	12,000,000
	Actividades de apoyo administrativo	4,000,000
	Promoción y defensa de los intereses de México en el ámbito multilateral	1,000,000
06 Hacienda y Crédito Público		**4,000,000**
	Actividades de apoyo administrativo	4,000,000
07 Defensa Nacional		**108,000,000**
	Programa de igualdad entre mujeres y hombres SDN	108,000,000
08 Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación		**7,843,328,212**
	Diseño y Aplicación de la Política Agropecuaria	4,680,914
	Programa de Apoyos a Pequeños Productores	3,750,032,973
	Programa de Productividad y Competitividad Agroalimentaria	393,848,151
	Programa de Fomento a la Agricultura	3,140,000,000
	Programa de Fomento Ganadero	554,766,174
09 Comunicaciones y Transportes		**5,906,212**
	Definición, conducción y supervisión de la política de comunicaciones y transportes	5,906,212
10 Economía		**342,797,997**
	Actividades de apoyo administrativo	2,000,000
	Fondo Nacional Emprendedor	340,797,997
11 Educación Pública		**4,507,297,258**
	Servicios de Educación Superior y Posgrado	139,244,491
	Investigación Científica y Desarrollo Tecnológico	20,886,248
	Políticas de igualdad de género en el sector educativo	10,457,004
	Programa Nacional de Becas	3,736,141,619
	Programa para la Inclusión y la Equidad Educativa	288,630,440
	Programa para el Desarrollo Profesional Docente	8,108,796
	Fortalecimiento de la Calidad Educativa	30,823,337
	Programa Nacional de Convivencia Escolar	273,005,323
12 Salud		**5,510,166,142**
	Formación y capacitación de recursos humanos para la salud	23,451,008
	Investigación y desarrollo tecnológico en salud	125,362,484
	Atención a la Salud	1,479,220,964
	Prevención y atención contra las adicciones	56,945,761
	Programa de vacunación	413,534,730
	Actividades de apoyo administrativo	2,032,426
	Actividades de apoyo a la función pública y buen gobierno	345,951
	Rectoría en Salud	1,663,354
	Prevención y atención de VIH/SIDA y otras ITS	396,455,632

	Prevención y Control de Enfermedades	4,859,261
	Salud materna, sexual y reproductiva	2,321,337,292
	Programa de estancias infantiles para apoyar a madres trabajadoras	237,423,927
	Apoyos para la protección de las personas en estado de necesidad	52,112,370
	Prevención y Control de Sobrepeso, Obesidad y Diabetes	395,420,982
13 Marina		**7,000,000**
	Sistema Educativo naval y programa de becas	7,000,000
14 Trabajo y Previsión Social		**375,466,997**
	Procuración de justicia laboral	26,500,000
	Ejecución de los programas y acciones de la Política Laboral	22,666,997
	Programa de Apoyo al Empleo (PAE)	326,300,000
15 Desarrollo Agrario, Territorial y Urbano		**2,571,100,229**
	Actividades de apoyo administrativo	2,987,638
	Programa de acceso al financiamiento para soluciones habitacionales	1,079,244,528
	Programa de Infraestructura	475,394,841
	Programa de Apoyo a la Vivienda	1,013,473,222
16 Medio Ambiente y Recursos Naturales		**298,733,999**
	Planeación, Dirección y Evaluación Ambiental	628,607
	Programa de Conservación para el Desarrollo Sostenible	83,688,797
	Programa de Empleo Temporal (PET)	139,000,000
	Apoyos para el Desarrollo Forestal Sustentable	75,416,595
17 Procuraduría General de la República		**136,476,143**
	Investigar y perseguir los delitos del orden federal	70,472,625
	Investigar y perseguir los delitos relativos a la Delincuencia Organizada	52,629,411
	Promoción del respeto a los derechos humanos y atención a víctimas del delito	3,873,160
	Investigación académica en el marco de las ciencias penales	325,627
	Investigar, perseguir y prevenir delitos del orden electoral	4,733,320
	Promoción del Desarrollo Humano y Planeación Institucional	442,000
	Actividades de apoyo administrativo	4,000,000
18 Energía		**8,250,297**
	Regulación y supervisión de actividades nucleares y radiológicas	99,760
	Actividades de apoyo administrativo	7,000,537
	Coordinación de la política energética en electricidad	1,000,000
	Gestión, promoción, supervisión y evaluación del aprovechamiento sustentable de la energía	150,000
19 Aportaciones a Seguridad Social		**445,009**
	Apoyo Económico a Viudas de Veteranos de la Revolución Mexicana	445,009

20 Desarrollo Social		**20,050,058,094**
	Articulación de políticas públicas integrales de juventud	198,653,204
	Programa de Fomento a la Economía Social	730,601,585
	Programa de Coinversión Social	128,865,262
	Programa de Apoyo a las Instancias de Mujeres en las Entidades Federativas (PAIMEF)	263,079,298
	Programa de estancias infantiles para apoyar a madres trabajadoras	4,070,264,507
	Pensión para Adultos Mayores	14,658,594,238
21 Turismo		**7,500,000**
	Planeación y conducción de la política de turismo	7,500,000
22 Instituto Nacional Electoral		**116,650,000**
	Capacitación y educación para el ejercicio democrático de la ciudadanía	100,000,000
	Dirección, soporte jurídico electoral y apoyo logístico	6,650,000
	Otorgamiento de prerrogativas a partidos políticos, fiscalización de sus recursos y administración de los tiempos del estado en radio y televisión	10,000,000
35 Comisión Nacional de los Derechos Humanos		**40,863,494**
	Promover, divulgar, dar seguimiento, evaluar y monitorear la política nacional en materia de Igualdad entre mujeres y hombres, y atender Asuntos de la mujer	35,536,697
	Actividades de apoyo administrativo	5,326,797
38 Consejo Nacional de Ciencia y Tecnología		**4,190,149,974**
	Apoyos para actividades científicas, tecnológicas y de innovación	90,000,000

	Becas de Posgrado y apoyo a la calidad	4,100,149,974
40 Información Nacional Estadística y Geográfica		**81,173,271**
	Producción y difusión de información estadística y geográfica	81,173,271
43 Instituto Federal de Telecomunicaciones		**8,834,312**
	Actividades de apoyo administrativo	8,834,312
45 Comisión Reguladora de Energía		**250,000**
	Regulación y permisos de electricidad	50,000
	Regulación y permisos de Hidrocarburos	50,000
	Actividades de apoyo administrativo	150,000
47 Entidades no Sectorizadas		**1,322,980,215**
	Atención a Víctimas	7,772,233
	Actividades de apoyo administrativo	11,251,831
	Actividades de apoyo a la función pública y buen gobierno	7,518,138
	Fortalecimiento de la Igualdad Sustantiva entre Mujeres y Hombres	421,460,738
	Fortalecimiento a la Transversalidad de la Perspectiva de Género	350,000,000
	Programa para el Mejoramiento de la Producción y la Productividad Indígena	436,616,512
	Programa de Derechos Indígenas	88,360,763

48 Cultura		**38,494,017**
	Desarrollo Cultural	34,275,285
	Programa Nacional de Becas	4,218,732
18 Energía 1/		**250,000**
	Dirección, coordinación y control de la operación del Sistema Eléctrico Nacional	250,000
Instituto Mexicano del Seguro Social 1/		**19,674,130,237**
	Prevención y Control de Enfermedades	240,108,341
	Servicios de guardería	11,908,219,972
	Atención a la Salud	7,525,801,924
Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado 1/		**467,756,393**
	Equidad de Género	27,597,717
	Prevención y Control de Enfermedades	440,158,676
Petróleos Mexicanos 1/		**12,720,000**
	Actividades de apoyo administrativo	12,720,000
Comisión Federal de Electricidad 1/		**29,941,772**
	Operación y mantenimiento de las centrales generadoras de energía eléctrica	10,500,000
	Operación y mantenimiento de la Red Nacional de Transmisión	3,307,500
	Operación y mantenimiento de la infraestructura del proceso de distribución de energía eléctrica	1,071,000
	Comercialización de energía eléctrica y productos asociados	1,071,000
	Servicios de infraestructura aplicable a telecomunicaciones	742,595
	Operación de mecanismos para mejorar la comercialización de servicios y productos	1,401,023
	Funciones en relación con Estrategias de Negocios Comerciales, así como potenciales nuevos negocios	1,758,670
	Promoción de medidas para el ahorro y uso eficiente de la energía eléctrica	521,255
	Actividades de apoyo administrativo	4,023,670
	Actividades de apoyo a la función pública y buen gobierno	266,507
	Coordinación de las funciones y recursos para la infraestructura eléctrica	4,725,000
	Seguridad física en las instalaciones de electricidad	553,552

1/ El presupuesto no suma en el total, por ser recursos propios.

ANEXO 14. RECURSOS PARA LA ATENCIÓN DE GRUPOS VULNERABLES (pesos)

Ramo		Denominación	MONTO
Total			**62,309,065,228**
	04	**Gobernación**	**153,644,914**
		Consejo Nacional para Prevenir la Discriminación	153,644,914

05	**Relaciones Exteriores**	**175,000,000**
	Atención, protección, servicios y asistencia consulares	175,000,000
11	**Educación Pública**	**1,447,528,768**
	Apoyos a centros y organizaciones de educación	6,673,007
	Programa Nacional de Becas	974,260,202
	Programa Nacional de Convivencia Escolar	273,005,323
	Programa para la Inclusión y la Equidad Educativa	193,590,235
12	**Salud**	**5,986,589,339**
	Apoyos para la protección de las personas en estado de necesidad	173,949,378
	Asistencia social y protección del paciente	532,785,430
	Formación y capacitación de recursos humanos para la salud	52,358,551
	Instituto Nacional de Rehabilitación Luis Guillermo Ibarra Ibarra	1,135,946,565
	Investigación y desarrollo tecnológico en salud	108,022,480
	Prevención y atención de VIH/SIDA y otras ITS	427,067,935
	Programa de Atención a Personas con Discapacidad	43,759,106
	Programa de Desarrollo Comunitario "Comunidad DIFerente"	106,502,000
	Programa de estancias infantiles para apoyar a madres trabajadoras	220,020,561
	Salud materna, sexual y reproductiva	377,424,408
	Seguro Médico Siglo XXI	1,958,450,767
	Servicios de asistencia social integral	850,302,159
14	**Trabajo y Previsión Social**	**22,666,997**
	Ejecución de los programas y acciones de la Política Laboral	22,666,997
15	**Desarrollo Agrario, Territorial y Urbano**	**281,648,203**
	Programa de Apoyo a la Vivienda	281,648,203
19	**Aportaciones a Seguridad Social**	**4,364,924,327**
	Programa IMSS-PROSPERA	4,364,924,327
20	**Desarrollo Social**	**43,143,887,380**
	Articulación de políticas públicas integrales de juventud	198,653,204
	Desarrollo integral de las personas con discapacidad	57,005,567
	Pensión para Adultos Mayores	38,040,236,738
	Programa de Apoyo a las Instancias de Mujeres en las Entidades Federativas (PAIMEF)	277,714,872
	Programa de Atención a Jornaleros Agrícolas	252,755,770
	Programa de Coinversión Social	187,332,822
	Programa de estancias infantiles para apoyar a madres trabajadoras	3,788,509,242
	Servicios a grupos con necesidades especiales	341,679,166
23	**Provisiones Salariales y Económicas**	**500,000,000**
	Fondo para la Accesibilidad en el Transporte Público para las Personas con Discapacidad	500,000,000
35	**Comisión Nacional de los Derechos Humanos**	**42,865,103**
	Atender asuntos relacionados con víctimas del delito y de violaciones a derechos humanos.	27,555,305

	Protección y Supervisión de la Convención sobre los derechos de las Personas con Discapacidad	15,309,798
47	**Entidades no Sectorizadas**	**6,088,935,816**
	Comisión Nacional para el Desarrollo de los Pueblos Indígenas	6,088,935,816
48	**Cultura**	**74,905,006**
	Educación y cultura indígena	74,905,006
	Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado	**26,469,375**
	Atención a Personas con Discapacidad	26,469,375

ANEXO 15. ESTRATEGIA DE TRANSICIÓN PARA PROMOVER EL USO DE TECNOLOGÍAS Y COMBUSTIBLES MÁS LIMPIOS (pesos)

Ramo	Denominación	MONTO
Total		**28,625,456,058**
04 Gobernación		**882,725**
08 Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación		**322,464,669**
12 Salud		**33,000,000**
16 Medio Ambiente y Recursos Naturales		**3,277,946**
	Procuraduría Federal de Protección al Ambiente	3,277,946
18 Energía		**562,813,410**
	Secretaría de Energía	468,416,190
	Comisión Nacional para el Uso Eficiente de la Energía	93,797,220
	Instituto Nacional de Electricidad y Energías Limpias	600,000
Petróleos Mexicanos		**885,160,986**
	Pemex Exploración y Producción	25,762,682
	Pemex Transformación Industrial	859,398,304
Comisión Federal de Electricidad		**26,817,856,322**
	CFE Consolidado*	26,817,856,322

* Incluye la Inversión Financiada de los Proyectos de Infraestructura Productiva de Largo Plazo.

ANEXO 16. RECURSOS PARA LA ADAPTACIÓN Y MITIGACIÓN DE LOS EFECTOS DEL CAMBIO CLIMÁTICO (pesos)

RAMO	DENOMINACIÓN	MONTO
TOTAL		**61,457,819,955**
04 Gobernación		**226,580,258**
	Coordinación del Sistema Nacional de Protección Civil	226,580,258
08 Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación		**14,351,904,327**
	Programa de Productividad y Competitividad Agroalimentaria	47,046,099
	Programa de Fomento a la Agricultura	700,829,732
	Programa de Fomento Ganadero	2,778,306,668
	Programa de Fomento a la Productividad Pesquera y Acuícola	2,119,557,043
	Programa de Apoyos a Pequeños Productores	8,706,164,786
09 Comunicaciones y Transportes		**512,727,470**
	Reconstrucción y Conservación de Carreteras	512,727,470
10 Economía		**10,000,000**
	Promoción del comercio exterior y atracción de inversión extranjera directa	10,000,000
11 Educación Pública		**63,077,200**
	Servicios de Educación Superior y Posgrado	50,364,225
	Programa Nacional de Becas	999,701
	Subsidios para organismos descentralizados estatales	11,713,274
12 Salud		**410,515,718**
	Protección Contra Riesgos Sanitarios	12,770,027
	Vigilancia epidemiológica	397,745,691

13 Marina		**17,600,786**
	Emplear el Poder Naval de la Federación para salvaguardar la soberanía y seguridad nacionales	17,600,786
15 Desarrollo Agrario, Territorial y Urbano		**1,094,732,809**
	Programa de Prevención de Riesgos	8,545,360
	Programa de Infraestructura	1,086,187,449
16 Medio Ambiente y Recursos Naturales		**9,700,860,769**
	Capacitación Ambiental y Desarrollo Sustentable	4,383,129
	Investigación científica y tecnológica	240,212,322
	Protección Forestal	1,643,849,274
	Investigación en Cambio Climático, Sustentabilidad y Crecimiento Verde	206,921,209
	Regulación Ambiental	72,210,635
	Inspección y Vigilancia del Medio Ambiente y Recursos Naturales	98,966,547
	Sistema Nacional de Áreas Naturales Protegidas	138,022,523
	Programas de Calidad del Aire y Verificación Vehicular	984,393
	Normativa Ambiental e Instrumentos para el Desarrollo Sustentable	27,756,976
	Infraestructura de agua potable, alcantarillado y saneamiento	3,348,681,967
	Actividades de apoyo administrativo	10,829,214
	Actividades de apoyo a la función pública y buen gobierno	4,193,619
	Planeación, Dirección y Evaluación Ambiental	132,431,634
	Programa de Conservación para el Desarrollo Sostenible	246,143,520
	Programa de Empleo Temporal (PET)	331,709,552
	Agua Potable, Drenaje y Tratamiento	778,663,394
	Apoyos para el Desarrollo Forestal Sustentable	2,095,775,640
	Conservación y Aprovechamiento Sustentable de la Vida Silvestre	197,601,189
	Programa de Manejo de Áreas Naturales Protegidas	121,524,032
18 Energía		**897,892,430**
	Actividades de apoyo administrativo	3,019,760
	Conducción de la política energética	213,579,287
	Coordinación de la política energética en electricidad	55,853,117
	Coordinación de la política energética en hidrocarburos	85,341,917
	Gestión, promoción, supervisión y evaluación del aprovechamiento sustentable de la energía	71,682,159
	Fondos de Diversificación Energética	468,416,190
21 Turismo		**613,080**
	Planeación y conducción de la política de turismo	613,080
23 Provisiones Salariales y Económicas		**24,994,938,000**
	Fondo de Desastres Naturales (FONDEN)	24,644,000,000
	Fondo de Prevención de Desastres Naturales (FOPREDEN)	350,938,000
38 Consejo Nacional de Ciencia y Tecnología		**369,044,486**
	Investigación científica, desarrollo e innovación	118,531,776
	Becas de posgrado y apoyos a la calidad	105,462,000
	Innovación tecnológica para incrementar la productividad de las empresas	145,050,710
47 Entidades no Sectorizadas		**55,000,000**
	Programa para el Mejoramiento de la Producción y la Productividad Indígena	55,000,000
Petróleos Mexicanos		**169,157,779**
	Proyectos de infraestructura económica de hidrocarburos	81,855,443
	Mantenimiento de infraestructura	85,284,867
	Otros proyectos de infraestructura	2,017,469
Comisión Federal de Electricidad		**8,583,174,844**
	Operación de mecanismos para mejorar la comercialización de servicios y productos	8,123,000,000
	Promoción de medidas para el ahorro y uso eficiente de la energía eléctrica	6,283,952
	Proyectos de infraestructura económica de electricidad	50,000,000
	Proyectos de infraestructura económica de electricidad (Pidiregas)	403,890,892

ANEXO 17. EROGACIONES PARA EL DESARROLLO DE LOS JÓVENES (pesos)

Ramo	Denominación	Monto
Total		**244,587,605,329**
07 Defensa Nacional		**1,726,207,480**
	Sistema educativo militar	1,726,207,480
08 Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación		**576,119,019**
	Programa de Apoyos a Pequeños Productores 2_/	576,119,019
10 Economía		**70,000,000**
	Fondo Nacional Emprendedor	70,000,000
11 Educación Pública		**213,973,086,639**
	Educación Básica 1_/	**15,651,509,055**
	PROSPERA Programa de Inclusión Social	15,129,826,430
	Programa Nacional de Becas	218,308,674
	Programa para la Inclusión y la Equidad Educativa	303,373,951
	Educación Media Superior 1_/	**82,339,249,659**
	Formación y certificación para el trabajo	3,266,843,052
	Servicios de Educación Media Superior 2_/	41,354,283,497
	Programa de Formación de Recursos Humanos basada en Competencias	7,764,850
	Investigación Científica y Desarrollo Tecnológico	671,202
	Programa de infraestructura física educativa	38,754,227
	PROSPERA Programa de Inclusión Social	6,335,879,237
	Programa Nacional de Becas	4,228,798,233
	Programa para la Inclusión y la Equidad Educativa	45,844,444
	Programa para el Desarrollo Profesional Docente	105,025,122
	Subsidios para organismos descentralizados estatales	26,202,791,726
	Expansión de la Educación Media Superior y Superior	692,589,999
	Apoyos a centros y organizaciones de educación	60,004,070
	Educación Superior 1_/, 3_/	**113,979,389,732**
	Servicios de Educación Superior y Posgrado 2_/	43,932,566,485
	Investigación Científica y Desarrollo Tecnológico	2,585,450,327
	Proyectos de infraestructura social del sector educativo 2_/	250,417,603
	Mantenimiento de infraestructura	196,083,337
	Programa Nacional de Becas	6,579,253,099
	Programa para la Inclusión y la Equidad Educativa	52,497,746
	Programa para el Desarrollo Profesional Docente	656,407,011
	Fortalecimiento de la Calidad Educativa	1,862,591,120
	Subsidios para organismos descentralizados estatales 2_/, 4_/	56,377,156,518
	Carrera Docente en UPES	350,000,000
	Apoyos a centros y organizaciones de educación 5_/, 6_/, 7_/	436,966,486
	Apoyos para la atención a problemas estructurales de las UPES 2_/, 8_/	700,000,000
	Posgrado	**2,002,938,193**
	Investigación Científica y Desarrollo Tecnológico	646,362,582
	Programa Nacional de Becas	188,184,586
	Subsidios para organismos descentralizados estatales	1,168,391,025
12 Salud		**1,114,534,708**
	Prevención y atención contra las adicciones	755,117,424
	Prevención y atención de VIH/SIDA y otras ITS	359,417,284
13 Marina		**594,755,349**
	Sistema Educativo naval y programa de becas	594,755,349
15 Desarrollo Agrario, Territorial y Urbano		**565,267,241**
	Programa de Apoyo a la Vivienda	565,267,241
16 Medio Ambiente y Recursos Naturales		**448,701**
	Planeación, Dirección y Evaluación Ambiental	448,701

19 Aportaciones a Seguridad Social		**4,808,895,775**
	Seguro de Enfermedad y Maternidad 9_/	4,808,895,775

20 Desarrollo Social		**760,501,556**
	Instituto Mexicano de la Juventud	311,966,360
	Programa de Fomento a la Economía Social	95,821,468
	PROSPERA Programa de Inclusión Social	352,713,728
25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos		**1,084,893,684**
	Servicios de educación normal en el D.F.	1,084,893,684
33 Aportaciones Federales para Entidades Federativas y Municipios		**14,740,955,810**
	Educación Básica	**5,718,201,191**
	FONE Servicios Personales	4,456,723,747
	FONE Otros de Gasto Corriente	142,964,242
	FONE Gasto de Operación	178,994,544
	FONE Fondo de Compensación	128,787,788
	FAM Infraestructura Educativa Básica 10_/	69,410,072
	FAETA Educación de Adultos	741,320,797
	Educación Media Superior	**5,031,675,488**
	FAM Infraestructura Educativa Media Superior y Superior 10_/	602,234,447
	FAETA Educación Tecnológica 2_/	4,429,441,041
	Educación Superior	**3,991,079,131**
	FAM Infraestructura Educativa Media Superior y Superior 10_/	3,991,079,131
47 Entidades no Sectorizadas 11_/		**163,459,918**
	Programa de Apoyo a la Educación Indígena	163,459,918
48 Cultura		**13,784,257**
	Programa Nacional de Becas	13,784,257
50 Instituto Mexicano del Seguro Social		**2,267,645,798**
	Prevención y control de enfermedades	70,111,636
	Atención a la Salud	2,197,534,162
51 Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado.		**2,127,049,395**
	Prevención y Control de Enfermedades	290,824,157
	Atención a la Salud	1,836,225,238

1_/ Incluye recursos por 550 millones de pesos para el Programa Becas Salario para el Estado de Morelos, aplicable en los niveles de educación básica, media superior y superior.

2_/ Monto incluido en el Anexo: Ampliaciones al Ramo 08 Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, Ramo 11 Educación Pública y Ramo 33 Aportaciones Federales para Entidades Federativas y Municipios.

3_/ Incluye recursos por 70 millones de pesos para la Fundación UNAM.

4_/ Incluye 50 mdp para el Edificio Multiaulas de la Universidad Autónoma Benito Juárez de Oaxaca.

5_/ Incluye 150 millones de pesos para la Universidad Autónoma de la Ciudad de México.

6_/ Incluye subsidios para operación de la Universidad Tecnológica del Valle de Chalco, A.C.

7_/ Incluye subsidios para operación de la Academia Mexicana de la Historia.

8_/ Incluye 50 mdp para la Benemérita Universidad Autónoma de Puebla.

9_/ Considera los recursos asignados al componente del Seguro de Salud para Estudiantes.

10_/ Se incrementa el monto derivado de la actualización a la RFP aprobada en LIF 2018

11_/ Programa operado por la Comisión Nacional para el Desarrollo de los Pueblos Indígenas (CDI).

ANEXO 18. RECURSOS PARA LA ATENCIÓN DE NIÑAS, NIÑOS Y ADOLESCENTES (Pesos)

Ramo	Denominación	MONTO
Total		**797,722,512,861**
04 Gobernación		**54,950,483**
	Atención a refugiados en el país	475,000
	Coordinación con las instancias que integran el Sistema Nacional de Protección Integral de Niñas, Niños y Adolescentes	53,697,727
		566,400

	Promover la Protección de los Derechos Humanos y Prevenir la Discriminación	
	Registro e Identificación de Población	211,356
05 Relaciones Exteriores		**3,000,000**
	Atención, protección, servicios y asistencia consulares	3,000,000
08 Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación		**797,008,122**
	Desarrollo y aplicación de programas educativos en materia agropecuaria	797,008,122
11 Educación Pública		**131,226,431,877**
	Diseño de la Política Educativa	280,476,285
	Educación Inicial y Básica Comunitaria	4,858,434,070
	Educación para Adultos (INEA)	481,929,563
	Escuelas de Tiempo Completo	11,243,182,262
	Evaluaciones de la calidad de la educación	191,277,529
	Expansión de la Educación Media Superior y Superior	692,589,999
	Formación y certificación para el trabajo	1,633,421,526
	Fortalecimiento de la Calidad Educativa	2,293,168,597
	Investigación Científica y Desarrollo Tecnológico	671,202
	Normar los servicios educativos	20,780,352
	Políticas de igualdad de género en el sector educativo	2,091,401
	Producción y distribución de libros y materiales educativos	2,571,883,671
	Producción y transmisión de materiales educativos	199,231,909
	Programa de Cultura Física y Deporte	601,482,631
	Programa de infraestructura física educativa	38,754,227
	Programa de la Reforma Educativa	2,243,527,825
	Programa Nacional de Becas	4,447,106,907
	Programa Nacional de Convivencia Escolar	273,005,323
	Programa Nacional de Inglés	826,808,745
	Programa para el Desarrollo Profesional Docente	971,843,309
	Programa para la Inclusión y la Equidad Educativa	349,218,395
	PROSPERA Programa de Inclusión Social	29,448,470,926
	Servicios de Educación Media Superior	41,354,283,497
	Subsidios para organismos descentralizados estatales	26,202,791,726

12 Salud		**47,579,097,437**
	Apoyos para la protección de las personas en estado de necesidad	163,589,123
	Atención a la Salud	2,816,112,130
	Formación y capacitación de recursos humanos para la salud	85,769,208
	Investigación y desarrollo tecnológico en salud	83,459,795
	Prevención y atención contra las adicciones	203,299,988

	Prevención y atención de VIH/SIDA y otras ITS	1,032,843
	Prevención y Control de Sobrepeso, Obesidad y Diabetes	19,051,482
	Programa de Atención a Personas con Discapacidad	31,506,556
	Programa de estancias infantiles para apoyar a madres trabajadoras	241,363,390
	Programa de vacunación	1,829,522,833
	PROSPERA Programa de Inclusión Social	4,855,275,740
	Protección y restitución de los derechos de las niñas, niños y adolescentes	67,051,755
	Salud materna, sexual y reproductiva	607,344,760
	Seguro Médico Siglo XXI	2,049,563,791
	Seguro Popular	33,903,126,368
	Servicios de asistencia social integral	622,027,675
14 Trabajo y Previsión Social		**1,000,000**
	Ejecución de los programas y acciones de la Política Laboral	1,000,000
17 Procuraduría General de la República		**95,016,520**
	Actividades de apoyo administrativo	1,770,145
	Investigar y perseguir los delitos del orden federal	66,104,269
	Investigar, perseguir y prevenir delitos del orden electoral	390,488
	Promoción del respeto a los derechos humanos y atención a víctimas del delito	26,751,618
19 Aportaciones a Seguridad Social		**5,487,673,254**
	Programa IMSS-PROSPERA	5,487,673,254
20 Desarrollo Social		**51,375,904,442**
	Adquisición de leche nacional	1,050,397,052
	Articulación de políticas públicas integrales de juventud	8,200,000
	Programa de Abasto Social de Leche a cargo de Liconsa, S.A. de C.V.	1,249,288,129
	Programa de Apoyo a las Instancias de Mujeres en las Entidades Federativas (PAIMEF)	29,201,802
	Programa de Atención a Jornaleros Agrícolas	87,060,321
	Programa de Coinversión Social	187,332,822
	Programa de estancias infantiles para apoyar a madres trabajadoras	3,712,739,057
	PROSPERA Programa de Inclusión Social	45,051,685,259
22 Instituto Nacional Electoral		**6,904,520**
	Capacitación y educación para el ejercicio democrático de la ciudadanía	6,904,520
25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos		**39,614,383,548**
	Becas para la población atendida por el sector educativo	154,516,160
	Servicios de educación básica en el D.F.	38,374,973,704
	Servicios de educación normal en el D.F.	1,084,893,684
33 Aportaciones Federales para Entidades Federativas y Municipios		**416,039,972,429**

	FAETA Educación de Adultos	345,144,368
	FAETA Educación Tecnológica	4,429,441,041
	FAM Asistencia Social	8,597,340,939
	FAM Infraestructura Educativa Básica	8,165,890,806
	FAM Infraestructura Educativa Media Superior y Superior	602,234,447
	FASSA	24,902,901,635
	FONE Fondo de Compensación	9,683,667,329
	FONE Gasto de Operación	13,458,757,536
	FONE Otros de Gasto Corriente	10,749,607,402
	FONE Servicios Personales	335,104,986,926
35 Comisión Nacional de los Derechos Humanos		**12,609,461**
	Atender asuntos relacionados con niñas, niños y adolescentes	12,609,461
43 Instituto Federal de Telecomunicaciones		**6,500,000**
	Regulación y Supervisión de los sectores Telecomunicaciones y Radiodifusión	6,500,000
47 Entidades no Sectorizadas		**1,122,498,830**
	Programa de Apoyo a la Educación Indígena	1,122,498,830
48 Cultura		**94,238,266**
	Desarrollo Cultural	60,733,432
	Producción y distribución de libros y materiales artísticos y culturales	1,646,837
	Servicios Cinematográficos	940,000
	Servicios educativos culturales y artísticos	30,917,997
Instituto Mexicano del Seguro Social		**91,078,690,942**
	Atención a la Salud	75,538,101,468
	Prestaciones sociales	707,004,935
	Prevención y control de enfermedades	2,925,364,567
	Servicios de guardería	11,908,219,972
Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado		**13,126,632,729**
	Atención a la Salud	10,073,968,751
	Prestaciones sociales	1,652,411,354
	Prevención y control de enfermedades	1,400,252,624

ANEXO 19. ACCIONES PARA LA PREVENCIÓN DEL DELITO, COMBATE A LAS ADICCIONES, RESCATE DE ESPACIOS PÚBLICOS Y PROMOCIÓN DE PROYECTOS PRODUCTIVOS (pesos)

Ramo	Denominación	MONTO
Total		**148,024,363,362**
04 Gobernación		**36,371,379,607**
	Actividades de apoyo a la función pública y buen gobierno	62,638,533

	Actividades de apoyo administrativo	464,571,178
	Conducción de la política interior	52,959,575
	Coordinación con las instancias que integran el Sistema Nacional de Protección Integral de Niñas, Niños y Adolescentes	53,697,727
	Coordinación con las instancias que integran el Sistema Nacional de Seguridad Pública	399,481,958
	Fomento de la cultura de la participación ciudadana en la prevención del delito	218,230,548
	Operativos para la prevención y disuasión del delito	27,771,928,196
	Programa de Derechos Humanos	55,895,379
	Programa Nacional de Prevención del Delito	300,000,000
	Promover la atención y prevención de la violencia contra las mujeres	256,257,347
	Promover la Protección de los Derechos Humanos y Prevenir la Discriminación	151,598,499
	Servicios de protección, custodia, vigilancia y seguridad de personas, bienes e instalaciones	1,584,120,667
	Subsidios en materia de seguridad pública	5,000,000,000
06 Hacienda y Crédito Público		**211,423,429**
	Detección y prevención de ilícitos financieros	211,423,429
07 Defensa Nacional		**5,176,249,408**
	Derechos humanos	62,404,821
	Programa de igualdad entre mujeres y hombres SDN	108,000,000
	Programa de Seguridad Pública de la Secretaría de la Defensa Nacional	3,279,637,107
	Sistema educativo militar	1,726,207,480
09 Comunicaciones y Transportes		**1,005,113,039**
	Programa de Empleo Temporal (PET)	1,005,113,039
10 Economía		**10,000,000**
	Fondo Nacional Emprendedor	10,000,000
11 Educación Pública		**75,778,056,893**
	Atención al deporte	630,264,623
	Desarrollo Cultural	3,630,276,103
	Escuelas de Tiempo Completo	11,243,182,262
	Expansión de la Educación Media Superior y Superior	692,589,999
	Formación y certificación para el trabajo	3,266,843,052
	Producción y distribución de libros y materiales culturales	149,804,550

	Producción y transmisión de materiales educativos	927,447,547
	Programa de Cultura Física y Deporte	1,503,706,577
	Programa de infraestructura física educativa	203,331,512
	Programa de la Reforma Educativa	2,243,527,827
	Programa Nacional de Becas	11,214,544,592
	Programa Nacional de Convivencia Escolar	273,005,323
	PROSPERA Programa de Inclusión Social	29,448,470,926
	Servicios de Educación Media Superior	4,256,076,243
	Servicios de Educación Superior y Posgrado	5,053,540,386
	Subsidios para organismos descentralizados estatales	1,041,445,371
12 Salud		**1,412,874,976**
	Prevención y atención contra las adicciones	1,291,663,382
	Prevención y control de enfermedades	12,259,594
	Prevención y Control de Sobrepeso, Obesidad y Diabetes	1,500,000
	Programa de Desarrollo Comunitario "Comunidad DIFerente"	106,502,000
	Salud materna, sexual y reproductiva	950,000
13 Marina		**7,078,412,243**
	Emplear el Poder Naval de la Federación para salvaguardar la soberanía y seguridad nacionales	5,323,755,542
	Sistema Educativo naval y programa de becas	1,754,656,701

14 Trabajo y Previsión Social		**1,850,000**
	Capacitación para Incrementar la Productividad	25,000
	Ejecución de los programas y acciones de la Política Laboral	125,000
	Instrumentación de la política laboral	1,700,000
15 Desarrollo Agrario, Territorial y Urbano		**2,306,586,841**
	Programa de Apoyo a la Vivienda	740,526,358
	Programa de Infraestructura	1,566,060,483
17 Procuraduría General de la República		**1,552,577,641**
	Promoción del Desarrollo Humano y Planeación Institucional	1,344,132,787
	Promoción del respeto a los derechos humanos y atención a víctimas del delito	208,444,854
20 Desarrollo Social		**1,908,533,586**
	Actividades de apoyo a la función pública y buen gobierno	2,321,611

	Actividades de apoyo administrativo	21,646,844
	Articulación de políticas públicas integrales de juventud	198,653,204
	Programa 3 x 1 para Migrantes	144,427,086
	Programa de Empleo Temporal (PET)	221,320,980
	Programa de estancias infantiles para apoyar a madres trabajadoras	662,989,117
	Programa de Fomento a la Economía Social	467,122,784
	Programas del Fondo Nacional de Fomento a las Artesanías (FONART)	153,239,661
	Subsidios a programas para jóvenes	36,812,299
33 Aportaciones Federales para Entidades Federativas y Municipios		**11,390,651,611**
	Fondo de Aportaciones para la Educación Tecnológica y de Adultos (Educación Tecnológica) (FAETA)	671,829,449
	Fondo de Aportaciones para la Seguridad Pública de los Estados y del Distrito Federal (FASP)	7,000,000,000
	Fondo de Aportaciones para el Fortalecimiento de los Municipios y de las Demarcaciones Territoriales del Distrito Federal	3,718,822,162
47 Entidades no Sectorizadas		**186,884,616**
	Atención a Víctimas	186,884,616
48 Cultura		**3,633,769,472**
	Desarrollo Cultural	3,408,864,466
	Educación y cultura indígena	74,905,006
	Programa de Apoyos a la Cultura	150,000,000

ANEXO 20. RECURSOS PARA LA PREVENCIÓN, DETECCIÓN Y SANCIÓN DE FALTAS ADMINISTRATIVAS Y HECHOS DE CORRUPCIÓN, ASÍ COMO PARA LA FISCALIZACIÓN Y CONTROL DE RECURSOS PÚBLICOS (pesos)

RAMO			RECURSOS FISCALES	RECURSOS PROPIOS	MONTO
TOTAL			**8,407,708,724**	**1,993,151,620**	**10,400,860,344**
A: INTEGRANTES DEL COMITÉ COORDINADOR DEL SISTEMA NACIONAL ANTICORRUPCIÓN			**3,981,688,049**		**3,981,688,049**
RAMO	**UNIDAD RESPONSABLE**				
01	**Poder Legislativo**		**2,230,116,964**		**2,230,116,964**
	101	Auditoría Superior de la Federación	2,230,116,964		2,230,116,964
17	**Procuraduría General de la República**		**509,355,813**		**509,355,813**
	112	Órgano Interno de Control	81,695,520		81,695,520
	513	Unidad Especializada en Investigación de Delitos Cometidos por Servidores Públicos y contra la Administración de Justicia	37,476,097		37,476,097
	700	Fiscalía Especializada para la Atención de Delitos Electorales	161,739,355		161,739,355
	900	Visitaduría General	153,046,533		153,046,533
	910	Dirección General de Evaluación Técnico Jurídica	12,056,197		12,056,197

911	Dirección General de Asuntos Internos	30,056,865		30,056,865
913	Dirección General de Delitos Cometidos por Servidores Públicos de la Institución	22,927,469		22,927,469
914	Dirección General de Procedimientos de Remoción	8,612,525		8,612,525
SKC	Instituto Nacional de Ciencias Penales	1,745,252		1,745,252

27	**Función Pública**	**691,105,710**		**691,105,710**
110	Unidad de Asuntos Jurídicos	86,899,773		86,899,773
112	Contraloría Interna	40,616,413		40,616,413
113	Coordinación General de Órganos de Vigilancia y Control	138,767,588		138,767,588
117	Unidad de Políticas de Apertura Gubernamental y Cooperación Internacional	26,656,301		26,656,301
118	Dirección General de Información e Integración	50,633,667		50,633,667
120	Unidad de Vinculación con el Sistema Nacional Anticorrupción	64,525,969		64,525,969
200	Subsecretaría de Control y Auditoría de la Gestión Pública	10,087,354		10,087,354
208	Unidad de Control y Auditoría a Obra Pública	33,248,980		33,248,980
209	Unidad de Control y Evaluación de la Gestión Pública	36,943,807		36,943,807
210	Unidad de Auditoría Gubernamental	48,734,116		48,734,116
211	Unidad de Operación Regional y Contraloría Social	35,274,723		35,274,723
212	Dirección General de Auditorías Externas	11,269,360		11,269,360
300	Subsecretaría de Responsabilidades Administrativas y Contrataciones Públicas	12,707,845		12,707,845
311	Dirección General de Responsabilidades y Situación Patrimonial	36,187,659		36,187,659
312	Dirección General de Controversias y Sanciones en Contrataciones Públicas	36,163,622		36,163,622
419	Unidad de Ética, Integridad Pública y Prevención de Conflictos de Intereses	22,388,533		22,388,533
32	**Tribunal Federal de Justicia Administrativa**	**333,989,507**		**333,989,507**
110	Tribunal Federal de Justicia Administrativa con sede en la Ciudad de México	333,989,507		333,989,507
44	**Instituto Nacional de Transparencia, Acceso a la Información y Protección de Datos Personales**	**45,029,488**		**45,029,488**
100	Presidencia	36,121,300		36,121,300
500	Contraloría Interna	8,908,188		8,908,188
47	**Entidades no Sectorizadas**	**172,090,567**		**172,090,567**
AYM	Secretaría Ejecutiva del Sistema Nacional Anticorrupción	172,090,567		172,090,567
B: OTROS RAMOS		**4,426,020,675**	**1,993,151,620**	**6,419,172,295**
RAMO	**PROGRAMA**			

02	**Oficina de la Presidencia de la República**	**17,161,099**		**17,161,099**
	Actividades de apoyo a la función pública y buen gobierno	17,161,099		17,161,099
04	**Gobernación**	**204,932,772**		**204,932,772**

	Actividades de apoyo a la función pública y buen gobierno	163,952,238		163,952,238
	Implementar las políticas, programas y acciones tendientes a garantizar la seguridad pública de la Nación y sus habitantes	40,980,534		40,980,534
05	**Relaciones Exteriores**	**29,923,939**		**29,923,939**
	Actividades de apoyo a la función pública y buen gobierno	29,923,939		29,923,939
06	**Hacienda y Crédito Público**	**478,586,517**	**399,585,562**	**878,172,079**
	Actividades de apoyo a la función pública y buen gobierno	267,163,088	399,585,562	666,748,650
	Detección y prevención de ilícitos financieros	211,423,429		211,423,429
07	**Defensa Nacional**	**912,065,309**		**912,065,309**
	Defensa de la Integridad, la Independencia, la Soberanía del Territorio Nacional	142,474,025		142,474,025
	Programa de justicia militar	769,591,284		769,591,284
08	**Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación**	**543,297,778**		**543,297,778**
	Apoyo a la Función Pública y Buen Gobierno	130,413,780		130,413,780
	Programa de Acciones Complementarias para Mejorar las Sanidades	208,216,179		208,216,179
	Regulación, supervisión y aplicación de las políticas públicas en materia agropecuaria, acuícola y pesquera	204,667,819		204,667,819
09	**Comunicaciones y Transportes**	**45,799,421**		**45,799,421**
	Actividades de apoyo a la función pública y buen gobierno	45,799,421		45,799,421
10	**Economía**	**77,793,104**	**55,428,012**	**133,221,116**
	Actividades de apoyo a la función pública y buen gobierno	77,793,104	55,428,012	133,221,116
11	**Educación Pública**	**381,976,064**	**8,704,026**	**390,680,090**
	Actividades de apoyo a la función pública y buen gobierno	327,976,314	8,704,026	336,680,340
	Servicios de Educación Superior y Posgrado	53,999,750		53,999,750
12	**Salud**	**363,458,093**		**363,458,093**
	Actividades de apoyo a la función pública y buen gobierno	363,458,093		363,458,093
13	**Marina**	**71,336,158**		**71,336,158**
	Emplear el Poder Naval de la Federación para salvaguardar la soberanía y seguridad nacionales	71,336,158		71,336,158
14	**Trabajo y Previsión Social**	**2,051,170**		**2,051,170**
	Actividades de apoyo a la función pública y buen gobierno	2,051,170		2,051,170

15	**Desarrollo Agrario, Territorial y Urbano**	**48,496,956**		**48,496,956**
	Actividades de apoyo a la función pública y buen gobierno	48,496,956		48,496,956

16	**Medio Ambiente y Recursos Naturales**	**149,925,580**		**149,925,580**
	Actividades de apoyo a la función pública y buen gobierno	149,925,580		149,925,580
18	**Energía**	**40,269,492**	**108,798,240**	**149,067,732**
	Actividades de apoyo a la función pública y buen gobierno	40,269,492	108,798,240	149,067,732
20	**Desarrollo Social**	**97,411,563**		**97,411,563**
	Actividades de apoyo a la función pública y buen gobierno	97,411,563		97,411,563
21	**Turismo**	**61,187,000**		**61,187,000**
	Actividades de apoyo a la función pública y buen gobierno	61,187,000		61,187,000
22	**Instituto Nacional Electoral**	**122,708,906**		**122,708,906**
	Apoyo a la función pública y al mejoramiento de la gestión	122,708,906		122,708,906
25	**Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos**	**37,651,902**		**37,651,902**
	Actividades de apoyo a la función pública y buen gobierno	37,651,902		37,651,902
31	**Tribunales Agrarios**	**1,662,766**		**1,662,766**
	Actividades de apoyo a la función pública y buen gobierno	1,662,766		1,662,766

33	**Aportaciones Federales para Entidades Federativas y Municipios**	**353,086,701**		**353,086,701**
	FAETA Educación de Adultos	2,465,317		2,465,317
	FAETA Educación Tecnológica	4,279,441		4,279,441
	FAFEF	40,638,107		40,638,107
	FAIS Entidades	8,899,745		8,899,745
	FAIS Municipal y de las Demarcaciones Territoriales del Distrito Federal	64,521,703		64,521,703
	FAM Asistencia Social	10,868,952		10,868,952
	FAM Infraestructura Educativa Básica	8,165,891		8,165,891
	FAM Infraestructura Educativa Media Superior y Superior	4,593,314		4,593,314
	FASP	7,000,000		7,000,000
	FASSA	93,385,757		93,385,757
	FONE Fondo de Compensación	9,683,667		9,683,667
	FONE Gasto de Operación	13,458,757		13,458,757
	FONE Otros de Gasto Corriente	10,749,607		10,749,607

	FORTAMUN	74,376,443		74,376,443
35	**Comisión Nacional de los Derechos Humanos**	**13,055,228**		**13,055,228**
	Apoyo a la Función Pública y Buen Gobierno	13,055,228		13,055,228
37	**Consejería Jurídica del Ejecutivo Federal**	**6,638,739**		**6,638,739**
	Actividades de apoyo a la función pública y buen gobierno	6,638,739		6,638,739
38	**Consejo Nacional de Ciencia y Tecnología**	**66,335,191**	**18,594,610**	**84,929,801**
	Actividades de apoyo a la función pública y buen gobierno	66,335,191	18,594,610	84,929,801
43	**Instituto Federal de Telecomunicaciones**	**45,890,326**		**45,890,326**
	Actividades de apoyo a la función pública y buen gobierno	45,890,326		45,890,326
45	**Comisión Reguladora de Energía**	**10,075,649**		**10,075,649**
	Actividades de apoyo a la función pública y buen gobierno	10,075,649		10,075,649
46	**Comisión Nacional de Hidrocarburos**	**9,462,899**		**9,462,899**
	Actividades de apoyo a la función pública y buen gobierno	9,462,899		9,462,899
47	**Entidades no Sectorizadas**	**25,805,538**		**25,805,538**
	Actividades de apoyo a la función pública y buen gobierno	25,805,538		25,805,538
48	**Cultura**	**66,887,151**	**10,020,585**	**76,907,736**
	Actividades de apoyo a la función pública y buen gobierno	66,887,151	10,020,585	76,907,736
	Instituto Mexicano del Seguro Social		**361,490,052**	**361,490,052**
	Actividades de apoyo a la función pública y buen gobierno		361,490,052	361,490,052
	Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado	**141,087,664**	**97,319,142**	**238,406,806**
	Actividades de apoyo a la función pública y buen gobierno	141,087,664	97,319,142	238,406,806
	Petróleos Mexicanos		**801,356,085**	**801,356,085**
	Actividades de apoyo a la función pública y buen gobierno		81,560,556	81,560,556
	Prestación de servicios corporativos		719,795,529	719,795,529
	Comisión Federal de Electricidad		**131,855,306**	**131,855,306**
	Actividades de apoyo a la función pública y buen gobierno		131,855,306	131,855,306

ANEXO 21. RAMO 23 PROVISIONES SALARIALES Y ECONÓMICAS (pesos)

	MONTO
Previsiones Salariales	**9,750,334,011**
Situaciones laborales supervenientes	9,750,334,011
Provisiones Económicas	**27,580,979,140**
Fondo de Desastres Naturales (FONDEN)	24,644,000,000
Fondo de Prevención de Desastres Naturales (FOPREDEN) 1/	350,938,000
Fondo de Reconstrucción para Entidades Federativas	2,500,000,000
Comisiones y pago a CECOBAN	86,041,140
Provisiones Salariales y Económicas	**9,513,876,921**
Desarrollo Regional	**26,557,645,812**
Fondo Regional	2,335,985,261
Fondo para la Accesibilidad en el Transporte Público para las Personas con Discapacidad (Anexo 21.1)	500,000,000
Proyectos de Desarrollo Regional	17,952,964,774
Programa para el Rescate del Acapulco Tradicional	100,000,000
Proyectos de Desarrollo Regional (Anexo 21.2)	17,852,964,774
Fondo Metropolitano	3,268,695,777
Fondo de Capitalidad	2,500,000,000
Otras Provisiones Económicas	**61,847,689,946**
Seguridad y Logística	1,551,063,033
Programa de Separación Laboral	890,216,398
Subsidios a las Tarifas Eléctricas	50,179,000,000
Provisión para la Armonización Contable	56,356,971
Fondo para la Transición	150,000,000
Fondo para Fronteras	750,000,000
Fondo de Apoyo a Migrantes	300,000,000
Programas Regionales	2,858,299,244
Fondo para la modernización del patrimonio cultural federal	725,000,000
Operación y Mantenimiento del Programa de Seguridad y Monitoreo en el Estado de México	1,500,000,000
Cámaras de Vigilancia en el Estado de Veracruz	350,000,000
Fondo para el Fortalecimiento Financiero	2,537,754,300
Gastos asociados a ingresos petroleros	**21,212,713,988**
TOTAL	**156,463,239,818**

1/ Incluye 50.0 millones de pesos para el proyecto "Construcción de instalaciones y equipamiento para Protección Civil".

ANEXO 21.1 FONDO PARA LA ACCESIBILIDAD EN EL TRANSPORTE PÚBLICO PARA LAS PERSONAS CON DISCAPACIDAD (pesos)

ENTIDAD	MONTO
Aguascalientes	6,509,756
Baja California	13,242,916
Baja California Sur	4,309,312
Campeche	7,989,550
Chiapas	18,659,635
Chihuahua	14,783,041
Coahuila	11,926,774
Colima	7,502,465
Ciudad de México	31,915,671
Durango	20,797,076

Guanajuato	20,046,795
Guerrero	14,206,100
Hidalgo	12,361,120
Jalisco	26,186,331
MÉXICO	54,517,629
Michoacán	16,990,621
Morelos	8,983,917
Nayarit	6,796,187
Nuevo León	17,492,600
Oaxaca	15,644,821
Puebla	21,810,171
Querétaro	8,853,195
Quintana Roo	9,440,987
San Luis Potosí	12,270,283
Sinaloa	12,871,890
Sonora	11,690,394
Tabasco	10,756,536
Tamaulipas	14,104,593
Tlaxcala	7,238,323
Veracruz	29,414,091
Yucatán	10,014,359
Zacatecas	20,672,861
TOTAL	**500,000,000**

ANEXO 21.2 AMPLIACIONES PARA PROYECTOS DE DESARROLLO REGIONAL (pesos)

	MONTO
TOTAL	**17,852,964,774**
INFRAESTRUCTURA DEPORTIVA EN EL MUNICIPIO DE ZACUALTIPÁN DE ÁNGELES, HIDALGO.	2,000,000
INFRAESTRUCTURA Y DESARROLLO MUNICIPAL PARA EL MUNICIPIO DE ATITALAQUIA, HIDALGO	2,357,135
INFRAESTRUCTURA HIDRÁULICA EN EL MUNICIPIO DE GENARO CODINA, EN EL ESTADO DE ZACATECAS	2,000,000
CONSTRUCCIÓN DEL CENTRO DE BACHILLERATO TECNOLÓGICO AGROPECUARIO NO. 193, YAUTEPEC, MORELOS	5,000,000
CONSTRUCCIÓN DE ARCOTECHO ESCUELA PRIMARIA OCTAVIO PAZ, MUNICIPIO NEXTLALPAN, MÉXICO	1,700,000
PAVIMENTACIÓN DE CONCRETO HIDRÁULICO CALLE PRINCIPAL, EN HUEJUTLA DE REYES, HIDALGO	720,044
CONSTRUCCION DEL CENTRO DE JUSTICIA PARA LAS MUJERES YAUTEPEC, TERCERA ETAPA, EN YAUTEPEC, MORELOS	17,800,000
PAVIMENTO A BASE DE CONCRETO HIDRÁULICO CALLE TZINTZINTITLAN, LOCALIDAD HUEYAPAN, TETELA DEL VOLCÁN, MORELOS	3,757,422
INTERVENCIÓN CALZADA PEDRO A. GALVÁN - 2A ETAPA, EN EL MUNICIPIO DE COLIMA, EN EL ESTADO DE COLIMA	44,000,000
	2,050,953

PAVIMENTACIÓN DE CONCRETO HIDRÁULICO Y SERVICIOS DE LA CALLE INSURGENTES, EN TENANGO DEL AIRE, MÉXICO	
INFRAESTRUCTURA EN PUERTO CHIAPAS, EN EL MUNICIPIO DE TAPACHULA, EN EL ESTADO DE CHIAPAS	40,000,000
INFRAESTRUCTURA MUNICIPAL EN MANZANILLO, COLIMA	1,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE MAZATECOCHCO DE JOSÉ MARÍA MORELOS, TLAXCALA	1,500,000
INFRAESTRUCTURA MUNICIPAL EN COLIMA, COLIMA	5,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE ATLAUTLA, ESTADO DE MÉXICO.	3,500,000
INFRAESTRUCTURA MUNICIPAL EN SANTA ISABEL, CHIHUAHUA	2,000,000
INFRAESTRUCTURA MUNICIPAL PARA EL MUNICIPIO DE SAN MARTÍN DE BOLAÑOS, JALISCO	1,000,000
INFRAESTRUCTURA MUNICIPAL EN TEPEYAHUALCO, PUEBLA	1,000,000
INFRAESTRUCTURA MUNICIPAL EN DIVERSOS MUNICIPIOS DEL ESTADO DE MICHOACÁN DE OCAMPO	15,000,000
PROYECTOS DE INFRAESTRUCTURA PÚBLICA EN EL ESTADO DE COAHUILA	340,000,000
INFRAESTRUCTURA DE DESARROLLO MUNICIPAL EN EL MUNICIPIO DE ZARAGOZA, PUEBLA	1,000,000
INFRAESTRUCTURA PARA EL DESARROLLO MUNICIPAL SOCIAL, EN ROSAMORADA, NAYARIT	500,000
PAVIMENTACIÓN EN ZONA URBANA, EN COMPOSTELA, NAYARIT	10,000,000
INFRAESTRUCTURA EDUCATIVA EN EL MUNICIPIO DE CERRO AZUL, VERACRUZ.	750,000

CONSTRUCCIÓN DE PAVIMENTACIÓN CON CONCRETO HIDRÁULICO DE LA CALLE MORELOS EN SANTO DOMINGO BARRIO BAJO DE LA VILLA DE ETLA EN EL ESTADO DE OAXACA	5,000,000
CONSTRUCCIÓN DE VIALIDAD, BANQUETAS, CICLO VÍA Y ALUMBRADO PUBLICO, EN MORELIA, MICHOACÁN	49,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE TEPOTZOTLÁN, ESTADO DE MÉXICO.	6,500,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE MIGUEL AUZA, EN EL ESTADO DE ZACATECAS	3,000,000
INFRAESTRUCTURA SOCIAL Y VIAL PARA EL MUNICIPIO DE HUEJUTLA DE REYES, HIDALGO	5,000,000
CONSTRUCCION DE CANCHA DE FUTBOL RAPIDO, EN XOCHICOATLÁN, HIDALGO	1,900,000
INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE SAN FELIPE DE JESÚS, SONORA	1,000,000
PAVIMENTO CON CONCRETO HIDRÁULICO EN EL MUNICIPIO DE VILLA SOLA DE VEGA EN EL ESTADO DE OAXACA	3,382,165
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN LA AVENIDA QUIRINDAVARA, URUAPAN, MICHOACÁN	10,000,000
CONSTRUCCIÓN DE TECHUMBRE EN ESCUELA LEYES DE REFORMA, ABASOLO, TAMAULIPAS	765,455
INFRAESTRUCTURA EN EL MUNICIPIO DE SAN LUIS POTOSÍ, SAN LUIS POTOSÍ	3,000,000
INFRAESTRUCTURA MUNICIPAL EN DIVERSOS MUNICIPIOS DE AGUASCALIENTES	20,000,000
REHABILITACIÓN DE PARQUE LOS ENCINOS, EN EL MUNICIPIO DE TECATE, EN EL ESTADO DE BAJA CALIFORNIA	15,000,000
CONSTRUCCIÓN DE PAVIMENTACIÓN DE CONCRETO HIDRÁULICO EN AV. 2004, SAN ANTONIO HUITEPEC, ZAACHILA, OAXACA	3,500,000
INFRAESTRUCTURA MUNICIPAL PARA EL MUNICIPIO DE CASAS, TAMAULIPAS	7,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SAN MARTÍN HIDALGO, JALISCO.	6,000,000
INFRAESTRUCTURA PARA EL MUNICIPIO DE CAMARGO, TAMAULIPAS	5,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE ZAPOPAN, JALISCO.	84,000,000
INFRAESTRUCTURA SOCIAL. CALLE NOSTALGIA, ENTRE BLVD. LA LUZ Y HEROES DE LA INDEPENDENCIA COLONIA SAN PEDRO DE LOS HERNÁNDEZ, EN LEÓN, GUANAJUATO	2,000,000
INFRAESTRUCTURA HIDRÁULICA EN EL MUNICIPIO DE CONCEPCIÓN DEL ORO, EN EL ESTADO DE ZACATECAS	6,000,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE SANTIAGO SUCHILQUITONGO, OAXACA	3,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE TABASCO, EN EL ESTADO DE ZACATECAS	4,000,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO CALLE MARCELINO ALCANTAR, LA CRUZ, CHIHUAHUA	924,586

CONSTRUCCIÓN DE CANCHA DE FUTBOL RÁPIDO EN LA ESC. SEC. FED. NO.2, EN PACHUCA DE SOTO, HIDALGO	1,950,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE NEXTLALPAN, MÉXICO	4,000,000
CONSTRUCCIÓN DE TECHUMBRE DE LA CANCHA DE BASQUETBOL DE LA LOCALIDAD DE PASO DE NICOLAS ROMERO (LAS PUERCAS) EN EL MUNICIPIO DE TUZANTLA, MICHOACÁN DE OCAMPO	700,000
INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE CANATLÁN, DURANGO	2,475,000
INFRAESTRUCTURA Y DESARROLLO MUNICIPAL EN EL MUNICIPIO DE ATLATLAHUCAN, MORELOS	3,000,000
PROYECTOS DE INFRAESTRUCTURA PÚBLICA EN EL ESTADO DE OAXACA	36,000,000
CONSTRUCCIÓN DE TECHUMBRE TIPO ARCO TECHO EN ESCUELA SECUNDARIA CABECERA MUNICIPAL DE VILLALDAMA, NUEVO LEÓN	1,150,000
INFRAESTRUCTURA EN LA DELEGACIÓN BENITO JUÁREZ, CIUDAD DE MÉXICO	22,500,000
INFRAESTRUCTURA MUNICIPAL EN DIVERSOS MUNICIPIOS DEL ESTADO DE AGUASCALIENTES	15,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE VILLANUEVA, EN EL ESTADO DE ZACATECAS	7,700,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO CALLE SIN NOMBRE COL PANAMERICANA, LA CRUZ, CHIHUAHUA	2,139,933

REHABILITACIÓN DEL TEATRO DE LA CIUDAD, ANTIGUO CONGRESO, EN CUERNAVACA, MORELOS	50,000,000
REENCARPETADO CON CONCRETO ASFÁLTICO EN AV. PROGRESO, MUNICIPIO NEXTLALPAN, MÉXICO	2,200,659
CONSTRUCCIÓN DE PUENTE ELEVADO DE LA VÍA RÁPIDA, EN ACAPULCO DE JUÁREZ, GUERRERO	10,000,000
CONTRUCCIÓN DE GIMNASIO MULTIDISCIPLINARIO PORFIRIO DÍAZ, EN SAN DAMIÁN TEXÓLOC, TLAXCALA	10,000,000
CONSTRUCCIÓN DE RASTRO MUNICIPAL EN EL MUNICIPIO DE JALPA, ZACATECAS.	4,500,000
PAVIMENTACIÓN A BASE DE CONCRETO HIDRÁULICO CALLE GUERRERO, CABECERA MUNICIPAL, CHALCATONGO DE HIDALGO, OAXACA	1,500,000
PAVIMENTACIÓN HIDRÁULICA CALLE AVENIDA SAN JOSÉ LOCALIDAD HUAUTLA, HUAUTLA, HIDALGO	2,539,013
CONSTRUCCION DE DORMITORIOS PARA ALBERGUE DE LA UMR 22 DEL IMSS, EN ZACUALTIPÁN DE ÁNGELES, HIDALGO	653,830
INFRAESTRUCTURA PARA EL DESARROLLO MUNICIPAL SOCIAL, EN CONTLA DE JUAN CUAMATZI, TLAXCALA	500,000
PROYECTOS DE INFRAESTRUCTURA PÚBLICA EN EL ESTADO DE DURANGO	50,000,000
PAVIMENTACIÓN HIDRÁULICA DE CALLE PROLONGACIÓN IGNACIO ZARAGOZA, TENANGO DE DORIA, HIDALGO	899,347

INFRAESTRUCTURA EN EL MUNICIPIO DE TEMAX, YUCATÁN	3,000,000
CONSTRUCCIÓN VIAL EN BOULEVARD COLOSIO ENTRONQUE CHACÓN, ENTRONQUE PLAZA Q. ENTRONQUE PFP, EN EL ESTADO DE HIDALGO	181,760,000
PAVIMENTACIÓN DE CALLES VARIAS DEL MUNICIPIO, TEMOZÓN, YUCATÁN	2,920,070
CONSTRUCCIÓN DE GUARNICIONES Y BANQUETAS EN DIVERSAS CALLES DEL MUNICIPIO, TELCHAC PUERTO, YUCATÁN	2,500,067
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE SALVADOR ESCALANTE, MICHOACÁN	1,500,000
CONSTRUCCIÓN DE TECHADO ESCUELA PRIMARIA TEODOMIRO MANZANO, CARDONAL, HIDALGO	1,500,000
CONSTRUCCIÓN DE GIMNASIO Y AUDITORIO DE LA UNIVERSIDAD TECNOLÓGICA DE CIUDAD JUÁREZ, MUNICIPIO DE JUÁREZ, CHIHUAHUA	15,000,000
REHABILITACIÓN DEL TRAMO CARRETERO METEPEC - HUEHUETLA, EL ESTRIBO, MUNICIPIO DE TENANGO DE DORIA, HIDALGO	5,680,000
INFRAESTRUCTURA PARA EL MUNICIPIO DE MIER, TAMAULIPAS	5,000,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE TEPEYAHUALCO, PUEBLA.	1,500,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE MEXQUITIC DE CARMONA, EN SAN LUIS POTOSÍ.	3,000,000
INFRAESTRUCTURA SOCIAL EN EL ESTADO DE GUANAJUATO	195,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE JOCOTEPEC, JALISCO.	2,900,000
REHABILITACIÓN DEL SISTEMA DE AGUA POTABLE EN LA LOCALIDAD DE HACIENDA AMBAS AGUAS (PRIMERA ETAPA), EN EL MUNICIPIO DE LA YESCA, NAYARIT.	1,200,000
OBRAS DE DRENAJE, PUENTES Y CAMINOS RURALES EN DIVERSOS MUNICIPIOS DEL ESTADO DE CAMPECHE	20,000,000

CONSTRUCCIÓN DE PUENTE PEATONAL SOBRE LA AV. UNIVERSIDAD EN LA COLONIA SANTA CECILIA EN LA CABECERA MUNICIPAL DE OCOTLÁN, JALISCO.	3,900,000
CONSTRUCCIÓN DE TECHUMBRE ESCUELA PRIMARIA LIDUVINA BENAVIDES PEÑA, VICTORIA, TAMAULIPAS	724,294
CONSTRUCCIÓN DE PARQUE LINEAL E INFRAESTRUCTURA PARA LA MOVILIDAD SUSTENTABLE EN LA DELEGACIÓN LÓPEZ COTILLA, EN EL MUNICIPIO DE SAN PEDRO TLAQUEPAQUE, JALISCO.	10,000,000
CONSTRUCCIÓN DE CASA DE CULTURA, RINCÓN DE ROMOS, AGUASCALIENTES	5,000,000
INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE HIDALGO, DURANGO	4,401,011
CONSTRUCCIÓN DE PARQUE LINEAL (1A ETAPA CALLE SOL A CALLE INDEPENDENCIA) EN EL MUNICIPIO DE TEPATITLÁN DE MORELOS JALISCO.	9,700,000
PAVIMENTACION DE LA CALLE EDUARDO GOROSTIZA EN LA COLONIA PURISIMA, EN TACÁMBARO, MICHOACÁN	700,000
REHABILITACIÓN DE PLAZA BANDERAS, EN BOCA DEL RÍO, VERACRUZ	5,000,000
CONSTRUCCIÓN DE TECHADO EN CANCHA DE USOS MÚLTIPLES PRIMARIA JOSEFA ORTIZ DE DOMÍNGUEZ, METEPEC, HIDALGO	1,000,000
INFRAESTRUCTURA PARA EL DESARROLLO MUNICIPAL SOCIAL, EN MINERAL DEL CHICO, HIDALGO	500,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE MANLIO FABIO ALTAMIRANO, VERACRUZ.	4,700,000
CONSTRUCCIÓN DE PAVIMENTO ASFALTICO CALLE MAGNOLIA, CUERNAVACA, MORELOS.	418,249
INFRAESTRUCTURA Y DESARROLLO MUNICIPAL PARA EL MUNICIPIO DE SAN MIGUEL SOYALTEPEC, OAXACA	1,000,000
INFRAESTRUCTURA PARA EL MUNICIPIO DE AYOTLÁN, JALISCO	10,000,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE GENERAL FRANCISCO R. MURGUÍA, EN EL ESTADO DE ZACATECAS	2,000,000
CONSTRUCCIÓN DE GUARNICIONES, BANQUETAS Y PAVIMENTO HIDRÁULICO DE LA CALLE CONSTITUCIÓN ENTRE LAS CALLES VENUSTIANO CARRANZA Y 16 DE SEPTIEMBRE, EN LA COLONIA PATRIA LIBRE 1A SECCIÓN, EN EL MUNICIPIO DE COSOLEACAQUE, VERACRUZ	2,970,000

INFRAESTRUCTURA HIDRÁULICA EN EL MUNICIPIO DE CUAUHTÉMOC, EN EL ESTADO DE ZACATECAS	4,000,000
INFRAESTRUCTURA SOCIAL PARA EL MUNICIPIO DE TANGANCÍCUARO, MICHOACÁN	5,000,000
INFRAESTRUCTURA PARA EL DESARROLLO MUNICIPAL SOCIAL, EN SAYULA, JALISCO	1,500,000
CONSTRUCCIÓN DE PAVIMENTO CON CONCRETO HIDRÁULICO EN LA AVENIDA BENITO JUÁREZ, SANTO DOMINGO ZANATEPEC, ESTADO DE OAXACA	7,627,725
CONSTRUCCIÓN DE CASA DE LA CULTURA EN SAN FRANCISCO TEPEYANCO, TEPEYANCO, TLAXCALA	7,000,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO DE LA PRIVADA 1 DE BENITO JUAREZ DE LA COLONIA LOS FRESNOS, EN NOGALES, VERACRUZ	1,400,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN CALLE 30 DE SEPTIEMBRE, EN EL MUNICIPIO DE TEMOAC, MORELOS	2,500,000
CONSTRUCCIÓN DE PAVIMENTO HIDRÁULICO EN LA CALLE MADERO EN LA LOCALIDAD DE TUXPAN, EN EL MUNICIPIO DE TUXPAN, NAYARIT	1,600,000
PROYECTOS DE INFRAESTRUCTURA PÚBLICA EN EL ESTADO DE SINALOA	232,000,000
CONSTRUCCION DE GIMNASIO AL AIRE LIBRE, EN ZEMPOALA, HIDALGO	350,291

CONSTRUCCIÓN DE PARQUE URBANO LA ALAMEDA, EN EL MUNICIPIO DE TEPATITLÁN DE MORELOS, JALISCO.	7,500,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE MIGUEL AUZA, EN EL ESTADO DE ZACATECAS	1,000,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE ZACAPU, MICHOACÁN.	10,000,000
CONSTRUCCIÓN DE CAMPO DE FUTBOL EN LA UNIDAD DEPORTIVA EN EL MUNICIPIO DE NUEVO CASAS GRANDES, CHIHUAHUA	2,000,000
CONSTRUCCIÓN DE TECHADO EN PLAZA CÍVICA, ZONA CENTRO LOCALIDAD EL VITHE, CARDONAL, HIDALGO	1,500,000
CONSTRUCCION DE GIMNASIO AL AIRE LIBRE EN EL CENTRO DE LA COMUNIDAD, EN APAN, HIDALGO	450,000
PAVIMENTACION DE LA CALLE RIO NAZAS COL VISTA DEL LAGO MPIO DE PÁTZCUARO MICHOACÁN	2,800,000
INFRAESTRUCTURA DEPORTIVA (ALBERCA SEMIOLIMPICA), EN SALVATIERRA, GUANAJUATO	5,200,000
DESARROLLO E INFRAESTRUCTURA MUNICIPAL EN UNIÓN DE SAN ANTONIO, JALISCO	5,000,000
INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE HOPELCHÉN, CAMPECHE	2,000,000
PAVIMENTACIÓN HIDRÁULICA DEL ACCESO AL CENTRO ECOTURÍSTICO "BITHA XANTHE" DE LA LOCALIDAD DE SAN PEDRO TLACHICHILCO, MUNICIPIO DE ACAXOCHITLÁN, HIDALGO	1,000,000
PAVIMENTACIÓN HIDRÁULICA DE LA CALLE "16 DE SEPTIEMBRE" EN LA LOCALIDAD DE SAN ANDRÉS, MUNICIPIO DE SAN BARTOLO TUTOTEPEC, HIDALGO	1,000,000
INFRAESTRUCTURA DEPORTIVA EN EL MUNICIPIO DE TEPATITLÁN DE MORELOS, JALISCO.	10,000,000
INFRAESTRUCTURA EN EL MUNICIPIO DE TRES VALLES, VERACRUZ DE IGNACIO DE LA LLAVE	3,000,000
PAVIMENTACION DE LA CALLE PASO DE CORTES Y CALLE SANTA MARIA EN LA CABECERA MUNICIPAL DE OJUELOS DE JALISCO, JALISCO	7,359,825
REHABILITACIÓN DEL PARQUE LAGUNILLA EN EL POBLADO DE SAN ANTÓN, CUERNAVACA, MORELOS.	1,000,000
REHABILITACIÓN DE UNIDAD DEPORTIVA, EN BALLEZA, CHIHUAHUA	2,000,000
INFRAESTRUCTURA PARA EL MUNICIPIO DE GUSTAVO DÍAZ ORDAZ, TAMAULIPAS	31,000,000
REAHABILITACION DEL CAMPO DE FUTBOL DE LA LOCALIDAD DE HUEHUETLA, MUNICIPIO DE HUEHUETLA, HIDALGO	730,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE UNIÓN DE SAN ANTONIO, JALISCO	110,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE CHAHUITES, OAXACA.	2,000,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN LA AVENIDA SAN FRANCISCO, URUAPAN, MICHOACÁN	20,000,000
CONSTRUCCION DE LA PRIMERA ETAPA DE LA REHABILITACIÓN PARQUE ALAMEDA, EN ATOTONILCO EL GRANDE, HIDALGO	2,000,000
INFRAESTRUCTURA DEPORTIVA EN EL MUNICIPIO DE ATLAUTLA, ESTADO DE MÉXICO.	1,500,000

CONSTRUCCIÓN CAMINO ALIMENTADOR ARROLLO DEL MONTE A LA LOCALIDAD DEL KILOMETRO 100 ENTRE CARRETERA FEDERAL TUXPAN- TAMPICO Y BRECHA HUASTECA, EN EL MUNICIPIO DE TAMPICO ALTO, EN EL ESTADO DE VERACRUZ	5,000,000
INFRAESTRUCTURA PARA EL MUNICIPIO DE SAN ANDRÉS TENEJAPAN EN EL ESTADO DE VERACRUZ	5,000,000
CONSTRUCCIÓN DE MURO DE CONTENCIÓN, OBRA DE DRENAJE Y PAVIMENTACIÓN PARA RECONSTRUIR VIALIDAD, EN ZITÁCUARO, MICHOACÁN	9,200,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE ATENGUILLO, JALISCO.	4,000,000
INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE PLAYAS DE ROSARITO, BAJA CALIFORNIA	7,500,000
INFRAESTRUCTURA Y DESARROLLO MUNICIPAL EN COQUIMATLÁN, COLIMA	5,000,000
CONSTRUCCIÓN DE TEATRO AL AIRE LIBRE EN EL INSTITUTO TECNOLÓGICO DE ROQUE, EN EL MUNICIPIO DE CELAYA, EN EL ESTADO DE GUANAJUATO	4,000,000
PAVIMENTACIÓN CON ADOQUÍN CALLE 20 DE NOVIEMBRE, COMUNIDAD DIMAS, SAN IGNACIO, SINALOA	2,000,000
PAVIMENTACIÓN CALLE GUANAJUATO, COLONIA TRES DE MAYO, EN EL MUNICIPIO DE EMILIANO ZAPATA, MORELOS.	3,500,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE ACAPULCO DE JUÁREZ, GUERRERO.	13,000,000
	2,556,300

PAVIMENTACIÓN CON CONCRETO ASFÁLTICO DE LA AV. 16 DE JULIO, ENTRE AV. AYUNTAMIENTO Y AV. EMILIANO ZAPATA, MUNICIPIO NEXTLALPAN, MÉXICO	
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE ATOLINGA, EN EL ESTADO DE ZACATECAS	4,000,000
INFRAESTRUCTURA MUNICIPAL EN HUEJOTITÁN, CHIHUAHUA	1,180,000
CONSTRUCCIÓN DE TECHUMBRE A BASE DE ARCOTECHO EN CANCHA DE USOS MÚLTIPLES, COL. LAS TORRES DE CIVAC, EN EL MUNICIPIO DE JIUTEPEC, MORELOS.	2,600,000
RECONSTRUCCIÓN DE LA CARRETERA LOS MOCHIS - TOPOLOBAMPO, EN EL ESTADO DE SINALOA	100,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE MIER, TAMAULIPAS.	1,250,000
PAVIMENTACIÓN HIDRÁULICA DE CALLE BACHILLERES, TENANGO DE DORIA, HIDALGO	616,252
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE JUÁREZ, MICHOACÁN.	3,000,000
PROYECTOS DE CONSTRUCCIÓN Y REHABILITACIÓN DE OBRA PÚBLICA CON BENEFICIOS SOCIALES, EN EL ESTADO DE GUERRERO	136,000,000

INFRAESTRUCTURA DEPORTIVA EN EL MUNICIPIO DE GENERAL PLUTARCO ELÍAS CALLES, EN SONORA.	1,500,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE JAUMAVE, TAMAULIPAS.	4,300,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE ATLIXTAC 1RA ETAPA, GUERRERO	1,208,000
PAVIMENTACIÓN HIDRÁULICA DE CALLE ESCOBAR, MINERAL DEL MONTE, HIDALGO	2,485,487
CONSTRUCCIÓN DE PAVIMENTO HIDRÁULICO Y ALUMBRADO PÚBLICO CALLE MALVA ENTRE CALLE IRIS Y PARAÍSO, COLONIA MILPILLAS, DELEGACIÓN MIGUEL HIDALGO, CUERNAVACA, MORELOS.	852,216
INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE EL NARANJO, SAN LUIS POTOSÍ	6,500,000
CONSTRUCCIÓN DE TECHUMBRE ESCUELA SECUNDARIA TÉCNICA NO. 63 LÁZARO CÁRDENAS, GÓMEZ PALACIO, DURANGO	708,960
PAVIMENTACIÓN ASFÁLTICA CALLE 15 DE MAYO, MELCHOR OCAMPO, NUEVO LEÓN	2,978,712
CONSTRUCCIÓN TECHUMBRE EN LA ESCUELA SECUNDARIA TÉCNICA NÚM. 63 LÁZARO CARDENAS, GÓMEZ PALACIO, DURANGO	708,960
CONSTRUCCIÓN, PERFORACIÓN Y EQUIPAMIENTO DE POZO EN LA LOCALIDAD DE LA CAPILLA DEL REFUGIO, EN EL MUNICIPIO DE IXTLAHUACÁN DE LOS MEMBRILLOS, JALISCO	2,000,000
PAVIMENTACIÓN A BASE DE CONCRETO HIDRAULICO CALLE PRINCIPAL EN CABECERA MUNICIPAL, CHALCATONGO DE HIDALGO, OAXACA	2,500,000
CONSTRUCCIÓN DE TECHUMBRE ESCUELA SECUNDARIA GRAL. BICENTENARIO DE LA INDEPENDENCIA, GÓMEZ PALACIO, DURANGO	527,500
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE AHUALULCO DE MERCADO, JALISCO.	1,000,000
CONSTRUCCIÓN DE PAVIMENTO DE ADOQUÍN CON BANQUETAS Y GUARNICIONES EN CALLE RIO BRAVO EN EL MUNICIPIO DE TEPEYANCO, TLAXCALA	1,000,000
INFRAESTRUCTURA PÚBLICA VIAL EN EL ESTADO DE AGUASCALIENTES	200,000,000
INFRAESTRUCTURA MUNICIPAL EN XONACATLÁN, MÉXICO	5,000,000
INFRAESTRUCTURA PARA EL MUNICIPIO DE TAMPICO ALTO, VERACRUZ	10,000,000
CONSTRUCCIÓN DE GUARNICIONES Y BANQUETAS EN LA CARRETERA A TLACOTEPEC, LOCALIDAD HUEYAPAN, TETELA DEL VOLCÁN, MORELOS	600,000
INFRAESTRUCTURA MUNICIPAL PARA EL MUNICIPIO DE MAZATEPEC, MORELOS	2,000,000
PAVIMENTACIÓN DE CALLE HIGUERA EN LA CABECERA MUNICIPAL, EN EL MUNICIPIO DE VENADO, EN EL ESTADO DE SAN LUIS POTOSÍ	2,750,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE VETAGRANDE, EN EL ESTADO DE ZACATECAS	4,000,000

CONSTRUCCIÓN DE PAVIMENTO HIDRÁULICO PRIVADA TULIPANES, COLONIA FEDERACIÓN, DELEGACIÓN ANTONIO BARONA, CUERNAVACA, MORELOS.	317,380
CONSTRUCCIÓN DE TECHUMBRE JARDÍN DE NIÑOS EMILIANO ZAPATA, LOCALIDAD HUEYAPAN, TETELA DEL VOLCÁN, MORELOS	1,020,556
CONSTRUCCIÓN DE ESTRUCTURA Y CUBIERTA METALICA, EN HIDALGO, MICHOACÁN	800,000
AMPLIACIÓN DEL CENTRO DE REHABILITACIÓN INTEGRAL DIF MUNICIPAL, EN JIMÉNEZ, CHIHUAHUA	1,000,000
INFRAESTRUCTURA EN EL MUNICIPIO DE SOLIDARIDAD, QUINTANA ROO	15,000,000
INFRAESTRUCTURA PARA EL MUNICIPIO DE OCAMPO, TAMAULIPAS	4,000,000
PAVIMENTACIÓN EN CALLE PRINCIPAL CON CONCRETO HIDRÁULICO EN LOCALIDAD DE METEPEC RIO SECO, METEPEC, HIDALGO	2,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE JUANACATLÁN, JALISCO.	6,000,000
CONSTRUCCIÓN DE CANCHA DE FUTBOL SOCCER EN EL MUNICIPIO DE TETELA DEL VOLCÁN DEL ESTADO DE MORELOS	1,000,000
INFRAESTRUCTURA SOCIAL EN EL ESTADO DE TABASCO	19,770,293
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE CONTLA DE JUAN CUAMATZI, TLAXCALA	1,000,000
INFRAESTRUCTURA MUNICIPAL PARA EL MUNICIPIO DE ZITÁCUARO, MICHOACÁN DE OCAMPO	2,668,900
INFRAESTRUCTURA MUNICIPAL EN PALIZADA, CAMPECHE	1,500,000
REHABILITACIÓN DEL CAMINO DE WADLEY A SAN JOSE DE CORONADOS, EN EL MUNICIPIO DE CATORCE, SAN LUIS POTOSÍ	4,991,302
	1,000,000

CONSTRUCCIÓN DE PAVIMENTO DE ADOQUÍN CON BANQUETAS, GUARNICIONES Y ALCANTARILLADO EN QUINTA PRIVADA DE LA CALLE 20 DE NOVIEMBRE EN EL MUNICIPIO DE TEPEYANCO, TLAXCALA	
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE METLATÓNOC, GUERRERO.	3,000,000
REHABILITACIÓN DE SANITARIOS DE 8 MÓDULOS PARA NIÑOS Y NIÑAS ESCUELA PRIMARIA MIGUEL HIDALGO, CANATLÁN, DURANGO	180,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE CÁRDENAS, SAN LUIS POTOSÍ.	2,384,141
PAVIMENTACIÓN DE CALLES VARIAS EN EL MUNICIPIO, MUXUPIP, YUCATÁN	2,720,146
INFRAESTRUCTURA PARA EL MUNICIPIO DE ATOTONILCO DE TULA, HIDALGO	5,000,000
INFRAESTRUCTURA Y DESARROLLO MUNICIPAL EN NAUCALPAN DE JUÁREZ, MÉXICO	15,000,000
CONSTRUCCIÓN DE TECHUMBRE JARDÍN DE NIÑOS DANIS LAO LÓPEZ, GÓMEZ PALACIO, DURANGO	1,254,420
REHABILITACIÓN DE LA CASA DE LA CULTURA FERNANDO Z. MALDONADO, EN LA CABECERA MUNICIPAL DE CÁRDENAS, SAN LUIS POTOSÍ.	2,588,410

INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE CARMEN, CAMPECHE	8,000,000
INFRAESTRUCTURA VIAL A BASE DE MICROCARPETA PASEO ANÁHUAC, DESDE EL OBELISCO HASTA FUENTE DEL PASEO , EN HUIXQUILUCAN, MÉXICO	13,467,300
CONSTRUCCIÓN DE TECHUMBRE ESCUELA PRIMARIA GENERAL JESÚS GARCÍA GUTIÉRREZ, GÓMEZ PALACIO, DURANGO	900,126
CONSTRUCCIÓN DE SISTEMA DE ALCANTARILLADO SANITARIO Y PLANTA DE TRATAMIENTO DE AGUAS RESIDUALES PARA BENEFICIAR A LA COMUNIDAD DE SANTA ANA DE ALLENDE EN CHAPULHUACÁN EN EL ESTADO DE HIDALGO	7,500,000
CONSTRUCCIÓN DE INFRAESTRUCTURA VIAL EN LA CABECERA MUNICIPAL DE OMEALCA, VERACRUZ	4,000,000
INFRAESTRUCTURA MUNICIPAL EN NUEVO CASAS GRANDES, CHIHUAHUA	4,300,000
CONSTRUCCIÓN DE PAVIMENTACIÓN DE CONCRETO EN AV. PICACHO COL. GUADALUPE, VILLA DE TEZONTEPEC, HIDALGO	961,341
REHABILITACIÓN DE LA PLAZUELA PRINCIPAL, LOCALIDAD DE LA LABOR, SAN IGNACIO, SINALOA	2,000,000
INFRAESTRUCTURA EDUCATIVA EN EL MUNICIPIO DE TEPECHITLÁN, EN EL ESTADO DE ZACATECAS	1,000,000
CONSTRUCCIÓN DE GIMNASIO AL AIRE LIBRE EN LA COL. RINCONES DE LA HACIENDA, MUNICIPIO DE TULANCINGO DE BRAVO, HIDALGO	180,000
INFRAESTRUCTURA BÁSICA PARA EL MUNICIPIO DE CALNALI, HIDALGO	8,300,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE TINGAMBATO, MICHOACÁN	1,000,000
CONSTRUCCIÓN DE PAVIMENTO EN CALLES DEL MUNICIPIO, BACALAR, QUINTANA ROO	10,000,000
2ª. ETAPA DE LA CONSTRUCCIÓN DEL MODULO DE RIEGO, DISTRITO 11, EN SALVATIERRA, GUANAJUATO	8,000,000
REHABILITACIÓN DE CANCHA EN UNIDAD DEPORTIVA ORGULLO CANADIENSE, EN LA CABECERA MUNICIPAL DE CÁRDENAS, SAN LUIS POTOSÍ.	3,166,981
INFRAESTRUCTURA HIDRÁULICA EN EL MUNICIPIO DE GENERAL ENRIQUE ESTRADA, EN EL ESTADO DE ZACATECAS	2,000,000
INFRAESTRUCTURA SOCIAL PARA EL MUNICIPIO DE TEZONTEPEC DE ALDAMA EN EL ESTADO DE HIDALGO	10,000,000
INFRAESTRUCTURA Y DESARROLLO MUNICIPAL EN HUNUCMÁ, YUCATÁN	5,000,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE PÁTZCUARO, MICHOACÁN	15,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE AMEALCO DE BONFIL, QUERÉTARO	75,000,000
CONSTRUCCIÓN DE PARQUE DE CONVIVENCIA VILLAS DEL BAJÍO EN CELAYA, GUANAJUATO	1,000,000

CONSTRUCCIÓN DE BOULEVARD EN CABECERA MUNICIPAL, METEPEC, HIDALGO	5,000,000
PROYECTOS DE INFRAESTRUCTURA EN LA ZONA METROPOLITANA DE PUEBLA	120,000,000
INFRAESTRUCTURA CARRETERA EN EL MUNICIPIO DE JUCHIPILA, EN EL ESTADO DE ZACATECAS	10,700,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE JIMÉNEZ DEL TEUL, EN EL ESTADO DE ZACATECAS	4,000,000
INFRAESTRUCTURA MUNICIPAL EN TECOMÁN, COLIMA	2,000,000
CONSTRUCCIÓN DE LA SEGUNDA ETAPA DEL BOULEVARD EN LA LOCALIDAD DE TIERRA COLORADA, MUNICIPIO DE JUAN R. ESCUDERO, ESTADO DE GUERRERO	25,000,000
INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE MEXICALI, BAJA CALIFORNIA	15,000,000
AMPLIACIÓN DE RED DE AGUA POTABLE Y PAVIMENTACIÓN EN CALLE 15, 16 Y 17, CUMPAS, SONORA	4,500,000
CONSTRUCCIÓN DE GUARNICIONES Y BANQUETAS EN DIVERSAS CALLES DEL MUNICIPIO, MUXUPIP, YUCATÁN	2,680,000
INFRAESTRUCTURA VIAL, HIDRÁULICA Y EN SERVICIOS BÁSICOS, EN EL ESTADO DE GUERRERO	124,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE TLAXCALA, TLAXCALA	2,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE HEROICA CIUDAD DE TLAXIACO, OAXACA	10,000,000
CONSTRUCCION DE ARCOTECHO EN EL JARDIN DE NIÑOS BERNAL DIAZ DEL CASTILLO, EN TEPEJI DEL RÍO DE OCAMPO, HIDALGO	1,174,550
REHABILITACIÓN DE VIALIDADES ALIMENTADORAS DE LA LINEA TRES DEL TREN LIGERO EN LA ZONA ORIENTE DEL MUNICIPIO DE SAN PEDRO TLAQUEPAQUE, JALISCO.	10,000,000
PAVIMENTACIÓN DE CONCRETO HIDRÁULICO Y SERVICIOS DE LA CALLE LA UNIÓN, EN TENANGO DEL AIRE, MÉXICO	1,523,697

REHABILITACIÓN DE LA AV. 33 PARTE PONIENTE DEL MUNICIPIO, PROGRESO, YUCATÁN	11,818,289
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SANTA ANA NOPALUCAN, TLAXCALA	1,000,000
CONSTRUCCIÓN DE GUARNICIONES, BANQUETAS Y PAVIMENTO HIDRÁULICO DE LA CALLE 1RO. DE MAYO ENTRE CARRETERA COSTERA DEL GOLFO Y CALLE INDEPENDENCIA, EN LA LOCALIDAD DE ESTERO DEL PANTANO, EN EL MUNICIPIO DE COSOLEACAQUE, VERACRUZ	2,615,350
CONSTRUCCIÓN DE TECHUMBRE TIPO INEIEM CENDI NO. 4 EN EL MUNICIPIO DE JIUTEPEC, MORELOS	2,200,000
PAVIMENTACIÓN DEL CAMINO PETATLÁN SAN VALENTÍN, EN EL MUNICIPIO DE PETATLÁN DEL ESTADO DE GUERRERO	25,000,000
INFRAESTRUCTURA PARA EL MUNICIPIO DE PLAYA VICENTE, VERACRUZ	3,500,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE VILLA GONZÁLEZ ORTEGA, EN EL ESTADO DE ZACATECAS	4,000,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO DE LA CALLE FRESNOS, COL ARBOLEDAS DE ZACATEPEC, EN EL MUNICIPIO DE ZACATEPEC, MORELOS	2,300,000
REHABILITACIÓN DE LA CALLE DWIGHT MORROW, CUERNAVACA, MORELOS	15,000,000
INFRAESTRUCTURA PARA EL DESARROLLO MUNICIPAL EN SAN BLAS ATEMPA, OAXACA	15,000,000
CONSTRUCCIÓN DE TECHUMBRE EN PATIO Y TEATRO DEL JARDÍN DE NIÑOS FRANCISCO RAMÍREZ CANALES, MIER, TAMAULIPAS	1,626,492
CONSTRUCCIÓN DE AUDITORIO MUNICIPAL, CHINA, NUEVO LEÓN	10,275,540
MODERNIZACIÓN DE CALLE OBREGÓN PRIMERA ETAPA EN LA CABECERA MUNICIPAL EN EL MUNICIPIO DE IXTLAHUACÁN DE LOS MEMBRILLOS, JALISCO	9,000,000
CONSTRUCCIÓN DE PAVIMENTO HIDRÁULICO PRIVADA ORQUÍDEA, COLONIA FEDERACIÓN, DELEGACIÓN ANTONIO BARONA, CUERNAVACA, MORELOS.	414,366
PROYECTOS DE INFRAESTRUCTURA HIDRÁULICA EN EL ESTADO DE NAYARIT	50,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE TOCATLÁN, TLAXCALA	1,000,000
INFRAESTRUCTURA DEPORTIVA EN EL MUNICIPIO DE LA YESCA, NAYARIT.	3,000,000
PAVIMENTACIÓN HIDRÁULICA DE CALLE GONZÁLEZ ORTEGA, TENANGO DE DORIA, HIDALGO	688,828
CONSTRUCCIÓN DE DOS AULAS Y BAÑOS SANITARIOS EN JARDÍN DE NIÑOS GUADALUPE BERNAL DE CUELLAR, SANTA CRUZ QUILEHTLA, TLAXCALA	1,059,873
INFRAESTRUCTURA PARA EL DESARROLLO MUNICIPAL SOCIAL, EN SANTIAGO HUAJOLOTITLÁN, OAXACA	1,000,000
PAVIMENTACION DE LA CALLE LUIS G URBINA COL LOMA LINDA MUNICIPIO DE PÁTZCUARO, MICHOACÁN	1,334,177
CONSTRUCCIÓN DE GRADAS CON TECHUMBRE, BASTIDORES Y BAÑOS, PISTA COMPLETA CON GUARNICIONES EN LA UNIDAD DEPORTIVA DE TLANCHINOL, HIDALGO	3,988,336
INFRAESTRUCTURA ECONÓMICA PARA EL ESTADO DE MORELOS	30,000,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO DE LA CALZADA DE GUADALUPE, 1ERA ETAPA, EN COCULA, GUERRERO	1,000,000
CONSTRUCCIÓN DE BARDA PERIMETRAL EN LA ESCUELA PRIMARIA IGNACIO ALLENDE, LOC. SAN DIEGO TEPANTONGO, ATLATLAHUCAN, MORELOS	1,140,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE ETZATLÁN, JALISCO.	6,500,000
INFRAESTRUCTURA EN EL MUNICIPIO DE SANTA CATARINA, NUEVO LEÓN	10,000,000
REHABILITACIÓN DE CANCHA TECHADA EN LA COMUNIDAD DE TAMALA, IXTLAHUACÁN, COLIMA	1,158,478
MODERNIZACIÓN DE CARRETERAS ESTATALES, EN EL ESTADO DE QUERÉTARO	200,000,000
INFRAESTRUCTURA PARA EL DESARROLLO MUNICIPAL SOCIAL, EN SAN JUAN DE GUADALUPE, DURANGO	500,000
INFRAESTRUCTURA PARA EL MUNICIPIO DE NAUCALPAN DE JUÁREZ, MÉXICO	15,000,000
PROYECTOS DE INFRAESTRUCTURA PÚBLICA EN EL ESTADO DE SAN LUIS POTOSÍ	80,000,000
INFRAESTRUCTURA CARRETERA EN EL MUNICIPIO DE MORELOS, EN EL ESTADO DE ZACATECAS	4,000,000
INFRAESTRUCTURA MUNICIPAL EN DIVERSOS MUNICIPIOS DEL ESTADO DE CHIAPAS	15,000,000
CONSTRUCCIÓN DEL TECHADO DE LA CANCHA MUNICIPAL EL ROSARIO, SECCIÓN SEGUNDA, EN SAN PABLO HUITZO, OAXACA	1,500,000
INFRAESTRUCTURA PARA EL DESARROLLO MUNICIPAL SOCIAL, EN JUÁREZ HIDALGO, HIDALGO	500,000
PAVIMENTACIÓN EN LA CALLE CRISTO REY, LOCALIDAD ANENECUILCO, AYALA, MORELOS	1,000,000
INFRAESTRUCTURA PARA EL MUNICIPIO DE SALAMANCA, GUANAJUATO	3,000,000
INFRAESTRUCTURA DE DESARROLLO MUNICIPAL EN EL MUNICIPIO DE AHUACUOTZINGO, GUERRERO	2,000,000
CONSTRUCCIÓN DE DOMO EN KANTUNILKIN, LÁZARO CÁRDENAS, QUINTANA ROO	2,500,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO CALLE FEDERAL, ACCESO MARÍA SANTA CATARINA ZAPOQUILA, EN SANTA CATARINA ZAPOQUILA, OAXACA	1,400,000
CONSTRUCCIÓN DE TECHUMBRE DE LA CANCHA EN SECUNDARIA JOSÉ MARÍA MORELOS Y PAVÓN EN LA COMUNIDAD DE HUAJINTLAN, AMACUZAC, MORELOS	2,100,000
INFRAESTRUCTURA SOCIAL EN PLAZA COMUNITARIA DELTA 2000, EN EL MUNICIPIO DE LEÓN, GUANAJUATO	9,800,000
REHABILITACIÓN DE LA PLAZA PRINCIPAL, EN TEPEHUACÁN DE GUERRERO, HIDALGO	7,000,000

INFRAESTRUCTURA MUNICIPAL PARA EL MUNICIPIO DE CÁRDENAS, SAN LUIS POTOSÍ	2,000,000
INFRAESTRUCTURA PARA EL DESARROLLO MUNICIPAL EN OJINAGA, CHIHUAHUA	4,000,000
INFRAESTRUCTURA DEPORTIVA EN EL MUNICIPIO DE SAN SEBASTIÁN DEL OESTE, JALISCO.	3,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE MELCHOR OCAMPO DEL ESTADO DE MÉXICO	15,000,000
CONSTRUCCIÓN DE BARDA PERIMETRAL EN LA ESCUELA SECUNDARIA OFICIAL DE DR. MORA, EN EL MUNICIPIO DE DOCTOR MORA, GUANAJUATO	489,000

CONSTRUCCIÓN DE PAVIMENTO DE CONCRETO HIDRÁULICO DE UN F´C= 200 KG/CM2 EN LA CALLE GUTIERREZ ZAMORA ENTRE LA CARRETERA FEDERAL 180 Y CALLE INDEPENDENCIA PRIMERA ETAPA DE LA LOCALIDAD DE EMILIO CARRANZA EN EL MUNICIPIO DE VEGA DE ALATORRE, VERACRUZ	5,000,000
CONSTRUCCIÓN DE PAVIMENTO BASE DE CONCRETO HIDRÁULICO EN LA CALLE 12 DE DICIEMBRE, COL SAN JUAN, PURÉPERO, MICHOACÁN	750,000
INFRAESTRUCTURA SOCIAL EN EL ESTADO DE TAMAULIPAS	100,000,000
PAVIMENTACIÓN CON CONCRETO ASFALTICO CALLE GARDENIA RANCHO CORTES, CUERNAVACA, MORELOS.	559,236
CONSTRUCCION DE PRIMERA ETAPA DE LA UNIDAD DEPORTIVA Y DE RECREACIÓN EL TEJOCOTE, EN AJACUBA, HIDALGO	2,000,000
INFRAESTRUCTURA Y DESARROLLO EN EL MUNICIPIO DE PUERTO PEÑASCO, SONORA	5,000,000
INFRAESTRUCTURA PARA EL DESARROLLO MUNICIPAL SOCIAL, EN JACALA DE LEDEZMA, HIDALGO	500,000
CONSTRUCCION INTEGRAL DE LA CALLE CANADÁ ENTRE LÓPEZ MATEOS Y VENUSTIANO CARRANZA EN EL MUNICIPIO DE SAHUAYO, MICHOACÁN	1,600,000
SEGUNDA ETAPA DEL MALECÓN COSTERO EN LA PAZ, BAJA CALIFORNIA SUR	200,000,000
INFRAESTRUCTURA DEPORTIVA EN EL MUNICIPIO DE GUADALAJARA, JALISCO.	45,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE AMAXAC DE GUERRERO, TLAXCALA	1,500,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN CALLE LA PAZ EN ERONGARÍCUARO, MICHOACÁN	2,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE ZACAPU, MICHOACÁN.	2,000,000
INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE COSAUTLÁN DE CARVAJAL, VERACRUZ	2,500,000
CONSTRUCCIÓN DE PAVIMENTO DE CONCRETO ASFÁLTICO Y SERVICIOS EN CALLE PLAN DE SAN LUIS (TERCERA ETAPA), EN LA CABECERA MUNICIPAL DE TEPETLIXPA, ESTADO DE MÉXICO.	1,814,000
CONSTRUCCIÓN DE CENTRO DE SALUD EN LA DELEGACIÓN DE SAN JOSÉ DE GRACIA DEL MUNICIPIO DE TEPATITLÁN DE MORELOS, JALISCO.	5,000,000
INFRAESTRUCTURA SOCIAL, PARA EL ESTADO DE CHIAPAS	20,000,000
REHABILITACIÓN DEL MERCADO MUNICIPAL DE AMAYUCA EN EL MUNICIPIO DE JANTETELCO, MORELOS.	2,500,000
CONSTRUCCIÓN DE PARQUE INFANTIL TEPEYANQUITO COL CENTRO, TEPEYANCO, TLAXCALA	500,000
PAVIMENTACIÓN HIDRÁULICA CALLE 14 DE MAYO LOCALIDAD AHUATITLA, HUAUTLA, HIDALGO	1,485,998
INFRAESTRUCTURA HIDRÁULICA EN EL MUNICIPIO DE MELCHOR OCAMPO, EN EL ESTADO DE ZACATECAS	2,000,000
INFRAESTRUCTURA Y DESARROLLO MUNICIPAL EN EL MUNICIPIO DE ENSENADA, BAJA CALIFORNIA	15,000,000

PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN EL MUNICIPIO DE CUITLÁHUAC, VERACRUZ	3,338,800
CONSTRUCCIÓN DE TECHADO EN CANCHA DE USOS MÚLTIPLES EN LA TELESECUNDARIA, METEPEC, HIDALGO	2,500,000
INFRAESTRUCTURA EN DESARROLLO REGIONAL EN EL ESTADO DE CHIHUAHUA	235,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE VILLA TEJÚPAM DE LA UNIÓN 1RA ETAPA, OAXACA	1,000,000
CONSTRUCCIÓN DE ALCANTARILLADO SANITARIO Y PLANTA DE TRATAMIENTO DE AGUAS RESIDUALES DE CAHUAZAS, MUNICIPIO DE CHAPULHUACÁN, HIDALGO	7,500,000
INFRAESTRUCTURA DE SALUD EN EL ESTADO DE OAXACA	27,460,339
REHABILITACIÓN DEL PUENTE VIEJO TLAYECAC EN LA LOCALIDAD DE TLAYECAC EN EL MUNICIPIO DE AYALA, MORELOS	2,000,000
AMPLIACIÓN DEL SISTEMA DE ABASTECIMIENTO DE AGUA POTABLE EN LA LOCALIDAD DE CHANCAH DERREPENTE, MUNICIPIO FELIPE CARRILLO PUERTO, QUINTANA ROO	5,000,000
INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE BOCA DEL RÍO, VERACRUZ	7,500,000
PAVIMENTACION DE LA CALLE 1 Y 2 GLADIOLA COL. JACARANDAS MUNICIPIO DE PÁTZCUARO, MICHOACÁN	2,865,406
INFRAESTRUCTURA EN EL MUNICIPIO DE ZACAPOAXTLA, PUEBLA	1,000,000
INFRAESTRUCTURA Y DESARROLLO MUNICIPAL DIVERSOS MUNICIPIOS DEL ESTADO DE GUANAJUATO	5,000,000
INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE PALIZADA, CAMPECHE	1,000,000
PROYECTOS DE INFRAESTRUCTURA PÚBLICA EN EL ESTADO DE COLIMA	108,000,000
INFRAESTRUCTURA EN EL MUNICIPIO DE NÁCORI CHICO, SONORA	1,000,000
CONSTRUCCIÓN DE BARDA PERIMETRAL EN ESCUELA PRIMARIA EMMA VÁZQUEZ GARCÍA, VICTORIA, TAMAULIPAS	1,379,385
CONSTRUCCIÓN DE DOMO EN PREESCOLAR JARDÍN DE NIÑOS MANUEL M FLORES, CANATLÁN, DURANGO	200,000

PAVIMENTACIÓN CON CONCRETO ASFÁLTICO, GUARNICIONES Y BANQUETAS DE LA CALLE COLORINES, MUNICIPIO NEXTLALPAN, MÉXICO	4,340,646
CONSTRUCCIÓN DE PAVIMENTO CON CONCRETO HIDRÁULICO, GUARNICIONES, BANQUETA Y MURO DE CONTENCIÓN EN LA CALLE 20 DE NOVIEMBRE, EN EL MUNICIPIO DE SOCONUSCO, VERACRUZ.	2,000,000
PAVIMENTACIÓN CALLE "SAN JOSÉ DEL POTRERO" (ESQUINA BLVD. VICENTE VALTIERRA) ACCESO A LA IGLESIA Y PLAZA COLONIA "EL CARMEN", EN LEÓN, GUANAJUATO	4,000,000
CONSTRUCCIÓN DE SALA AUDIOVISUAL EN ESCUELA SECUNDARIA GRAL. JAIME TORRES BODET, EL MANTE, TAMAULIPAS	1,499,998
PROYECTOS DE INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE YAUTEPEC, MORELOS	25,000,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO TRAMO TAMARINDO HUASTECO - TIUTZEN, TAMPAMOLÓN CORONA, SAN LUIS POTOSÍ	3,000,000
PAVIMENTACIÓN CALLE FLOR DE NOCHE BUENA COL TIERRAS BLANCAS, TUXPAN, JALISCO	4,399,716
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE MEZQUITAL DEL ORO, EN EL ESTADO DE ZACATECAS	2,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SANTA MARÍA MIXTEQUILLA, OAXACA	6,000,000
PROYECTOS DE INFRAESTRUCTURA PÚBLICA EN EL ESTADO DE GUERRERO	200,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO PEROTE, VERACRUZ	25,000,000
INFRAESTRUCTURA MUNICIPAL EN TETELA DEL VOLCÁN, MORELOS	1,400,000
INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE YECAPIXTLA, MORELOS	5,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SAN PEDRO TLAQUEPAQUE, JALISCO.	30,000,000
REHABILITACIÓN DEL MERCADO EN LA CABECERA MUNICIPAL DE TEZONAPA, VERACRUZ.	4,000,000
INFRAESTRUCTURA EN EL MUNICIPIO DE TEPALCINGO, MORELOS	1,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SANTA MARÍA DE LA PAZ, EN EL ESTADO DE ZACATECAS	2,000,000
INFRAESTRUCTURA Y DESARROLLO MUNICIPAL EN EL MUNICIPIO DE MEXICALI, BAJA CALIFORNIA	9,000,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE TUXCUECA, JALISCO.	1,000,000
CONSTRUCCIÓN DE HOSPITAL PSIQUIÁTRICO (1ª ETAPA) EN EL MUNICIPIO DE TEPATITLÁN DE MORELOS JALISCO.	8,000,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE SAN AGUSTÍN ATENANGO, OAXACA	1,600,000
INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE MATAMOROS, TAMAULIPAS	10,000,000
CONSTRUCCIÓN DE TECHUMBRE EN LA CANCHA DE BASQUETBOL EN LA LOCALIDAD LA COLONIA, EN EL MUNICIPIO DE TUZANTLA, MICHOACÁN DE OCAMPO	653,333
INFRAESTRUCTURA CARRETERA EN EL MUNICIPIO DE PINOS, EN EL ESTADO DE ZACATECAS	10,700,000
INFRAESTRUCTURA DEPORTIVA EN EL MUNICIPIO DE OCOTLÁN, JALISCO.	2,750,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SAN DAMIÁN TEXÓLOC, TLAXCALA	2,000,000
INFRAESTRUCTURA PARA EL MUNICIPIO DE MOLANGO DE ESCAMILLA, HIDALGO	1,300,000
REHABILITACIÓN DEL MERCADO MUNICIPAL DE TETELA DEL VOLCÁN, EN EL MUNICIPIO DE TETELA DEL VOLCÁN, MORELOS	1,500,000
INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE ATLATLAHUCAN, MORELOS	2,450,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE CHALCHIHUITES, EN EL ESTADO DE ZACATECAS	4,000,000
CONSTRUCCIÓN DE PAVIMENTO HIDRÁULICO PRIVADA AVE DE PARAÍSO, COLONIA FEDERACIÓN, DELEGACIÓN ANTONIO BARONA, CUERNAVACA, MORELOS.	233,487
INFRAESTRUCTURA Y DESARROLLO PARA EL MUNICIPIO DE XOCHIAPULCO, PUEBLA	1,000,000
REHABILITACIÓN DE TECHUMBRE EN PLAZA CÍVICA JOAQUÍN CAMAÑO EN EL MUNICIPIO DE AXOCHIAPAN, MORELOS	1,500,000
INFRAESTRUCTURA SOCIAL EN EL AYUNTAMIENTO DE TIJUANA, BAJA CALIFORNIA	15,000,000
CONSTRUCCION DE BARDA PERIMETRAL DE LA DEPORTIVA DEL ROMERAL EN CELAYA, GUANAJUATO	2,000,000
PROYECTOS DE INFRAESTRUCTURA PÚBLICA EN EL ESTADO DE ZACATECAS	16,000,000
INFRAESTRUCTURA MUNICIPAL EN MATAMOROS, CHIHUAHUA	2,000,000
PAVIMENTACIÓN ASFÁLTICA AVENIDA BRISAS DE FLORIDA, EN EL MUNICIPIO DE TEMIXCO, MORELOS	1,500,000
INFRAESTRUCTURA PARA EL DESARROLLO MUNICIPAL EN EL MUNICIPIO DE GUAYMAS, SONORA	3,000,000
REHABILITACIÓN DE CARPETA ASFÁLTICA CALLE EUFEMIO ZAPATA SALAZAR, COLONIA LADRILLERA EN MONTEMORELOS, NUEVO LEÓN	2,002,792
CONSTRUCCIÓN DE UNIDAD DEPORTIVA, PRIMERA ETAPA, EN LA LOCALIDAD DE EL HUIZACHE Y LA PALOMA, MUNICIPIO DE ACATLÁN, HIDALGO	500,000
PAVIMENTACIÓN DE CALLE ÁLVARO OBREGÓN, VILLA DE TEZONTEPEC, HIDALGO	2,540,379
INFRAESTRUCTURA SOCIAL PARA EL MUNICIPIO DE ATLAPEXCO, HIDALGO	5,000,000
CONSTRUCCIÓN DE AULA DIDÁCTICA EN KÍNDER FRANCISCO SARABIA, LOCALIDAD IXTLILCO EL GRANDE, TEPALCINGO, MORELOS	420,000
INFRAESTRUCTURA MUNICIPAL EN SAN JUAN DE SABINAS, COAHUILA DE ZARAGOZA	12,000,000
CONSTRUCCION POR SUSTITUCION DE UNIDAD MEDICA DE PRIMER NIVEL CAOBAS, EN OTHÓN P. BLANCO, QUINTANA ROO	6,000,000

INFRAESTRUCTURA EN EL MUNICIPIO DE APIZACO, TLAXCALA	5,000,000

INFRAESTRUCTURA PARA EL DESARROLLO MUNICIPAL SOCIAL, EN HUAUCHINANGO, PUEBLA	500,000
INFRAESTRUCTURA MUNICIPAL EN COQUIMATLÁN, COLIMA	5,000,000
INFRAESTRUCTURA SOCIAL PARA EL MUNICIPIO DE SAN FELIPE ORIZATLÁN, HIDALGO	2,000,000
CONSTRUCCIÓN DE LA SEGUNDA ETAPA DEL AUDITORIO MUNICIPAL, EN ATLAPEXCO, HIDALGO	2,000,000
CONSTRUCCIÓN DE TECHUMBRE EN CANCHA, LOCALIDAD EL REMATE, COMALA, COLIMA	1,200,000
CONSTRUCCIÓN DE COMISARÍA MUNICIPAL EN LA LOCALIDAD DE ARATICHANGUIO, EN EL MUNICIPIO DE ZIRÁNDARO, GUERRERO.	4,000,000
INFRAESTRUCTURA MUNICIPAL PARA EL MUNICIPIO DE EL NARANJO, SAN LUIS POTOSÍ	3,000,000
INFRAESTRUCTURA ECONÓMICA PARA EL MUNICIPIO DE MOLANGO DE ESCAMILLA, HIDALGO	1,500,000
PAVIMENTACIÓN HIDRAÚLICA DEL CAMINO DE LA MESA DEL AIRE EN EL MUNICIPIO DE TUZANTLA, MICHOACÁN DE OCAMPO	1,586,666
INFRAESTRUCTURA HIDRÁULICA EN EL MUNICIPIO DE OJOCALIENTE, EN EL ESTADO DE ZACATECAS	10,700,000
CONSTRUCCIÓN DE ARCOTECHO ESCUELA SECUNDARIA MARIANO MATAMOROS, MUNICIPIO NEXTLALPAN, MÉXICO	1,700,000
INFRAESTRUCTURA PARA EL MUNICIPIO DE OPODEPE, SONORA	2,000,000
INFRAESTRUCTURA SOCIAL EN EL ESTADO DE MICHOACÁN	42,000,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE TEPATITLÁN DE MORELOS, JALISCO	3,500,000
CONSTRUCCIÓN DE TECHADO CON ESTRUCTURA METÁLICA EN PATIO CÍVICO DE PREESCOLAR DE "EL RANCHITO", JIMÉNEZ, MICHOACÁN	500,000
CONSTRUCCIÓN DE DOMO DE MEMBRANA JARDÍN DE NIÑOS JOSÉ T. CUELLAR, CANATLÁN, DURANGO	200,000
PAVIMENTACIÓN DE CONCRETO HIDRÁULICO DE LA AVENIDA JUÁREZ ACCESO PRINCIPAL A MINERAL DEL MONTE PRIMERA ETAPA, EN MINERAL DEL MONTE, HIDALGO	2,000,000
PAVIMENTACIÓN ASFÁLTICA CALLE NARANJO ENTRE CALLE HIDALGO Y HUISACHE EN HUALAHUISES, NUEVO LEÓN	2,713,150
INFRAESTRUCTURA MUNICIPAL PARA EL MUNICIPIO DE EMILIANO ZAPATA, MORELOS	3,000,000
PROYECTOS DE INFRAESTRUCTURA PÚBLICA EN EL ESTADO DE SONORA	20,000,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE ZIHUATEUTLA, PUEBLA.	1,500,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SOLOSUCHIAPA 1RA ETAPA, CHIAPAS	1,188,874
INFRAESTRUCTURA MUNICIPAL EN NAVA, COAHUILA DE ZARAGOZA	3,000,000

CONSTRUCCIÓN DE CANCHA DE FUTBOL RÁPIDO, MAZAPIL, ZACATECAS	2,825,979
PAVIMENTACIÓN ASFÁLTICA CALLE AMADO NERVO Y LUCIO VEGA, HUALAHUISES, NUEVO LEÓN	3,045,313
INFRAESTRUCTURA DE DESARROLLO MUNICIPAL EN EL MUNICIPIO DE CHILCHOTLA, PUEBLA	1,000,000
INFRAESTRUCTURA PARA EL MUNICIPIO DE SAN NICOLÁS DE LOS GARZA, NUEVO LEÓN	15,000,000
ADOQUINAMIENTO DE LA CALLE 13 SUR ENTRE 11 Y 13 PONIENTE EN LA LOCALIDAD DE SAN SALVADOR EL SECO, EN SAN SALVADOR EL SECO, PUEBLA	488,563
INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE CAMPECHE, CAMPECHE	5,000,000
CONSTRUCCIÓN DE CONCRETO HIDRÁULICO EN CALLE LÁZARO CÁRDENAS DE CALLE FRANCISCO VILLA A PERIFÉRICO COL. LUIS ALONSO, EN EL MUNICIPIO DE TONALÁ, EN EL ESTADO DE JALISCO	10,000,000
INFRAESTRUCTURA PARA EL DESARROLLO MUNICIPAL EN SAN NICOLÁS DE LOS GARZA, NUEVO LEÓN	10,000,000
INFRAESTRUCTURA VIAL EN EL ESTADO DE CHIAPAS	356,507,400
INFRAESTRUCTURA EN EL MUNICIPIO DE TEKIT, YUCATÁN	10,000,000
INFRAESTRUCTURA VIAL (CONSTRUCCIÓN DE CARRIL DE EMERGENCIA), EN TOCUMBO, MICHOACÁN	4,500,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE APETATITLÁN DE ANTONIO CARVAJAL, TLAXCALA	1,000,000
REHABILITACIÓN DEL PARQUE CASA DE PIEDRA, EN ZACUALTIPÁN DE ÁNGELES, HIDALGO	1,500,000
REHABILITACIÓN DE PRESIDENCIA MUNICIPAL, VILLA DE TEZONTEPEC, HIDALGO	5,208,628
INFRAESTRUCTURA PARA EL MUNICIPIO DE CALNALI, HIDALGO	6,400,000
PAVIMENTACIÓN CON CONCRETO ASFÁLTICO DE LA AV. 16 DE JULIO, ENTRE AV. CALVARIO Y CALLE SIN NOMBRE (VÍAS), MUNICIPIO NEXTLALPAN, MÉXICO	3,383,124
INFRAESTRUCTURA SOCIAL EN EL ESTADO DE SAN LUIS POTOSI, EN EL MUNICIPIO DE ZARAGOZA, SAN LUIS POTOSÍ	1,000,000
INFRAESTRUCTURA PARA EL MUNICIPIO DE VERACRUZ, VERACRUZ	7,500,000
PAVIMENTACION DE LA CALLE 5 DE MAYO COL IGNACIO ZARAGOZA MPIO DE PÁTZCUARO MICHOACÁN	2,800,000
REHABILITACIÓN DE CALLES COLONIA PACTO OBRERO EN CHETUMAL, OTHÓN P. BLANCO, QUINTANA ROO	2,500,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE COICOYÁN DE LAS FLORES, EN COICOYÁN DE LAS FLORES, OAXACA	2,000,000

PAVIMENTACIÓN CON CONCRETO HIDRÁULICO DE LA CALLE 5 DE FEBRERO - INDEPENDENCIA, LOCALIDAD DE ZACAPALCO, EN EL MUNICIPIO DE TEPALCINGO, MORELOS	1,452,446
CONSTRUCCIÓN DE AULA DIDÁCTICA PARA BIBLIOTECA EN JARDÍN DE NIÑOS "MARÍA LAVALLE URBINA", REYNOSA, TAMAULIPAS	389,400
CONSTRUCCIÓN DE DOMO EN LA ESCUELA PRIMARIA DE LA COMUNIDAD DE LOS CAMPOS, EN EL MUNICIPIO DE VILLA GARCÍA, ZACATECAS.	1,200,000
CONSTRUCCIÓN DE PAVIMENTO DE ADOCRETO EN CALLE PIRULES, EN EL MUNICIPIO DE SANTA CRUZ QUILEHTLA, EN EL ESTADO DE TLAXCALA	1,547,286
PAVIMENTACIÓN DE CONCRETO HIDRÁULICO, INCLUYE GUARNICIONES Y BANQUETAS, EN CALLE 24 DE FEBRERO Y A UN COSTADO DE LA IGLESIA, EN LA COMUNIDAD DE RANCHO NUEVO, EN EL MUNICIPIO DE VILLA GARCÍA, ZACATECAS.	700,000
CONSTRUCCIÓN DE AULAS Y OFICINAS ADMINISTRATIVAS EN EL JARDÍN DE NIÑOS LAS AMÉRICAS, IRAPUATO, GUANAJUATO	994,440
CONSTRUCCIÓN DE LA CASA DE LA CULTURA EN LA LOCALIDAD DE TIERRA COLORADA, MUNICIPIO DE JUAN R. ESCUDERO, ESTADO DE GUERRERO	3,000,000
INFRAESTRUCTURA PARA EL MUNICIPIO DE SAN JUAN ATENCO, PUEBLA	1,000,000
INFRAESTRUCTURA PARA EL DESARROLLO MUNICIPAL SOCIAL, EN FRANCISCO Z. MENA, PUEBLA	500,000
PAVIMENTACIÓN HIDRÁULICA DE LA CALLE PRINCIPAL EN LA LOCALIDAD DE PEÑAFIEL, PRIMERA ETAPA, MUNICIPIO DE OMITLÁN DE JUÁREZ, HIDALGO	610,000
CONSTRUCCION DE GUARNICION, BANQUETA Y PAVIMENTACION A BASE DE CONCRETO HIDRAULICO DE LA CALLE BENITO JUAREZ, EN SANTO DOMINGO YANHUITLÁN, OAXACA	2,000,000
CONSTRUCCIÓN DE TECHUMBRE TIPO INEIEM KINDER DE COL. JARDÍN JUÁREZ, JIUTEPEC, MORELOS.	1,200,000
INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE JESÚS MARÍA, AGUASCALIENTES	5,000,000
PAVIMENTACIÓN DEL CAMINO E.C.(OCOTITO - JALEACA) - ZOYATEPEC, TRAMO DEL 1+000 AL 3+500, EN EL MUNICIPIO DE CHILPANCINGO DE LOS BRAVO, GUERRERO	15,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE EMILIANO ZAPATA, HIDALGO.	2,700,000
INFRAESTRUCTURA PARA EL MUNICIPIO DE JAUMAVE, TAMAULIPAS	5,000,000
REHABILITACIÓN DEL CENTRO DE LA COMUNIDAD, EN JUÁREZ HIDALGO, HIDALGO	1,000,000
CONSTRUCCIÓN DE CANCHA DE USOS MÚLTIPLES Y DOMO DEPORTIVO LOCALIDAD TIERRA NEGRA, BACALAR, QUINTANA ROO	2,300,000
PAVIMENTACION DE LAS CALLES ALCATRAZ Y CIRCUITO HACIENDAS DE LA COLONIA LLANOS DE CANICUARO, EN TACÁMBARO, MICHOACÁN	4,500,000

INFRAESTRUCTURA EN LA DELEGACIÓN MIGUEL HIDALGO, CIUDAD DE MÉXICO	7,500,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE TEPALCATEPEC, MICHOACÁN	3,500,000
CONSTRUCCIÓN Y EQUIPAMIENTO DEL CENTRO DE REHABILITACIÓN INTEGRAL (CRI) EN DURANGO, DURANGO	20,000,000
INFRAESTRUCTURA VIAL EN LA CABECERA MUNICIPAL DEL MUNICIPIO DE COCOTITLÁN, ESTADO DE MÉXICO.	11,000,000
INFRAESTRUCTURA PARA EL DESARROLLO MUNICIPAL SOCIAL, EN TASQUILLO, HIDALGO	500,000
INFRAESTRUCTURA PARA EL MUNICIPIO DE SAN MIGUEL DE ALLENDE, GUANAJUATO	15,000,000
CONSTRUCCIÓN DE SISTEMA DE ALCANTARILLADO SANITARIO Y PLANTA DE TRATAMIENTO DE AGUAS RESIDUALES PARA BENEFICIAR A LA COMUNIDAD DE SAN LUCAS EN EL MUNICIPIO DE ALFAJAYUCAN EN EL ESTADO DE HIDALGO	15,000,000
INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE VILLAGRÁN, GUANAJUATO	5,000,000
INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE HUÉPAC, SONORA	1,000,000
PAVIMENTACIÓN DE TRAMO VASO DE MIRAFLORES ACCESO A LA ZONA MEZCALERA, EN EL MUNICIPIO DE ZIHUATANEJO DE AZUETA, GUERRERO	11,000,000
INFRAESTRUCTURA MUNICIPAL EN LA LOCALIDAD DE LAS LOMAS, EN JILOTLÁN DE LOS DOLORES, JALISCO	6,000,000
INFRAESTRUCTURA Y DESARROLLO MUNICIPAL PARA EL MUNICIPIO DE ZACATELCO, TLAXCALA	3,000,943
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE RÍO GRANDE, EN EL ESTADO DE ZACATECAS	10,700,000
INFRAESTRUCTURA PARA EL DESARROLLO MUNICIPAL EN SAN FRANCISCO DE BORJA, CHIHUAHUA	1,000,000
INFRAESTRUCTURA PARA EL MUNICIPIO DE LEONARDO BRAVO, GUERRERO	4,000,000
INFRAESTRUCTURA VIAL EN EL ESTADO DE DURANGO	60,000,000
CONSTRUCCIÓN DE PAVIMENTO DE ADOCRETO EN EL MUNICIPIO DE SAN JERÓNIMO ZACUALPAN, TLAXCALA	5,682,584
INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE YAUHQUEMEHCAN, TLAXCALA	14,858,890
CONSTRUCCIÓN DE CANCHA DE USOS MÚLTIPLES Y CUBIERTA EN LA LOCALIDAD DE SAN ANDRÉS MILPILLAS, EN EL MUNICIPIO DE HUAJICORI, NAYARIT	3,000,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN LA DESVIACIÓN XALXOCOTLA-POXCAUTLA, EN TEQUILA, VERACRUZ	1,200,000

CONSTRUCCIÓN DEL PARQUE LA ESTACIÓN, MUNICIPIO DE HIDALGO DEL PARRAL, CHIHUAHUA.	25,000,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE YAUTEPEC, MORELOS	4,000,000

INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE LEÓN, GUANAJUATO	15,000,000
CONSTRUCCIÓN DE SISTEMA DE ALCANTARILLADO SANITARIO Y PLANTA DE TRATAMIENTO DE AGUAS RESIDUALES PARA BENEFICIAR A LA COMUNIDAD DE PATRIA NUEVA EN EL MUNICIPIO DE SANTIAGO DE ANAYA ESTADO DE HIDALGO	7,500,000
CONSTRUCCIÓN DE TECHUMBRE EN PREESCOLAR NEZAHUALCÓYOTL, LOCALIDAD HUEYAPAN, TETELA DEL VOLCÁN, MORELOS	2,980,000
PAVIMENTACIÓN DE CONCRETO HIDRÁULICO DE LAS CALLES PROLONGACIÓN ARGENTINA UNO Y ARGENTINA, LOC. EL PARAÍSO, AMACUZAC, MORELOS.	995,000
INFRAESTRUCTURA SOCIAL PARA EL MUNICIPIO DE MOLANGO DE ESCAMILLA, HIDALGO	2,200,000
CONSTRUCCION INTEGRAL DE LA CALLE REPÚBLICA DE CUBA ENTRE AEROPUERTO Y CANADÁ, EN EL MUNICIPIO DE SAHUAYO, MICHOACÁN	1,800,000
PAVIMENTACIÓN DE CALLES VARIAS EN EL MUNICIPIO, YOBAÍN, YUCATÁN	2,840,078
INFRAESTRUCTURA PARA EL DESARROLLO MUNICIPAL SOCIAL, EN SOMBRERETE, ZACATECAS	1,000,000
CONSTRUCCIÓN COLECTOR PLUVIAL TERCER ANILLO PERIFÉRICO, EN EL MUNICIPIO DE COLIMA, EN EL ESTADO DE COLIMA	22,000,000
CONSTRUCCIÓN DE TECHADO DE LA CANCHA DE USOS MÚLTIPLES EN LA LOCALIDAD DE METILATLA, MUNICIPIO DE TULANCINGO DE BRAVO, HIDALGO	1,385,000
CONSTRUCCION DE EMPEDRADO ZAMPEADO PIEDRA AHOGADA EN CONCRETO Y SERVICIOS EN LA CALLE LÁZARO CÁRDENAS ENTRE CALLE SAN MIGUEL CALLE FIDEL CASTRO COLONIA SAN MIGUEL DE LA PUNTA, EN EL MUNICIPIO DE TONALÁ, EN EL ESTADO DE JALISCO	3,700,000
PAVIMENTACIÓN CALLES DE LA CABECERA MUNICIPAL, SINGUILUCAN, HIDALGO	2,000,000
CONSTRUCCIÓN DE UNIDAD DEPORTIVA EN LOCALIDAD DE BAQUETEROS, EN EL TULE, CHIHUAHUA	2,000,000
CONSTRUCCIÓN DE PAVIMENTACIÓN DE CONCRETO HIDRÁULICO CALLE PRINCIPAL NARANJO, TAMPAMOLÓN CORONA, SAN LUIS POTOSÍ	3,500,000
INFRAESTRUCTURA SOCIAL PARA EL MUNICIPIO DE HUEJUTLA DE REYES, HIDALGO	19,000,000
INFRAESTRUCTURA PARA EL DESARROLLO MUNICIPAL SOCIAL, EN CIÉNEGA DE FLORES, NUEVO LEÓN	500,000
PAVIMENTACIÓN DE LA CALLE EMILIANO ZAPATA LOC. ANENECUILCO EN EL MUNICIPIO DE AYALA, MORELOS	3,000,000
PAVIMENTACIÓN Y REHABILITACIÓN DE CALLES EN EL MUNICIPIO DE MEXICALI, EN EL ESTADO DE BAJA CALIFORNIA	50,702,812
INFRAESTRUCTURA HIDRÁULICA EN EL MUNICIPIO DE BENITO JUÁREZ, EN EL ESTADO DE ZACATECAS	2,000,000
CONSTRUCCION DEL CENTRO RECREATIVO ACAMPEMOS CONTRA EL CANCER, EN LA LOCALIDAD DE ZARAGOZA, EN CHALCATONGO DE HIDALGO, OAXACA	2,000,000
CONSTRUCCIÓN DE TECHUMBRE EN ESCUELA PRIMARIA AMADO NERVO, ALTAMIRA, TAMAULIPAS	474,675
CONSTRUCCIÓN DE PAVIMENTO CON CONCRETO HIDRÁULICO, GUARNICIONES Y BANQUETAS CALLE GRANADITA, TOLCAYUCA, HIDALGO	1,492,314
INFRAESTRUCTURA URBANA EN EL ESTADO DE TAMAULIPAS	200,000,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE TETECALA, MORELOS.	2,000,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE SAN PABLO MACUILTIANGUIS, OAXACA	3,000,000
AMPLIACIÓN DE RED DE DRENAJE, AGUA POTABLE Y PAVIMENTACIÓN EN AVENIDA PLUTARCO ELÍAS CALLES DESDE CALLES 4 A 6, INCLUYE CALLE 4 ENTRE AVENIDA MIGUEL HIDALGO Y PLUTARCO ELÍAS CALLES, EN EL MUNICIPIO DE CUMPAS, EN EL ESTADO DE SONORA	3,000,000
INFRAESTRUCTURA EN EL MUNICIPIO DE TENAMPULCO, PUEBLA	1,000,000
PAVIMENTACIÓN DE LA CALLE NICOLAS BRAVO LA COMUNIDAD DE SAN ISIDRO EN EL MUNCIPIO DE COSAMALOAPAN DE CARPIO, VERACRUZ	1,850,000
CONSTRUCCIÓN DE TECHUMBRE EN EL CENTRO DE BACHILLERATO TECNOLOGICO AGROPECUARIO, SAN FERNANDO, TAMAULIPAS	732,395
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SANTA CRUZ TLAXCALA, TLAXCALA	1,500,000
PAVIMENTACION DE LA CALLE ZACATECAS, SEGUNDA ETAPA, EN LA COL. SAN LAZARO MUNICIPIO DE PÁTZCUARO, MICHOACÁN	2,774,126
INFRAESTRUCTURA DE DESARROLLO MUNICIPAL EN UNIÓN DE SAN ANTONIO, JALISCO	8,000,000
REHABILITACIÓN DE CALLES DE ASFALTO Y ANDADORES DE CONCRETO EN COLONIA AARÓN MERINO EN CHETUMAL, OTHÓN P. BLANCO, QUINTANA ROO	6,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE AGUA BLANCA DE ITURBIDE 1RA ETAPA, HIDALGO	1,000,000
INFRAESTRUCTURA PARA EL DESARROLLO MUNICIPAL SOCIAL, EN COMPOSTELA, NAYARIT	500,000
INFRAESTRUCTURA PARA EL MUNICIPIO DE VICTORIA, TAMAULIPAS	25,000,000
REHABILITACIÓN DE LA AVENIDA 33 PARTE ORIENTE DEL MUNICIPIO, PROGRESO, YUCATÁN	9,674,884
CONSTRUCCIÓN DE TECHADO EN LA EXPLANADA MUNICIPAL DE SAN JUAN BAUTISTA COIXTLAHUACA, EN SAN JUAN BAUTISTA COIXTLAHUACA, OAXACA	2,000,000
PAVIMENTACIÓN HIDRÁULICA, GUARNICIONES Y BANQUETAS EN LA CALLE "16 DE SEPTIEMBRE" EN LA COL. CENTRO DE LA LOCALIDAD DE ENCINILLOS, MUNICIPIO DE ACATLÁN, HIDALGO	1,000,000
INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE TEPECHITLÁN, ZACATECAS	1,500,000
INFRAESTRUCTURA VIAL PARA EL MUNICIPIO DE HUEJUTLA DE REYES, HIDALGO	6,000,000

INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE TIJUANA, BAJA CALIFORNIA	15,000,000
INFRAESTRUCTURA VIAL A BASE DE MICROCARPETA BLVD MAGNOCENTRO DESDE TOYOTA HASTA MAGNO CENTRO 26, EN HUIXQUILUCAN, ESTADO DE MÉXICO	8,960,000
INFRAESTRUCTURA PARA EL DESARROLLO MUNICIPAL SOCIAL, EN SALINAS VICTORIA, NUEVO LEÓN	500,000
INFRAESTRUCTURA EDUCATIVA EN EL CECYTE 33 CAPULA, MUNICIPIO DE MORELIA, MICHOACÁN	5,000,000
CONSTRUCCIÓN DE AULA, CON OFICINA Y BAÑO EN ESCUELA PRIMARIA LIDUVINA BENAVIDES PEÑA, VICTORIA, TAMAULIPAS	481,410
INFRAESTRUCTURA PARA EL DESARROLLO MUNICIPAL SOCIAL, EN CHIQUILISTLÁN, JALISCO	1,500,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE ZAPOTLANEJO, JALISCO.	18,000,000
INFRAESTRUCTURA GUBERNAMENTAL EL MUNICIPIO DE CÁRDENAS, SAN LUIS POTOSÍ.	1,529,372
INFRAESTRUCTURA PARA MEJORAR LA COBERTURA DE AGUA POTABLE EN LA CIUDAD, EN EL MUNICIPIO DE OAXACA DE JUÁREZ, EN EL ESTADO DE OAXACA	11,933,855
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE VILLA HIDALGO, EN EL ESTADO DE ZACATECAS	4,000,000
PAVIMENTACIÓN CON CONCRETO ASFALTICO SIN NOMBRE LOCALIDAD ESTACIÓN LA CRUZ, LA CRUZ, CHIHUAHUA	1,562,951
CONSTRUCCIÓN DE CANCHA DE FUTBOL RÁPIDO, EN LA CRUZ, CHIHUAHUA	2,000,000
INFRAESTRUCTURA VIAL, EN ZINAPÉCUARO, MICHOACÁN	3,900,000
PAVIMENTACIÓN DE ARROYO, GUARNICIONES Y BANQUETAS DE LA CALLE IGNACIO ZARAGOZA EN CABECERA MUNICIPAL, EN EL MUNICIPIO DE JARAL DEL PROGRESO, GUANAJUATO	4,000,000
PAVIMENTACIÓN HIDRÁULICA CALLE EL LAUREL LOCALIDAD LOS PUENTES, HUAUTLA, HIDALGO	1,485,998
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE TEUCHITLÁN, JALISCO.	1,000,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE YURÉCUARO, MICHOACÁN	1,000,000
CONSTRUCCIÓN DE CANCHA DE FRONTÓN, EN MATAMOROS, CHIHUAHUA	1,000,000
CONSTRUCCIÓN DE PAVIMENTO DE CONCRETO HIDRÁULICO DE UN F´C=200 KG/CM2 EN BENITO JUÁREZ ENTRE LAS CALLES CALLA JOAQUÍN MARTÍNEZ Y MARCO A. MUÑOZ DE LA COLONIA CENTRO EN CABECERA MUNICIPAL DE ALVARADO, VERACRUZ	1,500,000
INFRAESTRUCTURA Y EQUIPAMIENTO DE LA UNIDAD ACADÉMICA DE ZACAPU, TIRINDARO DE LA UNIVERSIDAD INTERCULTURAL INDÍGENA DE MICHOACÁN, MUNICIPIO DE ZACAPU, MICHOACÁN	20,000,000
PAVIMENTACIÓN DE CONCRETO ESTAMPADO (PRIMERA ETAPA) EN LAS CALLES GUILLERMO PRIETO Y SANTOS DEGOLLADO, COLONIA CENTRO; LOCALIDAD DE NOCUPETARO EN EL MUNICIPIO DE NOCUPÉTARO, MICHOACÁN DE OCAMPO	560,000
REHABILITACIÓN Y CONSTRUCCIÓN DE GRADAS DEL CAMPO DEPORTIVO SAN PEDRO DE LOS NARANJOS, EN SALVATIERRA, GUANAJUATO	3,000,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE BUENAVISTA , MICHOACÁN	1,000,000
CONSTRUCCIÓN DE TECHUMBRE EN LA ESCUELA PRIMARIA "ESTUARDO LARA LARA", EN SAN FELIPE ORIZATLÁN, HIDALGO	1,910,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SAN JACINTO AMILPAS 1RA ETAPA, OAXACA	2,041,273
CONSTRUCCIÓN DE TECHUMBRE JARDÍN DE NIÑOS OCTAVIO PAZ, GÓMEZ PALACIO, DURANGO	455,760
CONSTRUCCIÓN DE GUARNICIONES, BANQUETAS Y PAVIMENTO HIDRÁULICO EN LA CALLE FERNANDO LÓPEZ ARIAS ENTRE CALLE ADOLFO LÓPEZ MATEOS Y CARRETERA A JALTIPAN, DE LA LOCALIDAD DE COACOTLA EN EL MUNICIPIO DE COSOLEACAQUE, VERACRUZ	3,425,960
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN CALLE DEL TELEBACHILLERATO EN TENENCIA LAZARO CARDENAS, ERONGARÍCUARO, MICHOACÁN	1,000,000
CONSTRUCCIÓN DE ARCOTECHO DE JARDIN DE NIÑOS JOSÉ CLEMENTE OROZCO, MUNICIPIO NEXTLALPAN, MÉXICO	1,500,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE PÁNUCO, EN EL ESTADO DE ZACATECAS	4,000,000
CONSTRUCCIÓN DE MÓDULO DE 10 SANITARIOS PARA NIÑOS Y NIÑAS ESCUELA PRIMARIA NIÑOS HÉROES, CANATLÁN, DURANGO	600,000
INFRAESTRUCTURA ECONÓMICA PARA EL MUNICIPIO DE TIANGUISTENGO, HIDALGO	9,200,000
CONSTRUCION DE LA SEGUNDA ETAPA DE LA CASA DE LA CULTURA EN TUZANTLA MUNICIPIO DE TUZANTLA MICHOACÁN	2,333,333
CONSTRUCCIÓN DE CAMPO DE BEISBOL, EN CUSIHUIRIACHI, CHIHUAHUA	3,000,000
CONSTRUCCION DE PAVIMENTO HIDRAULICO DE LA CALLE HIPOLITO LANDERO ENTRE LA CALLE HERMENEGILDO GALEANA Y 14 FEBRERO, COL. MIGUEL ALEMAN, EN EL MUNICIPIO DE ACAYUCAN, EN EL ESTADO DE VERACRUZ	2,980,000
CONSTRUCCIÓN DE SALÓN DE USOS MÚLTIPLES EN JARDÍN DE NIÑOS LUIS URIAS, EN NONOAVA, CHIHUAHUA	500,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SAN JUAN CACAHUATEPEC, OAXACA.	2,000,000
PAVIMENTACIÓNES CON CONCRETO HIDRÁULICO EN EL MUNICIPIO DE GÓMEZ FARÍAS, CHIHUAHUA	2,000,000
INFRAESTRUCTURA Y DESARROLLO MUNICIPAL EN EL MUNICIPIO DE TIJUANA, BAJA CALIFORNIA	7,500,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE HIDALGO DEL PARRAL, CHIHUAHUA.	5,000,000
CONSTRUCCIÓN DE PARQUE LINEAL (2A ETAPA CALLE INDEPENDENCIA AV. MATAMOROS) EN EL MUNICIPIO DE TEPATITLÁN DE MORELOS, JALISCO.	9,700,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SANTA MARÍA XADANI, OAXACA	20,000,000

INFRAESTRUCTURA PARA EL MUNICIPIO DE MIGUEL ALEMÁN, TAMAULIPAS	5,000,000
CONSTRUCCIÓN DEL CENTRO PARA LA CULTURA Y LAS ARTES JOSÉ ROLÓN (SEXTA ETAPA), EN EL MUNICIPIO DE ZAPOTLÁN EL GRANDE, JALISCO.	2,500,000
INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE CALVILLO, AGUASCALIENTES	20,000,000
INFRAESTRUCTURAL CULTURAL EN EL MUNICIPIO DE ZAPOTLÁN EL GRANDE, JALISCO.	1,000,000
INFRAESTRUCTURA VIAL EN EL ESTADO DE MICHOACÁN	31,000,000
REHABILITACION DEL PARQUE ECOLOGICO Y CULTURAL BARRANCA DE CHAPULTEPEC, EN CUERNAVACA, MORELOS	6,200,000
PAVIMENTACIÓN EN CONCRETO HIDRÁULICO EN LA CALLE 20 DE NOVIEMBRE (1A ETAPA) EN EL MUNICIPIO DE TEPATITLÁN DE MORELOS JALISCO	5,000,000
CONSTRUCCIÓN DE TANQUE DE AGUA POTABLE EN LA PARTE ALTA Y SISTEMA DE AGUA POTABLE EN LA COMUNIDAD DE SANTA BÁRBARA, EN OTUMBA, MÉXICO	2,453,421
CONSTRUCCIÓN DE UNIDAD DEPORTIVA LAS GALERAS 3RA. ETAPA, TARANDACUAO, GUANAJUATO	3,000,000
CONSTRUCCIÓN DE VELARIA EN ESCUELA PRIMARIA EMILIANO ZAPATA MOLINOS, ASIENTOS, AGUASCALIENTES	1,000,000
CONSTRUCCIÓN DE LA TECHUMBRE EN LA ESCUELA PRIMARIA JAIME NUNO DE LA LOC. IXTLILCO EL GRANDE, EN EL MUNICIPIO DE TEPALCINGO, MORELOS	1,500,000
INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE SAN JOSÉ DE GRACIA, AGUASCALIENTES	2,000,000
CONSTRUCCIÓN DE PAVIMENTO DE CONCRETO HIDRÁULICO EN CALLE VENUSTIANO CARRANZA, ZACATELCO, TLAXCALA	1,561,942
INFRAESTRUCTURA VIAL PARA EL MUNICIPIO DE TIANGUISTENGO, HIDALGO	7,800,000
CONSTRUCCIÓN DE TECHADO EN ÁREA DE IMPARTICIÓN DE EDUCACIÓN FÍSICA EN EL CECYTE EMSAD 26, CLAVE 20EMS0026T, EN SAN BALTAZAR CHICHICÁPAM, OAXACA	1,000,000
PAVIMENTACIÓN CALLE NIÑOS HÉROES COL. LA PALMITA, TUXPAN, JALISCO	2,741,014
CONSTRUCCIÓN DE PAVIMENTO DE CONCRETO HIDRÁULICO, GUARNICIONES Y BANQUETAS EN LA CALLE ENCINO DE LA LOCALIDAD GUADALUPE VICTORIA ENTRE LAS CALLES ARENAL Y PRIVADA ENCINO, EN TLALNELHUAYOCAN, VERACRUZ	1,200,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE CHINICUILA, MICHOACÁN	3,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE ESPERANZA, PUEBLA.	3,000,000
CONSTRUCCIÓN DE GUARNICIONES Y BANQUETA DE CONCRETO Y ARROYO DE PIEDRA BOLA CON HUELLAS DE CONCRETO EN LAS CALLES SIMÓN BOLÍVAR, VICENTE GUERRERO Y FÁTIMA, COMUNIDAD PARRITAS, MUNICIPIO DE SAN DIEGO DE LA UNIÓN, GUANAJUATO	3,000,000
CONSTRUCCIÓN DE TECHUMBRE A BASE DE ARCOTECHO EN CANCHA DE USOS MÚLTIPLES, COL. CAMPANARIO, EN EL MUNICIPIO DE JIUTEPEC, MORELOS	1,500,000
DESARROLLO E INFRAESTRUCTURA PARA EL MUNICIPIO DE CELAYA, GUANAJUATO	6,000,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE FRESNILLO, EN EL ESTADO DE ZACATECAS	33,400,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE TETECALA, MORELOS.	2,000,000
CONSTRUCCIÓN DE TECHUMBRE EN JARDÍN DE NIÑOS GRISELDA ÁLVAREZ, SANTIAGO TLACOCHCHALCO, EN EL MUNICIPIO DE TEPEYANCO, TLAXCALA	944,600
INFRAESTRUCTURA HIDRÁULICA EN EL MUNICIPIO DE HUANUSCO, EN EL ESTADO DE ZACATECAS	4,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE EL SALVADOR, EN EL ESTADO DE ZACATECAS	4,000,000
INFRAESTRUCTURA MUNICIPAL EN PACULA, HIDALGO	1,928,565
EMPEDRADO EN CALLE PRINCIPAL, TLAHUILTEPA, HIDALGO	1,734,463
CONSTRUCCIÓN DE TECHUMBRE Y CANCHA DE USOS MÚLTIPLES COL. CAMPO VERDE, COMALA, COLIMA	1,600,000
CONSTRUCCIÓN DE PAVIMENTO HIDRÁULICO EN LA CALLES NIÑOS HÉROES COL. GENERAL FELIPE ÁNGELES, TOLCAYUCA, HIDALGO	1,566,832
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE HIDALGO, NUEVO LEÓN.	2,500,000
INFRAESTRUCTURA MUNICIPAL EN CASAS GRANDES, CHIHUAHUA	1,300,000
CONSTRUCCIÓN DE ÁREA RECREATIVA EN EL MUNICIPIO DE ARIZPE, SONORA	1,450,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE EL LIMÓN, JALISCO.	1,000,000
INFRAESTRUCTURA Y DESARROLLO PARA EL MUNICIPIO DE SAN NICOLÁS DE LOS GARZA, NUEVO LEÓN	15,000,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE ZACATELCO, TLAXCALA	30,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE AHUMADA, CHIHUAHUA.	2,500,000
INFRAESTRUCTURA HIDRÁULICA EN EL MUNICIPIO DE SAHUAYO, MICHOACÁN	1,100,000
INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE GENERAL ENRIQUE ESTRADA, ZACATECAS	1,500,000
CONSTRUCCIÓN DE TECHADO DE CANCHA DE USOS MÚLTIPLES EN LA COMUNIDAD DEL DORMIDO, SANTIAGO MARAVATÍO, GUANAJUATO	2,000,000
INFRAESTRUCTURA Y DESARROLLO MUNICIPAL PARA EL MUNICIPIO DE CUERNAVACA, MORELOS	2,000,000
INFRAESTRUCTURA PARA EL MUNICIPIO DE ALDAMA, TAMAULIPAS	5,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SAN LUCAS TECOPILCO EN EL ESTADO DE TLAXCALA	3,000,000

INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE POANAS, DURANGO	8,000,000
REHABILITACIÓN DEL CENTRO DE SALUD DE LA COMUNIDAD DE EL COPETILLO, EN EL MUNICIPIO DE VILLA GARCÍA, ZACATECAS.	800,000
INFRAESTRUCTURA PARA EL ESTADO DE HIDALGO	20,000,000
INFRAESTRUCTURA HIDRÁULICA EN EL MUNICIPIO DE SANTA MARÍA DE LA PAZ, EN EL ESTADO DE ZACATECAS	2,000,000
CONSTRUCCIÓN Y MODERNIZACIÓN URBANÍSTICA DE LAS ÁREAS COMUNES Y PLAZA CÍVICA EN EL PARQUE PRINCIPAL DE JALCOMULCO, EN EL MUNICIPIO DE JALCOMULCO, VERACRUZ.	2,650,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE COMONDÚ, BAJA CALIFORNIA SUR	65,000,000
AMPLIACIÓN DE RED DE DRENAJE Y PAVIMENTACIÓN DE CALLE DOCE AL FINAL ORIENTE, COLONIA EJIDAL, CUMPAS, SONORA	5,000,000
REENCARPETADO CON CONCRETO ASFÁLTICO DE LA AV. REFORMA, MUNICIPIO NEXTLALPAN, MÉXICO	1,279,705
INFRAESTRUCTURA Y DESARROLLO PARA EL MUNICIPIO DE HUAQUECHULA, PUEBLA	1,000,000
REHABILITACIÓN DEL AUDITORIO MUNICIPAL DE OCOTLAN, JALISCO, PRIMERA ETAPA, EN LA CABECERA MUNICIPAL DE OCOTLÁN, JALISCO.	2,900,000
CONSTRUCCIÓN DE RED DE ENERGÍA ELÉCTRICA EN EL CAMINO REAL SAN NICOLÁS EL CHICO, MUNICIPIO DE TULANCINGO DE BRAVO, HIDALGO	350,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SAIN ALTO, EN EL ESTADO DE ZACATECAS	4,000,000
CONSTRUCCIÓN DE CASA DE CULTURA, CADEREYTA JIMÉNEZ, NUEVO LEÓN	3,000,000
INFRAESTRUCTURA MUNICIPAL EN LEÓN, GUANAJUATO	1,500,000
INFRAESTRUCTURA VIAL EN EL ESTADO DE TABASCO	50,000,000
REENCARPETADO CON CONCRETO ASFÁLTICO Y BANQUETA EN LA AV. CALVARIO ENTRE AV. 16 DE JULIO Y PABLO NAZAREO, MUNICIPIO NEXTLALPAN, MÉXICO	1,400,000
INFRAESTRUCTURA PARA EL MUNICIPIO DE HUEJUTLA DE REYES, HIDALGO	13,500,000
CONSTRUCCIÓN DE COMEDOR EN EL JARDÍN DE NIÑOS LÁZARO CÁRDENAS DEL RIO COL SAN MIGUEL, MARAVATÍO, MICHOACÁN	500,000
CONSTRUCCIÓN DE LABORATORIO DE COMPUTO DE LA ESCUELA PRIMARIA BENITO JUÁREZ EN LA LOCALIDAD DE SANTA MARÍA COATEPEC, EN SAN SALVADOR EL SECO, PUEBLA	1,517,195
REHABILITACIÓN DEL SISTEMA DE ALCANTARILLADO EN EL SECTOR EL ALHUATE, COMUNIDAD DE IXPALINO, SAN IGNACIO, SINALOA	1,000,000
CONSTRUCCIÓN DE AULA EN ESCUELA JARDÍN DE NIÑOS "COCONETL" EN LA LOCALIDAD DE ZACUALPAN, MUNICIPIO DE ZACUALPAN DE AMILPAS, MORELOS	670,685
INFRAESTRUCTURA PARA EL DESARROLLO MUNICIPAL SOCIAL, EN TEPECHITLÁN, ZACATECAS	500,000
PAVIMENTO A BASE DE CONCRETO HIDRÁULICO CALLE PROLONGACIÓN RANCHO TENERIA, LOCALIDAD HUEYAPAN, TETELA DEL VOLCÁN, MORELOS	3,102,034
PAVIMENTACIÓN DE CONCRETO HIDRÁULICO EN CALLE JARDÍN ESCONDIDO DE LA COLONIA BOSQUES DEL PARAÍSO, EN EL MUNICIPIO DE ZACUALTIPÁN DE ÁNGELES, HIDALGO.	2,100,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE SANTA MARÍA HUATULCO, OAXACA.	3,000,000
INFRAESTRUCTURA CARRETERA EN EL MUNICIPIO DE NOCHISTLÁN DE MEJÍA, EN EL ESTADO DE ZACATECAS	9,000,000
REHABILITACIÓN DE MERCADOS MUNICIPALES EN EL MUNICIPIO DE GUADALAJARA, JALISCO.	45,000,000
INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE BENITO JUÁREZ, ZACATECAS	2,000,000
CONSTRUCCIÓN DE LOSA DE 4 AULAS DE TRABAJO EN JARDÍN DE NIÑOS JOSÉ T. CUELLAR, CANATLÁN, DURANGO	250,000
CONSTRUCCION DE ANDADOR PEATONAL Y CICLOPISTA OCOTLAN-SAN ANDRÉS, PRIMERA ETAPA, EN LA CABECERA MUNICIPAL DE OCOTLÁN, JALISCO.	2,600,000
INFRAESTRUCTURA EDUCATIVA DE LA ESCUELA NORMAL RURAL RICARDO FLORES MAGÓN, MUNICIPIO DE SAUCILLO, CHIHUAHUA	5,000,000
REMODELACIÓN DEL ESTADIO HÉCTOR ESPINO, EN VALLE DE ZARAGOZA, CHIHUAHUA	2,000,000
INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE BACERAC, SONORA	1,000,000
CONSTRUCCIÓN DE TECHUMBRE EN LA CANCHA DE USOS MÚLTIPLES, LOCALIDAD SAN MIGUEL EPEJAN, PANINDÍCUARO, MICHOACÁN	500,000
PAVIMENTACIÓN EN EL MUNICIPIO DE TEPEJI DEL RÍO DE OCAMPO DEL ESTADO DE HIDALGO	6,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE CONCEPCIÓN DEL ORO, EN EL ESTADO DE ZACATECAS	4,700,000
CONSTRUCCIÓN CIRCUITO INTERIOR PONIENTE TRAMO DE AV SANTIAGO A LABASTIDA, EN ZAMORA, MICHOACÁN	8,500,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO DE LA AV ZARAGOZA 3A ETAPA, SAN MARCOS ARTEAGA, EN SAN MARCOS ARTEAGA, OAXACA	1,000,000
CONSTRUCCIÓN DE GAVIONES SOBRE MARGENES DEL RIO, EN LA LOCALIDAD DE LOS OTATES EN TUZANTLA, MICHOACÁN DE OCAMPO	1,493,333
REHABILITACIÓN DEL PARQUE CENTRAL FRANCISCO SARABIA, INCLUYE CANCHA DE USOS MÚLTIPLES, EN EL MUNICIPIO DE TEAPA, TABASCO.	2,500,000
INFRAESTRUCTURA EN COQUIMATLÁN, COLIMA	2,000,000
OBRAS DE INFRAESTRUCTURA EN LOS MUNICIPIOS DEL ESTADO DE QUERÉTARO	70,000,000

CONSTRUCCIÓN, AMPLIACIÓN, MODERNIZACIÓN Y REHABILITACIÓN DE INFRAESTRUCTURA DE VIALIDAD VEHICULAR Y PEATONAL EN EL ESTADO DE MÉXICO	400,000,000
INFRAESTRUCTURA MUNICIPAL EN JULIMES, CHIHUAHUA	1,180,000
PAVIMENTACIÓN DE CALLES VARIAS EN EL MUNICIPIO, ACANCEH, YUCATÁN	3,500,209
INFRAESTRUCTURA MUNICIPAL EN MADERA, CHIHUAHUA	1,300,000
CONSTRUCCIÓN DE TECHUMBRE EN LA ESCUELA PRIMARIA 20 DE NOVIEMBRE CCT 16DPR3391X, DE LA LOCALIDAD DE EL RANCHITO EN EL MUNICIPIO DE TUZANTLA, MICHOACÁN DE OCAMPO	700,000
INFRAESTRUCTURA PARA EL DESARROLLO MUNICIPAL EN EL MUNICIPIO DE SAN LORENZO AXOCOMANITLA, TLAXCALA	750,000
CONSTRUCCIÓN DE HUELLAS DE RODAMIENTO Y REHABILITACIÓN DE LA RED DE AGUA POTABLE Y DRENAJE, LOCALIDAD DE TENEXCAMILPA, TONILA, JALISCO	3,618,623
CONSTRUCCIÓN DE DOS AULAS Y MÓDULOS SANITARIOS EN EL TELEBACHILLERATO EN LA COMUNIDAD DE VILLACHUATO, PURUÁNDIRO, MICHOACÁN	700,000
PAVIMENTACIÓN DE CONCRETO HIDRÁULICO EN CALLE LUIS DONALDO COLOSIO EN LA YERBABUENA, TLAZAZALCA, MICHOACÁN	1,150,000
REHABILITACIÓN DE TECHUMBRE DEL FORO DEL CENTRO ESCOLAR TRES GUERRAS, CELAYA, GUANAJUATO	999,885
CONSTRUCCIÓN, REHABILITACIÓN Y AMPLIACIÓN DE LAS INSTALACIONES FÍSICAS DESTINADAS A LOS SERVICIOS PÚBLICOS EDUCATIVOS, EN EL ESTADO DE GUERRERO	20,000,000
CONSTRUCCION DE 3 AULAS, PATIO CIVICO, SANITARIOS Y OFICINA EN EL TELEBACHILLERATO COMUNITARIO, EN HUICHAPAN, HIDALGO	1,800,000
INFRAESTRUCTURA HIDRÁULICA EN EL MUNICIPIO DE TRANCOSO, EN EL ESTADO DE ZACATECAS	4,000,000
REHABILITACIÓN DE CAMPO DE BEISBOL, EN GUAZAPARES, CHIHUAHUA	2,000,000
CONSTRUCCION DE CENTRO CULTURAL EL ENCINAL SEGUNDA ETAPA, EN ACAPULCO DE JUÁREZ, GUERRERO	15,000,000
INFRAESTRUCTURA EN EL MUNICIPIO DE ACUAMANALA DE MIGUEL HIDALGO, TLAXCALA	1,783,903
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE GUTIÉRREZ ZAMORA, VERACRUZ.	2,700,000
CONSTRUCCIÓN DE GIMNASIO MUNICIPAL, EN ASCENSIÓN, CHIHUAHUA	2,000,000
DESARROLLO E INFRAESTRUCTURA EN EL MUNICIPIO DE PACHUCA DE SOTO, HIDALGO	3,428,560
INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE AGUASCALIENTES, AGUASCALIENTES	5,000,000
INFRAESTRUCTURA REGIONAL EN EL MUNICIPIO DE TIJUANA, BAJA CALIFORNIA	15,000,000
PROYECTOS DE INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE SAN AGUSTÍN LOXICHA, OAXACA	3,000,000
PAVIMENTACIÓN DEL CAMINO A LA COLONIA DURANGO EN LA COMUNIDAD COLONIA DURANGO EN EL MUNICIPIO DE TRES VALLES, EN VERACRUZ	1,900,000
CONSTRUCCION DE PUENTE VEHICULAR EN LA AGENCIA MUNICIPAL DEL CARMEN, EN SANTO DOMINGO IXCATLÁN, OAXACA	2,000,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE ZACATECAS, EN EL ESTADO DE ZACATECAS	5,400,000
INFRAESTRUCTURA PARA EL MUNICIPIO DE CARBÓ, SONORA	2,000,000
INFRAESTRUCTURA Y DESARROLLO MUNICIPAL EN EL MUNICIPIO DE SAN PABLO DEL MONTE, TLAXCALA	1,500,000
CONSTRUCCIÓN DE INTERSECCIÓN DE BLVD. LUIS D. COLOSIO ENTRONQUE CON BLVD. RAMÓN G. BONFIL EN EL SENTIDO PACHUCA-ACTOPAN, EN EL ESTADO DE HIDALGO	196,240,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SAN BLAS ATEMPA 1RA ETAPA, OAXACA	2,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE VALPARAÍSO, EN EL ESTADO DE ZACATECAS	4,000,000
PAVIMENTACIÓN DE LA CALLE MIGUEL HIDALGO Y COSTILLA EN LA TENENCIA DE TECARIO EN TACÁMBARO, MICHOACÁN	1,300,000
INFRAESTRUCTURA EN EL MUNICIPIO DE GUASAVE, SINALOA	15,000,000
INFRAESTRUCTURA PARA EL DESARROLLO MUNICIPAL SOCIAL, EN ZACATELCO, TLAXCALA	500,000
REHABILITACIÓN DE EDIFICIO OCAMPO, EN CUERNAVACA, MORELOS	6,000,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN LA CALLE 10 DE ENERO COLONIA 10 DE ABRIL, TEMIXCO, MORELOS.	700,000
REHABILITACIÓN DE INSTALACIONES DE 20 BEBEDEROS ESCUELA SECUNDARIA GRAL. MARIANO BALLEZA, CANATLÁN, DURANGO	50,000
INFRAESTRUCTURA MUNICIPAL EN RIVA PALACIO, CHIHUAHUA	1,180,000
PAVIMENTACIÓN DE LA CALLE 21 DE MARZO COL. BENITO JUÁREZ, VILLA DE TEZONTEPEC, HIDALGO	568,587
PAVIMENTO ASFALTICO EN CALLES DE LA COMUNIDAD MACUÑA (SAN RAFAEL DEL LLANO), EN GENERAL TERÁN, NUEVO LEÓN	2,999,847
INFRAESTRUCTURA VIAL A BASE DE MICROCARPETA EN FUENTE DE DIANA, LOMAS DE TECAMACHALCO, EN HUIXQUILUCAN, MÉXICO	12,411,000
CONSTRUCCIÓN DE BANQUETAS Y GUARNICIONES EN EL MUNICIPIO, TEPEYANCO, TLAXCALA	1,116,008
PAVIMENTACIÓN ASFÁLTICA CALLE FRONTERA, BARRIO GARZA GARCIA EN MONTEMORELOS, NUEVO LEÓN	1,991,509
INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE SAN LUIS RÍO COLORADO, SONORA	15,000,000

CONSTRUCCIÓN INTEGRAL DE LA CALLE EMILIANO ZAPATA ENTRE LOS SAUCES Y ALEJANDRO AMEZCUA, MUNICIPIO DE SAHUAYO, MICHOACÁN	3,250,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE IXTLÁN DEL RÍO, NAYARIT.	10,100,000
INFRAESTRUCTURA PARA EL ESTADO DE MORELOS	30,000,000
INFRAESTRUCTURA DEPORTIVA PARA EL ESTADO DE SINALOA	36,360,194
INFRAESTRUCTURA PARA EL MUNICIPIO DE ZITÁCUARO, MICHOACÁN DE OCAMPO	7,331,100
REENCARPETADO CON CONCRETO ASFÁLTICO, GUARNICIONES Y BANQUETAS DE AV. CHAPULTEPEC, MUNICIPIO NEXTLALPAN, MÉXICO	3,987,599
CONSTRUCCIÓN DE PUENTE VADO, EN LA LOCALIDAD DE ACUCHA DE CAJONCITOS EN EL MUNICIPIO DE TUZANTLA, MICHOACÁN DE OCAMPO	1,586,666
INFRAESTRUCTURA Y DESARROLLO MUNICIPAL EN EL MUNICIPIO DE NOGALES, SONORA	15,000,000
PAVIMENTACIÓN DE CONCRETO HIDRÁULICO DE LA CALLE AURELIO BONILLA EN CELAYA, GUANAJUATO	4,000,000
INFRAESTRUCTURA SOCIAL, EN EL ESTADO DE CHIAPAS	15,000,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE ARTEAGA, MICHOACÁN	1,000,000
CONSTRUCCION DE DOMO Y PÓRTICO EN LA ESCUELA PRIM. "BENITO JUÁREZ", EN HUEJUTLA DE REYES, HIDALGO	2,200,000
PROYECTOS DE INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE SAN JUAN COATZÓSPAM, OAXACA	5,000,000

CONSTRUCCIÓN DE CENTRO DEPORTIVO COMUNITARIO EN LA COLONIA SOLIDARIDAD, EN EL MUNICIPIO DE ZAPOTLÁN EL GRANDE, JALISCO.	2,500,000
INFRAESTRUCTURA HIDRÁULICA EN EL MUNICIPIO DE MONTE ESCOBEDO, EN EL ESTADO DE ZACATECAS	3,000,000
CONSTRUCCIÓN DE DRENAJE, AGUA POTABLE Y PAVIMENTACIÓN, EN MORELIA, MICHOACÁN	1,066,447
CONSTRUCCIÓN DE AULA COMEDOR ESCUELA PRIMARIA CUAUHTÉMOC, CANATLÁN, DURANGO	600,000
INFRAESTRUCTURA Y DESARROLLO MUNICIPAL PARA EL MUNICIPIO DE LEÓN, GUANAJUATO	10,000,000
CONSTRUCCIÓN DE VESTIDORES BAJO GRADAS EN LA CANCHA DE FUTBOL AMERICANO DE LA UNIDAD DEPORTIVA MUNICIPAL DE PACHUCA DE SOTO, HIDALGO	1,763,083
CONSTRUCCIÓN DE PARQUE DE CONVIVENCIA HACIENDA DEL BOSQUE EN CELAYA, GUANAJUATO	1,000,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE VILLA DE ETLA, OAXACA.	3,000,000
PAVIMENTACIÓN DEL CAMINO LOMA BONITA EL SALITRE LOCALIDAD LOMA BONITA, AYALA, MORELOS	1,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE LA UNIÓN DE ISIDORO MONTES DE OCA 1RA ETAPA, GUERRERO	3,242,851
INFRAESTRUCTURA EN EL MUNICIPIO DE MOCTEZUMA, SAN LUIS POTOSÍ	850,000
INFRAESTRUCTURA Y DESARROLLO MUNICIPAL EN EL MUNICIPIO DE CERRALVO, NUEVO LEÓN	15,000,000
CONSTRUCCIÓN DE PAVIMENTO HIDRÁULICO BANQUETAS Y GUARNICIONES EN CALLE 4, TOLCAYUCA, HIDALGO	1,032,026
CONSTRUCCION DE DOMO ESTRUCTURAL, EN EL ESTRADO Y LA PLAZA CÍVICA, EN LA LOCALIDAD DE SAN SEBASTIÁN DEL SUR, MUNICIPIO DE GÓMEZ FARÍAS, JALISCO.	2,000,000
TECHUMBRE Y CANCHA PARA LA ESCUELA SECUNDARIA JOSÉ JOAQUÍN FERNÁNDEZ DE LIZARDI, MUNICIPIO DE LA MAGDALENA TLALTELULCO, TLAXCALA	1,500,000
CONSTRUCCION DE LA RED AGUA POTABLE EN LA LOCALIDAD DE INDEPENDENCIA, EN SAN MARTÍN HUAMELÚLPAM, OAXACA	2,000,000
INFRAESTRUCTURA MUNICIPAL EN EL ESTADO DE PUEBLA	120,000,000
CONSTRUCCIÓN DE RED ELECTRICA EN LA LOCALIDAD DE BUENA VISTA, MUNICIPIO DE ACATLÁN, HIDALGO	130,000
INFRAESTRUCTURA MUNICIPAL PARA EL MUNICIPIO DE QUIMIXTLÁN, PUEBLA	1,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE VILLA GARCÍA, EN EL ESTADO DE ZACATECAS	4,000,000

INFRAESTRUCTURA EDUCATIVA EN EL MUNICIPIO DE VILLANUEVA, EN EL ESTADO DE ZACATECAS	3,000,000
CONSTRUCCIÓN DE PAVIMENTO EN ÁREA CENTRAL DE CUARTEL, EN MORELIA, MICHOACÁN	1,000,000
CONSTRUCCIÓN DE TECHUMBRE, EN LA CANCHA DE FUTBOL RÁPIDO DE LA LOCALIDAD DE MELCHOR OCAMPO (PASO DE TIERRA CALIENTE) EN EL MUNICIPIO DE TUZANTLA, MICHOACÁN DE OCAMPO	1,026,666
INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE SANTA MARÍA DE LA PAZ, ZACATECAS	1,500,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE TEZONTEPEC DE ALDAMA, HIDALGO.	7,000,000
INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE CALAKMUL, CAMPECHE	4,000,000
PASEO TURÍSTICO RÍO COLIMA - 2A ETAPA, EN EL MUNICIPIO DE COLIMA, EN EL ESTADO DE COLIMA	21,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE EL PLATEADO DE JOAQUÍN AMARO, EN EL ESTADO DE ZACATECAS	4,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE CIHUATLÁN, JALISCO.	8,000,000
PAVIMENTACIÓN CALLE EL ROBLE COL. EL ROBLE, TUXPAN, JALISCO	2,454,766
INFRAESTRUCTURA MUNICIPAL DE HUEJUTLA DE REYES, HIDALGO	11,000,000
CONSTRUCCION DE LA RED DE ELECTRIFICACION EN LA LOCALIDAD DE ALLENDE, MUNICIPIO DE SANTIAGO NUNDICHE, OAXACA	3,000,000

INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE SAN PEDRO TLAQUEPAQUE, JALISCO.	10,000,000
PAVIMENTACIÓN ASFÁLTICA EN AV. JUÁREZ Y VICENTE SUÁREZ, SAN SALVADOR, HIDALGO	5,157,516
INFRAESTRUCTURA EN EL MUNICIPIO DE OAXACA DE JUÁREZ, OAXACA	3,000,000
INFRAESTRUCTURA EN EL MUNICIPIO DE MEXICALI, BAJA CALIFORNIA	5,000,000
INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE TENABO, CAMPECHE	1,500,000
PAVIMENTACIÓN HIDRÁULICA DE CALLE SANTA ROSALÍA, MINERAL DEL MONTE, HIDALGO	1,115,055
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO CALLE HIDALGO, COMUNIDAD DE SAN HUIPANA, JOSÉ SIXTO VERDUZCO, MICHOACÁN	950,000
INFRAESTRUCTURA ELÉCTRICA EN EL MUNICIPIO DE JALPA, EN EL ESTADO DE ZACATECAS	1,700,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE COAPILLA 1RA ETAPA, CHIAPAS	1,244,953
INFRAESTRUCTURA PARA EL DESARROLLO MUNICIPAL SOCIAL, EN EL PLATEADO DE JOAQUÍN AMARO, ZACATECAS	500,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE JEREZ, EN EL ESTADO DE ZACATECAS	10,700,000
INFRAESTRUCTURA MUNICIPAL PARA EL MUNICIPIO DE NAVOJOA, SONORA	15,000,000
PAVIMENTACIÓN DE CONCRETO ESTAMPADO Y SERVICIOS EN CALLE DE LA CRUZ, EN TENANGO DEL AIRE, MÉXICO	3,321,573
UNIDAD DEPORTIVA MORELOS - 3ERA ETAPA, EN EL MUNICIPIO DE COLIMA, EN EL ESTADO DE COLIMA	20,000,000

CONSTRUCCIÓN DE AUDITORIO EN EL MUNICIPIO DE JANTETELCO, MORELOS	5,300,000
INFRAESTRUCTURA Y DESARROLLO MUNICIPAL PARA EL MUNICIPIO DE SAN MIGUEL DE ALLENDE, GUANAJUATO	15,000,000
SERVICIOS BÁSICOS EN LA ESCUELA SECUNDARIA FEDERAL MOISÉS SAENZ GARZA EN EL MUNICIPIO DE SAHUAYO, MICHOACÁN	250,000
CONSTRUCCIÓN DE TANQUE DE ALMACENAMIENTO DE AGUA POTABLE EN LA LOCALIDAD DE LOS CEDROS, MUNICIPIO DE IXTLAHUACÁN DE LOS MEMBRILLOS, JALISCO	1,955,540
CONSTRUCCIÓN DE TECHUMBRE EN PRIMARIA BENITO JUÁREZ DE LA LAJA, ACUITZIO, MICHOACÁN	700,000
CONSTRUCCIÓN DE TECHUMBRE EN PATIO CENTRAL DEL JARDÍN DE NIÑOS "VÍCTOR GARCÍA HERNÁNDEZ", REYNOSA, TAMAULIPAS	1,062,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE VILLA DE COS, EN EL ESTADO DE ZACATECAS	4,000,000
CONSTRUCCIÓN DE CENTRO DE USOS MÚLTIPLES EN EL ESTADO DE DURANGO	4,869,576
PAVIMENTACIÓN HIDRÁULICA DE CALLE PRINCIPAL DE LA COL. ERMITA, TENANGO DE DORIA, HIDALGO	3,251,881
REHABILITACIÓN DE INFRAESTRUCTURA HIDRÁULICA Y DE AULAS EN LA ESCUELA NORMAL SUPERIOR OFICIAL DE GUANAJUATO, GUANAJUATO	499,998
CONSTRUCCIÓN DE TECHUMBRE EN COBAEM NO. 10, DE SANTA ROSA EN EL MUNICIPIO DE TLALTIZAPÁN DE ZAPATA, MORELOS	3,169,673
REHABILITACIÓN DEL AUDITORIO, PRIMERA ETAPA, DE LA LOCALIDAD DE TLAXOCOYUCAN, MUNICIPIO DE HUASCA DE OCAMPO, HIDALGO	600,000
INFRAESTRUCTURA PARA EL DESARROLLO MUNICIPAL SOCIAL, EN SAN BLAS, NAYARIT	500,000
INFRAESTRUCTURA PARA EL DESARROLLO MUNICIPAL SOCIAL, EN TLALCHAPA, GUERRERO	1,000,000
CONSTRUCCIÓN DE TECHUMBRE EN LA TELESECUNDARIA LUIS DONALDO COLOSIO LOCALIDAD DE SAN RAMÓN, MARAVATÍO, MICHOACÁN	600,000
PAVIMENTACIÓN DE CONCRETO HIDRÁULICO EN LA CALLE ALLENDE, PURÉPERO, MICHOACÁN	2,018,414
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE OCUILAN 1RA ETAPA, MÉXICO	4,684,461
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE COCOTITLÁN 1RA ETAPA, MÉXICO	1,787,050
CONSTRUCCIÓN DE PAVIMENTO DE ADOCRETO EN CALLE BENITO JUÁREZ, EN EL MUNICIPIO DE SANTA CRUZ QUILEHTLA, EN EL ESTADO DE TLAXCALA	1,825,992

CONSTRUCCIÓN DE TECHADO DEL PATIO CÍVICO DE LA ESCUELA PRIMARIA URBANA NO. 2 LIC. JUAN JOSÉ TORRES LANDA, SAN JOSÉ ITURBIDE, GUANAJUATO	420,987
INFRAESTRUCTURA MUNICIPAL EN VERACRUZ, VERACRUZ	1,661,200
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE GENERAL ENRIQUE ESTRADA, EN EL ESTADO DE ZACATECAS	2,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE NOCHISTLÁN DE MEJÍA, EN EL ESTADO DE ZACATECAS	1,700,000
DESARROLLO MUNICIPAL EN SAN NICOLÁS DE LOS GARZA, NUEVO LEÓN	10,000,000
CONSTRUCCIÓN DE PAVIMENTO CON CONCRETO HIDRÁULICO EN EL MUNICIPIO DE SANTO DOMINGO ZANATEPEC DEL ESTADO DE OAXACA	2,964,308
INFRAESTRUCTURA Y DESARROLLO EN EL MUNICIPIO DE SAN VICENTE TANCUAYALAB, SAN LUIS POTOSÍ	1,500,000
INFRAESTRUCTURA HIDRÁULICA EN EL MUNICIPIO DE LUIS MOYA, EN EL ESTADO DE ZACATECAS	2,000,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN CALLE ARTEAGA EN ERONGARÍCUARO, MICHOACÁN	2,000,000
CONSTRUCCIÓN DE DESAYUNADOR ESCOLAR EN ESCUELA PRIMARIA MÁRTIRES DE LA REVOLUCIÓN DEMOCRÁTICA, COLONIA AGRÍCOLA LA PEÑA, MIQUIHUANA, TAMAULIPAS	980,189
INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE CHIAUTEMPAN, TLAXCALA	3,500,000
INFRAESTRUCTURA VIAL, EN PARÁCUARO, MICHOACÁN	4,600,000
	2,760,000

CONSTRUCCIÓN DE GUARNICIONES Y BANQUETAS EN DIVERSAS CALLES DEL MUNICIPIO, TEMOZÓN, YUCATÁN	
CONSTRUCCIÓN DE VELARIA EN ESCUELA TELESECUNDARIA NO 53 DIEGO RIVERA LÓPEZ MATEOS, ASIENTOS, AGUASCALIENTES	1,000,000
INFRAESTRUCTURA PARA EL DESARROLLO MUNICIPAL EN EL MUNICIPIO DE TENANCINGO, TLAXCALA	1,000,000
CONSTRUCCIÓN DE ADOQUINAMIENTO EN CENTRO HISTÓRICO DE LA LOCALIDAD DE COAMILES, EN EL MUNICIPIO DE TUXPAN, NAYARIT	3,500,000
CONSTRUCCIÓN DE TECHUMBRE EN PATIO CÍVICO ESCUELA PRIMARIA 5 DE FEBRERO, COAHUAYANA, MICHOACÁN	700,000
CONSTRUCCIÓN DE LA CASA DEL ADULTO MAYOR DEL ESTADO DE CAMPECHE	40,000,000
PROYECTOS DE INFRAESTRUCTURA PÚBLICA EN EL ESTADO DE TLAXCALA	12,000,000
INFRAESTRUCTURA DEPORTIVA EN EL MUNICIPIO DE JAUMAVE, TAMAULIPAS.	3,000,000
CONSTRUCCION POR SUSTITUCION DE UNIDAD MEDICA DE PRIMER NIVEL DE DZIUCHÉ, EN JOSÉ MARÍA MORELOS, QUINTANA ROO	7,000,000
CONSTRUCCIÓN DE TECHADO DE LA CANCHA DE USOS MÚLTIPLES EN LA ESCUELA PRIMARIA "JUDITH H. DE RUEDA VILLAGRÁN" DE LA COL. JAVIER ROJO GÓMEZ, MUNICIPIO DE TULANCINGO DE BRAVO, HIDALGO	1,515,000
INFRAESTRUCTURA SOCIAL EN EL ESTADO DE CHIAPAS.	165,000,000
PAVIMENTACION CON CONCRETO HIDRAULICO EN LA CALLE BENITO JUAREZ, EN YUXIA, CHALCATONGO DE HIDALGO, OAXACA	1,000,000
CONSTRUCCION DE CENTRO DE REHABILITACION INTEGRAL DE OCOTLAN (CRIO), EN LA COLONIA VALLE DE LA CONCEPCIÓN EN OCOTLÁN, JALISCO.	6,000,000
CONSTRUCCIÓN DE DOMO EN LA ESCUELA PRIMARIA DE LA COMUNIDAD DE AGUAGORDITA, EN EL MUNICIPIO DE VILLA GARCÍA, ZACATECAS.	1,200,000
INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO CELAYA, GUANAJUATO	2,100,000
INFRAESTRUCTURA PARA EL DESARROLLO MUNICIPAL SOCIAL, EN SAN MIGUEL TOTOLAPAN, GUERRERO	2,000,000
INFRAESTRUCTURA MUNICIPAL PARA EL MUNICIPIO DE RAYÓN, SAN LUIS POTOSÍ	8,500,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE JAUMAVE, TAMAULIPAS.	1,590,000
PAVIMENTACIÓN HIDRÁULICA CALLE IGNACIO ALLENDE, COL. INDEPENDENCIA, EN TEPEAPULCO, HIDALGO	720,318
INFRAESTRUCTURA EN EL MUNICIPIO DE HEROICA CIUDAD DE HUAJUAPAN DE LEÓN, OAXACA	11,000,000
INFRAESTRUCTURA MUNICIPAL EN EL TULE, CHIHUAHUA	1,180,000
ADOQUINAMIENTO DE CALLE ITURBIDE ENTRE MAZATLÁN Y SAN LUIS EN LA LOCALIDAD DE RUÍZ, EN EL MUNICIPIO DE RUÍZ, NAYARIT.	4,600,000
INFRAESTRUCTURA MUNICIPAL PARA EL MUNICIPIO DE IGUALAPA, GUERRERO	2,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE ACAJETE 1RA ETAPA, PUEBLA	1,864,000
CONSTRUCCIÓN DE PAVIMENTO HIDRÁULICO EN CALLE PRINCIPAL EN LA LOCALIDAD DE ALFONSO G. CALDERÓN, MUNICIPIO DE SINALOA, SINALOA.	15,000,000
PROYECTOS DE INFRAESTRUCTURA VIAL EN EL ESTADO DE SONORA	480,000,000
INFRAESTRUCTURA PARA EL DESARROLLO MUNICIPAL SOCIAL, EN CHAPULHUACÁN, HIDALGO	500,000
INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE OPICHÉN, YUCATÁN	4,000,000
CONSTRUCCIÓN DE TECHUMBRE EN PRIMARIA FELIPE CARRILLO PUERTO, LA CRUZ, CHIHUAHUA	664,118
ADOQUINAMIENTO DE LA CALLE MORELOS ENTRE 13 ORIENTE Y LIMITE EN LA LOCALIDAD DE SAN SALVADOR EL SECO, EN SAN SALVADOR EL SECO, PUEBLA	1,231,198
INFRAESTRUCTURA ELÉCTRICA EN EL MUNICIPIO DE BENITO JUÁREZ, EN EL ESTADO DE ZACATECAS	2,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE CUTZAMALA DE PINZÓN 1RA ETAPA, GUERRERO	2,908,628
CONSTRUCCIÓN DE CANCHA DE USOS MÚLTIPLES, TECHADA EN EL INSTITUTO TECNOLÓGICO DE URUAPAN, PURÉPERO, MICHOACÁN	1,300,000
CONSTRUCCIÓN DE TECHUMBRE EN ESCUELA PRIMARIA PDTE. ADOLFO RUIZ CORTINES, RINCÓN DE ROMOS, AGUASCALIENTES	1,200,000
INFRAESTRUCTURA SOCIAL EN LA COMUNIDAD RURAL DE "PLAYAS DE SOTELO", EN LEÓN, GUANAJUATO	4,000,000
AMPLIACIÓN DEL SISTEMA DE ABASTECIMIENTO DE AGUA POTABLE EN LA LOCALIDAD DE OTHÓN P BLANCO, MUNICIPIO DE JOSÉ MARÍA MORELOS, QUINTANA ROO	6,000,000
INFRAESTRUCTURA PARA EL DESARROLLO MUNICIPAL SOCIAL, EN JALTOCÁN, HIDALGO	500,000
CONSTRUCCIÓN DE ARCOTECHO CBT NO.1, NEXTLALPAN, MÉXICO	1,700,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE TEÚL DE GONZÁLEZ ORTEGA, EN EL ESTADO DE ZACATECAS	4,000,000
CONSTRUCCIÓN DE DOMOS Y GRADAS EN ESCUELA CREI 10 DE MAYO, ZONA 103, EN CARICHÍ, CHIHUAHUA	1,000,000
CONSTRUCCIÓN DE GUARNICIONES Y BANQUETAS EN DIVERSAS CALLES DEL MUNICIPIO, YOBAÍN, YUCATÁN	2,740,000

CONSTRUCCIÓN DE PAVIMENTO DE CONCRETO HIDRÁULICO DE UN F´C=200 KG/CM2 EN LA AV. INDEPENDENCIA ENTRE LA CALLE CIRCUNVALACIÓN Y PABLO DÍAZ VIVEROSE NOVIEMBRE DE LA COLONIA INDEPENDENCIA EN LA CABECERA MUNICIPAL DE VEGA DE ALATORRE, VERACRUZ	1,750,000
INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE HUEYTAMALCO, PUEBLA	1,000,000
PAVIMENTACIÓN ASFÁLTICA ZONA CENTRO, MELCHOR OCAMPO, NUEVO LEÓN	4,216,133
CONSTRUCCIÓN DE AULA DE USOS MÚLTIPLES EN ESCUELA PRIMARIA MARGARITA MAZA DE JUÁREZ, RÍO BRAVO, TAMAULIPAS	572,828
PAVIMENTACIÓN HIDRÁULICA DE LA CALLE "CONSTITUYENTES" EN LA COL. ROJO GÓMEZ, MUNICIPIO DE TULANCINGO DE BRAVO, HIDALGO	250,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SOMBRERETE, EN EL ESTADO DE ZACATECAS	9,000,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE TRINIDAD GARCÍA DE LA CADENA, EN EL ESTADO DE ZACATECAS	4,000,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO DE LA CALLE LINDAVISTA, EN JALOSTOTITLÁN, JALISCO	3,112,272

CONSTRUCCION DE 3 AULAS EN LA ESC. PRIM. BELISARIO DOMINGUEZ, EN TOLCAYUCA, HIDALGO	1,116,553
CONSTRUCCIÓN DE TECHUMBRE EN ESCUELA PRIMARIA PATRIA Y LIBERTAD COMUNIDAD JESÚS TEPACTEPEC, NATÍVITAS, TLAXCALA	874,358
CONSTRUCCIÓN DE PASO A DESNIVEL INFERIOR EN CRUCE DE AV. AGUASCALIENTES Y ANTIGUO CAMINO A SAN IGNACIO, AGUASCALIENTES	115,000,000
INFRAESTRUCTURA MUNICIPAL PARA EL MUNICIPIO DE VANEGAS, SAN LUIS POTOSÍ	850,000
CONSTRUCCION DEL TECHADO DE LA CANCHA DE USOS MULTIPLES DE LA ESCUELA PRIMARIA, DE VILLA DE GUADALUPE VICTORIA, EN SAN MIGUEL EL GRANDE, OAXACA	2,000,000
PAVIMENTACIÓN CON CONCRETO ASFALTICO EN AV. ATOCAN, MUNICIPIO NEXTLALPAN, MÉXICO	7,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE GENERAL PÁNFILO NATERA, EN EL ESTADO DE ZACATECAS	4,000,000
INFRAESTRUCTURA PARA EL DESARROLLO MUNICIPAL SOCIAL, EN VILLA GONZÁLEZ ORTEGA, ZACATECAS	500,000
INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE PABELLÓN DE ARTEAGA, AGUASCALIENTES	1,500,000
CONSTRUCCIÓN, AMPLIACIÓN Y MEJORAMIENTO DE ESPACIOS PÚBLICOS DEDICADOS A LA PRÁCTICA DEL DEPORTE, EN EL ESTADO DE GUERRERO	20,000,000
INFRAESTRUCTURA MUNICIPAL EN HUEJUQUILLA EL ALTO, JALISCO	3,000,000
INFRAESTRUCTURA PARA EL DESARROLLO MUNICIPAL SOCIAL, EN ZAPOTLÁN DEL REY, JALISCO	500,000
INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE CUAXOMULCO, TLAXCALA	3,006,264
INFRAESTRUCTURA EDUCATIVA EN LA LOCALIDAD DE HUETAMO, EN EL MUNICIPIO DE HUETAMO, MICHOACÁN DE OCAMPO	933,337
INFRAESTRUCTURA MUNICIPAL PARA EL MUNICIPIO DE SINALOA, SINALOA	15,000,000
PAVIMENTACIÓN HIDRÁULICA DE CALLE LOS SABINOS COL. SAN JOSÉ, TENANGO DE DORIA, HIDALGO	855,229
PAVIMENTACIÓN ASFÁLTICA CALLE ADOLFO LÓPEZ MATEOS, HUALAHUISES, NUEVO LEÓN	4,749,031
CONSTRUCCIÓN DEL COMPLEJO VIAL METROPOLITANO TLAXCALA, EN EL ESTADO DE TLAXCALA	108,000,000
PAVIMENTACIÓN Y REHABILITACIÓN DE CALLES EN DIVERSOS MUNICIPIOS DEL ESTADO DE CAMPECHE	84,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE CATEMACO 1RA ETAPA, VERACRUZ	1,025,600
CONSTRUCCIÓN DE CENTRO DE SALUD EN LOS SAUCES EN EL MUNICIPIO DE TEPATITLÁN DE MORELOS, JALISCO.	8,000,000

CONSTRUCCIÓN DE CASA DE DÍA PARA ADULTOS MAYORES, CABECERA MUNICIPAL, EN TENANGO DEL AIRE, MÉXICO	3,848,442
INFRAESTRUCTURA EN EL MUNICIPIO DE YAUTEPEC, MORELOS	4,500,000
REHABILITACIÓN DE AULAS DE SECUNDARIA GENERAL NO. 2 FRACCIONAMIENTO VALLE DE AGUAYO, VICTORIA, TAMAULIPAS	283,587
REHABILITACIÓN DE CONCRETO HIDRÁULICO Y SERVICIOS DE LA AV. FERROCARRIL, SAN JUAN COXTOCAN, EN TENANGO DEL AIRE, MÉXICO	1,363,827
INFRAESTRUCTURA HIDRÁULICA EN EL MUNICIPIO DE TEPECHITLÁN, EN EL ESTADO DE ZACATECAS	3,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SAN PEDRO HUAMELULA, OAXACA	6,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SANTA MARÍA JALAPA DEL MARQUÉS, OAXACA	5,000,000
INFRAESTRUCTURA VIAL PARA EL MUNICIPIO DE SAN SALVADOR EL SECO, EN EL ESTADO DE PUEBLA	5,000,000
REENCARPETADO CON CONCRETO ASFÁLTICO DE AV. MATAMOROS, MUNICIPIO NEXTLALPAN, MÉXICO	596,910
INFRAESTRUCTURA Y DESARROLLO MUNICIPAL EN EL MUNICIPIO DE SAN BLAS ATEMPA, OAXACA	15,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SANTA MARÍA HUATULCO, OAXACA.	7,000,000
PROYECTOS DE INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE TZINTZUNTZAN, MICHOACÁN	3,000,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO DE LA CALLE IGUALDAD, COL. BUENOS AIRES, EN EL MUNICIPIO DE TEPALCINGO, MORELOS	480,431
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN CALLE TULIPÁN COLONIA LAS FLORES, XOCHITEPEC, MORELOS.	1,500,000
INFRAESTRUCTURA PARA EL MUNICIPIO DE TEOCELO, VERACRUZ	5,000,000

PAVIMENTACIÓN CON CONCRETO HIDRÁULICO PRIMERA ETAPA CALLE BOULEVARD INDEPENDENCIA, EN ACULA, VERACRUZ	6,500,000
PROYECTOS DE INFRAESTRUCTURA PÚBLICA EN EL ESTADO DE HIDALGO	157,000,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE APOZOL, EN EL ESTADO DE ZACATECAS	3,000,000
CONSTRUCCIÓN, REHABILITACIÓN Y AMPLIACIÓN DE ESPACIOS PÚBLICOS DEDICADOS A LA DIFUSIÓN ARTÍSTICA Y CULTURAL, EN EL ESTADO DE GUERRERO	20,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SANTA ISABEL XILOXOXTLA, TLAXCALA	1,000,000
CONSTRUCCIÓN DE DOMO EN ESCUELA PRIMARIA DE LA LOCALIDAD LA CIENEGUILLA, EN HUEJOTITÁN, CHIHUAHUA	1,000,000

INFRAESTRUCTURA MUNICIPAL EN MEOQUI, CHIHUAHUA	3,000,000
CONSTRUCCIÓN DE AUDITORIO, CADEREYTA JIMÉNEZ, NUEVO LEÓN	10,275,540
INFRAESTRUCTURA MUNICIPAL PARA EL MUNICIPIO DE TEKAL DE VENEGAS, YUCATÁN	5,000,000
REHABILITACIÓN DEL PARQUE LAS LAGUNAS EN LA LOCALIDAD VILLA MENDOZA, PURÉPERO, MICHOACÁN	3,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE BOCOYNA, CHIHUAHUA.	4,000,000
INFRAESTRUCTURA EN EL MUNICIPIO DE CHICHIQUILA, PUEBLA	1,000,000
INFRAESTRUCTURA MUNICIPAL EN IGNACIO ZARAGOZA, CHIHUAHUA	1,300,000
INFRAESTRUCTURA PARA EL DESARROLLO MUNICIPAL EN MEOQUI, CHIHUAHUA	4,000,000
INFRAESTRUCTURA EN EL MUNICIPIO DE GUADALUPE VICTORIA, PUEBLA	1,000,000
CONSTRUCCIÓN DE UNIDAD DEPORTIVA, EN BATOPILAS DE MANUEL GÓMEZ MORÍN, CHIHUAHUA	2,000,000
INFRAESTRUCTURA MUNICIPAL PARA EL MUNICIPIO DE NICOLÁS FLORES, HIDALGO	857,190
INFRAESTRUCTURA PARA EL DESARROLLO MUNICIPAL SOCIAL, EN TAPALPA, JALISCO	1,500,000
CONSTRUCCIÓN DE PAVIMENTO DE CONCRETO HIDRÁULICO DE UN F´C=200 KG/CM2 EN LA AV. EMILIANO ZAPATA ENTRE LA PABLO DÍAZ VIVEROS Y 5 DE MAYO DE LA LOC. EL TACAHUITE, MUNICIPIO DE VEGA DE ALATORRE, VERACRUZ	1,800,000
INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE RÍO GRANDE, ZACATECAS	3,000,000
REENCARPETADO ASFALTICO AV REAL CALMICHINES ENTRE AV. PATRIA Y AV MALECON COL. INFONAVIT SOLEDAD, EN EL MUNICIPIO DE TONALÁ, EN EL ESTADO DE JALISCO	3,000,000
CONSTRUCCIÓN DE GUARNICIONES, BANQUETAS Y PAVIMENTO HIDRÁULICO DE LA CALLE GUILLERMO PRIETO ENTRE BOCANEGRA Y JUAN DE LA BARRERA, EN LA COLONIA PATRIA LIBRE 2DA. SECCIÓN, EN EL MUNICIPIO DE COSOLEACAQUE, VERACRUZ	4,740,690
INFRAESTRUCTURA DESARROLLO MUNICIPAL EN TONANITLA, MÉXICO	5,000,000
CONSTRUCCIÓN CON PAVIMENTO HIDRÁULICO EN CALLE PRINCIPAL DE SAN JOSÉ EN EL MUNICIPIO DE TENAMPA EN ESTADO DE VERACRUZ	1,500,000
PAVIMENTACIÓN CON PIEDRA AHOGADA Y RED DE AGUA POTABLE EN LA CALLE SAN ANDRÉS, LOCALIDAD DE ZACUALPAN, EN EL MUNICIPIO DE ZACUALPAN DE AMILPAS, MORELOS.	1,837,528
REHABILITACIÓN Y RECONSTRUCCIÓN DE CARRETERAS ESTATALES EN EL VALLE DE MEXICALI, EN EL ESTADO DE BAJA CALIFORNIA	50,000,000
CONSTRUCCIÓN DE TECHADO PATIO ESCOLAR ESCUELA PRIMARIA URBANA NO. 62 "GENERAL FRANCISCO VILLA" CLAVE 11EPR0820H, EN LEÓN, GUANAJUATO	2,000,000
PROYECTOS DE INFRAESTRUCTURA URBANA EN EL MUNICIPIO DE YAUTEPEC, MORELOS	25,000,000

INFRAESTRUCTURA MUNICIPAL EN CUAUHTÉMOC, CHIHUAHUA	1,300,000
CONSTRUCCION DE EMPEDRADO AHOGADO EN MORTERO CEMENTO-ARENA, EN VARIAS CALLES DE LAS VARAS, CALLE 5 DE MAYO, COAPINOL Y MAZATLAN, MUNICIPIO DE COMPOSTELA, NAYARIT	2,000,000
INFRAESTRUCTURA VIAL, EN LOS REYES, MICHOACÁN	12,000,000
CONSTRUCCIÓN DE CANCHA Y TECHADO EN LA COLONIA NATIVIDAD, 1RA ETAPA, EN COCHOAPA EL GRANDE, GUERRERO	2,770,300
CONSTRUCCIÓN DE CANCHA DE USOS MÚLTIPLES Y DOMO DEPORTIVO LOCALIDAD MARGARITA MAZA DE JUÁREZ, BACALAR, QUINTANA ROO	2,300,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE PANOTLA, TLAXCALA	1,500,000
CONSTRUCCION DE ARCOTECHO EN EL JARDIN DE NIÑOS JAVIER ROJO GOMEZ, EN TEPEJI DEL RÍO DE OCAMPO, HIDALGO	1,199,900
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN LA CALLE VERANO DE LA COLONIA PUEBLO VIEJO EN EL MUNICIPIO DE TEMIXCO, MORELOS	1,500,000
PAVIMENTACIÓN CALLE ENSENADA COLONIA LOMA SUR, EN EL MUNICIPIO DE EMILIANO ZAPATA, MORELOS	1,250,000
INFRAESTRUCTURA MUNICIPAL EN TORREÓN, COAHUILA DE ZARAGOZA	15,000,000
CONSTRUCCION DE VIALIDADES EN LA DELEGACION DE BETULIA (CALLES EUCALIPTO Y NOGAL) EN CONCRETO ASFALTICO, REPARACION DE DRENAJE,AGUA,GUARNICIONES Y BANQUETAS, EN LAGOS DE MORENO, JALISCO	5,500,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO ACAJETE, VERACRUZ	3,000,000
PROYECTOS DE INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE MOCTEZUMA, SAN LUIS POTOSÍ	10,000,000
CONSTRUCCIÓN Y ADOQUINAMIENTO EN 4TA CALLE DE SAN FRANCISCO, COLONIA EL CARMEN, ESPAÑITA, TLAXCALA	1,000,000

CONSTRUCCIÓN DE DOMO EN CECYTECH MORELOS, EN MORELOS, CHIHUAHUA	1,000,000
REHABILITACIÓN DE INFRAESTRUCTURA DEPORTIVA EN DIVERSOS MUNICIPIOS DEL ESTADO DE CAMPECHE	66,000,000

CONSTRUCCIÓN DE EMPEDRADO ZAMPEADO EN CONCRETO HIDRÁULICO EN LA CALLE LA ESTACIÓN, EN LA LOCALIDAD DE LA CAPILLA DEL REFUGIO, MUNICIPIO DE IXTLAHUACÁN DE LOS MEMBRILLOS, JALISCO	1,493,791
INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE SANTA CATARINA AYOMETLA, TLAXCALA	750,000
PROYECTOS DE INFRAESTRUCTURA PÚBLICA EN EL MUNICIPIO DE MÚGICA, EN EL ESTADO DE MICHOACÁN	29,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE MARAVILLA TENEJAPA 1RA ETAPA, CHIAPAS	1,906,684
INFRAESTRUCTURA EN EL MUNICIPIO DE TEPETITLA DE LARDIZÁBAL, TLAXCALA	750,000
INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE SAN JOSÉ ITURBIDE, GUANAJUATO	4,000,114
REHABILITACIÓN DEL AUDITORIO DE LA ESCUELA SECUNDARIA GENERAL "HÉROE ANTONIO REYES", EN HUEJUTLA DE REYES, HIDALGO	1,276,573
INFRAESTRUCTURA PARA EL DESARROLLO MUNICIPAL SOCIAL, EN TOMATLÁN, JALISCO	500,000
INFRAESTRUCTURA EDUCATIVA EN EL MUNICIPIO DE GENERAL FRANCISCO R. MURGUÍA, EN EL ESTADO DE ZACATECAS	2,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SANTA BÁRBARA, CHIHUAHUA.	2,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE XICOHTZINCO, TLAXCALA	1,500,000
INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE MONTE ESCOBEDO, ZACATECAS	2,000,000
INFRAESTRUCTURA Y DESARROLLO MUNICIPAL EN EL MUNICIPIO DE TECOZAUTLA, HIDALGO	1,499,995
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE TEPETLIXPA, ESTADO DE MÉXICO.	2,207,300
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE TOTOLAC 1RA ETAPA, TLAXCALA	3,035,740
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE MOMAX, EN EL ESTADO DE ZACATECAS	4,000,000
CONSTRUCCIÓN INTEGRAL DE LA CALLE FEDERICO HIGAREDA ENTRE ALEJANDRO AMEZCUA Y SAUCES DEL MUNICIPIO DE SAHUAYO, MICHOACÁN	2,000,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE CUITZEO, MICHOACÁN	2,500,000
INFRAESTRUCTURA Y DESARROLLO MUNICIPAL EN XALATLACO, MÉXICO	5,000,000
CONSTRUCCIÓN DE TECHUMBRE Y CANCHA DE USOS MÚLTIPLES, LOCALIDAD DE CAMPO 4, COMALA, COLIMA	700,000
INFRAESTRUCTURA VIAL EN EL ESTADO DE OAXACA	48,600,530
INFRAESTRUCTURA PARA EL DESARROLLO MUNICIPAL SOCIAL, EN SANTIAGO CACALOXTEPEC, OAXACA	1,000,000
CONSTRUCCION POR SUSTITUCION DE UNIDAD MEDICA DE PRIMER NIVEL UCUM, EN OTHÓN P. BLANCO, QUINTANA ROO	7,000,000
INFRAESTRUCTURA MUNICIPAL PARA EL MUNICIPIO DE SANTA CATARINA, NUEVO LEÓN	20,000,000
INFRAESTRUCTURA HIDRÁULICA EN EL MUNICIPIO DE MEZQUITAL DEL ORO, EN EL ESTADO DE ZACATECAS	2,000,000

PAVIMENTACIÓN DE CALLE DE ACCESO AL CAM Y CHIMEQUILLAS DE ESCOBEDO, ZITÁCUARO, MICHOACÁN	1,300,000
REHABILITACIÓN DE CAMINO DE ACCESO A LA LOCALIDAD SANTA BÁRBARA, EN EL MUNICIPIO DE OCAMPO, EN EL ESTADO DE GUANAJUATO	3,000,000
INFRAESTRUCTURA PARA EL DESARROLLO MUNICIPAL SOCIAL, EN MEZQUITAL DEL ORO, ZACATECAS	500,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN CALLE MORELOS, COL. BONIFACIO GRACIA, TLALTIZAPÁN DE ZAPATA, MORELOS	868,697
AMPLIACIÓN DE RED DE DRENAJE AGUA POTABLE Y PAVIMENTACIÓN DE CALLE BENITO JUÁREZ, EN EL MUNICIPIO DE CUMPAS, SONORA	13,240,201
PAVIMENTACIÓN HIDRÁULICA DE CALLE SAN PEDRO - PALO HUECO, MINERAL DEL MONTE, HIDALGO	1,115,059
INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE ENSENADA, BAJA CALIFORNIA	3,000,000
INFRAESTRUCTURA VIAL EN EL ESTADO DE VERACRUZ	100,000,000
INFRAESTRUCTURA Y DESARROLLO EN EL MUNICIPIO DE VILLA DE ARISTA, SAN LUIS POTOSÍ	300,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE VICTORIA, TAMAULIPAS.	10,000,000
CONSTRUCCIÓN DE ENTRADA PRINCIPAL EN ESCUELA SECUNDARIA TÉCNICA NO. 13 "JOSÉ VICENTE DE LA SERNA" EN LA CABECERA MUNICIPAL, ALDAMA, TAMAULIPAS	555,476
INFRAESTRUCTURA PARA EL MUNICIPIO DE SAN MIGUEL DE HORCASITAS, SONORA	1,000,000
INFRAESTRUCTURA EN CAMINOS RURALES EN EL ESTADO DE DURANGO	60,000,000
INFRAESTRUCTURA PÚBLICA EN EL ESTADO DE MÉXICO	750,000,000
PAVIMENTACIÓN DE LIBRAMIENTO AHUILICAN EN EL MUNICIPIO DE YAUTEPEC, MORELOS	7,000,000
INFRAESTRUCTURA ECONÓMICA EN EL MUNICIPIO DE UNIÓN DE SAN ANTONIO, JALISCO	25,000,000

CONSTRUCCIÓN DE TECHADO EN TOMA DE AGUA DEL MANANTIAL DE AGUA SANTA, EN NAOLINCO, VERACRUZ	1,900,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE AGUILILLA, MICHOACÁN	1,000,000
CONSTRUCCIÓN DE PAVIMENTO ASFALTICO EN CALLES DE COMUNIDAD EL LLANO EN GENERAL TERÁN, NUEVO LEÓN	2,999,847
INFRAESTRUCTURA PARA EL DESARROLLO MUNICIPAL SOCIAL, EN LA MISIÓN, HIDALGO	500,000
CONSTRUCCIÓN DE CUBIERTA METALICA, EN PÁTZCUARO, MICHOACÁN	450,000
INFRAESTRUCTURA CARRETERA EN EL ESTADO DE DURANGO	50,000,000

CONSTRUCCIÓN, AMPLIACIÓN Y REHABILITACIÓN DE INFRAESTRUCTURA CULTURAL EN EL ESTADO DE MÉXICO	150,000,000
CONSTRUCCIÓN DE VELARIA EN ESCUELA PRIMARIA GUADALUPE VICTORIA LA DICHOSA, ASIENTOS, AGUASCALIENTES	1,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE APULCO, EN EL ESTADO DE ZACATECAS	4,000,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE JOLALPAN, PUEBLA.	1,000,000
INFRAESTRUCTURA HIDRÁULICA EN EL MUNICIPIO DE CALERA, EN EL ESTADO DE ZACATECAS	8,800,000
CONSTRUCCIÓN DE TECHUMBRE METÁLICA EN ESCUELA PRIMARIA DE LA LOCALIDAD DE ZARATE, MORELOS, MICHOACÁN	700,000
INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE TABASCO, ZACATECAS	2,000,000
PAVIMENTACIÓN CONCRETO ESTAMPADO EN CALLE MIGUEL HIDALGO, COL. CENTRO, EN EL MUNICIPIO DE MAZATEPEC, MORELOS.	1,700,000
INFRAESTRUCTURA CARRETERA EN EL MUNICIPIO DE JUAN ALDAMA, EN EL ESTADO DE ZACATECAS	7,500,000
INFRAESTRUCTURA VIAL EN LA RED ESTATAL DE CARRETERAS, EN EL ESTADO DE QUERÉTARO	80,000,000
INFRAESTRUCTURA Y DESARROLLO MUNICIPAL EN EL MUNICIPIO DE BAVIÁCORA, SONORA	1,000,000
INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE GÜÉMEZ, TAMAULIPAS	5,000,000
INFRAESTRUCTURA MUNICIPAL EN GRAN MORELOS, CHIHUAHUA	2,000,000
INFRAESTRUCTURA EDUCATIVA EN EL MUNICIPIO DE MONTE ESCOBEDO, EN EL ESTADO DE ZACATECAS	1,000,000
CONSTRUCCIÓN DE TECHUMBRE EN EL PATIO CÍVICO DE LA ESCUELA PRIMARIA ARTÍCULO 30 CONSTITUCIONAL, LOCALIDAD ZACUALPAN, COMALA, COLIMA	1,200,000
PAVIMENTACIÓN DE CONCRETO HIDRÁULICO, DE LA CALLE DE LAS FLORES, SAN MATEO TEPOPULA, EN TENANGO DEL AIRE, MÉXICO	2,891,509
CONSTRUCCIÓN DE CANAL AL JAGUEY EJIDO CALDERÓN, CUAUTLA, MORELOS.	500,000
PAVIMENTACIÓN CON CONCRETO ASFALTICO BLVD EMILIANO ZAPATA EN EL MUNICIPIO DE URES DEL ESTADO DE SONORA	5,449,647
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE MAZAPIL, EN EL ESTADO DE ZACATECAS	2,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE TLALTENANGO DE SÁNCHEZ ROMÁN, EN EL ESTADO DE ZACATECAS	8,000,000
INFRAESTRUCTURA ECONÓMICA PARA EL MUNICIPIO DE HUEJUTLA DE REYES, HIDALGO	22,000,000

INFRAESTRUCTURA VIAL EN EL ESTADO DE BAJA CALIFORNIA SUR	10,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE GUADALAJARA, JALISCO.	155,000,000
INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE JUCHITÁN, GUERRERO	5,000,000
PAVIMENTACIÓN ASFÁLTICA DE CALLE ALDAMA, MELCHOR OCAMPO, NUEVO LEÓN	2,196,175
INFRAESTRUCTURA SOCIAL PARA EL MUNICIPIO DE TIANGUISTENGO, HIDALGO	10,000,000
PAVIMENTACIÓN DE AVENIDA MONTERREY, EN SAN DAMIÁN TEXÓLOC, TLAXCALA	5,000,000
REENCARPETADO ASFALTICO CALLE CEREZO-CIRUELO ENTRE CALLE SAUZ Y AV. MALECON COL. VILLAS ORIENTE II, EN EL MUNICIPIO DE TONALÁ, EN EL ESTADO DE JALISCO	627,800
INFRAESTRUCTURA PARA EL DESARROLLO EN DIVERSAS DEMARCACIONES TERRITORIALES DE LA CIUDAD DE MÉXICO	15,000,000
PAVIMENTACIÓN ASFÁLTICA CALLE LÁZARO CÁRDENAS ENTRE BENITO JUAREZ Y FRANCISCO I. MADERO EN HUALAHUISES, NUEVO LEÓN	2,291,105
CONSTRUCCIÓN DE TECHUMBRE EN EL PATIO CÍVICO DE LA ESCUELA PRIMARIA AÑO DE JUÁREZ, LOCALIDAD LA NOGALERA, COMALA, COLIMA	600,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE SAN PABLO DEL MONTE, TLAXCALA	25,000,000
INFRAESTRUCTURA EDUCATIVA EN EL CECYTE 26 COLOLA, MUNICIPIO DE AQUILA, MICHOACÁN	5,000,000
INFRAESTRUCTURA SOCIOECONÓMICA PARA EL MUNICIPIO DE HUEJUTLA DE REYES, HIDALGO	11,500,000
PAVIMENTACIÓN CON CONCRETO ASFÁLTICO DE CALLE DE LAS FLORES, MUNICIPIO NEXTLALPAN, MÉXICO	2,327,676
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SANTIAGO IXCUINTLA, NAYARIT	9,930,897
CONSTRUCCIÓN DE BARDA PERIMETRAL EN PANTEÓN DEL EJIDO DE OTILIO MONTAÑO, CUAUTLA, MORELOS.	500,000
INFRAESTRUCTURA SOCIOECONÓMICA PARA EL MUNICIPIO DE CALNALI, HIDALGO	5,300,000
INFRAESTRUCTURA HIDRÁULICA EN EL MUNICIPIO DE ZACATECAS, EN EL ESTADO DE ZACATECAS	28,000,000

AMPLIACIÓN DE LIBRAMIENTO SUR, PUEBLO NUEVO, GUANAJUATO	3,000,000
REHABILITACIÓN DE PARQUE JOSÉ MARÍA MORELOS Y PAVÓN, EN EL MUNICIPIO DE TECATE, EN EL ESTADO DE BAJA CALIFORNIA	3,000,000
INFRAESTRUCTURA ECONÓMICA EN EL MUNICIPIO DE ACATLÁN, HIDALGO	1,000,000
INFRAESTRUCTURA PARA EL DESARROLLO MUNICIPAL SOCIAL, EN TRANCOSO, ZACATECAS	1,000,000
PAVIMENTACIÓN DE AV. EN EL MUNICIPIO DE COATLÁN DEL RÍO, MORELOS	2,000,000

CONSTRUCCIÓN DE UNA AULA DIDÁCTICA JARDÍN DE NIÑOS JOSÉ NARES ÁLVAREZ COLONIA OBRERO POPULAR, XOCHITEPEC, MORELOS	899,496
CONSTRUCCION DE GIMNASIO AL AIRE LIBRE EN LA CABECERA MUNICIPAL, EN ALMOLOYA, HIDALGO	450,000
INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE JALOSTOTITLÁN, JALISCO	7,000,000
CONSTRUCCIÓN DE GIMNASIO - AUDITORIO DE LA ESCUELA NORMAL OFICIAL DE IRAPUATO, GUANAJUATO	5,975,700
REHABILITACIÓN CON CONCRETO HIDRÁULICO CALLE INDEPENDENCIA EN EL MUNICIPIO DE AXOCHIAPAN, MORELOS	2,000,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE SAN DAMIÁN TEXÓLOC, TLAXCALA	4,000,000
REHABILITACIÓN DEL MERCADO ADOLFO LÓPEZ MATEOS EN EL MUNICIPIO DE CUERNAVACA, MORELOS	2,500,000
CONSTRUCCIÓN DE CENTRO CULTURAL COMUNITARIO DE COMONFORT, GUANAJUATO	3,000,000
INFRAESTRUCTURA DEPORTIVA EN LA CIUDAD DE OAXACA DE JUÁREZ	71,520,000
PAVIMENTO A BASE DE CONCRETO HIDRÁULICO CALLE CUMBRES, LOCALIDAD HUEYAPAN, TETELA DEL VOLCÁN, MORELOS	1,466,957
REHABILITACIÓN CARRETERA MIACATLAN - PALPAN TRAMO PALO GRANDE, MIACATLÁN, MORELOS.	4,000,000
REHABILITACION DEL BOULEVARD DE ACCESO A JALA Y CALLE TAMPICO EN LA LOCALIDAD DE JALA Y CALLE LA AMISTAD EN LA LOCALIDAD DE LOMULCO, MUNICIPIO DE JALA, NAYARIT	28,063,732
INFRAESTRUCTURA PARA EL DESARROLLO EN EL ESTADO DE BAJA CALIFORNIA	10,000,000
TECHUMBRE PARA LA ESCUELA PRIMARIA BENEMÉRITO DE LAS AMÉRICAS, MUNICIPIO DE TEQUISQUIAPAN, QUERÉTARO	1,250,000
INFRAESTRUCTURA MUNICIPAL EN TIJUANA, BAJA CALIFORNIA	15,000,000
CONSTRUCCIÓN DE CANCHA DE USOS MÚLTIPLES Y DOMO DEPORTIVO LOCALIDAD LÁZARO CÁRDENAS DEL RÍO TERCERO, BACALAR, QUINTANA ROO	2,300,000
INFRAESTRUCTURA PARA EL MUNICIPIO DE IXTENCO, TLAXCALA	5,000,000
REHABILITACIÓN CON CONCRETO HIDRÁULICO CALLE MORELOS, AXOCHIAPAN, MORELOS	2,000,000
CASA DEL ACUEDUCTO (ARIPO), EN EL MUNICIPIO DE OAXACA DE JUÁREZ, EN EL ESTADO DE OAXACA	27,232,236
PAVIMENTACIÓN ASFÁLTICA EN CALLE FCO. MÁRQUEZ "LA PEÑA", SAN SALVADOR, HIDALGO	1,749,124

CONSTRUCCIÓN DE BANQUETAS PEATONALES, HABILITACIÓN DE CICLOVÍA Y CONSTRUCCIÓN DEINFRAESTRUCTURA PARA GENERAR SEGURIDAD A PERSONAS CON DISCAPACIDAD, EN MORELIA, MICHOACÁN	9,500,000
INFRAESTRUCTURA PARA EL MUNICIPIO DE LEÓN, GUANAJUATO	10,000,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE LA YESCA, NAYARIT.	2,200,000
REHABILITACIÓN DE LA UNIDAD DEPORTIVA DE LA LOCALIDAD DE CUAJOMULCO, HUITZILAC, MORELOS	1,200,000
INFRAESTRUCTURA Y DESARROLLO MUNICIPAL PARA EL MUNICIPIO DE UNIÓN DE SAN ANTONIO, JALISCO	15,000,000
PROYECTOS DE INFRAESTRUCTURA PÚBLICA EN SAN LUIS POTOSÍ	200,000,000
CONSTRUCCIÓN DE POLIDEPORTIVO Y ÁREA ADMINISTRATIVA ZONA NORTE 2DA ETAPA, EN NEZAHUALCÓYOTL, MÉXICO	19,250,000
INFRAESTRUCTURA PARA EL DESARROLLO SOCIAL DEL MUNICIPIO DE POZA RICA DE HIDALGO, VERACRUZ	20,000,000
PAVIMENTACIÓN DE CONCRETO HIDRÁULICO CALLE ALLENDE, PURÉPERO, MICHOACÁN	4,660,611
INFRAESTRUCTURA PARA EL DESARROLLO MUNICIPAL SOCIAL, EN GUADALUPE VICTORIA, DURANGO	1,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE LA YESCA, NAYARIT.	3,500,000
INFRAESTRUCTURA MUNICIPAL PARA EL MUNICIPIO DE TENANGO DEL AIRE, MÉXICO	7,500,000
LIBRAMIENTO EL RODEO, GENERA UN NUEVO CORREDOR VIAL, CONECTA AL MUNICIPIO DE CHAPALA Y EL SALTO 3ERA ETAPA, CON CONEXIÓN A LA CARRETERA STA ROSA LA ABARCA, EN EL MUNICIPIO DE IXTLAHUACÁN DE LOS MEMBRILLOS, EN EL ESTADO DE JALISCO	6,631,206
INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE CUETZALAN DEL PROGRESO, PUEBLA	1,000,000
CONSTRUCCIÓN DE TECHUMBRE DE LA CANCHA DE USOS MÚLTIPLES DE LA PRIMARIA BENITO JUÁREZ DE LA COLONIA ADOLFO LÓPEZ MATEOS EN EL MUNICIPIO DE TEPALCINGO, MORELOS	1,900,000
PAVIMENTACIÓN HIDRÁULICA DE LA CALLE "RUFINO TAMAYO" EN LA LOCALIDAD DE SANTA MARÍA EL CHICO, MUNICIPIO DE TULANCINGO DE BRAVO, HIDALGO	900,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE GENARO CODINA, EN EL ESTADO DE ZACATECAS	2,000,000
TECHUMBRE EN EXPLANADA EJIDAL DE CUAUTLIXCO, CUAUTLA, MORELOS.	500,000

CONSTRUCCIÓN DE TECHUMBRE EN LA CANCHA DE BASQUETBOL, EN LA LOCALIDAD DE EL CASCALOTE DEL SALITRE (EL SALITRE) EN EL MUNICIPIO DE TUZANTLA, MICHOACÁN DE OCAMPO	653,333
CONSTRUCCIÓN DE MUSEO CONTEMPORANÉO ACAPULCO, EN ACAPULCO DE JUÁREZ, GUERRERO	5,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE APOZOL, EN EL ESTADO DE ZACATECAS	1,000,000
PAVIMENTACIÓN DE CALLES EN EL MUNICIPIO, SINGUILUCAN, HIDALGO	4,000,000

CONSTRUCCIÓN DE AULA ESCOLAR Y BANQUETA EN ESCUELA PRIMARIA EUGENIO HERNÁNDEZ BALBOA, NUEVO LAREDO, TAMAULIPAS	569,489
CONSTRUCCIÓN DE PAVIMENTO DE ADOQUÍN GUARNICIONES Y BANQUETAS EN CALLE MORELOS, NATÍVITAS, TLAXCALA	1,427,540
PAVIMENTACION DE CONCRETO HIDRAULICO EN LA CONGREGACION LLANO GRANDE, EN EL MUNICIPIO DE TEOCELO, EN EL ESTADO DE VERACRUZ	3,020,000
CONSTRUCCIÓN DE PARQUE DE BEISBOL INFANTIL LOCALIDAD CORRALEÑO, LA CRUZ, CHIHUAHUA	1,532,580
CONSTRUCCIÓN DE PLANTA DE TRATAMIENTO DE AGUAS RESIDUALES PARA BENEFICIAR A LA COMUNIDAD DE PAÑHE EN EL MUNICIPIO DE TECOZAUTLA EN EL ESTADO DE HIDALGO	12,500,000
REENCARPETADO CON CONCRETO ASFÁLTICO DE LA AV. RAFAEL VILLELA, MUNICIPIO NEXTLALPAN, MÉXICO	927,174
INFRAESTRUCTURA SOCIAL PARA EL MUNICIPIO DE MEXICALI EN EL ESTADO DE BAJA CALIFORNIA	3,500,000
INFRAESTRUCTURA MUNICIPAL EN AGUA BLANCA DE ITURBIDE, HIDALGO	1,928,565
INFRAESTRUCTURA MUNICIPAL EN MEXICALI, BAJA CALIFORNIA	15,000,000
CONSTRUCCIÓN DE OBRAS HIDRÁULICAS AV. CHANDIABLO, EN EL MUNICIPIO DE MANZANILLO, EN EL ESTADO DE COLIMA	10,000,000
CONSTRUCCIÓN DE AULA DE USOS MÚLTIPLES EN ESCUELA PRIMARIA, MATAMOROS, TAMAULIPAS	826,426
INFRAESTRUCTURA MUNICIPAL EN TEMÓSACHIC, CHIHUAHUA	1,300,000
REHABILITACIÓN DE BOULEVARD LÁZARO CÁRDENAS, EN EL MUNICIPIO DE ARCELIA DEL ESTADO DE GUERRERO	12,000,000
CONSTRUCCION DE LA AGENCIA MUNICIPAL EN LA LOCALIDAD DE CRUZ ROJA, EN SANTO DOMINGO IXCATLÁN, OAXACA	2,000,000
INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE HUANÍMARO, GUANAJUATO	4,000,000
INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE SAN MIGUEL DE ALLENDE, GUANAJUATO	5,200,000
ENCARPETADO ASFALTICO CALLE REFORMA ENTRE LA CALLE MADERO Y LA CALLE INDEPENDENCIA COL. SANTA CRUZ LAS HUERTAS, EN EL MUNICIPIO DE TONALÁ, EN EL ESTADO DE JALISCO	1,672,200
INFRAESTRUCTURA EN EL MUNICIPIO DE YAUHQUEMEHCAN, TLAXCALA	1,750,000
CONSTRUCCIÓN, AMPLIACIÓN Y REHABILITACIÓN DE INFRAESTRUCTURA DEPORTIVA EN EL ESTADO DE MÉXICO	150,000,000

INFRAESTRUCTURA ECONÓMICA EN EL ESTADO DE PUEBLA	100,000,000
CONSTRUCCIÓN DEL LIBRAMIENTO TEPOCHICOTLÁN, EN EL MUNICIPIO DE CHILPANCINGO DE LOS BRAVO EN EL ESTADO DE GUERRERO	52,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE MIXTLÁN, JALISCO.	4,000,000
INFRAESTRUCTURA PARA EL MUNICIPIO DE AMATLÁN DE CAÑAS, NAYARIT	10,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE PUERTO VALLARTA, JALISCO.	15,000,000
CONSTRUCCIÓN DE LOSA EN UNA AULA DESAYUNADOR ESCOLAR ESCUELA PRIMARIA TIERRA Y LIBERTAD, CANATLÁN, DURANGO	200,000
SECTORIZACIÓN Y SUSTITUCIÓN DE TUBERÍAS DE LA RED DE DISTRIBUCIÓN DE AGUA POTABLE DE LA LOCALIDAD DE HOLBOX, EN EL ESTADO DE QUINTANA ROO	55,900,000
INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE IMURIS, SONORA	2,000,000
REHABILITACIÓN DEL SISTEMA DE AGUA POTABLE CONSTRUCCIÓN DE SISTEMA DE ALCANTARILLADO Y COLOCACIÓN DE CONCRETO HIDRÁULICO EN AVENIDA B, GRANADOS SONORA	1,329,678
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE CALERA, EN EL ESTADO DE ZACATECAS	1,900,000
INFRAESTRUCTURA MUNICIPAL EN DIVERSOS MUNICIPIOS DE GUANAJUATO	2,999,886
INFRAESTRUCTURA Y DESARROLLO MUNICIPAL EN EL MUNICIPIO DE ABASOLO, GUANAJUATO	3,000,000
CONSTRUCCIÓN Y EQUIPAMIENTO DE STAND DE TIRO CON ARCO RIVERAS DEL BRAVO 1, EN JUÁREZ, CHIHUAHUA	3,500,000
AMPLIACIÓN Y REHABILITACIÓN DEL MERCADO MUNICIPAL DE ZACOALCO DE TORRES, JALISCO (PRIMERA ETAPA)	4,500,000
INFRAESTRUCTURA EN EL MUNICIPIO DE ATIZAPÁN DE ZARAGOZA, MÉXICO	15,000,000
CONSTRUCCIÓN DE TECHUMBRE PLAZA DE LA LOCALIDAD DE SAN JOSÉ, HUANDACAREO, MICHOACÁN	250,000
INFRAESTRUCTURA SOCIAL PARA EL ESTADO DE MORELOS	35,000,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO DE LA CALLE BENITO JUÁREZ ENTRE PORFIRIO DÍAZ Y CALLE 1ERO DE MAYO, EN EL MUNICIPIO DE AMATITLÁN, EN EL ESTADO DE VERACRUZ	1,150,000
CONSTRUCCIÓN DE UNIDAD DEPORTIVA EN PIEDRA LARGA (1RA. ETAPA), CORONEO, GUANAJUATO	3,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE LORETO, EN EL ESTADO DE ZACATECAS	10,700,000
CONSTRUCCIÓN DE RED DE ENERGÍA ELÉCTRICA EN CERRADA "RUFINO TAMAYO", MUNICIPIO DE TULANCINGO DE BRAVO, HIDALGO	150,000

PAVIMENTACIÓN ASFÁLTICA CALLE 20 DE NOVIEMBRE, MELCHOR OCAMPO, NUEVO LEÓN	4,510,669
INFRAESTRUCTURA EDUCATIVA EN EL CECYTE 18 CAPULA, MUNICIPIO DE NAHUATZEN, MICHOACÁN	5,000,000

CONSTRUCCIÓN DE TECHUMBRE EN ESCUELA PRIMARIA TLALTECUHTLI, ATLATLAHUCAN, MORELOS	2,100,000
PAVIMENTACIÓN HIDRÁULICA DE CALLE SCT, TENANGO DE DORIA, HIDALGO	358,643
INFRAESTRUCTURA PARA EL DESARROLLO MUNICIPAL SOCIAL, EN MELCHOR OCAMPO, ZACATECAS	500,000
PAVIMENTACIÓN HIDRÁULICA EN EL RESBALÓN, MUNICIPIO DE OMITLÁN DE JUÁREZ, HIDALGO	900,000
AMPLIACIÓN DE PLANTA DE TRATAMIENTO DE AGUAS RESIDUALES N. 2 DE 150 A 300 LTS POR SEG. (PRIMERA ETAPA), EN EL MUNICIPIO DE ZAPOTLÁN EL GRANDE, JALISCO.	10,000,000
INFRAESTRUCTURA MUNICIPAL PARA EL MUNICIPIO DE MANUEL DOBLADO, GUANAJUATO	10,000,000
CONSTRUCCION DE ESPACIO EDUCATIVO, EN MARCOS CASTELLANOS, MICHOACÁN	4,800,000
CONSTRUCCIÓN DE TECHADO EN ESCUELA PRIMARIA "JOSÉ MARÍA MORELOS", CLAVE 20DPR0563R, EN PIEDRA LARGA, SAN JERÓNIMO COATLÁN, OAXACA	1,500,000
INFRAESTRUCTURA SOCIAL EN LA COMUNIDAD RURAL COMANJILLA, EN SILAO DE LA VICTORIA, GUANAJUATO	3,000,000
INFRAESTRUCTURA PARA EL MUNICIPIO DE COATLÁN DEL RÍO, MORELOS	2,000,000
REHABILITACIÓN DE LA UNIDAD DEPORTIVA DE SANTO TOMÁS HUATZINDEO, 2DA. ETAPA, SALVATIERRA, GUANAJUATO	2,700,000
INFRAESTRUCTURA EN EL MUNICIPIO DE VALLE DE JUÁREZ, JALISCO	7,000,000
AMPLIACIÓN DE RED PRINCIPAL DE AGUA POTABLE A COLONIA UNISIERRA NORTE, MOCTEZUMA, SONORA	1,500,000
CONSTRUCCIÓN DEL DEPORTIVO PAPALOAPAN EN LA COLONIA LÓPEZ MATEOS DE LA COMUNIDAD DE TUXTILLA EN EL MUNICIPIO DE TUXTILLA, VERACRUZ	1,500,000
INFRAESTRUCTURA ELÉCTRICA EN EL MUNICIPIO DE SOMBRERETE, EN EL ESTADO DE ZACATECAS	1,700,000
INFRAESTRUCTURA PARA EL DESARROLLO MUNICIPAL SOCIAL, EN SAIN ALTO, ZACATECAS	1,000,000
CONSTRUCCIÓN COLECTOR DE AGUAS NEGRAS EN LA COLONIA LA GOLONDRINA, EN TACÁMBARO, MICHOACÁN	3,500,000
CONSTRUCCIÓN DE DOMO EN EL MUNICIPIO DE BACHÍNIVA, CHIHUAHUA	1,000,000
ADOQUINAMIENTO DE CALLE AMADO NERVO ENTRE ARTICULO 123 Y DR. SALAZAR Y CALLE DR. SALAZAR ENTRE AMADO NERVO E HIDALGO, EN EL MUNICIPIO DE RUÍZ, NAYARIT.	2,300,000
CONSTRUCCIÓN DE PAVIMENTACIÓN DE LA CALLE PRINCIPAL A BACHILLERATO INTEGRAL COMUNITARIO NO. 15, SAN ANTONIO HUITEPEC, ZAACHILA, OAXACA	2,000,000

DESARROLLO E INFRAESTRUCTURA EN EL MUNICIPIO DE AHUALULCO, SAN LUIS POTOSÍ	1,500,000
CONSTRUCCIÓN DE TECHUMBRE EN ESCUELA PRIMARIA LA CORREGIDORA, VICTORIA, TAMAULIPAS	1,340,035
INFRAESTRUCTURA MUNICIPAL EN GÓMEZ FARÍAS, CHIHUAHUA	1,300,000
REHABILITACIÓN DE EMPEDRADO EN CALLE JUSTO SIERRA, TLAYACAPAN, MORELOS.	2,900,000
INFRAESTRUCTURA MUNICIPAL PARA EL MUNICIPIO DE TEMASCALAPA, MÉXICO	5,000,000
CONSTRUCCIÓN DE CASA DE LA CULTURA EN CABECERA MUNICIPAL, CHALCATONGO DE HIDALGO, OAXACA	3,500,000
INFRAESTRUCTURA MUNICIPAL EN CANDELARIA, CAMPECHE	2,000,000
REHABILITACION DE BANQUETAS INCLUYENTES EN LA ZONA CENTRO DE LA CABECERA MUNICIPAL DE OCOTLÁN, JALISCO.	2,600,000
REHABILITACIÓN DE CALLES EN KANTUNILKIN, LÁZARO CÁRDENAS, QUINTANA ROO	4,000,000
INFRAESTRUCTURA PARA EL MUNICIPIO DE ACULTZINGO, VERACRUZ	5,000,000
INFRAESTRUCTURA HIDRÁULICA EN EL MUNICIPIO DE GUADALUPE, EN EL ESTADO DE ZACATECAS	33,400,000
REHABILITACIÓN DEL CAMPO DE FÚTBOL EN SAN FRANCISCO DEL ORO, CHIHUAHUA	2,000,000
INFRAESTRUCTURA EN EL MUNICIPIO DE SAN MIGUEL AMATITLÁN, OAXACA	1,300,000
CONSTRUCCIÓN DE PAVIMENTO DE ADOCRETO EN CALLE VENUSTIANO CARRANZA, EN EL MUNICIPIO DE SANTA CRUZ QUILEHTLA, EN EL ESTADO DE TLAXCALA	1,626,721
CONSTRUCCIÓN DE PAVIMENTO HIDRÁULICO GUARNICIONES Y BANQUETAS EN LA CALLE GRANADITA COL GENERAL FELIPE ÁNGELES, TOLCAYUCA, HIDALGO	1,522,160
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE JALPAN, PUEBLA.	2,000,000
INFRAESTRUCTURA PARA EL DESARROLLO MUNICIPAL SOCIAL, EN TELOLOAPAN, GUERRERO	8,000,000
INFRAESTRUCTURA HIDRÁULICA EN EL ESTADO DE OAXACA	57,253,040
DESARROLLO E INFRAESTRUCTURA MUNICIPAL PARA EL MUNICIPIO DE SAN BLAS ATEMPA, OAXACA	15,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE CERRO AZUL, VERACRUZ.	3,320,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE COALCOMÁN DE VÁZQUEZ PALLARES, MICHOACÁN	2,000,000
INFRAESTRUCTURA PARA EL MUNICIPIO DE RAYÓN, SAN LUIS POTOSÍ	2,000,000
PAVIMENTACIÓN CALLE 5 DE MAYO, POBLADO DE TETECALITA, EN EL MUNICIPIO DE EMILIANO ZAPATA, MORELOS	2,700,000
INFRAESTRUCTURA HIDRÁULICA EN EL MUNICIPIO DE SUSTICACÁN, EN EL ESTADO DE ZACATECAS	1,000,000
	9,694,024

PAVIMENTACIÓN DE LIBRAMIENTO PERSEVERANCIA - CASA BLANCA, EN EL MUNICIPIO DE JOJUTLA, MORELOS.	

CONSTRUCCIÓN DE TECHUMBRE A BASE DE ARCOTECHO EN CANCHA DE USOS MÚLTIPLES, COL. OTILIO MONTAÑO, EN EL MUNICIPIO DE JIUTEPEC, MORELOS.	1,500,000
INFRAESTRUCTURA Y DESARROLLO MUNICIPAL EN EL MUNICIPIO DE VALLE DE JUÁREZ, JALISCO	3,000,000
CONSTRUCCIÓN DE PAVIMENTO DE ADOQUÍN, DE BANQUETAS Y GUARNICIONES CALLE REFORMA, TEPEYANCO, TLAXCALA	1,097,369
CONSTRUCCIÓN DE UNIDAD DEPORTIVA, EN JULIMES, CHIHUAHUA	2,000,000
INFRAESTRUCTURA PARA EL DESARROLLO MUNICIPAL EN EL MUNICIPIO DE SAN PABLO DEL MONTE, TLAXCALA	1,750,000
INFRAESTRUCTURA MUNICIPAL EN CORONADO, CHIHUAHUA	1,180,000
INFRAESTRUCTURA MUNICIPAL PARA CALNALI, HIDALGO	10,250,000
CONSTRUCCION DE LA AGENCIA MUNICIPAL EN LA LOCALIDAD DE ZARAGOZA, CHALCATONGO DE HIDALGO, OAXACA	2,000,000
CONSTRUCCIÓN DE UNIDAD DEPORTIVA PEDRO AMARO, EN EL MUNICIPIO DE JOJUTLA, MORELOS.	2,741,641
ENTRONQUE CARRETERO ESTATAL BACALAR/REFORMA (KM 0+000) ICHKABAL (21+823), PRIMERA ETAPA, EN EL ESTADO DE QUINTANA ROO	94,100,000
REHABILITACIÓN DE CANCHA DE FUTBOL RÁPIDO DE LA UNIDAD DEPORTIVA JOSÉ PISTOLAS MENESES, EN CHIHUAHUA, CHIHUAHUA	3,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE PAJACUARÁN, MICHOACÁN.	2,400,000
CONSTRUCCIÓN DE UNIDAD ADMINISTRATIVA EN EL MUNICIPIO DE IXTLAHUACÁN DE LOS MEMBRILLOS, JALISCO	1,385,294
CONSTRUCCIÓN DE MÓDULO DE BAÑOS SANITARIOS PARA EL CBTA NÚM. 56 "LIC. FORTUNATO DE LEIJA PÉREZ", ALDAMA, TAMAULIPAS	745,950
CONSTRUCCION DE GIMNASIO AL AIRE LIBRE, EN SINGUILUCAN, HIDALGO	350,291
PAVIMENTACIÓN CALLE PINO COL. CAMICHINES, TUXPAN, JALISCO	5,507,686
INFRAESTRUCTURA VIAL EN EL ESTADO DE JALISCO	400,000,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE SAN SALVADOR EL SECO, PUEBLA	64,000,000
CONSTRUCCIÓN DE TECHUMBRE EN LA CASA DE USOS MÚLTIPLES, LOCALIDAD SUCHITAN, COMALA, COLIMA	1,700,000

INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE ACATLÁN DE PÉREZ FIGUEROA, OAXACA	1,050,000
CONSTRUCCIÓN DE DEPÓSITO LÍNEAS DE AGUA Y ADOQUINADO ECOLÓGICO EN LA COMUNIDAD DE LA SIDRA MUNICIPIO DE PIHUAMO, JALISCO.	2,500,000
CONSTRUCCIÓN DE PAVIMENTO DE ADOCRETO Y ALUMBRADO EN PERIFERIA DEL CERRITO EN SAN FRANCISCO TEPEYANCO, TEPEYANCO, TLAXCALA	1,562,459
INFRAESTRUCTURA Y DESARROLLO MUNICIPAL EN EL MUNICIPIO DE BOCA DEL RÍO, VERACRUZ	4,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE CORTAZAR, GUANAJUATO	5,168,000
CONSTRUCCIÓN Y REHABILITACIÓN DE TANQUES DE ALMACENAMIENTO DE AGUA POTABLE DEL BARRIO CHINAMECA, EN EL MUNICIPIO DE LOLOTLA, HIDALGO	945,338
INFRAESTRUCTURA DE DESARROLLO MUNICIPAL EN TEOCUITATLÁN DE CORONA, JALISCO	4,000,000
PROYECTOS DE INFRAESTRUCTURA SOCIAL EN EL ESTADO DE NAYARIT	175,000,000
CONSTRUCCIÓN CON PAVIMENTO HIDRÁULICO EN CALLE PRIMO VERDAD, EN EL MUNICIPIO DE TLALTETELA EN EL ESTADO DE VERACRUZ	1,800,000
CONSTRUCCIÓN DE TECHUMBRE EN LA ESCUELA PRIMARIA EMILIANO ZAPATA, LOCALIDAD ZACAPALCO, TEPALCINGO, MORELOS	1,405,000
INFRAESTRUCTURA SOCIAL PARA EL ESTADO DE CHIAPAS	30,000,000
INFRAESTRUCTURA VIAL EN EL ESTADO DE GUANAJUATO	195,000,000
INFRAESTRUCTURA Y DESARROLLO MUNICIPAL EN SALAMANCA, GUANAJUATO	5,000,000
INFRAESTRUCTURA PARA EL MUNICIPIO DE SANTA CRUZ, SONORA	2,000,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN EL MUNICIPIO DE BOCA DEL RÍO, VERACRUZ	5,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE CAÑITAS DE FELIPE PESCADOR, EN EL ESTADO DE ZACATECAS	4,000,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE TLALTENANGO DE SÁNCHEZ ROMÁN, EN EL ESTADO DE ZACATECAS	2,700,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE JILOTLÁN DE LOS DOLORES, JALISCO.	1,700,000
INFRAESTRUCTURA PARA EL DESARROLLO MUNICIPAL SOCIAL, EN AMATITÁN, JALISCO	500,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE MAZAPIL, EN EL ESTADO DE ZACATECAS	2,000,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE CHARO, MICHOACÁN	1,480,000
INFRAESTRUCTURA PARA EL DESARROLLO MUNICIPAL SOCIAL, EN PABELLÓN DE ARTEAGA, AGUASCALIENTES	2,000,000

REHABILITACIÓN DE INFRAESTRUCTURA HIDRÁULICA Y DE AULAS PARA LA ESCUELA NORMAL OFICIAL DE LEÓN, GUANAJUATO	499,995
CONSTRUCCIÓN DE AULA Y SANITARIOS EN LA ESC. PRIM. GRAL. MAESTRO JUSTO SIERRA, EN SAN FELIPE ORIZATLÁN, HIDALGO	900,000
INFRAESTRUCTURA PARA EL DESARROLLO MUNICIPAL EN SANTA ISABEL, CHIHUAHUA	1,000,000
INFRAESTRUCTURA SOCIAL EN EL ESTADO DE CHIAPAS	240,492,600
PAVIMENTACION DE LA CALLE GUADALAJARA DE LA COL REVOLUCION DEL MPIO DE PÁTZCUARO, MICHOACÁN	2,426,292
CONSTRUCCIÓN DE PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN CALLE VICENTE GUERRERO, LOCALIDAD IXTLILCO EL GRANDE, TEPALCINGO, MORELOS.	1,922,230
INFRAESTRUCTURA ELÉCTRICA EN EL MUNICIPIO DE LUIS MOYA, EN EL ESTADO DE ZACATECAS	2,000,000
INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE TECATE, BAJA CALIFORNIA	3,000,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE UNIÓN DE SAN ANTONIO, JALISCO	25,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE NORIA DE ÁNGELES, EN EL ESTADO DE ZACATECAS	4,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE TECHALUTA DE MONTENEGRO, JALISCO.	3,000,000
INFRAESTRUCTURA EN EL MUNICIPIO DE XICOTEPEC, PUEBLA	1,000,000
CONSTRUCCIÓN DE PAVIMENTO DE CONCRETO HIDRÁULICO, GUARNICIONES Y BANQUETAS EN LA CALLE IGNACIO ALLENDE DE LA LOCALIDAD POTRERO DEL BORDO ENTRE LAS CALLES MIGUEL HIDALGO E IGNACIO ALLENDE, EN TLALNELHUAYOCAN, VERACRUZ	1,150,000
PAVIMENTACIÓN CON CONCRETO ASFÁLTICO, GUARNICIONES Y BANQUETAS DE LA CALLE AGUILAS, MUNICIPIO NEXTLALPAN, MÉXICO	3,400,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE JALPA, EN EL ESTADO DE ZACATECAS	9,000,000
CONSTRUCCIÓN DE DOMO EN LA PLAZA DE LA COMUNIDAD DE SAN MIGUEL, EN EL MUNICIPIO DE SANTA MARÍA DE LA PAZ, ZACATECAS.	800,000
INFRAESTRUCTURA VIAL EN EL ESTADO DE CHIAPAS.	30,000,000
CONSTRUCCIÓN DE AULA AUDIVISUAL EN ESCUELA SECUNDARIA TÉCNICA, NÚMERO 4, COL. AZTECA, TEMIXCO, MORELOS	1,100,000
CONSTRUCCIÓN DE CENTRO BARRIAL INTEGRAL EN COLONIA EL PEDREGAL MOLINO EN EL MUNICIPIO DE TEPATITLÁN DE MORELOS JALISCO	6,000,000

INFRAESTRUCTURA MUNICIPAL PARA EL MUNICIPIO DE MINERAL DE LA REFORMA, HIDALGO	2,999,990
INFRAESTRUCTURA DE DESARROLLO MUNICIPAL EN EL MUNICIPIO DE SAN BLAS ATEMPA, OAXACA	15,000,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO CALLE SIN NOMBRE EN MORIELEÑO, LA CRUZ, CHIHUAHUA	414,493
CONSTRUCCIÓN DE MÓDULO DE AULAS EN EL CENTRO DE BACHILLERATO TECNOLÓGICO INDUSTRIAL Y DE SERVICIOS CBTIS 68 EN EL MUNICIPIO DE PUERTO VALLARTA, JALISCO.	1,400,000
AMPLIACIÓN DE PUENTE VEHICULAR DE LA AVENIDA ADOLF B. HORN, AL CRUCE CON EL CANAL LAS PINTAS, EN EL MUNICIPIO DE TLAJOMULCO DE ZÚÑIGA, JALISCO.	9,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE MAGDALENA TEQUISISTLÁN, OAXACA	3,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE ZACATELCO, TLAXCALA	1,500,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE PICHUCALCO, CHIAPAS	1,521,600
INFRAESTRUCTURA EN EL MUNICIPIO DE SAN NICOLÁS DE LOS GARZA, NUEVO LEÓN	5,000,000
REHABILITACIÓN DE MERCADO MUNICIPAL BENITO JUAREZ, EN HUATUSCO, VERACRUZ	10,000,000
CONSTRUCCIÓN DE GUARNICIONES Y BANQUETAS EN CARRETERA A TLACOTEPEC, LOCALIDAD TETELA DEL VOLCÁN, MORELOS	500,000
CONSTRUCCIÓN DE ANDADORES, ALUMBRADO PÚBLICO, SANEAMIENTO DE LAS DESCARGAS SANITARIAS AL CAUCE DEL RIO, EQUIPAMIENTO URBANO, EN HUETAMO, MICHOACÁN	18,000,000
INFRAESTRUCTURA MUNICIPAL EN PLAYAS DE ROSARITO, BAJA CALIFORNIA	15,000,000
CONSTRUCCION DE TECHUMBRE EN ESCUELAS PRIMARIAS, EN SAN AGUSTÍN METZQUITITLÁN, HIDALGO	2,600,008
PAVIMENTACIÓN HIDRÁULICA DE CALLE SANTA TERESA, MINERAL DEL MONTE, HIDALGO	567,020
INFRAESTRUCTURA EN EL MUNICIPIO DE TEMASCALAPA, MÉXICO	7,500,000
PAVIMENTO A BASE DE CONCRETO HIDRÁULICO PARA COMUNICAR PUENTE DE LA LAJA, LOCALIDAD XOCHICALCO, TETELA DEL VOLCÁN, MORELOS	1,572,932
CONSTRUCCIÓN DE ANDADORES, ALUMBRADO Y ESPACIOS PÚBLICOS, EN HUETAMO, MICHOACÁN	15,000,000
CONSTRUCCIÓN DE GUARNICIONES, BANQUETAS Y PAVIMENTO HIDRÁULICO DE LA CALLE QUERÉTARO, EN LA COLONIA MEXICO, EN EL MPIO DE COSOLEACAQUE, VERACRUZ	1,248,000

REHABILITACIÓN DE ESCUELA PRIMARIA FELIPE PESCADOR, VICTORIA, TAMAULIPAS	32,843
INFRAESTRUCTURA PARA EL DESARROLLO MUNICIPAL EN SANTA CATARINA, NUEVO LEÓN	5,000,000
INFRAESTRUCTURA EDUCATIVA EN EL CECYTE 34 IRAPEO, MUNICIPIO DE CHARO, MICHOACÁN	10,000,000
CONSTRUCCIÓN DE BARDA PERIMETRAL EN ESCUELA SECUNDARIA SOR JUANA INÉS DE LA CRUZ, COMONFORT, GUANAJUATO	399,970
	2,000,000

CONSTRUCCIÓN DE MUSEO MUNICIPAL EN LA LOCALIDAD DE TIERRA COLORADA, MUNICIPIO DE JUAN R. ESCUDERO, ESTADO DE GUERRERO	
INFRAESTRUCTURA Y DESARROLLO MUNICIPAL EN XIUTETELCO, PUEBLA	1,000,000
INFRAESTRUCTURA DEPORTIVA EN EL MUNICIPIO DE TETECALA, MORELOS.	2,300,000
AMPLIACIÓN AV. CHANDIABLO - 2A ETAPA, EN EL MUNICIPIO DE MANZANILLO, EN EL ESTADO DE COLIMA	15,000,000
CONSTRUCCIÓN DE PAVIMENTO HIDRÁULICO DE TIERRA BLANCA A TLAHUILTEPA, TLAHUILTEPA, HIDALGO	5,425,581
INFRAESTRUCTURA PARA EL DESARROLLO MUNICIPAL EN EL MUNICIPIO DE AMATLÁN DE LOS REYES, VERACRUZ	4,000,000
INFRAESTRUCTURA MUNICIPAL EN ENSENADA, BAJA CALIFORNIA	15,000,000
CONSTRUCCIÓN DE TRES AULAS, DOS BAÑOS, UN LABORATORIO DE CÓMPUTO Y UN ÁREA ADMINISTRATIVA, EN LA COMUNIDAD DE GRANADAS, EN EL MUNICIPIO DE VILLA GARCÍA, ZACATECAS.	2,600,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE CUAPIAXTLA DE MADERO 1RA ETAPA, PUEBLA	1,487,961
INFRAESTRUCTURA Y DESARROLLO MUNICIPAL PARA EL MUNICIPIO DE VICTORIA, TAMAULIPAS	3,000,000
INFRAESTRUCTURA Y DESARROLLO MUNICIPAL EN ACAPULCO DE JUÁREZ, GUERRERO	2,000,000
REHABILITACIÓN Y AMPLIACIÓN DEL SISTEMA DE AGUA POTABLE DE LA LOCALIDAD DE CHIQUILÁ, MUNICIPIO LÁZARO CÁRDENAS, QUINTANA ROO	9,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE MELCHOR OCAMPO, EN EL ESTADO DE ZACATECAS	2,000,000
INFRAESTRUCTURA PARA EL MUNICIPIO DE SANTA CATARINA, NUEVO LEÓN	15,000,000
CONSTRUCCIÓN DE CANCHA POLIVALENTE EN ESCUELA PRIMARIA GRAL. BONIFACIO SALINAS LEAL, CHINA, NUEVO LEÓN	874,653
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE JUAN ALDAMA, EN EL ESTADO DE ZACATECAS	3,200,000
CONSTRUCCIÓN DE TECHUMBRE DE LA CANCHA DE BASQUETBOL, EN LA LOCALIDAD DE LOS PINZANES EN EL MUNICIPIO DE TUZANTLA, MICHOACÁN DE OCAMPO	653,333
REMODELACIÓN DEL CENTRO DE BARRIO SAN ROMÁN Y SU CONCHA ACÚSTICA "HÉCTOR PÉREZ MARTÍNEZ" EN SAN FRANCISCO DE CAMPECHE, MUNICIPIO DE CAMPECHE, EN EL ESTADO DE CAMPECHE	30,000,000

INFRAESTRUCTURA GUBERNAMENTAL EN EL MUNICIPIO DE PUERTO VALLARTA, JALISCO.	3,000,000
CONSTRUCCIÓN DE TECHUMBRE JARDÍN DE NIÑOS SOR JUANA INÉS, GÓMEZ PALACIO, DURANGO	270,080
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE HUASCA DE OCAMPO, HIDALGO	4,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE MOYAHUA DE ESTRADA, EN EL ESTADO DE ZACATECAS	4,000,000
RECONSTRUCCIÓN DE MURO DE CONTENCIÓN Y ADOQUINADO ECOLÓGICO EN EL PARQUE-JARDÍN DE LA COMUNIDAD DE COLOMOS, MUNICIPIO DE PIHUAMO, JALISCO.	1,500,000
CONSTRUCCIÓN DE TECHUMBRE, EN LA ESCUELA PRIMARIA, LOCALIDAD EL ZAPOTE, EN EL MUNICIPIO DE TIQUICHEO DE NICOLÁS ROMERO, MICHOACÁN DE OCAMPO	560,000
REHABILITACIÓN DEL PARQUE DE LA MADRE, ACANCEH, YUCATÁN	2,500,001
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE GUADALAJARA, JALISCO	40,000,000
INFRAESTRUCTURA PARA EL MUNICIPIO DE OTEAPAN EN EL ESTADO DE VERACRUZ	5,000,000
CONSTRUCCIÓN Y EQUIPAMIENTO DE UNA SALA DE TITULACIÓN EN EL INSTITUTO TECNOLÓGICO DE LEÓN, GUANAJUATO	4,000,000
INFRAESTRUCTURA VIAL Y ALUMBRADO PÚBLICO, EN ZITÁCUARO, MICHOACÁN	13,000,000
PROYECTOS DE INFRAESTRUCTURA VIAL EN EL ESTADO DE CHIAPAS	200,000,000
CONSTRUCCION DE AGENCIA MUNICIPAL EN LA LOCALIDAD DE RANCHO NUEVO, EN JILOTLÁN DE LOS DOLORES, JALISCO	7,000,000
CONSTRUCCIÓN DE GIMNASIO, EN GRAN MORELOS, CHIHUAHUA	1,000,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN EL MUNICIPIO DE MEDELLÍN DE BRAVO, VERACRUZ	6,661,200
INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE NAVOJOA, SONORA	2,000,000
INFRAESTRUCTURA PARA EL MUNICIPIO DE SANCTÓRUM DE LÁZARO CÁRDENAS, TLAXCALA	750,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SUSTICACÁN, EN EL ESTADO DE ZACATECAS	3,000,000
CONSTRUCCIÓN DE CAMINO PUNTA ABREOJOS A LA BOCANA EN BAJA CALIFORNIA SUR	65,800,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE CHALCATONGO DE HIDALGO, OAXACA	3,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE ALTOTONGA, VERACRUZ.	2,900,000
PAVIMENTO CON CONCRETO HIDRÁULICO CALLE FRANCISCO VILLA, TEMOAC, MORELOS	1,045,000
CONSTRUCCIÓN DE PARQUE DE CONVIVENCIA GALAXIAS DEL PARQUE EN CELAYA, GUANAJUATO	1,000,000

INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE SAN SALVADOR, HIDALGO	2,000,000
CONSTRUCCIÓN DE PAVIMENTO HIDRÁULICO EN LA CALLE 1 COL GENERAL FELIPE ÁNGELES, TOLCAYUCA, HIDALGO	1,963,098
CONSTRUCCIÓN DE PAVIMENTO DE CONCRETO HIDRÁULICO DE UN F´C=200 KG/CM2 EN CALLE HÉROES DE VERACRUZ EN LA LOC. PLAN DE ARROYOS, MPIO. DE ATZALAN, VERACRUZ	3,800,000
INFRAESTRUCTURA SOCIAL EN EL ESTADO DE DURANGO	20,000,000

CONSTRUCCIÓN DE AVE. MÉXICO (ACCESO A COLONIA LIBERTAD), EN EL MUNICIPIO DE TECATE, EN EL ESTADO DE BAJA CALIFORNIA	32,297,260
PAVIMENTACIÓN DE LA CALLE PIOQUINTO GALIS, LOCALIDAD APATLACO, AYALA, MORELOS	1,000,000
CONSTRUCCIÓN DE UNIDAD DEPORTIVA, EN URIQUE, CHIHUAHUA	2,000,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE HUATUSCO, VERACRUZ	2,000,000
CONSTRUCCIÓN DE CANCHA POLIVALENTE EN ESCUELA PRIMARIA JUAN ESCUTIA, CHINA, NUEVO LEÓN	874,653
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO CALLE PRINCIPAL, METEPEC, HIDALGO	1,500,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SANTA CATARINA, NUEVO LEÓN	10,000,000
REHABILITACIÓN DE LA PLAZA EN LA LOCALIDAD DE CUEXCOMATITLÁN, EN EL MUNICIPIO DE TLAJOMULCO DE ZÚÑIGA, JALISCO.	6,500,000
PAVIMENTACIÓN DE ENTRONQUE CARRETERA ESTATAL TIERRA BLANCA SAN JOSÉ ITURBIDE-CECYTE- EMILIO PORTES GIL, EN LA LOCALIDAD DE LOS AGUACATES DEL MUNICIPIO DE TIERRA BLANCA, GUANAJUATO	3,000,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE COLOTLÁN, JALISCO.	1,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SAN NICOLÁS DE LOS GARZA, NUEVO LEÓN	10,000,000
INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE MOYAHUA DE ESTRADA, ZACATECAS	1,500,000
REHABILITACIÓN DE MERCADOS MUNICIPALES DEL ESTADO DE SINALOA	91,218,533
PROYECTOS DE DESARROLLO REGIONAL EN EL ESTADO DE PUEBLA	400,000,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE ATIL, SONORA.	1,000,000
INFRAESTRUCTURA PARA EL DESARROLLO MUNICIPAL EN EL MUNICIPIO DE MEDELLÍN DE BRAVO, VERACRUZ	5,000,000
INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE HUACHINERA, SONORA	1,000,000
CONSTRUCCIÓN DE CENTRO DE PROTECCIÓN Y SANIDAD CANINA EN EL MUNICIPIO DE TEPATITLÁN DE MORELOS JALISCO	3,000,000

CONSTRUCCION DE PLAZA PÚBLICA EN LA DELEGACIÓN DE MIRAVALLE, EN EL MUNICIPIO DE ACATLÁN DE JUÁREZ, JALISCO.	1,850,000
INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE MEDELLÍN DE BRAVO, VERACRUZ DE IGNACIO DE LA LLAVE	5,000,000
AMPLIACIÓN A CUATRO CARRILES DE LA AVENIDA ADOLF B. HORN, DESDE JAVIER MINA HASTA EL CANAL LAS PINTAS, EN EL MUNICIPIO DE TLAJOMULCO DE ZÚÑIGA, JALISCO.	9,500,000
INFRAESTRUCTURA MUNICIPAL EN DIVERSOS MUNICIPIOS DE BAJA CALIFORNIA SUR	15,000,000
INFRAESTRUCTURA PARA EL DESARROLLO MUNICIPAL EN EL MUNICIPIO DE TETLA DE LA SOLIDARIDAD, TLAXCALA	1,750,000
INFRAESTRUCTURA MUNICIPAL PARA EL MUNICIPIO DE APASEO EL ALTO, GUANAJUATO	15,000,000
INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE ROSAMORADA, NAYARIT	15,000,000
DESARROLLO E INFRAESTRUCTURA MUNICIPAL PARA EL MUNICIPIO DE MEDELLÍN DE BRAVO, VERACRUZ	13,338,800
INFRAESTRUCTURA EN EL MUNICIPIO DE ZILTLALTÉPEC DE TRINIDAD SÁNCHEZ SANTOS, TLAXCALA	750,000
INFRAESTRUCTURA MUNICIPAL PARA EL MUNICIPIO DE SAN MIGUEL EL ALTO, JALISCO	5,000,000
CONSTRUCCIÓN DE TECHUMBRE EN CANCHA DE USOS MULTIPLES, EN TELEBACHILLERATOS NO 90 CON CLAVE 16 DPRO2439T, DE LA LOCALIDAD DE AGUA SALADA, EN EL MUNICIPIO DE JUNGAPEO, MICHOACÁN DE OCAMPO	560,000
CONSTRUCCIÓN DE COMEDOR COMUNITARIO EN LA ESC RICARDO FLORES MAGON COL 2 DE AGOSTO, TEPIC NAYARIT	3,000,000
CONSTRUCCIÓN DE PAVIMENTO DE ADOCRETO EN PRIVADA 15 DE SEPTIEMBRE, SANTA CRUZ QUILEHTLA, TLAXCALA	1,730,457
AMPLIACIÓN A CUATRO CARRILES CON CONCRETO HIDRÁULICO CAMELLÓN CENTRAL Y BANQUETAS PEATONALES, ALUMBRADO PUBLICO, EN CARÁCUARO, MICHOACÁN	38,000,000
INFRAESTRUCTURA EN LA DELEGACIÓN CUAJIMALPA DE MORELOS, CIUDAD DE MÉXICO	15,000,000
CONSTRUCCIÓN Y TECHADO DE CANCHA DE USOS MULTIPLES Y INFRAESTRUCTURA SANITARIA EN LA UNIDAD DEPORTIVA, EN HUAUTLA, HIDALGO	2,564,165
INFRAESTRUCTURA VIAL PARA EL MUNICIPIO DE CALNALI, HIDALGO	2,400,000
CONSTRUCCIÓN DE PAVIMENTO DE ADOQUÍN CON BANQUETAS Y GUARNICIONES EN CALLE REVOLUCIÓN, TEPEYANCO, TLAXCALA	700,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE ALTEPEXI, PUEBLA.	1,000,000

INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE YOBAÍN, YUCATÁN	3,000,000
REHABILITACIÓN DE LA AYUDANTIA DEL POBLADO DE AHUATEPEC, CUERNAVACA, MORELOS.	1,300,000
CONSTRUCCIÓN DE TORRE MEDICA CAMPUS LEÓN, SEDE SAN CARLOS DE LA UNIVERSIDAD DE GUANAJUATO.	10,000,000
INFRAESTRUCTURA EN EL MUNICIPIO, EN SALVADOR ESCALANTE, MICHOACÁN	29,100,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN CALLE 24 DE FEBRERO, COLONIA LOMA BONITA, XOCHITEPEC, MORELOS	1,150,995

CONSTRUCCIÓN DE CUBIERTA DE CANCHA DE USOS MÚLTIPLES EN ESCUELA PRIMARIA, SAN SALVADOR, HIDALGO	1,312,019
CONSTRUCCIÓN DE UNIDAD DEPORTIVA DE SAN JOSÉ AYUQUILA PRIMER ETAPA, EN SAN JOSÉ AYUQUILA, OAXACA	1,600,000
CONSTRUCCIÓN DE CANCHA DE FUT 7 CON PASTO SINTÉTICO COL. CENTRO, JANTETELCO, MORELOS	2,130,000
INFRAESTRUCTURA PARA EL DESARROLLO MUNICIPAL EN DELICIAS, CHIHUAHUA	4,000,000
INFRAESTRUCTURA PARA EL DESARROLLO MUNICIPAL SOCIAL, EN ACAPULCO DE JUÁREZ, GUERRERO	17,500,000
INFRAESTRUCTURA Y DESARROLLO MUNICIPAL EN EL MUNICIPIO DE AMEALCO DE BONFIL, QUERÉTARO	15,000,000
CONSTRUCCIÓN DEL PUENTE VEHICULAR DE CRUCE DEL RIO SINALOA EN GUASAVE, EN EL ESTADO DE SINALOA	100,421,273
CONSTRUCCIÓN DE TECHUMBRE EN AYUDANTIA ATLIHUAYAN EN EL MUNICIPIO DE YAUTEPEC, MORELOS	4,000,000
INFRAESTRUCTURA EN EL MUNICIPIO DE GÓMEZ FARÍAS, TAMAULIPAS	5,000,000
CONSTRUCCIÓN DE PLANTA DE TRATAMIENTO DE AGUAS RESIDUALES DE 050 LPS EN EL MUNICIPIO HUAZALINGO, HIDALGO	1,887,991
CONSTRUCCIÓN DE MALECÓN PLAYA NORTE "ARROYO HUAHUATAY" EN PLAYAS DE ROSARITO, EN EL ESTADO DE BAJA CALIFORNIA	101,999,928
CONSTRUCCIÓN CON PAVIMENTO HIDRÁULICO EN CALLE IGNACIO ALLENDE, EN EL MUNICIPIO DE ALTO LUCERO DE GUTIÉRREZ BARRIOS EN EL ESTADO DE VERACRUZ	1,800,000
CONSTRUCCIÓN DE 2 AULAS EN LA ESC. PRIM. GRAL. JOSÉ ÁNGELES MONTAÑO, EN SAN FELIPE ORIZATLÁN, HIDALGO	1,100,000
CONSTRUCCIÓN Y REHABILITACIÓN DE CAMPO DE FUTBOL AMERICANO Y PISTA DE ATLETISMO EN EL INSTITUTO TECNOLÓGICO DE CIUDAD JUAREZ, EN JUÁREZ, CHIHUAHUA	8,000,000

CONSTRUCCIÓN DE PAVIMENTACIÓN DE CONCRETO EN AV. GUADALUPE COL. GPE, VILLA DE TEZONTEPEC, HIDALGO	885,691
INFRAESTRUCTURA BÁSICA PARA EL MUNICIPIO DE HUEJUTLA DE REYES, HIDALGO	17,000,000
INFRAESTRUCTURA PARA EL DESARROLLO ECONÓMICO EN EL MUNICIPIO DE EDUARDO NERI 1RA ETAPA, GUERRERO	2,500,000
CONSTRUCCIÓN DE SALÓN DE USOS MÚLTIPLES EN EL MUNICIPIO DE TLAYACAPAN, MORELOS	700,000
INFRAESTRUCTURA PARA EL DESARROLLO MUNICIPAL EN SAN FRANCISCO DE CONCHOS, CHIHUAHUA	1,000,000
REHABILITACIÓN DE PAVIMENTO CON CONCRETO ESTAMPADO EN CALLE EVARISTO NAVA LOC: COL. CENTRO MUNICIPIO YECAPIXTLA, MORELOS	9,499,395
CONSTRUCCIÓN DE PLANTA DE TRATAMIENTO DE AGUAS RESIDUALES PARA EL MUNICIPIO DE SANTIAGO DE ANAYA, HIDALGO	22,250,000
INFRAESTRUCTURA EN EL MUNICIPIO DE SOYOPA, SONORA	2,000,000
CUBIERTA METÁLICA EN LA ESCUELA PRIMARIA DE CARUCHEO GRANDE, CHUCÁNDIRO, MICHOACÁN	700,000
INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE JIUTEPEC, MORELOS	5,050,000
AMPLIACIÓN DE RED DE DRENAJE, AGUA POTABLE Y PAVIMENTACIÓN DE AVENIDA NIÑOS HÉROES DESDE CALLE 8 HASTA JUÁREZ FINAL, EN EL MUNICIPIO DE CUMPAS, EN EL ESTADO DE SONORA	10,000,000
INFRAESTRUCTURA SOCIAL PARA EL MUNICIPIO DE ENSENADA EN EL ESTADO DE BAJA CALIFORNIA	3,500,000
REHABILITACIÓN DEL MERCADO "JESÚS MURILLO KARAM" DE LA LOCALIDAD DE REAL DEL MONTE, MUNICIPIO DE MINERAL DEL MONTE, HIDALGO	120,000
PAVIMENTACIÓN EN CALLES DEL MUNICIPIO DE TELCHAC PUERTO, YUCATÁN	3,000,299
INFRAESTRUCTURA MUNICIPAL EN CUAUHTÉMOC, COLIMA	5,000,000
CONSTRUCCIÓN DE LOSA DE CONCRETO EN AV. PEDRO RAMÍREZ VÁZQUEZ (SEGUNDA ETAPA), EN EL MUNICIPIO DE ZAPOTLÁN EL GRANDE, JALISCO.	6,000,000
INFRAESTRUCTURA PARA EL DESARROLLO MUNICIPAL SOCIAL, EN ACUAMANALA DE MIGUEL HIDALGO, TLAXCALA	500,000
INFRAESTRUCTURA EN DIVERSOS MUNICIPIOS DE BAJA CALIFORNIA SUR	15,000,000
CONSTRUCCIÓN DE LA TERCERA ETAPA DE LA UNIDAD BÁSICA DE REHABILITACIÓN (FOFIN), EN JALTOCÁN, HIDALGO	416,720
INFRAESTRUCTURA SOCIAL EN ATOYAC, VERACRUZ	1,200,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE ZIHUATANEJO DE AZUETA 1RA ETAPA, GUERRERO	3,826,837
PROYECTOS DE INFRAESTRUCTURA VIAL EN EL ESTADO DE NAYARIT	50,000,000
REHABILITACIÓN DE AVENIDA SANTIAGO ENTRE CALLE MADERO Y CALLE PABLO CEDILLO, EN LA CABECERA MUNICIPAL DE IXTLAHUACÁN DE LOS MEMBRILLOS, JALISCO	1,000,688

CONSTRUCCIÓN DE CICLOVÍAS EN VILLAHERMOSA, EN CENTRO, TABASCO	30,229,707
INFRAESTRUCTURA SOCIAL EN DIVERSOS MUNICIPIOS DEL ESTADO DE CHIAPAS	15,000,000
INFRAESTRUCTURA MUNICIPAL EN EL MUNICIPIO DE CANDELARIA, CAMPECHE	5,000,000
PAVIMENTACIÓN HIDRÁULICA DE CALLE AVIADOR ALBERTO PANIAGUA, MINERAL DEL MONTE, HIDALGO	861,362
CONSTRUCCION DE PLAZA PÚBLICA EN LA LOCALIDAD DE LOS COPALES, DEL MUNICIPIO DE SAN SEBASTIÁN DEL OESTE, JALISCO.	1,000,000

CONSTRUCCIÓN DE ARCO TECHO EN LA ESCUELA PRIMARIA "JUSTO SIERRA", SAN MIGUEL XOLCO, EN OTUMBA, MÉXICO	1,246,966
CONSTRUCCIÓN DE PAVIMENTO DE CONCRETO HIDRÁULICO EN CALLE EL ESPINAL, SANTA APOLONIA TEACALCO, TLAXCALA	5,746,825
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SAN FRANCISCO TETLANOHCAN, TLAXCALA	1,000,000
INFRAESTRUCTURA MUNICIPAL PARA EL ESTADO DE ZACATECAS	150,000,000
ADOQUINAMIENTO DE LA CALLE REFORMA ENTRE MORELOS Y 16 DE SEPTIEMBRE EN LA LOCALIDAD DE PASO PUENTE SANTA ANA, EN SAN SALVADOR EL SECO, PUEBLA	1,763,044
INFRAESTRUCTURA MUNICIPAL EN OJINAGA, CHIHUAHUA	3,000,000
PAVIMENTACIÓN Y REHABILITACIÓN DE CALLES EN EL MUNICIPIO DE TIJUANA, EN EL ESTADO DE BAJA CALIFORNIA	80,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SUNUAPA 1RA ETAPA, CHIAPAS	1,000,000
INFRAESTRUCTURA PARA EL MUNICIPIO DE PUEBLO VIEJO, VERACRUZ	15,000,000
INFRAESTRUCTURA VIAL DEL ESTADO DE CHIAPAS	19,500,000
CONSTRUCCIÓN DE CANCHA DE USOS MÚLTIPLES Y TECHADO EN AGENCIA ALDAMA, CHALCATONGO DE HIDALGO, OAXACA	2,000,000
INFRAESTRUCTURA PARA EL DESARROLLO MUNICIPAL EN EL MUNICIPIO DE COMONDÚ, BAJA CALIFORNIA SUR	15,000,000
PAVIMENTO HIDRÁULICO EN LA LOCALIDAD EL CARRIZAL, VILLA SOLA DE VEGA, OAXACA	5,805,710
INFRAESTRUCTURA PARA EL MUNICIPIO DE TIANGUISTENGO, HIDALGO	13,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE TLAJOMULCO DE ZÚÑIGA, JALISCO.	50,000,000
INFRAESTRUCTURA VIAL EN EL ESTADO DE BAJA CALIFORNIA	10,000,000
INFRAESTRUCTURA HIDRÁULICA EN EL MUNICIPIO DE TEPETONGO, EN EL ESTADO DE ZACATECAS	4,000,000
INFRAESTRUCTURA EDUCATIVA EN EL CECYTE 25 OPOPEO, MUNICIPIO DE SALVADOR ESCALANTE, MICHOACÁN	5,000,000
INFRAESTRUCTURA ECONÓMICA PARA EL MUNICIPIO DE CALNALI, HIDALGO	7,600,000
PAVIMENTACIÓN CALLE REVOLUCIÓN EN EL MUNICIPIO DE TUXPAN DEL ESTADO DE JALISCO	3,311,450
INFRAESTRUCTURA Y DESARROLLO EN EL MUNICIPIO DE NACO, SONORA	3,000,000
INFRAESTRUCTURA PARA EL DESARROLLO MUNICIPAL SOCIAL, EN APETATITLÁN DE ANTONIO CARVAJAL, TLAXCALA	500,000
PROYECTOS PARA EL DESARROLLO REGIONAL DE LA ZONA HENEQUENERA DEL SURESTE	150,000,000
CONSTRUCCIÓN DE PAVIMENTO HIDRÁULICO CALLE TULIPANES, COLONIA FEDERACIÓN, DELEGACIÓN ANTONIO BARONA, CUERNAVACA, MORELOS.	632,221
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE AMATÁN 1RA ETAPA, CHIAPAS	2,848,810
CONSTRUCCIÓN DE CANCHA DE ESCUELA TELESECUNDARIA DE JUAN MATA ORTIZ, EN CASAS GRANDES, CHIHUAHUA	1,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE SAN JUAN HUACTZINCO, TLAXCALA	1,000,000
INFRAESTRUCTURA Y DESARROLLO MUNICIPAL PARA EL MUNICIPIO DE JOSÉ AZUETA, VERACRUZ	3,000,000
INFRAESTRUCTURA VIAL EN EL MUNICIPIO DE JANOS, CHIHUAHUA.	2,500,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO DE LA CALLE PORFIRIO DÍAZ, EN EL MUNICIPIO DE CUAJINICUILAPA, GUERRERO.	2,000,000
INFRAESTRUCTURA PARA EL MUNICIPIO DE ACTOPAN, HIDALGO	15,000,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE SAN MARCIAL OZOLOTEPEC, OAXACA	1,650,000
CONSTRUCCIÓN DE ESTRUCTURA, GUARNICIONES Y BANQUETA, EN ACUITZIO, MICHOACÁN	3,800,000
CONSTRUCCIÓN DEL TECHADO DE LA CANCHA DE USOS MULTIPLES EN LA LOCALIDAD DE ALDAMA, CHALCATONGO DE HIDALGO, OAXACA	2,000,000
INFRAESTRUCTURA MUNICIPAL PARA EL MUNICIPIO DE ATIZAPÁN DE ZARAGOZA, MÉXICO	15,000,000
TECHADO DE PATIO DE LA ESCUELA PRIMARIA MELCHOR OCAMPO A BASE DE CUBIERTA, PURÉPERO, MICHOACÁN	700,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO DE LA CALLE SAN ISIDRO EN EL MUNICIPIO DE HEROICA CIUDAD DE TLAXIACO, EN EL ESTADO DE OAXACA	2,500,000
CONSTRUCCIÓN DE TECHADO EN LA COLONIA LAS ÁNIMAS EN EL MUNICIPIO DE HEROICA CIUDAD DE HUAJUAPAN DE LEÓN, EN EL ESTADO DE OAXACA	2,000,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO EN DIVERSAS CALLES EN EL MUNICIPIO DE SALINA CRUZ, EN EL ESTADO DE OAXACA	3,000,000
CONSTRUCCIÓN DEL PANTEÓN MUNICIPAL (SEGUNDA ETAPA) EN EL MUNICIPIO DE SALINA CRUZ, EN EL ESTADO DE OAXACA	3,000,000
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO DE LA CALLE PRINCIPAL, AGENCIA SAN VICENTE PIÑAS EN EL MUNICIPIO DE SANTA MARÍA ZACATEPEC, EN EL ESTADO DE OAXACA	2,000,000
CONSTRUCCIÓN DE TECHADO DE LA CANCHA DE USOS MULTIPLES EN EL MUNICIPIO DE HUAUTEPEC, EN EL ESTADO DE OAXACA	2,000,000
	5,000,000

REHABILITACIÓN DE PARQUE MUNICIPAL (SEGUNDA ETAPA) EN EL MUNICIPIO DE ZIMATLÁN DE ÁLVAREZ, EN EL ESTADO DE OAXACA	
PAVIMENTACIÓN CON CONCRETO HIDRÁULICO DE DIVERSAS CALLES EN EL MUNICIPIO DE HEROICA CIUDAD DE EJUTLA DE CRESPO, EN EL ESTADO DE OAXACA	2,000,000
CONSTRUCCIÓN DE CANCHA DE FUTBOL 7, EN EL BARRIO CHICO EN EL MUNICIPIO DE SANTA MARÍA HUAZOLOTITLÁN, EN EL ESTADO DE OAXACA	2,500,000
CONSTRUCCIÓN DE TECHADO EN LA CANCHA DE USOS MÚLTIPLES EN EL MUNICIPIO DE SANTA MARÍA TEOPOXCO, EN EL ESTADO DE OAXACA	2,000,000
CONSTRUCCIÓN DE TECHADO EN EL INSTITUTO DE ESTUDIOS DE BACHILLERATO DEL ESTADO DE OAXACA NO. 142, CLAVE 20ETH0142N EN EL MUNICIPIO DE SAN PEDRO TEUTILA, EN EL ESTADO DE OAXACA	2,000,000
CONSTRUCCIÓN DE TECHADO EN LA CANCHA DE USOS MULTIPLES EN EL MUNICIPIO DE SANTIAGO JAMILTEPEC, EN EL ESTADO DE OAXACA	2,000,000
PAVIMENTACIÓN CON CONCRETO HIDRAULICO DE LA CALLE CAFETICULTORES (PRIMERA ETAPA) EN EL MUNICIPIO DE VILLA TALEA DE CASTRO, EN EL ESTADO DE OAXACA	3,900,000
CONSTRUCCION DE TECHADO EN LA CANCHA DE USOS MULTIPLES, AGENCIA DE SAN JUAN TAGUI EN EL MUNICIPIO DE SAN ILDEFONSO VILLA ALTA, EN EL ESTADO DE OAXACA	2,100,000
AMPLIACIÓN DEL SISTEMA DE AGUA POTABLE (PRIMERA ETAPA) EN EL MUNICIPIO DE SANTIAGO CAMOTLÁN, EN EL ESTADO DE OAXACA	4,000,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE CHICOASÉN, EN EL ESTADO DE CHIAPAS	7,000,000

INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE CHILCUAUTLA, EN EL ESTADO DE HIDALGO	5,000,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE TEXCOCO, EN EL ESTADO DE MÉXICO	38,500,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE AMANALCO, EN EL ESTADO DE MÉXICO	5,000,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE ACAPONETA, EN EL ESTADO DE NAYARIT	10,500,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE SAN MARCIAL OZOLOTEPEC, EN EL ESTADO DE OAXACA	500,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE SANTA CRUZ TAYATA, EN EL ESTADO DE OAXACA	500,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE SAN JUAN TEITA, EN EL ESTADO DE OAXACA	500,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE SAN ESTEBAN ATATLAHUCA, EN EL ESTADO DE OAXACA	500,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE SAN MARTÍN HUAMELULPAM, EN EL ESTADO DE OAXACA	500,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE SANTA LUCÍA MONTEVERDE, EN EL ESTADO DE OAXACA	500,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE SAN PEDRO MARTIR YUCUXACO, EN EL ESTADO DE OAXACA	500,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE SAN AGUSTÍN TLACOTEPEC, EN EL ESTADO DE OAXACA	500,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE SAN ANTONIO ELOXOCHITLAN, EN EL ESTADO DE OAXACA	500,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE SANTIAGO AMOLTEPEC, EN EL ESTADO DE OAXACA	500,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE SANTO DOMINGO TEOJOMULCO, EN EL ESTADO DE OAXACA	1,000,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE SANTIAGO TEXTITLAN, EN EL ESTADO DE OAXACA	500,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE SAN MATEO YUCUTINDOO, EN EL ESTADO DE OAXACA	500,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE SAN JACINTO TLACOTEPEC, EN EL ESTADO DE OAXACA	500,000

INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE SAN MELCHOR BETAZA, EN EL ESTADO DE OAXACA	500,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE COATECAS ALTAS, EN EL ESTADO DE OAXACA	500,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE SAN FRANCISCO CAHUACUA, EN EL ESTADO DE OAXACA	500,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE SAN PEDRO JUCHATENGO, EN EL ESTADO DE OAXACA	500,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE SANTA CRUZ ZENZONTEPEC, EN EL ESTADO DE OAXACA	500,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE SANTA MARÍA ZANIZA, EN EL ESTADO DE OAXACA	1,000,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE SAN JUAN MIXTEPEC, EN EL ESTADO DE OAXACA	500,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE SAN MARTÍN ITUNYOSO, EN EL ESTADO DE OAXACA	500,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE SAN MATEO YOLOXOCHIXTLAN, EN EL ESTADO DE OAXACA	500,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE SAN MIGUEL DEL RÍO, EN EL ESTADO DE OAXACA	500,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE SANTA CRUZ NUNDACO, EN EL ESTADO DE OAXACA	500,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE SANTIAGO TENANGO, EN EL ESTADO DE OAXACA	500,000

INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE SANTA INÉS DEL MONTE, EN EL ESTADO DE OAXACA	500,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE SANTIAGO YOLOMECATL, EN EL ESTADO DE OAXACA	500,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE COSOALTEPEC, EN EL ESTADO DE OAXACA	500,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE SANTA CATARINA QUIERI, EN EL ESTADO DE OAXACA	500,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE SAN ANDRES PAXTLAN, EN EL ESTADO DE OAXACA	500,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE SANTIAGO LALOPA, EN EL ESTADO DE OAXACA	500,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE SANTA MARÍA YUCUHITI, EN EL ESTADO DE OAXACA	500,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE SAN FELIPE JALAPA DE DÍAZ, EN EL ESTADO DE OAXACA	1,000,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE SANTA MARÍA JALAPA DE MARQUÉZ, EN EL ESTADO DE OAXACA	1,000,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE SAN PEDRO IXCATLÁN, EN EL ESTADO DE OAXACA	1,000,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE SAN PEDRO Y SAN PABLO TEPOSCOLULA, EN EL ESTADO DE OAXACA	1,000,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE VILLA ZAACHILA, EN EL ESTADO DE OAXACA	1,000,000

INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE CIUDAD IXTEPEC, EN EL ESTADO DE OAXACA	7,000,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE EL ESPINAL , EN EL ESTADO DE OAXACA	1,000,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE HUAUTLA DE JIMÉNEZ, EN EL ESTADO DE OAXACA	1,000,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE OCOTLÁN DE MORELOS, EN EL ESTADO DE OAXACA	1,000,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE SAN JUAN BAUTISTA TLACOATZINTEPEC, EN EL ESTADO DE OAXACA	1,000,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE VILLA DE TUTUTEPEC DE MELCHOR OCAMPO, EN EL ESTADO DE OAXACA	1,000,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE SANTIAGO JUXTLAHUACA, EN EL ESTADO DE OAXACA	1,000,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE SAN JUAN BAUTISTA TUXTEPEC, EN EL ESTADO DE OAXACA	7,000,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE SAN PEDRO POCHUTLA, EN EL ESTADO DE OAXACA	5,000,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE SANTIAGO LLANO GRANDE, EN EL ESTADO DE OAXACA	5,000,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE SANTA MARÍA CORTIJO, EN EL ESTADO DE OAXACA	1,000,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE SANTA CATARINA JUQUILA, EN EL ESTADO DE OAXACA	1,000,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE SAN PEDRO APÓSTOL, EN EL ESTADO DE OAXACA	500,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE SAN PEDRO LAGUNAS, EN EL ESTADO DE OAXACA	500,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE SAN PEDRO IXTLAHUACA, EN EL ESTADO DE OAXACA	500,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE SAN MIGUEL TECOMATLÁN, EN EL ESTADO DE OAXACA	500,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE SAN JUAN BAUTISTA VALLE NACIONAL, EN EL ESTADO DE OAXACA	500,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE ELOXOCHITLÁN DE FLORES MAGON, EN EL ESTADO DE OAXACA	500,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE SAN BARTOLO COYOTEPEC, EN EL ESTADO DE OAXACA	1,000,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE CAPULALPAN DE MÉNDEZ, EN EL ESTADO DE OAXACA	500,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE TEMAZULAPAN DEL ESPIRITU SANTO, EN EL ESTADO DE OAXACA	500,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE SANTA MARÍA TLAHUITOLTEPEC, EN EL ESTADO DE OAXACA	500,000

INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE SAN JUAN JUQUILA, EN EL ESTADO DE OAXACA	500,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE SANTA MARÍA ALOTEPEC, EN EL ESTADO DE OAXACA	500,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE ASUNCIÓN CACALOTEPEC, EN EL ESTADO DE OAXACA	500,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE SANTIAGO ATITLÁN, EN EL ESTADO DE OAXACA	500,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE SAN JERÓNIMO TAVICHE, EN EL ESTADO DE OAXACA	500,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE SAN BARTOLO SOYALTEPEC, EN EL ESTADO DE OAXACA	500,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE SAN PEDRO TOTOLAPÁN, EN EL ESTADO DE OAXACA	500,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE SANTIAGO COMALTEPEC, EN EL ESTADO DE OAXACA	500,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE SAN IDELFONSO VILLA ALTA, EN EL ESTADO DE OAXACA	500,000

INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE SANTIAGO TEPEXTLA, EN EL ESTADO DE OAXACA	500,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE SANTO DOMINGO TONALÁ, EN EL ESTADO DE OAXACA	500,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE SAN ANDRÉS CABACERA NUEVA, EN EL ESTADO DE OAXACA	500,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE SAN MIGUEL TEQUIXTEPEC, EN EL ESTADO DE OAXACA	500,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE SANTO TOMÁS OCOTEPEC, EN EL ESTADO DE OAXACA	500,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE SAN PEDRO TEUTILA, EN EL ESTADO DE OAXACA	500,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE SAN MIGUEL SANTA FLOR, EN EL ESTADO DE OAXACA	500,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE SAN ANDRÉS TEOTILALPAM, EN EL ESTADO DE OAXACA	500,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE SANTA ANA CUAUHTEMOC, EN EL ESTADO DE OAXACA	500,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE CHIQUIHUITLAN DE BENITO JUAREZ, EN EL ESTADO DE OAXACA	500,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE ZAPOTITLÁN LAGUNAS, EN EL ESTADO DE OAXACA	500,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE SANTIAGO TEXCALCINGO, EN EL ESTADO DE OAXACA	500,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE SANTA LUCÍA ZOQUIAPAM, EN EL ESTADO DE OAXACA	500,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE SAN IDELFONSO SOLA, EN EL ESTADO DE OAXACA	500,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE AYOQUESCO DE ALDAMA, EN EL ESTADO DE OAXACA	500,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE SAN MARTÍN LACHILA, EN EL ESTADO DE OAXACA	500,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE SANTA ANA TLAPACOYA, EN EL ESTADO DE OAXACA	500,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE SAN SEBASTIÁN CUATLAN, EN EL ESTADO DE OAXACA	500,000

INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE SAN MATEO YUCUNTIDOO, EN EL ESTADO DE OAXACA	500,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE SAN JERONIMO CUATLAN, EN EL ESTADO DE OAXACA	500,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE ACAJETE, EN EL ESTADO DE PUEBLA	5,000,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE SAN PEDRO CHOLULA, EN EL ESTADO DE PUEBLA	7,000,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE TEPETZINTLA, EN EL ESTADO DE PUEBLA	4,500,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE ZARAGOZA, EN EL ESTADO DE SAN LUIS POTOSÍ	5,000,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE SAN NICOLÁS TOLENTINO, EN EL ESTADO DE SAN LUIS POTOSÍ	5,000,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE EMILIANO ZAPATA, EN EL ESTADO DE VERACRUZ	17,500,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE TEXHUACÁN, EN EL ESTADO DE VERACRUZ	5,000,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE XALAPA, EN EL ESTADO DE VERACRUZ	35,000,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE ATLAHUILCO, EN EL ESTADO DE VERACRUZ	2,000,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE MINATITLÁN, EN EL ESTADO DE VERACRUZ	17,500,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE XOXOCOTLA, EN EL ESTADO DE VERACRUZ	5,000,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE MOLOACÁN, EN EL ESTADO DE VERACRUZ	7,500,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE JÁLTIPAN, EN EL ESTADO DE VERACRUZ	7,500,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE COATZACOALCOS, EN EL ESTADO DE VERACRUZ	38,500,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE RÍO BLANCO, EN EL ESTADO DE VERACRUZ	10,500,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE CHINAMPA DE GOROSTIZA, EN EL ESTADO DE VERACRUZ	5,000,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE RAFAEL DELGADO, EN EL ESTADO DE VERACRUZ	5,000,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE POZA RICA, EN EL ESTADO DE VERACRUZ	38,500,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE AGUA DULCE , EN EL ESTADO DE VERACRUZ	17,500,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE MIXTLA DE ALTAMIRANO, EN EL ESTADO DE VERACRUZ	1,000,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE VALLADOLID, EN EL ESTADO DE YUCATÁN	17,500,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE MIGUEL AUZA, EN EL ESTADO DE ZACATECAS	5,000,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE SUSTICACÁN, EN EL ESTADO DE ZACATECAS	2,000,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE NOCHIXTLÁN, EN EL ESTADO DE ZACATECAS	10,500,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE YURÉCUARO, EN EL ESTADO DE MICHOACÁN	5,000,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE JOSÉ SIXTO VERDUZCO, EN EL ESTADO DE MICHOACÁN	5,000,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE BRISEÑAS, EN EL ESTADO DE MICHOACÁN	10,500,000
INFRAESTRUCTURA SOCIAL EN EL MUNICIPIO DE COMALCALCO, EN EL ESTADO DE TABASCO	38,500,000
	56,000,000

INFRAESTRUCTURA SOCIAL EN LA DEMARCACIÓN TERRITORIAL DE CUAUHTÉMOC, EN LA CIUDAD DE MÉXICO	
INFRAESTRUCTURA SOCIAL EN LA DEMARCACIÓN TERRITORIAL DE AZCAPOTZALCO, EN LA CIUDAD DE MÉXICO	56,000,000
INFRAESTRUCTURA SOCIAL EN LA DEMARCACIÓN TERRITORIAL DE TLALPAN, EN LA CIUDAD DE MÉXICO	56,000,000
INFRAESTRUCTURA SOCIAL EN LA DEMARCACIÓN TERRITORIAL DE TLÁHUAC, EN LA CIUDAD DE MÉXICO	56,000,000
INFRAESTRUCTURA SOCIAL EN LA DEMARCACIÓN TERRITORIAL DE XOCHIMILCO, EN LA CIUDAD DE MÉXICO	56,000,000

ANEXO 22. RAMO 25 PREVISIONES Y APORTACIONES PARA LOS SISTEMAS DE EDUCACIÓN BÁSICA, NORMAL, TECNOLÓGICA Y DE ADULTOS (pesos)

	MONTO
Previsiones para servicios personales para los servicios de educación básica en el Distrito Federal, para el Fondo de Aportaciones para la Nómina Educativa y Gasto Operativo (FONE) y para el Fondo de Aportaciones para la Educación Tecnológica y de Adultos	12,896,489,477
Aportaciones para los servicios de educación básica y normal en el Distrito Federal	39,831,793,585

ANEXO 23. RAMO 33 APORTACIONES FEDERALES PARA ENTIDADES FEDERATIVAS Y MUNICIPIOS (pesos)

	MONTO
Fondo de Aportaciones para la Nómina Educativa y Gasto Operativo (FONE):	368,997,019,193
Servicios Personales	335,104,986,926
Otros de Gasto Corriente 1/	10,749,607,402
Gasto de Operación	13,458,757,536
Fondo de Compensación	9,683,667,329
Fondo de Aportaciones para los Servicios de Salud 2/	93,385,757,549
Fondo de Aportaciones para la Infraestructura Social, que se distribuye en:	73,421,447,739
Entidades	8,899,745,346
Municipal y de las Demarcaciones Territoriales del Distrito Federal	64,521,702,393
Fondo de Aportaciones para el Fortalecimiento de los Municipios y de las Demarcaciones Territoriales del Distrito Federal	74,376,443,244
Fondo de Aportaciones Múltiples, que se distribuye para erogaciones de:	23,628,156,266
Asistencia Social	10,868,951,882
Infraestructura Educativa	12,759,204,384
Fondo de Aportaciones para la Educación Tecnológica y de Adultos, que se distribuye para erogaciones de:	6,894,757,958
Educación Tecnológica3/	4,429,441,041
Educación de Adultos	2,465,316,917
Fondo de Aportaciones para la Seguridad Pública de los Estados y del Distrito Federal	7,000,000,000
Fondo de Aportaciones para el Fortalecimiento de las Entidades Federativas	40,638,106,600
TOTAL 4/	**688,341,688,549**

1/ Incluye recursos para las plazas subsidiadas a las entidades federativas incluidas en el Fondo de Aportaciones para la Educación Básica y Normal, conforme a los registros que se tienen en las secretarías de Educación Pública y de Hacienda y Crédito Público.

2/Incluye 189.5 mdp para el Hospital "Dr. José Eleuterio González" de la Universidad Autónoma de Nuevo León, de los cuales 139.5 mdp se destinarán a la operación del Hospital y 50 mdp se destinarán para el Departamento de Emergencias Shock Trauma.

3/Incluye recursos por 150 mdp que se destinarán para el gasto de operación de 21 planteles.

4/ Considera los recursos para dar cumplimiento al artículo 49, fracciones IV y V de la Ley de Coordinación Fiscal, es decir el 0.1 por ciento y el 0.05 por ciento, respectivamente.

ANEXO 24. REMUNERACIONES DE LOS SERVIDORES PÚBLICOS DE LA FEDERACIÓN

ANEXO 24.1. ADMINISTRACIÓN PÚBLICA FEDERAL

ANEXO 24.1.1. LÍMITES DE PERCEPCIÓN ORDINARIA TOTAL EN LA ADMINISTRACIÓN PÚBLICA FEDERAL (NETOS MENSUALES) (pesos)

Grupo	Tipo de Personal	Sueldos y salarios		Prestaciones (Efectivo y Especie)		Percepción ordinaria total 2/	
		Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
Personal de Mando 1/							
	Presidente de la República		148,861		58,730		207,591
G	Secretario de Estado		143,002		56,531		199,533
H	Subsecretario	103,705	142,170	42,830	56,074	146,535	198,244
I	Oficial Mayor	103,705	135,710	42,830	53,845	146,535	189,555
J	Jefe de Unidad	86,082	140,270	35,631	55,092	121,713	195,362
K	Director General	72,721	135,863	30,887	52,556	103,608	188,419
L	Director General Adjunto	54,824	109,631	24,327	43,159	79,151	152,790
M	Director	33,035	87,867	15,080	35,269	48,115	123,136
N	Subdirector	17,336	37,623	9,816	16,534	27,152	54,157
O	Jefe de Departamento	12,772	23,796	8,200	11,783	20,972	35,579
P	Personal de Enlace	8,143	15,259	6,635	8,814	14,778	24,073
Personal Operativo		**6,066**	**9,269**	**7,647**	**8,762**	**13,713**	**18,031**
Personal de Categorías:							
	Del Servicio Exterior Mexicano	8,143	87,220	6,635	35,901	14,778	123,121
	De Educación	281	60,368	10,588	46,219	10,869	106,587
	De las Ramas Médica, Paramédica y Grupos Afines	8,523	44,807	13,822	24,942	22,345	69,749
	De Investigación Científica y Desarrollo Tecnológico	7,179	27,585	17,806	59,311	24,985	86,896
	De Seguridad Pública	9,033	27,913	8,371	51,780	17,404	79,693
	De Procuración de Justicia	12,814	65,836	5,419	16,342	18,233	82,178
	De Gobernación	12,694	19,700	11,204	12,761	23,898	32,461
	De las Fuerzas Armadas	6,313	137,161	6,261	61,930	12,574	199,091

1/ Las denominaciones de Secretario de Estado, Subsecretario, Oficial Mayor y Jefe de Unidad son exclusivas de las Dependencias del Ejecutivo Federal. Los titulares de los Órganos Administrativos Desconcentrados y Entidades adoptan como denominación el de Director General, Vocal, Comisionado, etc., independientemente de que el rango tabular pudiera ser coincidente con el de las Dependencias para las denominaciones de uso exclusivo.

2/ La percepción ordinaria incluye todos los ingresos que reciben los servidores públicos por Sueldos y Salarios, y por Prestaciones, independientemente de que se reciba en forma periódica o en fechas definidas. Los montos netos mensuales corresponden a la cantidad que perciben los servidores públicos, una vez aplicadas las disposiciones fiscales. Los montos indicados no incluyen la potenciación del seguro de vida institucional y el pago extraordinario por riesgo que se otorga a los servidores públicos cuyo desempeño pone en riesgo la seguridad o salud de los mismos. Los rangos de las remuneraciones del personal operativo y de categorías, varían conforme a las Condiciones Generales de Trabajo y los Contratos Colectivos de Trabajo.

ANEXO 24.1.2. LÍMITES DE PERCEPCIÓN EXTRAORDINARIA TOTAL EN LA ADMINISTRACIÓN PÚBLICA FEDERAL (NETOS MENSUALES) (pesos)

Tipo de personal que recibe pago extraordinario por riesgo y potenciación del seguro de vida institucional

Grupo	Tipo de Personal	Importe mensual total unitario *	
		Mínimo	**Máximo**
Personal civil **			
	Presidente de la República		52,042
G	Secretario de Estado	14,321	42,844
H	Subsecretario	10,329	42,594
I	Oficial Mayor	10,329	40,659
J	Jefe de Unidad	8,524	42,025
K	Director General	7,243	40,705
L	Director General Adjunto	5,460	32,845
M	Director	3,290	26,325
N	Subdirector	1,727	11,272
O	Jefe de Departamento	1,272	7,129
Personal militar **		1,272	42,844

* Corresponde a la potenciación del seguro de vida institucional y al pago extraordinario por riesgo, por concepto de sueldos y salarios, en los términos del artículo 17, fracción II, inciso b), de éste Decreto, conforme al cual el límite máximo es el equivalente al 30% por concepto de sueldos y salarios.

** Para los servidores públicos de las Dependencias que se les autorice la prestación, tomarán las cuotas mínimas y máximas aquí establecidas, en función de sus rangos tabulares equiparables.

ANEXO 24.1.3. REMUNERACIÓN TOTAL ANUAL DEL PRESIDENTE DE LA REPÚBLICA (pesos)

	Remuneración recibida
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**3,115,531**
Impuesto sobre la renta retenido (35%) *	**1,337,070**
Percepción bruta anual	**4,452,601**
I. Percepciones ordinarias:	**3,550,654**
a) Sueldos y salarios:	2,579,939
i) Sueldo base	504,259
ii) Compensación garantizada	2,075,680
b) Prestaciones:	970,715
i) Aportaciones a seguridad social	60,346
ii) Ahorro solidario (Artículo 100 de la Ley del ISSSTE) 1 /	17,665
iii) Prima vacacional	14,007
iv) Aguinaldo (sueldo base)	82,806
v) Gratificación de fin de año (compensación garantizada)	340,822
vi) Prima quinquenal (antigüedad) 2 /	
vii) Ayuda para despensa	8,220
viii) Seguro de vida institucional	37,667
ix) Seguro colectivo de retiro 2 /	
x) Seguro de gastos médicos mayores	27,935
xi) Seguro de separación individualizado	381,247
xii) Apoyo económico para adquisición de vehículo 3 /	
II. Percepciones extraordinarias:	**901,947**
a) Potenciación del seguro de vida institucional y pago extraordinario por riesgo 4 /	901,947

* Cálculo obtenido conforme a lo dispuesto en el artículo 152 de la Ley del Impuesto Sobre la Renta, 2014.

1 / Conforme a la Ley del ISSSTE se incluye ésta prestación a partir de 2010.

2 / El Presidente de la República decidió no hacer uso de esta prestación.

3 / El Presidente de la República no recibe esta prestación en virtud de los servicios de seguridad que le son proporcionados en razón de su investidura.

4 / Corresponde a la potenciación del seguro de vida institucional y al pago extraordinario por riesgo, el cual equivale al 30% de la percepción ordinaria mensual, por concepto de sueldos y salarios, en los términos del artículo 17, fracción II, inciso b), de este Decreto.

ANEXO 24.2. CÁMARA DE SENADORES

ANEXO 24.2.1. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL (NETOS MENSUALES) (pesos)

Tipos de personal	Sueldos y salarios		Prestaciones (Efectivo y Especie)		Percepción ordinaria total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
Personal de mando:						
Secretario General		122,737		62,678		185,415
Coordinador / Contralor / Tesorero / Secretario Técnico Órgano de Gobierno	103,936	120,987	54,069	61,736	158,005	182,723
Director General	86,087	103,527	45,647	53,459	131,734	156,986
Jefe de Unidad	71,044	84,041	38,603	44,383	109,647	128,424
Director de Área	52,078	70,761	29,147	37,661	81,225	108,422
Subdirector de Área	33,054	45,251	19,554	24,897	52,608	70,148
Jefe de Departamento	26,819	31,726	16,389	18,416	43,208	50,142
Personal de Servicio Técnico de Carrera	12,491	44,873	9,232	23,988	21,723	68,861
Personal operativo de confianza	25,426	27,125	14,166	14,751	39,592	41,876

Personal operativo de base	6,662	17,607	32,998	38,380	39,660	55,987

Este anexo refleja los límites mínimos y máximos de percepciones ordinarias netas mensuales aplicables a los servidores públicos durante **2017**, en función del puesto que ocupen.

En la Percepción Ordinaria Total se incluyen los importes que se cubren una o dos veces al año, divididos entre doce, por concepto de: aguinaldo, gratificación de fin de año y prima vacacional. La remuneración neta corresponde a la cantidad que perciben los servidores públicos de la Cámara de Senadores, una vez aplicadas las disposiciones fiscales.

ANEXO 24.2.2. LÍMITES DE PAGOS EXTRAORDINARIOS ANUALES NETOS (pesos)

Denominación	Plazas	Pago extraordinario anual unitario *	
Total Puestos	**485**	**Mínimo**	**Máximo**
Secretario General	2		199,197
Coordinador / Contralor / Tesorero	36	167,845	196,280
Director General	28	138,114	167,180
Jefe de Unidad	32	112,933	134,703
Director de Área	127	81,240	112,379
Subdirector de Área	129	49,534	69,832
Jefe de Departamento	131	39,136	47,320

* Corresponde al Estímulo nivel medio de cumplimiento de metas de acuerdo con la normatividad establecida autorizada por los Órganos de Gobierno.

ANEXO 24.2.3. REMUNERACIÓN TOTAL ANUAL DEL PUESTO DE ELECCIÓN SENADOR DE LA REPÚBLICA (pesos)

	Remuneración recibida 1_/
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**1,973,763**
Impuesto sobre la renta retenido *_/	**823,047**
Percepción bruta anual	**2,796,810**
I. Percepciones ordinarias:	**2,796,810**
a) Sueldos y salarios:	2,057,328
i) Sueldo base 2_/	2,057,328
ii) Compensación garantizada	
b) Prestaciones:	739,482
i) Aportaciones a seguridad social	54,747
ii) Ahorro solidario (Artículo 100 de la Ley del ISSSTE)	
iii) Prima vacacional	
iv) Aguinaldo (sueldo base)	241,917
v) Gratificación de fin de año (compensación garantizada)	
vi) Prima quinquenal (antigüedad)	
vii) Ayuda para despensa	
viii) Seguro de vida institucional	78,178
ix) Seguro colectivo de retiro	
x) Seguro de gastos médicos mayores 3_/	52,924
xi) Seguro de separación individualizado	311,716
xii) Apoyo económico para adquisición de vehículo	
II. Percepciones extraordinarias:	
a) Pago por riesgo y potenciación de seguro de vida	

*_/ Cálculo obtenido conforme a lo dispuesto en el artículo 152 de la Ley del Impuesto Sobre la Renta

1_/ Corresponde a las percepciones para 2018

2_/ Dieta

3_/ Corresponde a la prima anual individual para un promedio de edad ubicado en el rango de 50 - 54 años.

ANEXO 24.2.4. REMUNERACIÓN TOTAL ANUAL DEL PUESTO DE ESTRUCTURA ORGÁNICA DE SECRETARIO GENERAL (pesos)

	Remuneración recibida
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**2,424,174**
Impuesto sobre la renta retenido	**948,099**
Percepción bruta anual	**3,372,273**
I. Percepciones ordinarias:	**3,095,170**
a) Sueldos y salarios:	2,048,880
i) Sueldo base	278,520
ii) Compensación garantizada	1,770,360
b) Prestaciones:	1,046,290
i) Aportaciones a seguridad social	68,641
ii) Prima vacacional	11,605
iii) Aguinaldo (sueldo base)	45,708
iv) Gratificación de fin de año	518,188
v) Vales de fin de año	11,300
vi) Vales de despensa mensuales	12,000
vii) Seguro de vida institucional	36,880
viii) Seguro colectivo de retiro	162
ix) Seguro de gastos médicos mayores	25,800
x) Seguro de separación individualizado	310,436
xi) Sistema de ahorro para el retiro	5,570
II. Percepciones extraordinarias:	**277,103**
a) Estímulo nivel medio por cumplimiento de metas	277,103

ANEXO 24.3. CÁMARA DE DIPUTADOS

ANEXO 24.3.1.A. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL EN LA CÁMARA DE DIPUTADOS (NETOS MENSUALES) (pesos)

Tipos de personal	Sueldos y salarios		Prestaciones (Efectivo y Especie)		Percepción ordinaria total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
CÁMARA DE DIPUTADOS						
Personal de base:						
2		7,177		12,684		19,861
3		7,479		12,926		20,404
4		7,603		13,026		20,629
5		7,815		13,197		21,012
6		8,000		13,301		21,301
7		8,697		13,477		22,173
8		9,184		13,536		22,721
9		9,719		13,678		23,397
10		10,356		14,143		24,499

13		15,800		14,692		30,492
Personal de base sindicalizado:						
2		7,177		19,458		26,635
3		7,479		19,773		27,252
4		7,603		19,903		27,506
5		7,815		20,125		27,941
6		8,000		20,257		28,258
7		8,697		20,444		29,141
8		9,184		20,490		29,674
9		9,719		20,633		30,353
10		10,356		21,215		31,571
11		12,435		21,503		33,938
12		13,668		21,681		35,349
13		15,800		21,943		37,742
15		16,401		22,080		38,481
16		17,815		22,244		40,059
17		18,633		22,379		41,013
18		20,503		22,652		43,154
19		22,369		22,923		45,292
Personal de confianza:						
2		7,177		11,470		18,647
3		7,479		11,654		19,132
4		7,603		11,729		19,332
5		7,815		11,859		19,674
6		8,000		11,939		19,939
7		8,697		12,085		20,782
8		9,184		12,140		21,325
9		9,719		12,263		21,982
10		10,356		12,628		22,984
11		12,435		12,963		25,397
12		13,668		13,164		26,832
13		15,800		13,639		29,439
14		16,309		13,317		29,625

Este ANEXO refleja los límites de percepciones ordinarias netas mensuales para el ejercicio 2018 y pueden variar en función de los acuerdos emitidos por los Órganos de Gobierno competentes

La percepción neta es el resultado de aplicar a los importes brutos mensuales el impuesto correspondiente.

ANEXO 24.3.1.B. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL (NETOS MENSUALES) (pesos)

CÁMARA DE DIPUTADOS

Tipos de personal	Sueldos y salarios		Prestaciones (Efectivo y Especie)		Percepción ordinaria total	
	Mínimo	**Máximo**	**Mínimo**	**Máximo**	**Mínimo**	**Máximo**
Personal de mando:						
Secretario General		149,130		29,779		178,909
Secretario de Servicios/Contralor Interno		129,142		26,142		155,284
Coordinador	112,611	120,020	23,134	24,482	135,745	144,502
Secretario de Enlace		102,058		21,214		123,272
Director General	85,505	112,275	18,202	23,073	103,707	135,347
Homólogo a Director General	85,505	98,447	18,202	20,557	103,707	119,004
Director de Área y Homólogos	49,737	79,624	11,735	17,173	61,472	96,797
Subdirector de Área y Homólogos	29,553	49,694	8,144	11,809	37,698	61,503
Jefe de Departamento y Homólogos	17,159	29,849	5,971	8,280	23,130	38,128

Este Anexo refleja los límites de percepciones ordinarias netas mensuales para el ejercicio 2018 y pueden variar en función de los acuerdos emitidos por los Órganos de Gobierno competentes.

La percepción neta es el resultado de aplicar a los importes brutos mensuales el impuesto correspondiente.

ANEXO 24.3.2.A. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL (NETOS MENSUALES) (pesos)

UNIDAD DE EVALUACIÓN Y CONTROL DE LA COMISIÓN DE VIGILANCIA

Tipos de personal	Sueldos y salarios		Prestaciones (Efectivo y Especie)		Percepción ordinaria total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
Personal de confianza:						
8		9,058		9,038		18,096
9		10,387		9,213		19,600
10		12,707		9,592		22,299
12		17,594		10,213		27,806
13		17,895		10,230		28,124
14		20,500		10,457		30,958
15		28,939		11,387		40,325

Este Anexo refleja los límites de percepciones ordinarias netas mensuales para el ejercicio 2018 y pueden variar en función de los acuerdos emitidos por los Órganos de Gobierno competentes.

La percepción neta es el resultado de aplicar a los importes brutos mensuales el impuesto correspondiente.

ANEXO 24.3.2.B. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL (NETOS MENSUALES) (pesos)

UNIDAD DE EVALUACIÓN Y CONTROL DE LA COMISIÓN DE VIGILANCIA

Tipos de personal	Sueldos y salarios		Prestaciones (Efectivo y Especie)		Percepción ordinaria total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
Personal de mando:						
Jefe de la Unidad		136,201		27,426		163,627
Director de Área		109,443		22,599		132,042
Secretario Técnico		100,373		20,948		121,321
Subdirector de Área		74,722		16,363		91,084
Coordinador Administrativo		45,237		10,998		56,235
Coordinador		45,237		10,998		56,235
Especialista		30,742		8,442		39,184

Este Anexo refleja los límites de percepciones ordinarias netas mensuales para el ejercicio 2018 y pueden variar en función de los acuerdos emitidos por los Órganos de Gobierno competentes.

La percepción neta es el resultado de aplicar a los importes brutos mensuales el impuesto correspondiente.

ANEXO 24.3.3. REMUNERACIÓN TOTAL ANUAL DEL PUESTO DE ELECCIÓN DIPUTADO FEDERAL (pesos)

	Remuneración recibida 2017
REMUNERACIÓN TOTAL ANUAL NETA (RTA) (1)	**1,436,397**
Impuesto sobre la renta retenido (2)	481,723
Percepción bruta anual	**1,918,120**
I. Percepciones ordinarias:	**1,918,120**
a) Sueldos y salarios:	1,264,536
i) Sueldo base 3_/	1,264,536

ii) Compensación garantizada	
b) Prestaciones:	653,584
i) Aportaciones a seguridad social	54,747
ii) Ahorro solidario (art. 100 ISSSTE)	17,665
iii) Prima vacacional	
iv) Aguinaldo	
v) Gratificación de fin de año	140,504
vi) Prima quinquenal	
vii) Ayuda para despensa	
viii) Seguro de vida institucional 4_/	47,508
ix) Seguro colectivo de retiro	
x) Seguro de gastos médicos mayores 4_/	110,491
xi) Seguro de separación individualizado	151,740
xii) Apoyo económico para adquisición de vehículo	
xiii) Otras prestaciones 5_/	130,930
II. Percepciones extraordinarias:	
a) Pago por riesgo y potencialización de seguro de vida	

(1) Corresponde a las percepciones 2017.

(2) Conforme lo dispuesto en el artículo 96 de la Ley del Impuesto Sobre la Renta 2014.

(3) Dieta.

(4) Prima anual individual promedio.

(5) Prestación I.S.R. de aguinaldo y fondo de ahorro.

ANEXO 24.3.4. REMUNERACIÓN TOTAL ANUAL DEL SECRETARIO GENERAL (pesos)

	Remuneración recibida
REMUNERACIÓN TOTAL ANUAL NETA (RTA)	**2,649,313**
Impuesto sobre la renta retenido (*)	**1,156,026**
Percepción bruta anual	**3,805,339**
I. Percepciones ordinarias:	**3,789,622**
a) Sueldos y salarios:	2,753,172
i) Sueldo base	514,080
ii) Compensación garantizada	2,239,092
b) Prestaciones:	1,036,450
i) Aportaciones a seguridad social	55,477
ii) Ahorro solidario (Artículo 100 de la Ley del ISSSTE)	
iii) Prima vacacional	87,949

iv) Aguinaldo (sueldo base)	77,112
v) Gratificación de fin de año (compensación garantizada)	335,864
vi) Prima quinquenal (antigüedad)	
vii) Ayuda para despensa	33,119
viii) Seguro de vida institucional	46,529
ix) Seguro colectivo de retiro	
x) Seguro de gastos médicos mayores	42,489
xi) Seguro de separación individualizado	357,912
xii) Apoyo económico para adquisición de vehículo	
II. Percepciones extraordinarias:	**15,717**
a) Medida de fin de año	15,717

(*) El importe neto puede variar en función de las modificaciones de la tabla de impuestos

ANEXO 24.4. AUDITORÍA SUPERIOR DE LA FEDERACIÓN

ANEXO 24.4.1. LÍMITES DE LA PERCEPCIÓN ORDINARIA TOTAL EN LA AUDITORÍA SUPERIOR DE LA FEDERACIÓN (NETOS MENSUALES) (pesos)

Tipos de personal	Sueldos y salarios		Prestaciones		Percepción ordinaria total	
	Mínimo	Máximo	Mínimo	Máximo	Mínimo	Máximo
PERSONAL DE MANDO						
AUDITOR SUPERIOR DE LA FEDERACIÓN		137,052		61,792		198,844
AUDITOR ESPECIAL		133,720		58,598		192,318
TITULAR DE UNIDAD		132,410		57,796		190,206
DIRECTOR GENERAL Y HOMÓLOGOS	116,298	120,959	51,516	53,089	167,814	174,048
DIRECTOR GENERAL ADJUNTO	97,780	100,962	45,283	46,348	143,063	147,310
DIRECTOR DE ÁREA Y HOMÓLOGOS	79,263	80,964	39,117	39,679	118,380	120,643
SECRETARIO TÉCNICO		57,762		31,624		89,386
SUBDIRECTOR DE ÁREA Y HOMÓLOGOS	39,000	41,885	24,159	25,073	63,159	66,958
JEFE DE DEPARTAMENTO Y HOMÓLOGOS	28,000	29,759	19,583	20,098	47,583	49,857
PERSONAL OPERATIVO DE CONFIANZA						
COORDINADOR DE AUDITORES DE FISCALIZACIÓN	23,856	24,823	9,830	9,803	33,686	34,626
COORDINADOR DE AUDITORES JURÍDICOS	23,856	24,823	9,830	9,803	33,686	34,626
COORDINADOR DE AUDITORES ADMINISTRATIVOS	23,856	24,823	9,830	9,803	33,686	34,626
AUDITOR DE FISCALIZACIÓN "A"	21,012	21,855	9,699	9,669	30,711	31,524
AUDITOR JURÍDICO "A"	21,012	21,855	9,699	9,669	30,711	31,524
AUDITOR ADMINISTRATIVO "A"	21,012	21,855	9,699	9,669	30,711	31,524
AUDITOR DE FISCALIZACIÓN "B"	17,052	19,571	9,647	9,530	26,699	29,101
AUDITOR JURÍDICO "B"	17,052	19,571	9,647	9,530	26,699	29,101
AUDITOR ADMINISTRATIVO "B"	17,052	19,571	9,647	9,530	26,699	29,101
COORDINADOR DE ANALISTAS "A"		18,489		8,997		27,486
SECRETARIA PARTICULAR "A"		24,291		10,763		35,054
OPERADOR SUPERVISOR "A"		18,931		12,502		31,433
SECRETARIA PARTICULAR "B"		19,421		10,947		30,368
OPERADOR SUPERVISOR "B"		17,234		12,606		29,840

OPERADOR SUPERVISOR "C"		16,013		12,697		28,710
SUPERVISOR DE ÁREA ADMINISTRATIVA		14,794		12,776		27,570
SUPERVISOR DE ÁREA TÉCNICA		14,794		12,776		27,570
OPERADOR SUPERVISOR "D"		14,794		12,776		27,570
VIGILANTE DE LA ASF		14,794		12,776		27,570
SRIA. DIRECTOR DE ÁREA		12,928		12,371		25,299
PERSONAL OPERATIVO DE BASE						
TÉCNICO SUPERIOR		9,840		21,514		31,354
COORDINADOR DE PROYECTOS ESPECIALES		9,743		21,478		31,221
JEFE DE SECCIÓN DE ESPECIALISTAS HACENDARIOS		9,452		21,353		30,805
ANALISTA ESPECIALIZADO EN PROYECTOS		8,872		21,244		30,116
ESPECIALISTA TÉCNICO		8,542		21,145		29,687
ESPECIALISTA EN PROYECTOS TÉCNICOS		8,210		21,050		29,260
ESPECIALISTA HACENDARIO		7,901		20,972		28,873
TÉCNICO MEDIO		7,570		20,878		28,448
ANALISTA CONTABLE		7,230		20,781		28,011
TÉCNICO CONTABLE		6,889		20,691		27,580
TÉCNICO MEDIO CONTABLE		6,787		21,358		28,145
AUXILIAR TÉCNICO CONTABLE		6,425		21,256		27,681

1.- Los límites de percepción ordinaria neta mensual, no consideran efectos inflacionarios, ni la aplicación de disposiciones de carácter fiscal y de seguridad social.

2.- No se considera el incremento salarial anual al personal operativo de confianza y base, el cual será dado a conocer por la SHCP.

3.- No se considera el incremento en la medida de fin de año para el personal operativo de confianza y base, el cual será dado a conocer por la SHCP.

4.- Los montos presentados en este anexo, no consideran los premios de antigüedad autorizados al personal operativo de base, en términos del Reglamento Interior de las Condiciones Generales de Trabajo de la Contaduría Mayor de Hacienda, para el presente ejercicio fiscal.

5.- Los montos presentados en este anexo, no consideran los premios de antigüedad autorizados al personal operativo de confianza, en términos del Lineamiento de Estímulos a los Servidores Públicos de la ASF, para el presente ejercicio fiscal.

6.- El importe por Gastos Médicos Mayores y Revisión Médica, está sujeto a licitación pública.

ANEXO 24.4.2. LÍMITES DE LA PERCEPCIÓN EXTRAORDINARIA NETA TOTAL (pesos)

TIPOS DE PERSONAL	Plazas	Pago extraordinario anual unitario
		Hasta
PERSONAL DE MANDO		
AUDITOR SUPERIOR DE LA FEDERACIÓN	1	573,216
AUDITOR ESPECIAL	4	369,783
TITULAR DE UNIDAD	3	365,193
DIRECTOR GENERAL Y HOMÓLOGOS	31	323,152
DIRECTOR GENERAL ADJUNTO	0	241,637
DIRECTOR DE ÁREA Y HOMÓLOGOS	109	160,122
SECRETARIO TÉCNICO	2	112,784
SUBDIRECTOR DE ÁREA Y HOMÓLOGOS	254	83,709
JEFE DE DEPARTAMENTO Y HOMÓLOGOS	448	61,218
PERSONAL OPERATIVO DE CONFIANZA		
COORDINADOR DE AUDITORES DE FISCALIZACIÓN	186	60,356
COORDINADOR DE AUDITORES JURÍDICOS	7	60,356
COORDINADOR DE AUDITORES ADMINISTRATIVOS	73	60,356
AUDITOR DE FISCALIZACIÓN "A"	252	54,499
AUDITOR JURÍDICO "A"	96	54,499
AUDITOR ADMINISTRATIVO "A"	95	54,499
AUDITOR DE FISCALIZACIÓN "B"	158	50,008
AUDITOR JURÍDICO "B"	2	50,008
AUDITOR ADMINISTRATIVO "B"	48	50,008
COORDINADOR DE ANALISTAS "A"	1	47,845

SECRETARIA PARTICULAR "A"	12	59,260
OPERADOR SUPERVISOR "A"	1	32,278
SECRETARIA PARTICULAR "B"	31	49,706
OPERADOR SUPERVISOR "B"	9	30,694
OPERADOR SUPERVISOR "C"	22	29,544
SUPERVISOR DE ÁREA ADMINISTRATIVA	79	28,409
SUPERVISOR DE ÁREA TÉCNICA	12	28,409
OPERADOR SUPERVISOR "D"	7	28,409
VIGILANTE DE LA ASF	16	28,409
SRIA. DIRECTOR DE ÁREA	1	26,685
PERSONAL OPERATIVO DE BASE		
TÉCNICO SUPERIOR	37	27,743
COORDINADOR DE PROYECTOS ESPECIALES	7	27,661
JEFE DE SECCIÓN DE ESPECIALISTAS HACENDARIOS	7	27,415
ANALISTA ESPECIALIZADO EN PROYECTOS	6	26,922
ESPECIALISTA TÉCNICO	7	26,633
ESPECIALISTA EN PROYECTOS TÉCNICOS	7	26,348
ESPECIALISTA HACENDARIO	4	26,088
TÉCNICO MEDIO	12	25,804
ANALISTA CONTABLE	26	25,511
TÉCNICO CONTABLE	36	25,227
TÉCNICO MEDIO CONTABLE	41	25,857
AUXILIAR TÉCNICO CONTABLE	51	25,556

1.- Los límites de percepción extraordinaria neta anual, no consideran efectos inflacionarios, ni la aplicación de disposiciones de carácter fiscal y de seguridad social.

2.- No se considera el incremento salarial anual al personal operativo de confianza y base, el cual será dado a conocer por la SHCP.

(Continúa en la Tercera Sección)

SECRETARIA DE HACIENDA Y CREDITO PUBLICO

DECRETO por el que se expide la Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2018.

Al margen un sello con el Escudo Nacional, que dice: Estados Unidos Mexicanos.- Presidencia de la República.

ENRIQUE PEÑA NIETO, Presidente de los Estados Unidos Mexicanos, a sus habitantes sabed:

Que el Honorable Congreso de la Unión, se ha servido dirigirme el siguiente

DECRETO

"EL CONGRESO GENERAL DE LOS ESTADOS UNIDOS MEXICANOS, DECRETA:

SE EXPIDE LA LEY DE INGRESOS DE LA FEDERACIÓN PARA EL EJERCICIO FISCAL DE 2018

Artículo Único. Se expide la Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2018.

LEY DE INGRESOS DE LA FEDERACIÓN PARA EL EJERCICIO FISCAL DE 2018

Capítulo I

De los Ingresos y el Endeudamiento Público

Artículo 1o. En el ejercicio fiscal de 2018, la Federación percibirá los ingresos provenientes de los conceptos y en las cantidades estimadas que a continuación se enumeran:

CONCEPTO	Millones de pesos
TOTAL	**5,279,667.0**
INGRESOS DEL GOBIERNO FEDERAL (1+3+4+5+6+8+9)	**3,584,918.4**
1. Impuestos	**2,957,469.9**
1. Impuestos sobre los ingresos:	1,566,186.8
01. Impuesto sobre la renta.	1,566,186.8
2. Impuestos sobre el patrimonio.	
3. Impuestos sobre la producción, el consumo y las transacciones:	1,309,336.2
01. Impuesto al valor agregado.	876,936.1
02. Impuesto especial sobre producción y servicios:	421,776.7
01. Combustibles automotrices:	258,633.6
01. Artículo 2o., fracción I, inciso D).	231,250.3
02. Artículo 2o.-A.	27,383.3
02. Bebidas con contenido alcohólico y cerveza:	53,526.7
01. Bebidas alcohólicas.	16,316.1
02. Cervezas y bebidas refrescantes.	37,210.6
03. Tabacos labrados.	44,096.9
04. Juegos con apuestas y sorteos.	2,978.1
05. Redes públicas de telecomunicaciones.	6,465.4
06. Bebidas energetizantes.	4.3
07. Bebidas saborizadas.	26,797.5
08. Alimentos no básicos con alta densidad calórica.	19,748.0
09. Plaguicidas.	763.5
10. Combustibles fósiles.	8,762.7
03. Impuesto sobre automóviles nuevos.	10,623.4
4. Impuestos al comercio exterior:	47,319.7
01. Impuestos al comercio exterior:	47,319.7
01. A la importación.	47,319.7
02. A la exportación.	0.0

	5.	Impuestos sobre Nóminas y Asimilables.	
	6.	Impuestos Ecológicos.	
	7.	Accesorios:	31,718.1
		01. Accesorios.	31,718.1
	8.	Otros impuestos:	4,726.9
		01. Impuesto por la actividad de exploración y extracción de hidrocarburos.	4,726.9
		02. Impuesto sobre servicios expresamente declarados de interés público por ley, en los que intervengan empresas concesionarias de bienes del dominio directo de la Nación.	0.0
	9.	Impuestos no comprendidos en las fracciones de la Ley de Ingresos causados en ejercicios fiscales anteriores pendientes de liquidación o pago.	-1,817.8
INGRESOS DE ORGANISMOS Y EMPRESAS (2+7)			**1,193,373.1**
2.	**Cuotas y aportaciones de seguridad social**		**309,302.2**
	1.	Aportaciones para Fondos de Vivienda.	0.0
		01. Aportaciones y abonos retenidos a trabajadores por patrones para el Fondo Nacional de la Vivienda para los Trabajadores.	0.0
	2.	Cuotas para el Seguro Social.	309,302.2
		01. Cuotas para el Seguro Social a cargo de patrones y trabajadores.	309,302.2
	3.	Cuotas de Ahorro para el Retiro.	0.0
		01. Cuotas del Sistema de Ahorro para el Retiro a cargo de los patrones.	0.0
	4.	Otras Cuotas y Aportaciones para la seguridad social:	0.0
		01. Cuotas para el Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado a cargo de los citados trabajadores.	0.0
		02. Cuotas para el Instituto de Seguridad Social para las Fuerzas Armadas Mexicanas a cargo de los militares.	0.0
	5.	Accesorios.	0.0
3.	**Contribuciones de mejoras**		**36.1**
	1.	Contribución de mejoras por obras públicas:	36.1
		01. Contribución de mejoras por obras públicas de infraestructura hidráulica.	36.1
	2.	Contribuciones de mejoras no comprendidas en las fracciones de la Ley de Ingresos causados en ejercicios fiscales anteriores pendientes de liquidación o pago.	0.0
4.	**Derechos**		**46,399.5**
	1.	Derechos por el uso, goce, aprovechamiento o explotación de bienes de dominio público:	39,690.2
		01. Secretaría de Hacienda y Crédito Público.	114.2
		02. Secretaría de la Función Pública.	0.0
		03. Secretaría de Economía.	2,395.2
		04. Secretaría de Comunicaciones y Transportes.	7,250.9
		05. Secretaría de Medio Ambiente y Recursos Naturales.	19,304.7
		06. Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación.	76.7
		07. Secretaría del Trabajo y Previsión Social.	0.0
		08. Secretaría de Educación Pública.	0.0
		09. Instituto Federal de Telecomunicaciones.	10,548.5

	2.	Derechos por prestación de servicios:			6,709.3
		01.	Servicios que presta el Estado en funciones de derecho público:		6,709.3
			01.	Secretaría de Gobernación.	136.5
			02.	Secretaría de Relaciones Exteriores.	3,426.7
			03.	Secretaría de la Defensa Nacional.	0.0
			04.	Secretaría de Marina.	0.0
			05.	Secretaría de Hacienda y Crédito Público.	383.3
			06.	Secretaría de la Función Pública.	13.9
			07.	Secretaría de Energía.	0.2
			08.	Secretaría de Economía.	35.5
			09.	Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación.	48.4
			10.	Secretaría de Comunicaciones y Transportes.	912.2
			11.	Secretaría de Medio Ambiente y Recursos Naturales.	88.3
				01. Agencia Nacional de Seguridad Industrial y de Protección al Medio Ambiente del Sector Hidrocarburos.	0.0
				02. Otros.	88.3
			12.	Secretaría de Educación Pública.	1,450.1
			13.	Secretaría de Salud.	31.9
			14.	Secretaría del Trabajo y Previsión Social.	5.0
			15.	Secretaría de Desarrollo Agrario, Territorial y Urbano.	65.5
			16.	Secretaría de Turismo.	0.0
			17.	Procuraduría General de la República.	0.2
			18.	Instituto Federal de Telecomunicaciones.	56.5
			19.	Comisión Nacional de Hidrocarburos.	0.0
			20.	Comisión Reguladora de Energía.	0.0
			21.	Comisión Federal de Competencia Económica.	0.0
			22.	Secretaría de Cultura	55.1
	3.	Otros Derechos.			0.0
	4.	Accesorios.			0.0
	5.	Derechos no comprendidos en las fracciones de la Ley de Ingresos causados en ejercicios fiscales anteriores pendientes de liquidación o pago.			0.0
5.	**Productos**				**6,427.1**
	1.	Productos de tipo corriente:			7.9
		01.	Por los servicios que no correspondan a funciones de derecho público.		7.9
	2.	Productos de capital:			6,419.2
		01.	Derivados del uso, aprovechamiento o enajenación de bienes no sujetos al régimen de dominio público:		6,419.2
			01.	Explotación de tierras y aguas.	0.0
			02.	Arrendamiento de tierras, locales y construcciones.	0.3
			03.	Enajenación de bienes:	1,668.3
				01. Muebles.	1,564.1
				02. Inmuebles.	104.2

		04.	Intereses de valores, créditos y bonos.	4,271.3
		05.	Utilidades:	479.2
			01. De organismos descentralizados y empresas de participación estatal.	0.0
			02. De la Lotería Nacional para la Asistencia Pública.	0.0
			03. De Pronósticos para la Asistencia Pública.	478.7
			04. Otras.	0.5
		06.	Otros.	0.1
	3.		Productos no comprendidos en las fracciones de la Ley de Ingresos causados en ejercicios fiscales anteriores pendientes de liquidación o pago.	0.0
6.	**Aprovechamientos**			**117,792.3**
	1.		Aprovechamientos de tipo corriente:	117,760.6
		01.	Multas.	1,965.0
		02.	Indemnizaciones.	2,271.2
		03.	Reintegros:	149.4
			01. Sostenimiento de las escuelas artículo 123.	0.0
			02. Servicio de vigilancia forestal.	0.1
			03. Otros.	149.3
		04.	Provenientes de obras públicas de infraestructura hidráulica.	102.4
		05.	Participaciones en los ingresos derivados de la aplicación de leyes locales sobre herencias y legados expedidas de acuerdo con la Federación.	0.0
		06.	Participaciones en los ingresos derivados de la aplicación de leyes locales sobre donaciones expedidas de acuerdo con la Federación.	0.0
		07.	Aportaciones de los Estados, Municipios y particulares para el servicio del Sistema Escolar Federalizado.	0.0
		08.	Cooperación de la Ciudad de México por servicios públicos locales prestados por la Federación.	0.0
		09.	Cooperación de los Gobiernos de Estados y Municipios y de particulares para alcantarillado, electrificación, caminos y líneas telegráficas, telefónicas y para otras obras públicas.	0.0
		10.	5% de días de cama a cargo de establecimientos particulares para internamiento de enfermos y otros destinados a la Secretaría de Salud.	0.0
		11.	Participaciones a cargo de los concesionarios de vías generales de comunicación y de empresas de abastecimiento de energía eléctrica.	824.6
		12.	Participaciones señaladas por la Ley Federal de Juegos y Sorteos.	1,148.3
		13.	Regalías provenientes de fondos y explotación minera.	0.0
		14.	Aportaciones de contratistas de obras públicas.	6.8
		15.	Destinados al Fondo para el Desarrollo Forestal:	0.5
			01. Aportaciones que efectúen los Gobiernos de la Ciudad de México, Estatales y Municipales, los organismos y entidades públicas, sociales y los particulares.	0.0
			02. De las reservas nacionales forestales.	0.0
			03. Aportaciones al Instituto Nacional de Investigaciones Forestales y Agropecuarias.	0.0
			04. Otros conceptos.	0.5

		16.	Cuotas Compensatorias.	127.8
		17.	Hospitales Militares.	0.0
		18.	Participaciones por la explotación de obras del dominio público señaladas por la Ley Federal del Derecho de Autor.	0.0
		19.	Provenientes de decomiso y de bienes que pasan a propiedad del Fisco Federal.	0.0
		20.	Provenientes del programa de mejoramiento de los medios de informática y de control de las autoridades aduaneras.	0.0
		21.	No comprendidos en los incisos anteriores provenientes del cumplimiento de convenios celebrados en otros ejercicios.	0.0
		22.	Otros:	111,161.3
			01. Remanente de operación del Banco de México.	0.0
			02. Utilidades por Recompra de Deuda.	0.0
			03. Rendimiento mínimo garantizado.	0.0
			04. Otros.	111,161.3
		23.	Provenientes de servicios en materia energética:	3.3
			01. Agencia Nacional de Seguridad Industrial y de Protección al Medio Ambiente del Sector Hidrocarburos.	0.0
			02. Comisión Nacional de Hidrocarburos.	0.0
			03. Comisión Reguladora de Energía.	3.3
	2.	Aprovechamientos de capital.		31.7
		01.	Recuperaciones de capital:	31.7
			01. Fondos entregados en fideicomiso, a favor de Entidades Federativas y empresas públicas.	24.7
			02. Fondos entregados en fideicomiso, a favor de empresas privadas y a particulares.	7.0
			03. Inversiones en obras de agua potable y alcantarillado.	0.0
			04. Desincorporaciones.	0.0
			05. Otros.	0.0
	3.	Accesorios.		0.0
	4.	Aprovechamientos no comprendidos en las fracciones de la Ley de Ingresos causados en ejercicios fiscales anteriores pendientes de liquidación o pago.		0.0
7.	**Ingresos por ventas de bienes y servicios**			**884,070.9**
	1.	Ingresos por ventas de bienes y servicios de organismos descentralizados:		79,944.1
		01.	Instituto Mexicano del Seguro Social.	27,461.5
		02.	Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado.	52,482.6
	2.	Ingresos de operación de empresas productivas del Estado:		804,126.8
		01.	Petróleos Mexicanos.	423,341.8
		02.	Comisión Federal de Electricidad.	380,785.0
	3.	Ingresos de empresas de participación estatal.		0.0
	4.	Ingresos por ventas de bienes y servicios producidos en establecimientos del Gobierno Central.		0.0

8.	**Participaciones y aportaciones**			
	1.	Participaciones.		
	2.	Aportaciones.		
	3.	Convenios.		
9.	**Transferencias, asignaciones, subsidios y otras ayudas**			**456,793.5**
	1.	Transferencias internas y asignaciones al sector público.		456,793.5
		01.	Transferencias del Fondo Mexicano del Petróleo para la Estabilización y el Desarrollo.	456,793.5
			01. Ordinarias.	456,793.5
			02. Extraordinarias.	0.0
	2.	Transferencias al resto del sector público.		0.0
	3.	Subsidios y subvenciones.		0.0
	4.	Ayudas sociales.		0.0
	5.	Pensiones y jubilaciones.		0.0
	6.	Transferencias a fideicomisos, mandatos y análogos.		0.0
10.	**Ingresos derivados de financiamientos**			**501,375.5**
	1.	Endeudamiento interno:		505,224.7
		01.	Endeudamiento interno del Gobierno Federal.	470,533.6
		02.	Otros financiamientos:	34,691.1
			01. Diferimiento de pagos.	34,691.1
			02. Otros.	0.0
	2.	Endeudamiento externo:		0.0
		01.	Endeudamiento externo del Gobierno Federal.	0.0
	3.	Déficit de organismos y empresas de control directo.		-65,263.4
	4.	Déficit de empresas productivas del Estado.		61,414.2
Informativo: Endeudamiento neto del Gobierno Federal (10.1.01+10.2.01)				470,533.6

Cuando una ley que establezca alguno de los ingresos previstos en este artículo, contenga disposiciones que señalen otros ingresos, estos últimos se considerarán comprendidos en la fracción que corresponda a los ingresos a que se refiere este precepto.

Se faculta al Ejecutivo Federal para que durante el ejercicio fiscal de 2018, otorgue los beneficios fiscales que sean necesarios para dar debido cumplimiento a las resoluciones derivadas de la aplicación de mecanismos internacionales para la solución de controversias legales que determinen una violación a un tratado internacional.

El Ejecutivo Federal informará al Congreso de la Unión de los ingresos por contribuciones pagados en especie o en servicios, así como, en su caso, el destino de los mismos.

Derivado del monto de ingresos fiscales a obtener durante el ejercicio fiscal de 2018, se proyecta una recaudación federal participable por 2 billones 902 mil 721.9 millones de pesos.

Para el ejercicio fiscal de 2018, el gasto de inversión del Gobierno Federal y de las empresas productivas del Estado no se contabilizará para efectos del equilibrio presupuestario previsto en el artículo 17 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, hasta por un monto equivalente a 2.0 por ciento del Producto Interno Bruto.

Se estima que durante el ejercicio fiscal de 2018, en términos monetarios, el pago en especie del impuesto sobre servicios expresamente declarados de interés público por ley, en los que intervengan empresas concesionarias de bienes del dominio directo de la Nación, previsto en la Ley que establece, reforma y adiciona las disposiciones relativas a diversos impuestos publicada en el Diario Oficial de la Federación el 31 de diciembre de 1968, ascenderá al equivalente de 2 mil 740.5 millones de pesos.

La aplicación de los recursos a que se refiere el párrafo anterior, se hará de acuerdo a lo establecido en el Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2018.

Con el objeto de que el Gobierno Federal continúe con la labor reconocida en el artículo segundo transitorio del "Decreto por el que se reforman y adicionan diversas disposiciones de la Ley que crea el Fideicomiso que administrará el fondo para el fortalecimiento de sociedades y cooperativas de ahorro y préstamo y de apoyo a sus ahorradores", publicado en el Diario Oficial de la Federación el 28 de enero de 2004, y a fin de atender la problemática social de los ahorradores afectados por la operación irregular de las cajas populares de ahorro y préstamo a que se refiere dicho transitorio, la Secretaría de Hacienda y Crédito Público, por conducto del área responsable de la banca y ahorro, continuará con la instrumentación, fortalecimiento y supervisión de las acciones o esquemas que correspondan para coadyuvar o intervenir en el resarcimiento de los ahorradores afectados.

En caso de que con base en las acciones o esquemas que se instrumenten conforme al párrafo que antecede sea necesaria la transmisión, administración o enajenación, por parte del Ejecutivo Federal, de los bienes y derechos del fideicomiso referido en el primer párrafo del artículo segundo transitorio del Decreto indicado en el párrafo anterior, las operaciones respectivas, en numerario o en especie, se registrarán en cuentas de orden, con la finalidad de no afectar el patrimonio o activos de los entes públicos federales que lleven a cabo esas operaciones.

El producto de la enajenación de los derechos y bienes decomisados o abandonados relacionados con los procesos judiciales y administrativos a que se refiere el artículo segundo transitorio del Decreto indicado en el párrafo precedente, se destinará en primer término, para cubrir los gastos de administración que eroguen los entes públicos federales que lleven a cabo las operaciones referidas en el párrafo anterior y, posteriormente, se destinarán para restituir al Gobierno Federal los recursos públicos aportados para el resarcimiento de los ahorradores afectados a que se refiere dicho precepto.

Los recursos que durante el ejercicio fiscal de 2018 se destinen al Fondo de Estabilización de los Ingresos de las Entidades Federativas en términos de las disposiciones aplicables, podrán utilizarse para cubrir las obligaciones derivadas de los esquemas que, a fin de mitigar la disminución en participaciones federales del ejercicio fiscal de 2018, se instrumenten para potenciar los recursos que, con cargo a dicho fondo, reciben las entidades federativas.

Hasta el 25 por ciento de las aportaciones que con cargo a los fondos de Aportaciones para el Fortalecimiento de los Municipios y de las Demarcaciones Territoriales del Distrito Federal, y para el Fortalecimiento de las Entidades Federativas, corresponda recibir a las entidades federativas, municipios y demarcaciones territoriales de la Ciudad de México podrán servir como fuente de pago o compensación de las obligaciones que contraigan con el Gobierno Federal, siempre que exista acuerdo entre las partes y sin que sea necesario obtener la autorización de la legislatura local ni la inscripción ante la Secretaría de Hacienda y Crédito Público en el Registro Público Único, previsto en la Ley de Disciplina Financiera de las Entidades Federativas y los Municipios.

El gasto de inversión a que se refiere el párrafo sexto del presente artículo se reportará en los informes trimestrales que se presentan al Congreso de la Unión a que se refiere el artículo 107 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

Para efectos de lo previsto en el artículo 107, fracción I de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, la Secretaría de Hacienda y Crédito Público deberá incluir en los Informes sobre la Situación Económica, las Finanzas Públicas y la Deuda Pública información del origen de los ingresos generados por los aprovechamientos a que se refiere el numeral 6.1.22.04 del presente artículo por concepto de otros aprovechamientos. Asimismo, deberá informar los destinos específicos que, en términos del artículo 19, fracción II, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, en su caso tengan dichos aprovechamientos.

Para el ejercicio fiscal 2018, de los recursos que se obtengan por concepto de coberturas o instrumentos de transferencia significativa de riesgos que hubieran sido contratados o adquiridos a través del Fondo de Estabilización de los Ingresos Presupuestarios, así como de la subcuenta que se haya constituido como complemento para asegurar el precio del petróleo de la mezcla mexicana en el citado Fondo, se podrán enterar a la Tesorería de la Federación las cantidades necesarias para compensar la disminución de los ingresos petroleros del Gobierno Federal respecto de las cantidades estimadas en este artículo.

Artículo 2o. Se autoriza al Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, para contratar y ejercer créditos, empréstitos y otras formas del ejercicio del crédito público, incluso mediante la emisión de valores, en los términos de la Ley Federal de Deuda Pública y para el financiamiento del Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2018, por un monto de endeudamiento neto interno hasta por 470 mil millones de pesos. Asimismo, el Ejecutivo Federal podrá contratar obligaciones constitutivas de deuda pública interna adicionales a lo autorizado, siempre que el endeudamiento neto externo sea menor al establecido en el presente artículo en un monto equivalente al de dichas obligaciones

adicionales. El Ejecutivo Federal queda autorizado para contratar y ejercer en el exterior créditos, empréstitos y otras formas del ejercicio del crédito público, incluso mediante la emisión de valores, para el financiamiento del Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2018, así como para canjear o refinanciar obligaciones del sector público federal, a efecto de obtener un monto de endeudamiento neto externo de hasta 5 mil 500 millones de dólares de los Estados Unidos de América, el cual incluye el monto de endeudamiento neto externo que se ejercería con organismos financieros internacionales. De igual forma, el Ejecutivo Federal y las entidades podrán contratar obligaciones constitutivas de deuda pública externa adicionales a lo autorizado, siempre que el endeudamiento neto interno sea menor al establecido en el presente artículo en un monto equivalente al de dichas obligaciones adicionales. El cómputo de lo anterior se realizará, en una sola ocasión, el último día hábil bancario del ejercicio fiscal de 2018 considerando el tipo de cambio para solventar obligaciones denominadas en moneda extranjera pagaderas en la República Mexicana que publique el Banco de México en el Diario Oficial de la Federación, así como la equivalencia del peso mexicano con otras monedas que dé a conocer el propio Banco de México, en todos los casos en la fecha en que se hubieren realizado las operaciones correspondientes.

También se autoriza al Ejecutivo Federal para que, a través de la propia Secretaría de Hacienda y Crédito Público, emita valores en moneda nacional y contrate empréstitos para canje o refinanciamiento de obligaciones del erario federal, en los términos de la Ley Federal de Deuda Pública. Asimismo, el Ejecutivo Federal queda autorizado para contratar créditos o emitir valores en el exterior con el objeto de canjear o refinanciar endeudamiento externo.

Las operaciones a las que se refiere el párrafo anterior no deberán implicar endeudamiento neto adicional al autorizado para el ejercicio fiscal de 2018.

Se autoriza al Instituto para la Protección al Ahorro Bancario a contratar créditos o emitir valores con el único objeto de canjear o refinanciar exclusivamente sus obligaciones financieras, a fin de hacer frente a sus obligaciones de pago, otorgar liquidez a sus títulos y, en general, mejorar los términos y condiciones de sus obligaciones financieras. Los recursos obtenidos con esta autorización únicamente se podrán aplicar en los términos establecidos en la Ley de Protección al Ahorro Bancario incluyendo sus artículos transitorios. Sobre estas operaciones de canje y refinanciamiento se deberá informar trimestralmente al Congreso de la Unión.

El Banco de México actuará como agente financiero del Instituto para la Protección al Ahorro Bancario, para la emisión, colocación, compra y venta, en el mercado nacional, de los valores representativos de la deuda del citado Instituto y, en general, para el servicio de dicha deuda. El Banco de México también podrá operar por cuenta propia con los valores referidos.

En el evento de que en las fechas en que corresponda efectuar pagos por principal o intereses de los valores que el Banco de México coloque por cuenta del Instituto para la Protección al Ahorro Bancario, éste no tenga recursos suficientes para cubrir dichos pagos en la cuenta que, para tal efecto, le lleve el Banco de México, el propio Banco deberá proceder a emitir y colocar valores a cargo del Instituto para la Protección al Ahorro Bancario, por cuenta de éste y por el importe necesario para cubrir los pagos que correspondan. Al determinar las características de la emisión y de la colocación, el citado Banco procurará las mejores condiciones para el mencionado Instituto dentro de lo que el mercado permita.

El Banco de México deberá efectuar la colocación de los valores a que se refiere el párrafo anterior en un plazo no mayor de 15 días hábiles contado a partir de la fecha en que se presente la insuficiencia de fondos en la cuenta del Instituto para la Protección al Ahorro Bancario. Excepcionalmente, la Junta de Gobierno del Banco de México podrá ampliar este plazo una o más veces por un plazo conjunto no mayor de tres meses, si ello resulta conveniente para evitar trastornos en el mercado financiero.

En cumplimiento de lo dispuesto por el artículo 45 de la Ley de Protección al Ahorro Bancario, se dispone que, en tanto se efectúe la colocación referida en el párrafo anterior, el Banco de México podrá cargar la cuenta corriente que le lleva a la Tesorería de la Federación, sin que se requiera la instrucción del Titular de dicha Tesorería, para atender el servicio de la deuda que emita el Instituto para la Protección al Ahorro Bancario. El Banco de México deberá abonar a la cuenta corriente de la Tesorería de la Federación el importe de la colocación de valores que efectúe en términos de este artículo.

Se autoriza a la banca de desarrollo, a la Financiera Nacional de Desarrollo Agropecuario, Rural, Forestal y Pesquero, a los fondos de fomento y al Instituto del Fondo Nacional para el Consumo de los Trabajadores un monto conjunto de déficit por intermediación financiera, definida como el Resultado de Operación que considera la Constitución Neta de Reservas Crediticias Preventivas, de cero pesos para el Ejercicio Fiscal de 2018.

El monto autorizado conforme al párrafo anterior podrá ser adecuado previa autorización del órgano de gobierno de la entidad de que se trate y con la opinión favorable de la Secretaría de Hacienda y Crédito Público.

Los montos establecidos en el artículo 1o., numeral 10 “Ingresos derivados de Financiamientos” de esta Ley, así como el monto de endeudamiento neto interno consignado en este artículo, se verán, en su caso, modificados en lo conducente como resultado de la distribución, entre el Gobierno Federal y los organismos y empresas de control directo, de los montos autorizados en el Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2018.

Se autoriza para Petróleos Mexicanos y sus empresas productivas subsidiarias la contratación y ejercicio de créditos, empréstitos y otras formas del ejercicio del crédito público, incluso mediante la emisión de valores, así como el canje o refinanciamiento de sus obligaciones constitutivas de deuda pública, a efecto de obtener un monto de endeudamiento neto interno de hasta 30 mil millones de pesos, y un monto de endeudamiento neto externo de hasta 6 mil 182.8 millones de dólares de los Estados Unidos de América; asimismo, se podrán contratar obligaciones constitutivas de deuda pública interna o externa adicionales a lo autorizado, siempre que el endeudamiento neto externo o interno, respectivamente, sea menor al establecido en este párrafo en un monto equivalente al de dichas obligaciones adicionales. El uso del endeudamiento anterior deberá cumplir con la meta de balance financiero aprobado.

Se autoriza para la Comisión Federal de Electricidad y sus empresas productivas subsidiarias la contratación y ejercicio de créditos, empréstitos y otras formas del ejercicio del crédito público, incluso mediante la emisión de valores, así como el canje o refinanciamiento de sus obligaciones constitutivas de deuda pública, a efecto de obtener un monto de endeudamiento neto interno de hasta 3 mil 286 millones de pesos, y un monto de endeudamiento neto externo de 347.5 millones de dólares de los Estados Unidos de América, asimismo se podrán contratar obligaciones constitutivas de deuda pública interna o externa adicionales a lo autorizado, siempre que el endeudamiento neto externo o interno, respectivamente, sea menor al establecido en este párrafo en un monto equivalente al de dichas obligaciones adicionales. El uso del endeudamiento anterior deberá cumplir con la meta de balance financiero aprobado.

El cómputo de lo establecido en los dos párrafos anteriores se realizará en una sola ocasión, el último día hábil bancario del ejercicio fiscal de 2018 considerando el tipo de cambio para solventar obligaciones denominadas en moneda extranjera pagaderas en la República Mexicana que publique el Banco de México en el Diario Oficial de la Federación, así como la equivalencia del peso mexicano con otras monedas que dé a conocer el propio Banco de México, en todos los casos en la fecha en que se hubieren realizado las operaciones correspondientes.

La Secretaría de Hacienda y Crédito Público informará al Congreso de la Unión de manera trimestral sobre el avance del Programa Anual de Financiamiento, destacando el comportamiento de los diversos rubros en el cual se haga referencia al financiamiento del Gasto de Capital y Refinanciamiento.

Artículo 3o. Se autoriza para la Ciudad de México la contratación y ejercicio de créditos, empréstitos y otras formas de crédito público para un endeudamiento neto de 5.5 mil millones de pesos para el financiamiento de obras contempladas en el Presupuesto de Egresos de la Ciudad de México para el Ejercicio Fiscal 2018. Asimismo, se autoriza la contratación y ejercicio de créditos, empréstitos y otras formas de crédito público para realizar operaciones de canje o refinanciamiento de la deuda pública de la Ciudad de México.

El ejercicio del monto de endeudamiento autorizado se sujetará a lo dispuesto en la Ley de Disciplina Financiera de las Entidades Federativas y los Municipios.

Artículo 4o. En el ejercicio fiscal de 2018, la Federación percibirá los ingresos por proyectos de infraestructura productiva de largo plazo de inversión financiada directa y condicionada de la Comisión Federal de Electricidad por un total de 317,500.3 millones de pesos, de los cuales 205,937.9 millones de pesos corresponden a inversión directa y 111,562.4 millones de pesos a inversión condicionada.

Artículo 5o. En el ejercicio fiscal de 2018 el Ejecutivo Federal no contratará nuevos proyectos de inversión financiada de la Comisión Federal de Electricidad a los que hacen referencia los artículos 18 de la Ley Federal de Deuda Pública y 32, párrafos segundo a sexto, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, así como del Título Cuarto, Capítulo XIV, del Reglamento de este último ordenamiento.

Artículo 6o. El Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, queda autorizado para fijar o modificar las compensaciones que deban cubrir los organismos descentralizados y las empresas de participación estatal, por los bienes federales aportados o asignados a los mismos para su explotación o en relación con el monto de los productos o ingresos brutos que perciban.

Artículo 7o. Petróleos Mexicanos, sus organismos subsidiarios y/o sus empresas productivas subsidiarias, según corresponda estarán a lo siguiente:

I. Los pagos provisionales mensuales del derecho por la utilidad compartida, previstos en el artículo 42 de la Ley de Ingresos sobre Hidrocarburos, se realizarán a más tardar el día 25 del mes posterior a aquél a que correspondan los pagos provisionales; cuando el mencionado día sea inhábil, el pago se deberá realizar al siguiente día hábil. Dichos pagos serán efectuados al Fondo Mexicano del Petróleo para la Estabilización y el Desarrollo.

II. Los pagos mensuales del derecho de extracción de hidrocarburos, previstos en el artículo 44 de la Ley de Ingresos sobre Hidrocarburos, se realizarán a más tardar el día 25 del mes posterior a aquel a que corresponda el pago; cuando el mencionado día sea inhábil, el pago se deberá realizar al siguiente día hábil. Dichos pagos serán efectuados al Fondo Mexicano del Petróleo para la Estabilización y el Desarrollo.

III. Presentar las declaraciones, hacer los pagos y cumplir con las obligaciones de retener y enterar las contribuciones a cargo de terceros, ante la Tesorería de la Federación, a través del esquema para la presentación de declaraciones que para tal efecto establezca el Servicio de Administración Tributaria.

La Secretaría de Hacienda y Crédito Público queda facultada para establecer y, en su caso, modificar o suspender pagos a cuenta de los pagos provisionales mensuales del derecho por la utilidad compartida, previstos en el artículo 42 de la Ley de Ingresos sobre Hidrocarburos.

La Secretaría de Hacienda y Crédito Público informará y explicará las modificaciones a los montos que, por ingresos extraordinarios o una baja en los mismos, impacten en los pagos establecidos conforme al párrafo anterior, en un informe que se presentará a la Comisión de Hacienda y Crédito Público y al Centro de Estudios de las Finanzas Públicas, ambos de la Cámara de Diputados, dentro del mes siguiente a aquél en que se generen dichas modificaciones, así como en los Informes Trimestrales sobre la Situación Económica, las Finanzas Públicas y la Deuda Pública.

En caso de que la Secretaría de Hacienda y Crédito Público haga uso de las facultades otorgadas en el segundo párrafo de este artículo, los pagos correspondientes deberán ser transferidos y concentrados en la Tesorería de la Federación por el Fondo Mexicano del Petróleo para la Estabilización y el Desarrollo, a más tardar el día siguiente de su recepción, a cuenta de la transferencia a que se refiere el artículo 16, fracción II, inciso g) de la Ley del Fondo Mexicano del Petróleo para la Estabilización y el Desarrollo.

Los gastos de mantenimiento y operación de los proyectos integrales de infraestructura de Petróleos Mexicanos que, hasta antes de la entrada en vigor del "Decreto por el que se adicionan y reforman diversas disposiciones de la Ley Federal de Presupuesto y Responsabilidad Hacendaria", publicado en el Diario Oficial de la Federación el 13 de noviembre de 2008, eran considerados proyectos de infraestructura productiva de largo plazo en términos del artículo 32 de dicha Ley, serán registrados como inversión.

Capítulo II

De las Facilidades Administrativas y Beneficios Fiscales

Artículo 8o. En los casos de prórroga para el pago de créditos fiscales se causarán recargos:

I. Al 0.98 por ciento mensual sobre los saldos insolutos.

II. Cuando de conformidad con el Código Fiscal de la Federación, se autorice el pago a plazos, se aplicará la tasa de recargos que a continuación se establece, sobre los saldos y durante el periodo de que se trate:

1. Tratándose de pagos a plazos en parcialidades de hasta 12 meses, la tasa de recargos será del 1.26 por ciento mensual.
2. Tratándose de pagos a plazos en parcialidades de más de 12 meses y hasta de 24 meses, la tasa de recargos será de 1.53 por ciento mensual.
3. Tratándose de pagos a plazos en parcialidades superiores a 24 meses, así como tratándose de pagos a plazo diferido, la tasa de recargos será de 1.82 por ciento mensual.

Las tasas de recargos establecidas en la fracción II de este artículo incluyen la actualización realizada conforme a lo establecido por el Código Fiscal de la Federación.

Artículo 9o. Se ratifican los acuerdos y disposiciones de carácter general expedidos en el Ramo de Hacienda, de las que hayan derivado beneficios otorgados en términos de la presente Ley, así como por los que se haya dejado en suspenso total o parcialmente el cobro de gravámenes y las resoluciones dictadas por la Secretaría de Hacienda y Crédito Público sobre la causación de tales gravámenes.

Se ratifican los convenios que se hayan celebrado entre la Federación por una parte y las entidades federativas, organismos autónomos por disposición constitucional de éstas, organismos públicos descentralizados de las mismas y los municipios, por la otra, en los que se finiquiten adeudos entre ellos. También se ratifican los convenios que se hayan celebrado o se celebren entre la Federación por una parte y las entidades federativas, por la otra, en los que se señalen los incentivos que perciben las propias entidades federativas y, en su caso, los municipios, por los bienes que pasen a propiedad del Fisco Federal, provenientes de comercio exterior, incluidos los sujetos a un procedimiento establecido en la legislación aduanera o fiscal federal, así como los abandonados a favor del Gobierno Federal.

En virtud de lo señalado en el párrafo anterior, no se aplicará lo dispuesto en el artículo 6 bis de la Ley Federal para la Administración y Enajenación de Bienes del Sector Público.

Artículo 10. El Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, queda autorizado para fijar o modificar los aprovechamientos que se cobrarán en el ejercicio fiscal de 2018, incluso por el uso, goce, aprovechamiento o explotación de bienes sujetos al régimen de dominio público de la Federación o por la prestación de servicios en el ejercicio de las funciones de derecho público por los que no se establecen derechos o que por cualquier causa legal no se paguen.

Para establecer el monto de los aprovechamientos se tomarán en consideración criterios de eficiencia económica y de saneamiento financiero y, en su caso, se estará a lo siguiente:

I. La cantidad que deba cubrirse por concepto del uso, goce, aprovechamiento o explotación de bienes o por la prestación de servicios que tienen referencia internacional, se fijará considerando el cobro que se efectúe por el uso, goce, aprovechamiento o explotación de bienes o por la prestación de servicios, de similares características, en países con los que México mantiene vínculos comerciales.

II. Los aprovechamientos que se cobren por el uso, goce, aprovechamiento o explotación de bienes o por la prestación de servicios, que no tengan referencia internacional, se fijarán considerando el costo de los mismos, siempre que se derive de una valuación de dichos costos en los términos de eficiencia económica y de saneamiento financiero.

III. Se podrán establecer aprovechamientos diferenciales por el uso, goce, aprovechamiento o explotación de bienes o por la prestación de servicios, cuando éstos respondan a estrategias de comercialización o racionalización y se otorguen de manera general.

Durante el ejercicio fiscal de 2018, la Secretaría de Hacienda y Crédito Público, mediante resoluciones de carácter particular, aprobará los montos de los aprovechamientos que cobren las dependencias de la Administración Pública Federal, salvo cuando su determinación y cobro se encuentre previsto en otras leyes. Para tal efecto, las dependencias interesadas estarán obligadas a someter para su aprobación, durante los meses de enero y febrero de 2018, los montos de los aprovechamientos que se cobren de manera regular. Los aprovechamientos que no sean sometidos a la aprobación de la Secretaría de Hacienda y Crédito Público, no podrán ser cobrados por la dependencia de que se trate a partir del 1 de marzo de 2018. Asimismo, los aprovechamientos cuya autorización haya sido negada por la Secretaría de Hacienda y Crédito Público, no podrán ser cobrados por la dependencia de que se trate, a partir de la fecha en que surta efectos la notificación de la resolución respectiva. Las solicitudes que formulen las dependencias y la autorización de los aprovechamientos por parte de la Secretaría de Hacienda y Crédito Público, se realizarán mediante la emisión de documentos con la firma autógrafa del servidor público facultado o certificados digitales, equipos o sistemas automatizados; para lo cual, en sustitución de la firma autógrafa, se emplearán medios de identificación electrónica y la firma electrónica avanzada, en términos de las disposiciones aplicables.

El uso de los medios de identificación electrónica a que se refiere el párrafo anterior producirá los mismos efectos que las disposiciones jurídicas otorgan a los documentos con firma autógrafa y, en consecuencia, tendrán el mismo valor vinculatorio.

Las autorizaciones para fijar o modificar las cuotas de los aprovechamientos que otorgue la Secretaría de Hacienda y Crédito Público durante el ejercicio fiscal de 2018, sólo surtirán sus efectos para ese año y, en su caso, dicha Secretaría autorizará el destino específico para los aprovechamientos que perciba la dependencia correspondiente.

Cuando la Secretaría de Hacienda y Crédito Público obtenga un aprovechamiento a cargo de las instituciones de banca de desarrollo o de las entidades paraestatales que formen parte del sistema financiero o de los fideicomisos públicos de fomento u otros fideicomisos públicos coordinados por dicha Secretaría, ya sea de los ingresos que obtengan o con motivo de la garantía soberana del Gobierno Federal, o tratándose de recuperaciones de capital o del patrimonio, según sea el caso, los recursos correspondientes se destinarán por la propia Secretaría a la capitalización de cualquiera de dichas entidades, incluyendo la aportación de recursos al patrimonio de cualquiera de dichos fideicomisos o a fomentar acciones que les permitan cumplir con sus respectivos mandatos, sin perjuicio de lo previsto en el último párrafo del artículo 12 de la presente Ley.

Los ingresos excedentes provenientes de los aprovechamientos a que se refiere el artículo 1o., numerales 6.1.11, 6.2.01.04 y 6.1.22.04 de esta Ley por concepto de participaciones a cargo de los concesionarios de vías generales de comunicación y de empresas de abastecimiento de energía, de desincorporaciones distintos de entidades paraestatales y de otros aprovechamientos, respectivamente, se podrán destinar, en los términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, a gasto de inversión en infraestructura.

En tanto no sean autorizados los aprovechamientos a que se refiere este artículo para el ejercicio fiscal de 2018, se aplicarán los vigentes al 31 de diciembre de 2017, multiplicados por el factor que corresponda según el mes en el que fueron autorizados o, en el caso de haberse realizado una modificación posterior, a partir de la última vez en la que fueron modificados en dicho ejercicio fiscal, conforme a la tabla siguiente:

MES	FACTOR
Enero	1.0580
Febrero	1.0403
Marzo	1.0343
Abril	1.0280
Mayo	1.0267
Junio	1.0280
Julio	1.0254
Agosto	1.0215
Septiembre	1.0202
Octubre	1.0156
Noviembre	1.0108
Diciembre	1.0040

En el caso de aprovechamientos que, en el ejercicio inmediato anterior, se hayan fijado en porcentajes, se continuarán aplicando durante el 2018 los porcentajes autorizados por la Secretaría de Hacienda y Crédito Público que se encuentren vigentes al 31 de diciembre de 2017, hasta en tanto dicha Secretaría no emita respuesta respecto de la solicitud de autorización para el 2018.

Los aprovechamientos por concepto de multas, sanciones, penas convencionales, cuotas compensatorias, recuperaciones de capital, aquéllos a que se refieren la Ley Federal para la Administración y Enajenación de Bienes del Sector Público, la Ley Federal de Competencia Económica, y la Ley Federal de Telecomunicaciones y Radiodifusión, así como los accesorios de los aprovechamientos no requieren de autorización por parte de la Secretaría de Hacienda y Crédito Público para su cobro.

Tratándose de aprovechamientos que no hayan sido cobrados en el ejercicio inmediato anterior o que no se cobren de manera regular, las dependencias interesadas deberán someter para su aprobación a la Secretaría de Hacienda y Crédito Público el monto de los aprovechamientos que pretendan cobrar, en un plazo no menor a 10 días anteriores a la fecha de su entrada en vigor.

En aquellos casos en los que se incumpla con la obligación de presentar los comprobantes de pago de los aprovechamientos a que se refiere este artículo en los plazos que para tales efectos se fijen, el prestador del servicio o el otorgante del uso, goce, aprovechamiento o explotación de bienes sujetos al régimen de dominio público de la Federación de que se trate, procederá conforme a lo dispuesto en el artículo 3o. de la Ley Federal de Derechos.

El prestador del servicio o el otorgante del uso, goce, aprovechamiento o explotación de bienes sujetos al régimen de dominio público de la Federación, deberá informar a la Secretaría de Hacienda y Crédito Público, a más tardar en el mes de marzo de 2018, los conceptos y montos de los ingresos que hayan percibido por aprovechamientos, así como de los enteros efectuados a la Tesorería de la Federación por dichos conceptos, durante el ejercicio fiscal inmediato anterior.

Los sujetos a que se refiere el párrafo anterior deberán presentar un informe a la Secretaría de Hacienda y Crédito Público, durante los primeros 15 días del mes de julio de 2018, respecto de los ingresos y su concepto que hayan percibido por aprovechamientos durante el primer semestre del ejercicio fiscal en curso, así como de los que tengan programado percibir durante el segundo semestre del mismo.

Artículo 11. El Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, queda autorizado para fijar o modificar, mediante resoluciones de carácter particular, las cuotas de los productos que pretendan cobrar las dependencias durante el ejercicio fiscal de 2018, aun cuando su cobro se encuentre previsto en otras leyes.

Las autorizaciones para fijar o modificar las cuotas de los productos que otorgue la Secretaría de Hacienda y Crédito Público durante el ejercicio fiscal de 2018, sólo surtirán sus efectos para ese año y, en su caso, dicha Secretaría autorizará el destino específico para los productos que perciba la dependencia correspondiente.

Para los efectos del párrafo anterior, las dependencias interesadas estarán obligadas a someter para su aprobación, durante los meses de enero y febrero de 2018, los montos de los productos que se cobren de manera regular. Los productos que no sean sometidos a la aprobación de la Secretaría de Hacienda y Crédito Público, no podrán ser cobrados por la dependencia de que se trate a partir del 1 de marzo de 2018. Asimismo, los productos cuya autorización haya sido negada por la Secretaría de Hacienda y Crédito Público, no podrán ser cobrados por la dependencia de que se trate, a partir de la fecha en que surta efectos la notificación de la resolución respectiva. Las solicitudes que formulen las dependencias y la autorización de los productos por parte de la Secretaría de Hacienda y Crédito Público, se realizarán mediante la emisión de documentos con la firma autógrafa del servidor público facultado o certificados digitales, equipos o sistemas automatizados; para lo cual, en sustitución de la firma autógrafa, se emplearán medios de identificación electrónica y la firma electrónica avanzada, en términos de las disposiciones aplicables.

El uso de los medios de identificación electrónica a que se refiere el párrafo anterior producirá los mismos efectos que las disposiciones jurídicas otorgan a los documentos con firma autógrafa y, en consecuencia, tendrán el mismo valor vinculatorio.

En tanto no sean autorizados los productos a que se refiere este artículo para el ejercicio fiscal de 2018, se aplicarán los vigentes al 31 de diciembre de 2017, multiplicados por el factor que corresponda según el mes en que fueron autorizados o, en el caso de haberse realizado una modificación posterior, a partir de la última vez en la que fueron modificados en dicho ejercicio fiscal, conforme a la tabla siguiente:

MES	FACTOR
Enero	1.0580
Febrero	1.0403
Marzo	1.0343
Abril	1.0280
Mayo	1.0267
Junio	1.0280
Julio	1.0254
Agosto	1.0215
Septiembre	1.0202
Octubre	1.0156
Noviembre	1.0108
Diciembre	1.0040

En el caso de productos que, en el ejercicio inmediato anterior, se hayan fijado en porcentajes, se continuarán aplicando durante el 2018 los porcentajes autorizados por la Secretaría de Hacienda y Crédito Público que se encuentren vigentes al 31 de diciembre de 2017 hasta en tanto dicha Secretaría no emita respuesta respecto de la solicitud de autorización para el 2018.

Los productos por concepto de penas convencionales, los que se establezcan como contraprestación derivada de una licitación, subasta o remate, los intereses, así como aquellos productos que provengan de arrendamientos o enajenaciones efectuadas tanto por el Instituto de Administración y Avalúos de Bienes Nacionales como por el Servicio de Administración y Enajenación de Bienes y los accesorios de los productos, no requieren de autorización por parte de la Secretaría de Hacienda y Crédito Público para su cobro.

De los ingresos provenientes de las enajenaciones realizadas por el Servicio de Administración y Enajenación de Bienes, respecto de los bienes propiedad del Gobierno Federal que hayan sido transferidos por la Tesorería de la Federación, el Servicio de Administración y Enajenación de Bienes deberá descontar los importes necesarios para financiar otras transferencias o mandatos de la propia Tesorería; del monto restante hasta la cantidad que determine la Junta de Gobierno de dicho organismo se depositará en un fondo, manteniéndolo en una subcuenta específica, que se destinará a financiar otras transferencias o mandatos y el remanente será enterado a la Tesorería de la Federación en los términos de las disposiciones aplicables.

De los ingresos provenientes de las enajenaciones realizadas por el Servicio de Administración y Enajenación de Bienes, respecto de los bienes que pasan a propiedad del fisco federal conforme a las disposiciones fiscales, que hayan sido transferidos por el Servicio de Administración Tributaria, el Servicio de Administración y Enajenación de Bienes deberá descontar los importes necesarios para financiar otras transferencias o mandatos de la citada entidad transferente, sobre bienes de la misma naturaleza; del monto restante hasta la cantidad que determine la Junta de Gobierno de dicho organismo se depositará en el fondo señalado en el párrafo anterior, manteniéndolo en una subcuenta específica, que se destinará a financiar otras transferencias o mandatos y el remanente será enterado a la Tesorería de la Federación en los términos de las disposiciones aplicables. Un mecanismo como el previsto en el presente párrafo, se podrá aplicar a los ingresos provenientes de las enajenaciones de bienes de comercio exterior que transfieran las autoridades aduaneras, incluso para el pago de resarcimientos de bienes procedentes de comercio exterior que el Servicio de Administración y Enajenación de Bienes deba realizar por mandato de autoridad administrativa o jurisdiccional; con independencia de que el bien haya o no sido transferido a dicho Organismo por la entidad transferente.

Para los efectos de los dos párrafos anteriores, el Servicio de Administración y Enajenación de Bienes remitirá de manera semestral a la Cámara de Diputados y a su Coordinadora de Sector, un informe que contenga el desglose de las operaciones efectuadas por motivo de las transferencias de bienes del Gobierno Federal de las autoridades mencionadas en los párrafos citados.

Los ingresos netos provenientes de las enajenaciones realizadas por el Servicio de Administración y Enajenación de Bienes se podrán destinar hasta en un 100 por ciento a financiar otras transferencias o mandatos de la misma entidad transferente, así como para el pago de los créditos que hayan sido otorgados por la banca de desarrollo para cubrir los gastos de operación de los bienes transferidos, siempre que en el acta de entrega recepción de los bienes transferidos o en el convenio que al efecto se celebre se señale dicha situación. Lo previsto en este párrafo no resulta aplicable a las enajenaciones de bienes decomisados a que se refiere el décimo tercer párrafo del artículo 13 de esta Ley.

Los ingresos provenientes de la enajenación de los bienes sobre los que sea declarada la extinción de dominio y de sus frutos, serán destinados a los fines que establecen los artículos 54, 56 y 61 de la Ley Federal de Extinción de Dominio, Reglamentaria del artículo 22 de la Constitución Política de los Estados Unidos Mexicanos.

Tratándose de productos que no se hayan cobrado en el ejercicio inmediato anterior o que no se cobren de manera regular, las dependencias interesadas deberán someter para su aprobación a la Secretaría de Hacienda y Crédito Público el monto de los productos que pretendan cobrar, en un plazo no menor a 10 días anteriores a la fecha de su entrada en vigor.

Las dependencias de la Administración Pública Federal deberán informar a la Secretaría de Hacienda y Crédito Público, a más tardar en el mes de marzo de 2018, los conceptos y montos de los ingresos que hayan percibido por productos, así como de la concentración efectuada a la Tesorería de la Federación por dichos conceptos durante el ejercicio fiscal inmediato anterior.

Las dependencias a que se refiere el párrafo anterior deberán presentar un informe a la Secretaría de Hacienda y Crédito Público, durante los primeros 15 días del mes de julio de 2018 respecto de los ingresos y su concepto que hayan percibido por productos durante el primer semestre del ejercicio fiscal citado, así como de los que tengan programado percibir durante el segundo semestre del mismo.

Artículo 12. Los ingresos que se recauden durante el ejercicio fiscal 2018 se concentrarán en términos del artículo 22 de la Ley de Tesorería de la Federación, salvo en los siguientes casos:

I. Se concentrarán en la Tesorería de la Federación, a más tardar el día hábil siguiente al de su recepción, los derechos y aprovechamientos, por el uso, goce, aprovechamiento o explotación del espectro radioeléctrico y los servicios vinculados a éste, incluidos entre otros las sanciones, penas convencionales, cuotas compensatorias, así como los aprovechamientos por infracciones a la Ley Federal de Competencia Económica y a la Ley Federal de Telecomunicaciones y Radiodifusión;

II. Las entidades de control directo, los poderes Legislativo y Judicial y los órganos autónomos por disposición constitucional, sólo registrarán los ingresos que obtengan por cualquier concepto en el rubro correspondiente de esta Ley, salvo por lo dispuesto en la fracción I de este artículo, y deberán conservar a disposición de los órganos revisores de la Cuenta Pública Federal, la documentación comprobatoria de dichos ingresos.

Para los efectos del registro de los ingresos a que se refiere esta fracción, se deberá presentar a la Secretaría de Hacienda y Crédito Público la documentación comprobatoria de la obtención de dichos ingresos, o bien, de los informes avalados por el órgano interno de control o de la comisión respectiva del órgano de gobierno, según sea el caso, especificando los importes del impuesto al valor agregado que hayan trasladado por los actos o las actividades que dieron lugar a la obtención de los ingresos;

III. Las entidades de control indirecto deberán informar a la Secretaría de Hacienda y Crédito Público sobre sus ingresos, a efecto de que se esté en posibilidad de elaborar los informes trimestrales que establece la Ley Federal de Presupuesto y Responsabilidad Hacendaria y se reflejen dentro de la Cuenta Pública Federal;

IV. Los ingresos provenientes de las aportaciones de seguridad social destinadas al Instituto Mexicano del Seguro Social, al Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado y al Instituto de Seguridad Social para las Fuerzas Armadas Mexicanas, podrán ser recaudados por las oficinas de los propios institutos o por las instituciones de crédito que autorice la Secretaría de Hacienda y Crédito Público, debiendo cumplirse con los requisitos contables establecidos y reflejarse en la Cuenta Pública Federal, y

V. Los ingresos que obtengan las instituciones educativas, planteles y centros de investigación de las dependencias que prestan servicios de educación media superior, superior, de postgrado, de investigación y de formación para el trabajo del sector público, por la prestación de servicios, venta de bienes derivados de sus actividades sustantivas o por cualquier otra vía, incluidos los que generen sus escuelas, centros y unidades de enseñanza y de investigación, formarán parte de su patrimonio, en su caso, serán administrados por las propias instituciones y se destinarán para sus finalidades y programas institucionales, de acuerdo con las disposiciones presupuestarias aplicables, sin perjuicio de la concentración en términos de la Ley de Tesorería de la Federación.

Para el ejercicio oportuno de los recursos a que se refiere esta fracción, la Secretaría de Hacienda y Crédito Público podrá establecer un fondo revolvente que garantice su entrega y aplicación en un plazo máximo de 10 días hábiles, contado a partir de que dichos ingresos hayan sido concentrados en la Tesorería de la Federación. En el caso del Instituto Politécnico Nacional, éste no concentrará en la Tesorería de la Federación los ingresos que obtenga; sólo registrará los mismos en el rubro correspondiente del artículo 1o. de esta Ley, conservará a disposición de los órganos revisores de la Cuenta Pública Federal la documentación comprobatoria de dichos ingresos y estará a lo dispuesto en la fracción II de este artículo.

Las instituciones educativas, los planteles y centros de investigación de las dependencias que prestan servicios de educación media superior, superior, de postgrado, de investigación y de formación para el trabajo del sector público, deberán informar semestralmente a la Secretaría de Hacienda y Crédito Público el origen y aplicación de sus ingresos.

Los ingresos que provengan de proyectos de comercialización de certificados de reducción de gases de efecto invernadero, como dióxido de carbono y metano, se destinarán a las entidades o a las empresas productivas del Estado que los generen, para la realización del proyecto que los generó o proyectos de la misma naturaleza. Las entidades o las empresas productivas del Estado podrán celebrar convenios de colaboración con la iniciativa privada.

Las contribuciones, productos o aprovechamientos a los que las leyes de carácter no fiscal otorguen una naturaleza distinta a la establecida en las leyes fiscales, tendrán la naturaleza establecida en las leyes fiscales. Se derogan las disposiciones que se opongan a lo previsto en este artículo, en su parte conducente.

Los ingresos que obtengan las dependencias y entidades que integran la Administración Pública Federal, a los que las leyes de carácter no fiscal otorguen una naturaleza distinta a los conceptos previstos en el artículo 1o. de esta Ley, se considerarán comprendidos en la fracción que les corresponda conforme al citado artículo.

Lo señalado en el presente artículo se establece sin perjuicio de la obligación de concentrar los recursos públicos al final del ejercicio en la Tesorería de la Federación, en los términos del artículo 54, párrafo tercero, de la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

Los recursos públicos remanentes a la extinción o terminación de la vigencia de un fideicomiso, mandato o contrato análogo deberán ser concentrados en la Tesorería de la Federación bajo la naturaleza de productos o aprovechamientos, según su origen, y se podrán destinar a la dependencia que aportó los recursos o a la dependencia o entidad que concuerden con los fines u objeto para los cuales se creó el fideicomiso, mandato o contrato análogo, salvo aquéllos para los que esté previsto un destino distinto en el instrumento correspondiente. Asimismo, los ingresos excedentes provenientes de los aprovechamientos a que se refiere el numeral 6.2.01, con excepción del numeral 6.2.01.04 del artículo 1o. de esta Ley, por concepto de recuperaciones de capital, se podrán destinar, en los términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, a gasto de inversión en infraestructura.

Artículo 13. Los ingresos que se recauden por concepto de bienes que pasen a ser propiedad del Fisco Federal se enterarán a la Tesorería de la Federación hasta el momento en que se cobre la contraprestación pactada por la enajenación de dichos bienes.

Tratándose de los gastos de ejecución que reciba el Fisco Federal, éstos se enterarán a la Tesorería de la Federación hasta el momento en el que efectivamente se cobren, sin clasificarlos en el concepto de la contribución o aprovechamiento del cual son accesorios.

Los ingresos que se enteren a la Tesorería de la Federación por concepto de bienes que pasen a ser propiedad del Fisco Federal o gastos de ejecución, serán los netos que resulten de restar al ingreso percibido las erogaciones efectuadas para realizar la enajenación de los bienes o para llevar a cabo el procedimiento administrativo de ejecución que dio lugar al cobro de los gastos de ejecución, así como las erogaciones a que se refiere el párrafo siguiente.

Los ingresos netos por enajenación de acciones, cesión de derechos, negociaciones y desincorporación de entidades paraestatales son los recursos efectivamente recibidos por el Gobierno Federal, una vez descontadas las erogaciones realizadas tales como comisiones que se paguen a agentes financieros, contribuciones, gastos de administración, de mantenimiento y de venta, honorarios de comisionados especiales que no sean servidores públicos encargados de dichos procesos, así como pagos de las reclamaciones procedentes que presenten los adquirentes o terceros, por pasivos ocultos, fiscales o de otra índole, activos inexistentes y asuntos en litigio y demás erogaciones análogas a todas las mencionadas. Con excepción de lo dispuesto en el séptimo párrafo de este artículo para los procesos de desincorporación de entidades paraestatales, los ingresos netos a que se refiere este párrafo se enterarán o concentrarán, según corresponda en la Tesorería de la Federación y deberán manifestarse tanto en los registros de la propia Tesorería como en la Cuenta Pública Federal.

Lo dispuesto en el párrafo anterior será aplicable a la enajenación de acciones y cesión de derechos cuando impliquen contrataciones de terceros para llevar a cabo tales procesos, las cuales deberán sujetarse a lo dispuesto por la Ley de Adquisiciones, Arrendamientos y Servicios del Sector Público.

Además de los conceptos señalados en los párrafos tercero y cuarto del presente artículo, a los ingresos que se obtengan por la enajenación de bienes, incluyendo acciones, por la enajenación y recuperación de activos financieros y por la cesión de derechos, todos ellos propiedad del Gobierno Federal, o de cualquier entidad transferente en términos de la Ley Federal para la Administración y Enajenación de Bienes del Sector Público, así como por la desincorporación de entidades, se les podrá descontar un porcentaje, por concepto de gastos indirectos de operación, que no podrá ser mayor del 7 por ciento, a favor del Servicio de Administración y Enajenación de Bienes, cuando a éste se le haya encomendado la ejecución de dichos procedimientos. Este porcentaje será autorizado por la Junta de Gobierno de la citada entidad, y se destinará a financiar, junto con los recursos fiscales y patrimoniales del organismo, las operaciones de éste.

Los recursos remanentes de los procesos de desincorporación de entidades concluidos podrán destinarse para cubrir los gastos y pasivos derivados de los procesos de desincorporación de entidades deficitarios, directamente o por conducto del Fondo de Desincorporación de Entidades, siempre que se cuente con la opinión favorable de la Comisión Intersecretarial de Gasto Público, Financiamiento y Desincorporación, sin que sea necesario concentrarlos en la Tesorería de la Federación. Estos recursos deberán identificarse por el liquidador, fiduciario o responsable del proceso en una subcuenta específica.

Los pasivos a cargo de organismos descentralizados en proceso de desincorporación que tengan como acreedor al Gobierno Federal, con excepción de aquéllos que tengan el carácter de crédito fiscal, quedarán extinguidos de pleno derecho sin necesidad de autorización alguna, y los créditos quedarán cancelados de las cuentas públicas.

Los recursos remanentes de los procesos de desincorporación de entidades que se encuentren en el Fondo de Desincorporación de Entidades, podrán permanecer afectos a éste para hacer frente a los gastos y pasivos de los procesos de desincorporación de entidades deficitarios, previa opinión de la Comisión Intersecretarial de Gasto Público, Financiamiento y Desincorporación. No se considerará enajenación la transmisión de bienes y derechos al Fondo de Desincorporación de Entidades que, con la opinión favorable de dicha Comisión, efectúen las entidades en proceso de desincorporación, para concluir las actividades residuales del proceso respectivo.

Tratándose de los procesos de desincorporación de entidades constituidas o en las que participen entidades paraestatales no apoyadas u otras entidades con recursos propios, los recursos remanentes que les correspondan de dichos procesos ingresarán a sus respectivas tesorerías para hacer frente a sus gastos.

Los recursos disponibles de los convenios de cesión de derechos y obligaciones suscritos, como parte de la estrategia de conclusión de los procesos de desincorporación de entidades, entre el Servicio de Administración y Enajenación de Bienes y las entidades cuyos procesos de desincorporación concluyeron, podrán ser utilizados por éste, para sufragar las erogaciones relacionadas al cumplimiento de su objeto, relativo a la atención de encargos bajo su administración, cuando estos sean deficitarios. Lo anterior, estará sujeto, al cumplimiento de las directrices que se emitan para tal efecto, así como a la autorización de la Junta de Gobierno del Servicio de Administración y Enajenación de Bienes, previa aprobación de los órganos colegiados competentes.

Los ingresos obtenidos por la venta de bienes asegurados cuya administración y destino hayan sido encomendados al Servicio de Administración y Enajenación de Bienes, en términos de la Ley Federal para la Administración y Enajenación de Bienes del Sector Público, deberán conservarse en cuentas de orden, hasta en tanto se defina el estatus jurídico de dichos bienes. Una vez que se determine el estatus jurídico, se podrán aplicar a los ingresos los descuentos aludidos en el presente artículo, previo al entero a la Tesorería de la Federación o a la entrega a la dependencia o entidad que tenga derecho a recibirlos.

Los ingresos provenientes de la enajenación de bienes decomisados y de sus frutos, a que se refiere la fracción I del artículo 1o. de la Ley Federal para la Administración y Enajenación de Bienes del Sector Público, se destinarán a la compensación a que se refieren los artículos 66, 67 y 69 de la Ley General de Víctimas y una vez que sea cubierta la misma, ésta no proceda o no sea instruida, los recursos restantes o su totalidad se entregarán en partes iguales, al Poder Judicial de la Federación, a la Procuraduría General de la República, a la Secretaría de Salud y al Fondo de Ayuda, Asistencia y Reparación Integral, con excepción de lo dispuesto en el párrafo décimo primero del artículo 1o. de la presente Ley.

Los ingresos que la Federación obtenga en términos del artículo 71 de la Ley General de Víctimas, serán integrados al patrimonio del Fondo de Ayuda, Asistencia y Reparación Integral previsto en la Ley citada.

Los ingresos provenientes de la enajenación que realice el Servicio de Administración y Enajenación de Bienes de vehículos declarados abandonados por la Secretaría de Comunicaciones y Transportes con menos de cinco años en depósito de guarda y custodia en locales permisionados por dicha dependencia, se destinarán de conformidad con lo establecido en el artículo 89 de la Ley Federal para la Administración y Enajenación de Bienes del Sector Público. De la cantidad restante a los permisionarios federales se les cubrirán los adeudos generados hasta con el treinta por ciento de los remanentes de los ingresos y el resto se enterará a la Tesorería de la Federación.

Artículo 14. Se aplicará lo establecido en esta Ley a los ingresos que por cualquier concepto reciban las entidades de la Administración Pública Federal paraestatal que estén sujetas a control en los términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, de su Reglamento y del Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2018, entre las que se comprende de manera enunciativa a las siguientes:

I. Instituto Mexicano del Seguro Social.

II. Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado.

Las entidades a que se refiere este artículo deberán estar inscritas en el Registro Federal de Contribuyentes y llevar contabilidad en los términos de las disposiciones fiscales, así como presentar las declaraciones informativas que correspondan en los términos de dichas disposiciones.

Artículo 15. Durante el ejercicio fiscal de 2018, los contribuyentes a los que se les impongan multas por infracciones derivadas del incumplimiento de obligaciones fiscales federales distintas a las obligaciones de pago, entre otras, las relacionadas con el Registro Federal de Contribuyentes, con la presentación de declaraciones, solicitudes o avisos y con la obligación de llevar contabilidad, así como aquéllos a los que se les impongan multas por no efectuar los pagos provisionales de una contribución, de conformidad con lo dispuesto en el artículo 81, fracción IV del Código Fiscal de la Federación, con excepción de las impuestas por declarar pérdidas fiscales en exceso y las contempladas en el artículo 85, fracción I del citado Código, independientemente del ejercicio por el que corrijan su situación derivado del ejercicio de facultades de comprobación, pagarán el 50 por ciento de la multa que les corresponda si llevan a cabo dicho pago después de que las autoridades fiscales inicien el ejercicio de sus facultades de comprobación y hasta antes de que se le levante el acta final de la visita domiciliaria o se notifique el oficio de observaciones a que se refiere la fracción VI del artículo 48 del Código Fiscal de la Federación, siempre y cuando, además de dicha multa, se paguen las contribuciones omitidas y sus accesorios, cuando sea procedente.

Cuando los contribuyentes a los que se les impongan multas por las infracciones señaladas en el párrafo anterior corrijan su situación fiscal y paguen las contribuciones omitidas junto con sus accesorios, en su caso, después de que se levante el acta final de la visita domiciliaria, se notifique el oficio de observaciones a que se refiere la fracción VI del artículo 48 del Código Fiscal de la Federación o se notifique la resolución provisional a que se refiere el artículo 53-B, primer párrafo, fracción I del citado Código, pero antes de que se notifique la resolución que determine el monto de las contribuciones omitidas o la resolución definitiva a que se refiere el citado artículo 53-B, los contribuyentes pagarán el 60 por ciento de la multa que les corresponda siempre que se cumplan los demás requisitos exigidos en el párrafo anterior.

Artículo 16. Durante el ejercicio fiscal de 2018, se estará a lo siguiente:

A. En materia de estímulos fiscales:

I. Se otorga un estímulo fiscal a las personas que realicen actividades empresariales, y que para determinar su utilidad puedan deducir el diésel o el biodiésel y sus mezclas que importen o adquieran para su consumo final, siempre que se utilicen exclusivamente como combustible en maquinaria en general, excepto vehículos, consistente en permitir el acreditamiento de un monto equivalente al impuesto especial sobre producción y servicios que las personas que enajenen diésel o biodiésel y sus mezclas en territorio nacional hayan causado por la enajenación de dichos combustibles, en términos del artículo 2o., fracción I, inciso D), numeral 1, subinciso c) o numeral 2, según corresponda al tipo de combustible, de la Ley del Impuesto Especial sobre Producción y Servicios, así como el acreditamiento del impuesto a que se refiere el numeral citado, que hayan pagado en su importación.

El estímulo a que se refiere el párrafo anterior también será aplicable a los vehículos marinos siempre que se cumplan los requisitos que mediante reglas de carácter general establezca el Servicio de Administración Tributaria.

Adicionalmente, para que proceda la aplicación del estímulo al biodiésel y sus mezclas, el beneficiario deberá contar con el pedimento de importación o con el comprobante fiscal correspondiente a la adquisición del biodiésel o sus mezclas, en el que se consigne la cantidad de cada uno de los combustibles que se contenga en el caso de las mezclas y tratándose del comprobante de adquisición, deberá contar también con el número del pedimento de importación con el que se llevó a cabo la importación del citado combustible y deberá recabar de su proveedor una copia del pedimento de importación citado en el comprobante. En caso de que en el pedimento de importación o en el comprobante de adquisición no se asienten los datos mencionados o que en este último caso no se cuente con la copia del pedimento de importación, no procederá la aplicación del estímulo al biodiésel y sus mezclas.

II. Para los efectos de lo dispuesto en la fracción anterior, los contribuyentes estarán a lo siguiente:

1. El monto que se podrá acreditar será el que resulte de multiplicar la cuota del impuesto especial sobre producción y servicios que corresponda conforme al artículo 2o., fracción I, inciso D), numeral 1, subinciso c) o numeral 2 de la Ley del Impuesto Especial sobre Producción y Servicios, según corresponda al tipo de combustible, con los ajustes que, en su caso, correspondan, vigente en el momento en que se haya realizado la importación o adquisición del diésel o el biodiésel y sus mezclas, por el número de litros de diésel o de biodiésel y sus mezclas importados o adquiridos.

En ningún caso procederá la devolución de las cantidades a que se refiere este numeral.

2. Las personas que utilicen el diésel o el biodiésel y sus mezclas en las actividades agropecuarias o silvícolas, podrán acreditar un monto equivalente a la cantidad que resulte de multiplicar el valor en aduana o el precio de adquisición consignado en el comprobante de adquisición o importación del diésel o del biodiésel y sus mezclas en las estaciones de servicio y que conste en el comprobante correspondiente, incluido el impuesto al valor agregado, por el factor de 0.355, en lugar de aplicar lo dispuesto en el numeral anterior. Para la determinación del estímulo en los términos de este párrafo, no se considerará el impuesto correspondiente al artículo 2o.-A de la Ley del Impuesto Especial sobre Producción y Servicios, incluido dentro del precio señalado.

El acreditamiento a que se refiere la fracción anterior podrá efectuarse contra el impuesto sobre la renta que tenga el contribuyente a su cargo correspondiente al mismo ejercicio en que se determine el estímulo o contra las retenciones efectuadas en el mismo ejercicio a terceros por dicho impuesto.

III. Las personas que importen o adquieran diésel o biodiésel y sus mezclas para su consumo final en las actividades agropecuarias o silvícolas a que se refiere la fracción I del presente artículo podrán solicitar la devolución del monto del impuesto especial sobre producción y servicios que tuvieran derecho a acreditar en los términos de la fracción II que antecede, en lugar de efectuar el acreditamiento a que la misma se refiere, siempre que cumplan con lo dispuesto en esta fracción.

Las personas a que se refiere el párrafo anterior que podrán solicitar la devolución serán únicamente aquéllas cuyos ingresos en el ejercicio inmediato anterior no hayan excedido el equivalente a veinte veces el valor anual de la Unidad de Medida y Actualización vigente en el año 2017. En ningún caso el monto de la devolución podrá ser superior a 747.69 pesos mensuales por cada persona física, salvo que se trate de personas físicas que cumplan con sus obligaciones fiscales en los términos de las Secciones I o II del Capítulo II del Título IV de la Ley del Impuesto sobre la Renta, en cuyo caso podrán solicitar la devolución de hasta 1,495.39 pesos mensuales.

El Servicio de Administración Tributaria emitirá las reglas necesarias para simplificar la obtención de la devolución a que se refiere el párrafo anterior.

Las personas morales que podrán solicitar la devolución a que se refiere esta fracción serán aquéllas cuyos ingresos en el ejercicio inmediato anterior no hayan excedido el equivalente a veinte veces el valor anual de la Unidad de Medida y Actualización vigente en el año 2017, por cada uno de los socios o asociados, sin exceder de doscientas veces el valor anual de la Unidad de Medida y Actualización vigente en el año 2017. El monto de la devolución no podrá ser superior a 747.69 pesos mensuales, por cada uno de los socios o asociados, sin que exceda en su totalidad de 7,884.96 pesos mensuales, salvo que se trate de personas morales que cumplan con sus obligaciones fiscales en los términos del Capítulo VIII del Título II de la Ley del Impuesto sobre la Renta, en cuyo caso podrán solicitar la devolución de hasta 1,495.39 pesos mensuales, por cada uno de los socios o asociados, sin que en este último caso exceda en su totalidad de 14,947.81 pesos mensuales.

La devolución correspondiente deberá ser solicitada trimestralmente en los meses de abril, julio y octubre de 2018 y enero de 2019.

Las personas a que se refiere el primer párrafo de esta fracción deberán llevar un registro de control de consumo de diésel o de biodiésel y sus mezclas, en el que asienten mensualmente la totalidad del diésel o del biodiésel y sus mezclas que utilicen para sus actividades agropecuarias o silvícolas en los términos de la fracción I de este artículo, en el que se deberá distinguir entre el diésel o el biodiésel y sus mezclas que se hubiera destinado para los fines a que se refiere dicha fracción, del diésel o del biodiésel y sus mezclas utilizado para otros fines. Este registro deberá estar a disposición de las autoridades fiscales por el plazo a que se esté obligado a conservar la contabilidad en los términos de las disposiciones fiscales.

La devolución a que se refiere esta fracción se deberá solicitar al Servicio de Administración Tributaria acompañando la documentación prevista en la presente fracción, así como aquélla que dicho órgano desconcentrado determine mediante reglas de carácter general.

El derecho para la devolución del impuesto especial sobre producción y servicios tendrá una vigencia de un año contado a partir de la fecha en que se hubiere efectuado la importación o adquisición del diésel o del biodiésel y sus mezclas cumpliendo con los requisitos señalados en esta fracción, en el entendido de que quien no solicite oportunamente su devolución, perderá el derecho de realizarlo con posterioridad a dicho año.

Los derechos previstos en esta fracción y en la fracción II de este artículo no serán aplicables a los contribuyentes que utilicen el diésel o el biodiésel y sus mezclas en bienes destinados al autotransporte de personas o efectos a través de carreteras o caminos.

IV. Se otorga un estímulo fiscal a los contribuyentes que importen o adquieran diésel o biodiésel y sus mezclas para su consumo final y que sea para uso automotriz en vehículos que se destinen exclusivamente al transporte público y privado, de personas o de carga, así como el turístico, consistente en permitir el acreditamiento de un monto equivalente al impuesto especial sobre producción y servicios que las personas que enajenen diésel o biodiésel y sus mezclas en territorio nacional hayan causado por la enajenación de estos combustibles en términos del artículo 2o., fracción I, inciso D), numeral 1, subinciso c) o el numeral 2 de la Ley del Impuesto Especial sobre Producción y Servicios, según corresponda al tipo de combustible, con los ajustes que en su caso correspondan, así como el acreditamiento del impuesto a que se refiere el numeral citado, que hayan pagado en su importación.

Para los efectos del párrafo anterior, el monto que se podrá acreditar será el que resulte de multiplicar la cuota del impuesto especial sobre producción y servicios que corresponda según el tipo de combustible, conforme al artículo 2o., fracción I, inciso D), numeral 1, subinciso c) o el numeral 2 de la Ley del Impuesto Especial sobre Producción y Servicios, con los ajustes que, en su caso, correspondan, vigente en el momento en que se haya realizado la importación o adquisición del diésel o del biodiésel y sus mezclas, por el número de litros importados o adquiridos.

El acreditamiento a que se refiere esta fracción únicamente podrá efectuarse contra el impuesto sobre la renta que tenga el contribuyente a su cargo o en su carácter de retenedor correspondiente al mismo ejercicio en que se determine el estímulo, que se deba enterar, incluso en los pagos provisionales del mes en que se importe o adquiera el diésel o biodiésel y sus mezclas, utilizando la forma oficial que mediante reglas de carácter general dé a conocer el Servicio de Administración Tributaria.

Para que proceda el acreditamiento a que se refiere esta fracción, el pago por la importación o adquisición de diésel o de biodiésel y sus mezclas a distribuidores o estaciones de servicio, deberá efectuarse con: monedero electrónico autorizado por el Servicio de Administración Tributaria; tarjeta de crédito, débito o de servicios, expedida a favor del contribuyente que pretenda hacer el acreditamiento; con cheque nominativo expedido por el importador o adquirente para abono en cuenta del enajenante, o bien, transferencia electrónica de fondos desde cuentas abiertas a nombre del contribuyente en instituciones que componen el sistema financiero y las entidades que para tal efecto autorice el Banco de México.

En ningún caso este beneficio podrá ser utilizado por los contribuyentes que presten preponderantemente sus servicios a otra persona moral residente en el país o en el extranjero, que se considere parte relacionada, de acuerdo al artículo 179 de la Ley del Impuesto sobre la Renta.

Adicionalmente, para que proceda la aplicación del estímulo al biodiésel y sus mezclas, el beneficiario deberá contar con el pedimento de importación o con el comprobante fiscal correspondiente a la adquisición del biodiésel o sus mezclas, en el que se consigne la cantidad de cada uno de los combustibles que se contenga en el caso de las mezclas y tratándose del comprobante de adquisición, deberá contar también con el número del pedimento de importación con el que se llevó a cabo la importación del citado combustible y deberá recabar de su proveedor una copia del pedimento de importación citado en el comprobante. En caso de que en el pedimento de importación o en el comprobante de adquisición no se asienten los datos mencionados o que en este último caso no se cuente con la copia del pedimento de importación, no procederá la aplicación del estímulo al biodiésel y sus mezclas.

Los beneficiarios del estímulo previsto en esta fracción deberán llevar los controles y registros que mediante reglas de carácter general establezca el Servicio de Administración Tributaria.

Para los efectos de la presente fracción y la fracción V de este apartado, se entiende por transporte privado de personas o de carga, aquél que realizan los contribuyentes con vehículos de su propiedad o con vehículos que tengan en arrendamiento, incluyendo el arrendamiento financiero, para transportar bienes propios o su personal, o bienes o personal, relacionados con sus actividades económicas, sin que por ello se genere un cobro.

V. Se otorga un estímulo fiscal a los contribuyentes que se dediquen exclusivamente al transporte terrestre público y privado, de carga o pasaje, así como el turístico, que utilizan la Red Nacional de Autopistas de Cuota, consistente en permitir un acreditamiento de los gastos realizados en el pago de los servicios por el uso de la infraestructura carretera de cuota hasta en un 50 por ciento del gasto total erogado por este concepto.

Los contribuyentes considerarán como ingresos acumulables para los efectos del impuesto sobre la renta el estímulo a que hace referencia esta fracción en el momento en que efectivamente lo acrediten.

El acreditamiento a que se refiere esta fracción únicamente podrá efectuarse contra el impuesto sobre la renta que tenga el contribuyente a su cargo correspondiente al mismo ejercicio en que se determine el estímulo, que se deba enterar, incluso en los pagos provisionales del ejercicio en que se realicen los gastos, utilizando la forma oficial que mediante reglas de carácter general dé a conocer el Servicio de Administración Tributaria. En el entendido de que quien no lo acredite contra los pagos provisionales o en la declaración del ejercicio que corresponda, perderá el derecho de realizarlo con posterioridad a dicho ejercicio.

Se faculta al Servicio de Administración Tributaria para emitir las reglas de carácter general que determinen los porcentajes máximos de acreditamiento por tramo carretero y demás disposiciones que considere necesarias para la correcta aplicación del beneficio contenido en esta fracción.

VI. Se otorga un estímulo fiscal a los adquirentes que utilicen los combustibles fósiles a que se refiere el artículo 2o., fracción I, inciso H) de la Ley del Impuesto Especial sobre Producción y Servicios, en sus procesos productivos para la elaboración de otros bienes y que en su proceso productivo no se destinen a la combustión.

El estímulo fiscal señalado en esta fracción será igual al monto que resulte de multiplicar la cuota del impuesto especial sobre producción y servicios que corresponda, por la cantidad del combustible consumido en un mes, que no se haya sometido a un proceso de combustión.

El monto que resulte conforme a lo señalado en el párrafo anterior únicamente podrá ser acreditado contra el impuesto sobre la renta que tenga el contribuyente a su cargo en el entendido de que quien no lo acredite contra los pagos provisionales o en la declaración del ejercicio que corresponda, perderá el derecho de realizarlo con posterioridad a dicho ejercicio.

Se faculta al Servicio de Administración Tributaria para emitir reglas de carácter general que determinen los porcentajes máximos de utilización del combustible no sujeto a un proceso de combustión por tipos de industria, así como las demás disposiciones que considere necesarias para la correcta aplicación de este estímulo fiscal.

VII. Se otorga un estímulo fiscal a los contribuyentes titulares de concesiones y asignaciones mineras cuyos ingresos brutos totales anuales por venta o enajenación de minerales y sustancias a que se refiere la Ley Minera, sean menores a 50 millones de pesos, consistente en permitir el acreditamiento del derecho especial sobre minería a que se refiere el artículo 268 de la Ley Federal de Derechos que hayan pagado en el ejercicio de que se trate.

El acreditamiento a que se refiere esta fracción, únicamente podrá efectuarse contra el impuesto sobre la renta que tengan los concesionarios o asignatarios mineros a su cargo, correspondiente al mismo ejercicio en que se haya determinado el estímulo.

El Servicio de Administración Tributaria podrá expedir las disposiciones de carácter general necesarias para la correcta y debida aplicación de esta fracción.

VIII. Se otorga un estímulo fiscal a los contribuyentes que tributen en los términos del Título II de la Ley del Impuesto sobre la Renta, consistente en disminuir de la utilidad fiscal determinada de conformidad con el artículo 14, fracción II de dicha Ley, el monto de la participación de los trabajadores en las utilidades de las empresas pagada en el mismo ejercicio, en los términos del artículo 123 de la Constitución Política de los Estados Unidos Mexicanos. El citado monto de la participación de los trabajadores en las utilidades de las empresas, se deberá disminuir, por partes iguales, en los pagos provisionales correspondientes a los meses de mayo a diciembre del ejercicio fiscal. La disminución a que se refiere este artículo se realizará en los pagos provisionales del ejercicio de manera acumulativa.

Conforme a lo establecido en el artículo 28, fracción XXVI de la Ley del Impuesto sobre la Renta, el monto de la participación de los trabajadores en las utilidades que se disminuya en los términos de este artículo en ningún caso será deducible de los ingresos acumulables del contribuyente.

Para los efectos de lo previsto en la presente fracción, se estará a lo siguiente:

a) El estímulo fiscal se aplicará hasta por el monto de la utilidad fiscal determinada para el pago provisional que corresponda.

b) En ningún caso se deberá recalcular el coeficiente de utilidad determinado en los términos del artículo 14, fracción I, de la Ley del Impuesto sobre la Renta con motivo de la aplicación de este estímulo.

IX. Se otorga un estímulo fiscal a los contribuyentes que, en los términos del artículo 27, fracción XX de la Ley del Impuesto sobre la Renta, entreguen en donación bienes básicos para la subsistencia humana en materia de alimentación o salud a instituciones autorizadas para recibir donativos deducibles de conformidad con la Ley del Impuesto sobre la Renta y que estén dedicadas a la atención de requerimientos básicos de subsistencia en materia de alimentación o salud de personas, sectores, comunidades o regiones de escasos recursos, denominados bancos de alimentos o de medicinas, consistente en una deducción adicional por un monto equivalente al 5 por ciento del costo de lo vendido que le hubiera correspondido a dichas mercancías, que efectivamente se donen y sean aprovechables para el consumo humano. Lo anterior, siempre y cuando el margen de utilidad bruta de las mercancías donadas en el ejercicio en el que se efectúe la donación hubiera sido igual o superior al 10 por ciento; cuando fuera menor, el por ciento de la deducción adicional se reducirá al 50 por ciento del margen.

X. Se otorga un estímulo fiscal a los contribuyentes, personas físicas o morales del impuesto sobre la renta, que empleen a personas que padezcan discapacidad motriz, que para superarla requieran usar permanentemente prótesis, muletas o sillas de ruedas; discapacidad auditiva o de lenguaje, en un 80 por ciento o más de la capacidad normal o discapacidad mental, así como cuando se empleen invidentes.

El estímulo fiscal consiste en poder deducir de los ingresos acumulables del contribuyente, para los efectos del impuesto sobre la renta por el ejercicio fiscal correspondiente, un monto adicional equivalente al 25 por ciento del salario efectivamente pagado a las personas antes señaladas. Para estos efectos, se deberá considerar la totalidad del salario que sirva de base para calcular, en el ejercicio que corresponda, las retenciones del impuesto sobre la renta del trabajador de que se trate, en los términos del artículo 96 de la Ley del Impuesto sobre la Renta.

Lo dispuesto en la presente fracción será aplicable siempre que el contribuyente cumpla, respecto de los trabajadores a que se refiere la presente fracción, con las obligaciones contenidas en el artículo 15 de la Ley del Seguro Social y las de retención y entero a que se refiere el Título IV, Capítulo I de la Ley del Impuesto sobre la Renta y obtenga, respecto de los trabajadores a que se refiere este artículo, el certificado de discapacidad del trabajador expedido por el Instituto Mexicano del Seguro Social.

Los contribuyentes que apliquen el estímulo fiscal previsto en esta fracción por la contratación de personas con discapacidad, no podrán aplicar en el mismo ejercicio fiscal, respecto de las personas por las que se aplique este beneficio, el estímulo fiscal a que se refiere el artículo 186 de la Ley del Impuesto sobre la Renta.

XI. Los contribuyentes del impuesto sobre la renta que sean beneficiados con el crédito fiscal previsto en el artículo 189 de la Ley del Impuesto sobre la Renta, por las aportaciones efectuadas a proyectos de inversión en la producción cinematográfica nacional o en la distribución de películas cinematográficas nacionales, podrán aplicar el monto del crédito fiscal que les autorice el Comité Interinstitucional a que se refiere el citado artículo, contra los pagos provisionales del impuesto sobre la renta.

XII. Las personas morales obligadas a efectuar la retención del impuesto sobre la renta y del impuesto al valor agregado en los términos de los artículos 106, último párrafo y 116, último párrafo, de la Ley del Impuesto sobre la Renta, y 1o.-A, fracción II, inciso a) y 32, fracción V, de la Ley del Impuesto al Valor Agregado, podrán optar por no proporcionar la constancia de retención a que se refieren dichos preceptos, siempre que la persona física que preste los servicios profesionales o haya otorgado el uso o goce temporal de bienes, le expida un Comprobante Fiscal Digital por Internet que cumpla con los requisitos a que se refieren los artículos 29 y 29-A del Código Fiscal de la Federación y en el comprobante se señale expresamente el monto del impuesto retenido.

Las personas físicas que expidan el comprobante fiscal digital a que se refiere el párrafo anterior, podrán considerarlo como constancia de retención de los impuestos sobre la renta y al valor agregado, y efectuar el acreditamiento de los mismos en los términos de las disposiciones fiscales.

Lo previsto en esta fracción en ningún caso libera a las personas morales de efectuar, en tiempo y forma, la retención y entero del impuesto de que se trate y la presentación de las declaraciones informativas correspondientes, en los términos de las disposiciones fiscales respecto de las personas a las que les hubieran efectuado dichas retenciones.

Los beneficiarios de los estímulos fiscales previstos en las fracciones I, IV, V, VI y VII de este apartado quedarán obligados a proporcionar la información que les requieran las autoridades fiscales dentro del plazo que para tal efecto señalen.

Los beneficios que se otorgan en las fracciones I, II y III del presente apartado no podrán ser acumulables con ningún otro estímulo fiscal establecido en esta Ley.

Los estímulos establecidos en las fracciones IV y V de este apartado podrán ser acumulables entre sí, pero no con los demás estímulos establecidos en la presente Ley.

Los estímulos fiscales que se otorgan en el presente apartado están condicionados a que los beneficiarios de los mismos cumplan con los requisitos que para cada uno de ellos se establece en la presente Ley.

Los estímulos fiscales previstos en las fracciones VIII, IX, X y XI del presente apartado no se considerarán ingresos acumulables para efectos del impuesto sobre la renta.

B. En materia de exenciones:

Se exime del pago del derecho de trámite aduanero que se cause por la importación de gas natural, en los términos del artículo 49 de la Ley Federal de Derechos.

Se faculta al Servicio de Administración Tributaria para emitir las reglas generales que sean necesarias para la aplicación del contenido previsto en este artículo.

Artículo 17. Se derogan las disposiciones que contengan exenciones, totales o parciales, o consideren a personas como no sujetos de contribuciones federales, otorguen tratamientos preferenciales o diferenciales en materia de ingresos y contribuciones federales, distintos de los establecidos en la presente Ley, en el Código Fiscal de la Federación, en la Ley de Ingresos sobre Hidrocarburos, ordenamientos legales referentes a empresas productivas del Estado, organismos descentralizados federales que prestan los servicios de seguridad social, decretos presidenciales, tratados internacionales y las leyes que establecen dichas contribuciones, así como los reglamentos de las mismas.

Lo dispuesto en el párrafo anterior también será aplicable cuando las disposiciones que contengan exenciones, totales o parciales, o consideren a personas como no sujetos de contribuciones federales, otorguen tratamientos preferenciales o diferenciales en materia de ingresos y contribuciones federales, se encuentren contenidas en normas jurídicas que tengan por objeto la creación o las bases de organización o funcionamiento de los entes públicos o empresas de participación estatal, cualquiera que sea su naturaleza.

Se derogan las disposiciones que establezcan que los ingresos que obtengan las dependencias u órganos por concepto de derechos, productos o aprovechamientos, tienen un destino específico, distintas de las contenidas en el Código Fiscal de la Federación, en la presente Ley y en las demás leyes fiscales.

Se derogan las disposiciones contenidas en leyes de carácter no fiscal que establezcan que los ingresos que obtengan las dependencias u órganos, incluyendo a sus órganos administrativos desconcentrados, o entidades, por concepto de derechos, productos o aprovechamientos, e ingresos de cualquier otra naturaleza, serán considerados como ingresos excedentes en el ejercicio fiscal en que se generen.

Artículo 18. Los ingresos acumulados que obtengan en exceso a los previstos en el calendario que publique la Secretaría de Hacienda y Crédito Público de los ingresos contemplados en el artículo 1o. de esta Ley, los poderes Legislativo y Judicial de la Federación, los tribunales administrativos, los órganos autónomos por disposición constitucional, las dependencias del Ejecutivo Federal y sus órganos administrativos desconcentrados, así como las entidades, se deberán aplicar en los términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria y su Reglamento, sin perjuicio de lo dispuesto en el artículo 12 de esta Ley.

Para determinar los ingresos excedentes de la unidad generadora de las dependencias a que se refiere el primer párrafo de este artículo, se considerará la diferencia positiva que resulte de disminuir los ingresos acumulados estimados de la dependencia en la Ley de Ingresos de la Federación, a los enteros acumulados efectuados por dicha dependencia a la Tesorería de la Federación, en el periodo que corresponda.

Se entiende por unidad generadora de los ingresos de la dependencia, cada uno de los establecimientos de la misma en los que se otorga o proporciona, de manera autónoma e integral, el uso, goce, aprovechamiento o explotación de bienes o el servicio por el cual se cobra el aprovechamiento o producto, según sea el caso.

Se faculta a la Secretaría de Hacienda y Crédito Público para que, en términos de la Ley Federal de Presupuesto y Responsabilidad Hacendaria y su Reglamento, emita dictámenes y reciba notificaciones, de ingresos excedentes que generen las dependencias, sus órganos administrativos desconcentrados y entidades.

Artículo 19. Los ingresos excedentes a que se refiere el artículo anterior, se clasifican de la siguiente manera:

I. Ingresos inherentes a las funciones de la dependencia o entidad, los cuales se generan en exceso a los contenidos en el calendario de los ingresos a que se refiere esta Ley o, en su caso, a los previstos en los presupuestos de las entidades, por actividades relacionadas directamente con las funciones recurrentes de la institución.

II. Ingresos no inherentes a las funciones de la dependencia o entidad, los cuales se obtienen en exceso a los contenidos en el calendario de los ingresos a que se refiere esta Ley o, en su caso, a los previstos en los presupuestos de las entidades, por actividades que no guardan relación directa con las funciones recurrentes de la institución.

III. Ingresos de carácter excepcional, los cuales se obtienen en exceso a los contenidos en el calendario de los ingresos a que se refiere esta Ley o, en su caso, a los previstos en los presupuestos de las entidades, por actividades de carácter excepcional que no guardan relación directa con las atribuciones de la dependencia o entidad, tales como la recuperación de seguros, los donativos en dinero y la enajenación de bienes muebles.

IV. Ingresos de los poderes Legislativo y Judicial de la Federación, así como de los tribunales administrativos y de los órganos constitucionales autónomos. No se incluyen en esta fracción los aprovechamientos por infracciones a la Ley Federal de Competencia Económica, y a la Ley Federal de Telecomunicaciones y Radiodifusión ni aquéllos por concepto de derechos y aprovechamientos por el uso, goce, aprovechamiento o explotación del espectro radioeléctrico y los servicios vinculados a éste, los cuales se sujetan a lo dispuesto en el artículo 12, fracción I, de esta Ley.

La Secretaría de Hacienda y Crédito Público tendrá la facultad de fijar o modificar en una lista la clasificación de los ingresos a que se refieren las fracciones I, II y III de este artículo. Dicha lista se dará a conocer a las dependencias y entidades a más tardar el último día hábil de enero de 2018 y durante dicho ejercicio fiscal, conforme se modifiquen.

Los ingresos a que se refiere la fracción III de este artículo se aplicarán en los términos de lo previsto en la fracción II y penúltimo párrafo del artículo 19 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria.

Artículo 20. Quedan sin efecto las exenciones relativas a los gravámenes a bienes inmuebles previstas en leyes federales a favor de organismos descentralizados sobre contribuciones locales, salvo en lo que se refiere a bienes propiedad de dichos organismos que se consideren del dominio público de la Federación.

Artículo 21. Durante el ejercicio fiscal de 2018 la tasa de retención anual a que se refieren los artículos 54 y 135 de la Ley del Impuesto sobre la Renta será del 0.46 por ciento. La metodología para calcular dicha tasa es la siguiente:

I. Se determinó la tasa de rendimiento promedio ponderado de los valores públicos por el periodo comprendido de febrero a julio de 2017, conforme a lo siguiente:

a) Se tomaron las tasas promedio mensuales por instrumento, de los valores públicos publicados por el Banco de México.

b) Se determinó el factor de ponderación mensual por instrumento, dividiendo las subastas mensuales de cada instrumento entre el total de las subastas de todos los instrumentos públicos efectuadas al mes.

c) Para calcular la tasa ponderada mensual por instrumento, se multiplicó la tasa promedio mensual de cada instrumento por su respectivo factor de ponderación mensual, determinado conforme al inciso anterior.

d) Para determinar la tasa ponderada mensual de valores públicos se sumó la tasa ponderada mensual por cada instrumento.

e) La tasa de rendimiento promedio ponderado de valores públicos correspondiente al periodo febrero a julio de 2017 se determinó con el promedio simple de las tasas ponderadas mensuales determinadas conforme al inciso anterior del mencionado periodo.

II. Se tomaron las tasas promedio ponderadas mensuales de valores privados publicadas por el Banco de México y se determinó el promedio simple de dichos valores correspondiente al periodo de febrero a julio de 2017.

III. Se determinó un factor ponderado de los instrumentos públicos y privados en función al saldo promedio en circulación de los valores públicos y privados correspondientes al periodo de febrero a julio de 2017 publicados por el Banco de México.

IV. Para obtener la tasa ponderada de instrumentos públicos y privados, se multiplicaron las tasas promedio ponderadas de valores públicos y privados, determinados conforme a las fracciones I y II, por su respectivo factor de ponderación, determinado conforme a la fracción anterior, y posteriormente se sumaron dichos valores ponderados.

V. Al valor obtenido conforme a la fracción IV se disminuyó el valor promedio de la inflación mensual interanual del índice general correspondiente a cada uno de los meses del periodo de febrero a julio de 2017 del Índice Nacional de Precios al Consumidor, publicado por el Instituto Nacional de Estadística y Geografía.

VI. La tasa de retención anual es el resultado de multiplicar el valor obtenido conforme a la fracción V de este artículo por la tasa correspondiente al último tramo de la tarifa del artículo 152 de la Ley del Impuesto sobre la Renta.

Artículo 22. La Comisión Nacional Bancaria y de Valores sancionará a las entidades financieras por el incumplimiento de los plazos para la atención de los requerimientos de información, documentación, aseguramiento, desbloqueo de cuentas, transferencia o situación de fondos formulados por las autoridades competentes, con una multa administrativa del equivalente en moneda nacional de 1 hasta 15,000 veces el valor diario de la Unidad de Medida y Actualización, con base en los criterios que se establezcan para tal efecto, los cuales podrán considerar, entre otros, los días de atraso en la atención de los requerimientos, la gravedad de los delitos a los que, en su caso, se refieran los requerimientos que se hubieran incumplido, o la probable afectación de los intereses patrimoniales de los clientes o usuarios de los servicios financieros.

Las infracciones a las disposiciones de carácter general en materia de prevención de operaciones con recursos de procedencia ilícita y, en su caso, financiamiento al terrorismo, cometidas por las entidades financieras, centros cambiarios, transmisores de dinero, sociedades financieras de objeto múltiple no reguladas y asesores en inversiones, serán sancionadas por la Comisión Nacional Bancaria y de Valores con multa del 10 por ciento al 100 por ciento del monto del reporte de la operación inusual que no se hubiera enviado, del 10 por ciento al 100 por ciento del monto del acto, operación o servicio que se realice con un cliente o usuario de la que se haya informado que se encuentra en la lista de personas bloqueadas conforme a las disposiciones señaladas anteriormente, o bien con multa equivalente en moneda nacional de 10 hasta 100,000 veces el valor diario de la Unidad de Medida y Actualización, en el caso de cualquier otro incumplimiento a las referidas disposiciones.

Artículo 23. Los contribuyentes personas físicas que opten por tributar en el Régimen de Incorporación Fiscal, previsto en la Sección II del Capítulo II del Título IV de la Ley del Impuesto sobre la Renta y cumplan con las obligaciones que se establecen en dicho régimen durante el periodo que permanezcan en el mismo, por las actividades que realicen con el público en general, podrán optar por pagar el impuesto al valor agregado y el impuesto especial sobre producción y servicios que, en su caso, corresponda a las actividades mencionadas, mediante la aplicación del esquema de estímulos siguiente:

I. Calcularán y pagarán los impuestos citados en la forma siguiente:

a) Se aplicarán los porcentajes que a continuación se listan al monto de las contraprestaciones efectivamente cobradas por las actividades afectas al pago del impuesto al valor agregado en el bimestre de que se trate, considerando el giro o actividad a la que se dedique el contribuyente, conforme a la siguiente:

Tabla de porcentajes para determinar el IVA a pagar

	Sector económico	Porcentaje IVA (%)
1	Minería	8.0
2	Manufacturas y/o construcción	6.0
3	Comercio (incluye arrendamiento de bienes muebles)	2.0
4	Prestación de servicios (incluye restaurantes, fondas, bares y demás negocios similares en que se proporcionen servicios de alimentos y bebidas)	8.0
5	Negocios dedicados únicamente a la venta de alimentos y/o medicinas	0.0

Cuando las actividades de los contribuyentes correspondan a dos o más de los sectores económicos mencionados en los numerales 1 a 4 aplicarán el porcentaje que corresponda al sector preponderante. Se entiende por sector preponderante aquél de donde provenga la mayor parte de los ingresos del contribuyente.

b) Se aplicarán los porcentajes que a continuación se listan al monto de las contraprestaciones efectivamente cobradas por las actividades afectas al pago del impuesto especial sobre producción y servicios en el bimestre de que se trate, considerando el tipo de bienes enajenados por el contribuyente, conforme a la siguiente:

Tabla de porcentajes para determinar el IEPS a pagar

Descripción	Porcentaje IEPS (%)
Alimentos no básicos de alta densidad calórica (Ejemplo: dulces, chocolates, botanas, galletas, pastelillos, pan dulce, paletas, helados) (cuando el contribuyente sea comercializador)	1.0
Alimentos no básicos de alta densidad calórica (Ejemplo: dulces, chocolates, botanas, galletas, pastelillos, pan dulce, paletas, helados) (cuando el contribuyente sea fabricante)	3.0
Bebidas alcohólicas (no incluye cerveza) (cuando el contribuyente sea comercializador)	10.0
Bebidas alcohólicas (no incluye cerveza) (cuando el contribuyente sea fabricante)	21.0
Bebidas saborizadas (cuando el contribuyente sea fabricante)	4.0
Cerveza (cuando el contribuyente sea fabricante)	10.0
Plaguicidas (cuando el contribuyente sea fabricante o comercializador)	1.0
Puros y otros tabacos hechos enteramente a mano (cuando el contribuyente sea fabricante)	23.0
Tabacos en general (cuando el contribuyente sea fabricante)	120.0

Los contribuyentes que ejerzan la opción a que se refiere el presente artículo, cuando hayan pagado el impuesto especial sobre producción y servicios en la importación de tabacos labrados y bebidas saborizadas a que se refiere el artículo 2o., fracción I, incisos C) y G) de la Ley del Impuesto Especial sobre Producción y Servicios, considerarán dicho pago como definitivo, por lo que ya no pagarán el impuesto que trasladen en la enajenación de los bienes importados, siempre que dicha enajenación se efectúe con el público en general.

c) El resultado obtenido conforme a los incisos a) y b) de esta fracción será el monto del impuesto al valor agregado o del impuesto especial sobre producción y servicios, en su caso, a pagar por las actividades realizadas con el público en general, sin que proceda acreditamiento alguno por concepto de impuestos trasladados al contribuyente.

d) El pago bimestral del impuesto al valor agregado y del impuesto especial sobre producción y servicios deberá realizarse por los períodos y en los plazos establecidos en los artículos 5o.-E de la Ley del Impuesto al Valor Agregado y 5o.-D de la Ley del Impuesto Especial sobre Producción y Servicios.

Para los efectos de la presente fracción se entiende por actividades realizadas con el público en general, aquéllas por las que se emitan comprobantes que únicamente contengan los requisitos que se establezcan mediante reglas de carácter general que emita el Servicio de Administración Tributaria. El traslado del impuesto al valor agregado y del impuesto especial sobre producción y servicios en ningún caso deberá realizarse en forma expresa y por separado.

Tratándose de las actividades por las que los contribuyentes expidan comprobantes que reúnan los requisitos fiscales para que proceda su deducción o acreditamiento, en donde se traslade en forma expresa y por separado el impuesto al valor agregado o el impuesto especial sobre producción y servicios, dichos impuestos deberán pagarse en los términos establecidos en la Ley del Impuesto al Valor Agregado y en la Ley del Impuesto Especial sobre Producción y Servicios y demás disposiciones aplicables, conjuntamente con el impuesto al valor agregado y el impuesto especial sobre producción y servicios determinado conforme al inciso c) de esta fracción.

Para los efectos del párrafo anterior, el acreditamiento del impuesto al valor agregado o del impuesto especial sobre producción y servicios será aplicable, cuando proceda, en la proporción que represente el valor de las actividades por las que se expidieron comprobantes fiscales en las que se haya efectuado el traslado expreso y por separado, en el valor total de las actividades del bimestre que corresponda.

Los contribuyentes que ejerzan la opción a que se refiere esta fracción podrán abandonarla en cualquier momento, en cuyo caso deberán calcular y pagar el impuesto al valor agregado y el impuesto especial sobre producción y servicios en los términos establecidos en la Ley del Impuesto al Valor Agregado o en la Ley del Impuesto Especial sobre Producción y Servicios, según se trate, a partir del bimestre en que abandonen la opción. En este caso, los contribuyentes no podrán volver a ejercer la opción prevista en el presente artículo.

II. Los contribuyentes a que se refiere el presente artículo, por las actividades realizadas con el público en general en las que determinen el impuesto al valor agregado y el impuesto especial sobre producción y servicios con el esquema de porcentajes a que se refiere la fracción I del presente artículo, podrán aplicar un estímulo fiscal en la forma siguiente:

a) A los impuestos al valor agregado y especial sobre producción y servicios determinados mediante la aplicación de los porcentajes, se le aplicarán los porcentajes de reducción que se citan a continuación, según corresponda al número de años que tenga el contribuyente tributando en el Régimen de Incorporación Fiscal:

TABLA

Años	Porcentaje de reducción (%)
1	100
2	90
3	80
4	70
5	60
6	50
7	40
8	30
9	20
10	10

Para los efectos de la aplicación de la tabla el número de años de tributación del contribuyente se determinará de conformidad con lo que al respecto se considere para los efectos del impuesto sobre la renta.

Tratándose de contribuyentes que tributen en el Régimen de Incorporación Fiscal, cuyos ingresos propios de su actividad empresarial obtenidos en el ejercicio inmediato anterior no hubieran excedido de la cantidad de trescientos mil pesos, durante cada uno de los años en que tributen en el Régimen de Incorporación Fiscal y no excedan el monto de ingresos mencionados, el porcentaje de reducción aplicable será de 100%.

Los contribuyentes que inicien actividades y que opten por tributar conforme al Régimen de Incorporación Fiscal previsto en la Ley del Impuesto sobre la Renta, podrán aplicar lo dispuesto en el párrafo anterior cuando estimen que sus ingresos del ejercicio no excederán al monto establecido en dicho párrafo. Cuando en el ejercicio inicial realicen operaciones por un período menor a doce meses, para determinar el monto citado, dividirán los ingresos obtenidos entre el número de días que comprenda el período y el resultado se multiplicará por 365 días. Si la cantidad obtenida excede del importe del monto referido, en el ejercicio siguiente no se podrá tomar el beneficio del párrafo anterior.

b) La cantidad obtenida mediante la aplicación de los porcentajes de reducción a que se refiere el inciso anterior será acreditable únicamente contra el impuesto al valor agregado o el impuesto especial sobre producción y servicios, según se trate, determinado conforme a la aplicación de los porcentajes a que se refiere la fracción I de este artículo.

III. El estímulo fiscal a que se refiere el presente artículo no se considerará como ingreso acumulable para los efectos del impuesto sobre la renta.

IV. Se releva a los contribuyentes a que se refiere este artículo de la obligación de presentar el aviso a que se refiere el artículo 25, primer párrafo, del Código Fiscal de la Federación.

Artículo 24. Para los efectos de lo dispuesto en los artículos 2o., fracción I, incisos D) y H), y 2o.-A, de la Ley del Impuesto Especial sobre Producción y Servicios, en sustitución de las definiciones establecidas en dicha Ley, se entenderá por:

I. Combustibles automotrices: gasolinas, diésel, combustibles no fósiles o la mezcla de cualquiera de los combustibles mencionados.

II. Gasolina, combustible líquido que se puede obtener del proceso de refinación del petróleo crudo o mediante procesos alternativos que pueden utilizar como insumo materias primas que tuvieron su origen en el petróleo, formado por la mezcla de hidrocarburos líquidos volátiles, principalmente parafinas ramificadas, aromáticos, naftenos y olefinas, pudiendo contener otros compuestos provenientes de otras fuentes, que se clasifica en función del número de octano.

III. Diésel, combustible líquido que puede obtenerse del proceso de refinación del petróleo crudo o mediante procesos alternativos que pueden utilizar como insumo materias primas que tuvieron su origen en el petróleo, formado por la mezcla compleja de hidrocarburos, principalmente parafinas no ramificadas, pudiendo contener otros compuestos provenientes de otras fuentes, con independencia del uso al que se destine.

IV. Combustibles no fósiles, combustibles o componentes de combustibles que no se obtienen o derivan de un proceso de destilación de petróleo crudo o del procesamiento de gas natural.

V. Etanol para uso automotriz, alcohol tipo etanol anhidro con contenido de agua menor o igual a 1% y que cumpla con las especificaciones de calidad y características como biocombustible puro, que emita la autoridad competente.

Cuando los bienes a que se refiere este artículo estén mezclados, el impuesto se calculará conforme a la cantidad que de cada combustible tenga la mezcla. Tratándose de la importación o enajenación de mezclas, los contribuyentes deberán consignar la cantidad de cada uno de los combustibles que se contengan en la mezcla en el pedimento de importación o en el comprobante fiscal, según corresponda.

Artículo 25. Para los efectos del Código Fiscal de la Federación, del impuesto sobre la renta, del impuesto por la actividad de exploración y extracción de hidrocarburos, así como lo referente a derechos, se estará a lo siguiente:

I. En sustitución de lo dispuesto en el artículo 31-A del Código Fiscal de la Federación, los contribuyentes con base en su contabilidad, deberán presentar la información de las siguientes operaciones:

a) Las operaciones financieras a que se refieren los artículos 20 y 21 de la Ley del Impuesto sobre la Renta.

b) Las operaciones con partes relacionadas.

c) Las relativas a la participación en el capital de sociedades y a cambios en la residencia fiscal.

d) Las relativas a reorganizaciones y reestructuras corporativas.

e) Las relativas a enajenaciones y aportaciones, de bienes y activos financieros; operaciones con países con sistema de tributación territorial; operaciones de financiamiento y sus intereses; pérdidas fiscales; reembolsos de capital y pago de dividendos.

La información a que se refiere esta fracción deberá presentarse trimestralmente a través de los medios y formatos que señale el Servicio de Administración Tributaria mediante reglas de carácter general, dentro de los sesenta días siguientes a aquél en que concluya el trimestre de que se trate.

Cuando los contribuyentes presenten la información de forma incompleta o con errores, tendrán un plazo de treinta días contado a partir de la notificación de la autoridad, para complementar o corregir la información presentada.

Se considerará incumplida la obligación fiscal señalada en la presente fracción, cuando los contribuyentes, una vez transcurrido el plazo señalado en el párrafo que antecede, no hayan presentado la información conducente o ésta se presente con errores.

II. Para efectos de lo dispuesto en el artículo 56 de la Ley de Ingresos sobre Hidrocarburos, cuando en la declaración de los pagos mensuales del impuesto por la actividad de exploración y extracción de hidrocarburos resulte saldo a favor del contribuyente, se podrá compensar contra los pagos posteriores del propio impuesto a cargo del contribuyente. Dicha compensación deberá realizarse conforme a lo previsto en el artículo 17-A del Código Fiscal de la Federación, considerándose el periodo comprendido desde el mes en el que se obtenga la cantidad a favor, hasta el mes en el que se realice la compensación.

III. Por lo que se refiere a los derechos por los servicios de inspección y vigilancia que presta la Comisión Nacional Bancaria y de Valores, se estará a lo siguiente:

a) Las entidades financieras sujetas a la supervisión de la Comisión Nacional Bancaria y de Valores a que se refiere el artículo 29-D de la Ley Federal de Derechos vigente para el ejercicio fiscal de 2018, con excepción de las instituciones de banca múltiple, en lugar de pagar el derecho por concepto de inspección y vigilancia a que se refiere el citado artículo 29-D, podrán pagar la cuota que de conformidad con las disposiciones vigentes en el ejercicio fiscal de 2017 hubieren optado por pagar para el referido ejercicio fiscal, más el 6% de dicha cuota. En ningún caso los derechos a pagar para el ejercicio fiscal de 2018 por concepto de inspección y vigilancia, podrán ser inferiores a la cuota mínima establecida para cada sector para el ejercicio fiscal de 2018, conforme a lo previsto en el propio artículo 29-D.

Las entidades financieras a que se refiere el artículo 29-D, fracciones I, III, V, VI, VIII, IX, XI, XIII, XV, XVIII y XIX de la Ley Federal de Derechos que se hayan constituido en el ejercicio fiscal de 2017, podrán optar por pagar la cuota mínima correspondiente para el ejercicio fiscal de 2018 conforme a las citadas fracciones del artículo 29-D, en lugar de pagar el derecho por concepto de inspección y vigilancia en términos de lo dispuesto en tales fracciones de la referida Ley.

Tratándose de las casas de bolsa, para determinar la cuota mínima correspondiente al ejercicio fiscal de 2018 para los efectos de la opción a que se refiere el presente inciso, se considerará como capital mínimo requerido para funcionar como casa de bolsa el equivalente en moneda nacional a tres millones de unidades de inversión.

b) Las instituciones de banca múltiple a que se refiere el artículo 29-D, fracción IV de la Ley Federal de Derechos, en lugar de pagar el derecho por concepto de inspección y vigilancia a que se refiere dicha fracción, podrán optar por pagar la cuota que de conformidad con las disposiciones vigentes en el ejercicio fiscal de 2017 hubieren optado por pagar para dicho ejercicio fiscal, más el 10% del resultado de la suma de los incisos a) y b) de la propia fracción IV del citado artículo 29-D. En ningún caso los derechos a pagar podrán ser inferiores a la cuota mínima establecida para dicho sector para el ejercicio fiscal de 2018, conforme a lo previsto en la mencionada fracción IV del artículo 29-D.

Las entidades financieras a que se refiere el párrafo anterior que se hayan constituido en el ejercicio fiscal de 2017, podrán optar por pagar la cuota mínima para el ejercicio fiscal de 2018 conforme a la citada fracción del referido artículo 29-D en lugar de pagar el derecho por concepto de inspección y vigilancia en términos de lo dispuesto en dicha fracción.

c) Las bolsas de valores a que se refiere el artículo 29-E, fracción III de la Ley Federal de Derechos vigente para el ejercicio fiscal de 2018, en lugar de pagar el derecho por concepto de inspección y vigilancia a que se refiere el citado artículo 29-E, fracción III, podrán optar por pagar la cantidad equivalente en moneda nacional que resulte de multiplicar 1% por su capital contable. En caso de ejercer la opción a que se refiere el presente artículo, las bolsas de valores deberán estarse a lo dispuesto por el artículo 29-K, fracción II de la Ley Federal de Derechos.

Cuando los contribuyentes ejerzan la opción de pagar los derechos por concepto de inspección y vigilancia en los términos previstos en los incisos a), b) y c) de esta fracción y realicen el pago anual durante el primer trimestre del ejercicio fiscal de 2018, no les será aplicable el descuento del 5% establecido en la fracción I del artículo 29-K de la Ley Federal de Derechos.

IV. Las personas físicas que tengan su casa habitación en las zonas afectadas por los sismos ocurridos en México los días 7 y 19 de septiembre de 2017, que tributen en los términos del Título IV de la Ley del Impuesto sobre la Renta, no considerarán como ingresos acumulables para efectos de dicha Ley, los ingresos por apoyos económicos o monetarios que reciban de personas morales o fideicomisos autorizados para recibir donativos deducibles del impuesto sobre la renta, siempre que dichos apoyos económicos o monetarios se destinen para la reconstrucción o reparación de su casa habitación.

Para los efectos del párrafo anterior, se consideran zonas afectadas los municipios de los Estados afectados por los sismos ocurridos los días 7 y 19 de septiembre de 2017, que se listen en las declaratorias de desastre natural correspondientes, publicadas en el Diario Oficial de la Federación.

V. Para efectos del artículo 82, fracción I de la Ley del Impuesto sobre la Renta, las organizaciones civiles y fideicomisos autorizados para recibir donativos deducibles en México que se ubiquen en los supuestos del artículo 79, fracciones VI, X, XI, XII, XIX, XX y XXV de la citada Ley, no requerirán autorización para recibir donativos deducibles en el extranjero conforme a los tratados internacionales, cuando las donaciones correspondientes se destinen a apoyar a las personas afectadas por los sismos ocurridos en México los días 7 y 19 de septiembre de 2017.

Capítulo III

De las Medidas Administrativas en Materia Energética

Artículo 26. En adición a las obligaciones establecidas en el artículo 84 de la Ley de Hidrocarburos, los titulares de permisos de distribución y expendio al público de gasolinas, diésel, turbosina, gasavión, gas licuado de petróleo y propano, tendrán las siguientes obligaciones:

I. Reportar a la Comisión Reguladora de Energía:

a) Los precios de venta al público de los productos mencionados, así como los precios de venta de los distribuidores de gas licuado de petróleo y de propano, cada vez que se modifiquen, sin que exceda de sesenta minutos antes de la aplicación de dichos precios.

b) Diariamente la información sobre volúmenes comprados y vendidos.

c) Anualmente, a más tardar el 31 de enero de cada año, un informe de su estructura corporativa y de capital que contenga la descripción de la estructura del capital social, identificando la participación de cada socio o accionista, directo e indirecto, y de las personas o grupo de personas que tienen el control de la sociedad; los derechos inherentes a la participación en la estructura de capital; así como la descripción de la participación en otras sociedades, que contenga su objeto social, las actividades que estas terceras realizan y las concesiones y permisos otorgados por el Gobierno Federal de los que sean titulares y que guarden relación con la actividad de los permisionarios. En el caso de que no haya cambios respecto del último informe presentado, en sustitución del mismo, se deberá presentar un aviso manifestando tal situación.

Para efectos del párrafo anterior, se entiende por control de la sociedad y por grupo de personas, lo dispuesto en el artículo 2, fracciones III y IX, respectivamente, de la Ley del Mercado de Valores.

La información a que se refiere esta fracción se presentará bajo protesta de decir verdad, en los formatos y medios que para tales efectos establezca la Comisión Reguladora de Energía. Los permisionarios que incumplan con la entrega de la información antes señalada o la presenten incompleta o con errores serán acreedores a las sanciones aplicables, de acuerdo con la Ley de Hidrocarburos.

II. Tratándose de permisionarios de expendio al público en estaciones de servicio, deberán dar a conocer al público, en cada estación de servicio, el precio por litro o kilogramo de venta, según corresponda, vigente de cada combustible en un lugar prominente, asegurando la máxima visibilidad de la información, de conformidad con los lineamientos que para tal efecto establezca la Comisión Reguladora de Energía.

Artículo 27. En adición a las facultades establecidas en los artículos 22 y 41 de la Ley de los Órganos Reguladores Coordinados en Materia Energética, la Comisión Reguladora de Energía tendrá las siguientes atribuciones:

I. Administrar un sistema de información de precios de gasolinas, diésel, turbosina, gasavión, gas licuado de petróleo y propano, para lo cual podrá solicitar el apoyo de la Secretaría de Energía, de la Procuraduría Federal del Consumidor, del Instituto Nacional de Estadística y Geografía y del Servicio de Administración Tributaria y difundirá por medios electrónicos, una versión pública de dicho sistema.

II. Podrá poner a disposición del público, por medios electrónicos, información agregada por zona, de precios al mayoreo que obtenga la Comisión Reguladora de Energía.

III. En las actividades de expendio al público de gasolinas y diésel, la Comisión Reguladora de Energía podrá establecer la regulación de precios cuando la Comisión Federal de Competencia Económica determine que no existen condiciones de competencia efectiva.

La Comisión Reguladora de Energía podrá establecer, como medida precautoria, la regulación provisional de los precios en las actividades que se mencionan en el párrafo anterior mientras la Comisión Federal de Competencia Económica desahoga el procedimiento de declaratoria correspondiente, cuya vigencia no podrá exceder de la fecha en que se emita la resolución que ponga fin a dicho procedimiento.

IV. Requerir a los titulares de permisos de comercialización, distribución y expendio al público de los productos a que se refieren la fracción III de este artículo y el artículo 28 de esta Ley, la información que sea necesaria para llevar a cabo el ejercicio de las facultades a que se refieren la fracción III de este artículo y el artículo 28 de esta Ley, según corresponda. El personal oficial que intervenga en el ejercicio de dichas facultades estará obligado a guardar absoluta reserva sobre la información recibida.

Artículo 28. En relación a las actividades que conlleven a la venta al público de gas licuado de petróleo y propano, la Comisión Reguladora de Energía podrá establecer la regulación de precios máximos sobre dichos productos, previa resolución de la Comisión Federal de Competencia Económica que determine que no existen condiciones de competencia efectiva en dichas actividades, conforme a la legislación y normatividad aplicable. Para ello, la Comisión Reguladora de Energía, dentro de los 30 días naturales siguientes a la resolución por parte de la Comisión Federal de Competencia Económica, y previa audiencia con representantes del sector, establecerá la regulación de precios máximos, la cual se mantendrá únicamente mientras subsistan las condiciones que la motivaron. Los interesados o la Comisión Reguladora de Energía podrán solicitar a la Comisión Federal de Competencia Económica que determine si subsisten las condiciones que motivaron la resolución.

Capítulo IV

De la Información, la Transparencia, la Evaluación de la Eficiencia Recaudatoria, la Fiscalización y el Endeudamiento

Artículo 29. Con el propósito de coadyuvar a conocer los efectos de la política fiscal en el ingreso de los distintos grupos de la población, la Secretaría de Hacienda y Crédito Público deberá realizar un estudio de ingreso-gasto con base en la información estadística disponible que muestre por decil de ingreso de las familias su contribución en los distintos impuestos y derechos que aporte, así como los bienes y servicios públicos que reciben con recursos federales, estatales y municipales.

La realización del estudio referido en el párrafo anterior será responsabilidad de la Secretaría de Hacienda y Crédito Público y deberá ser entregado a las comisiones de Hacienda y Crédito Público y de Presupuesto y Cuenta Pública de la Cámara de Diputados y publicado en la página de Internet de dicha Secretaría, a más tardar el 15 de marzo de 2018.

Artículo 30. Los estímulos fiscales y las facilidades administrativas que prevea la Iniciativa de Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2019 se otorgarán con base en criterios de eficiencia económica, no discriminación, temporalidad definida y progresividad.

Para el otorgamiento de los estímulos fiscales deberá tomarse en cuenta si los objetivos pretendidos pudiesen alcanzarse de mejor manera con la política de gasto. Los costos para las finanzas públicas de las facilidades administrativas y los estímulos fiscales se especificarán en el Presupuesto de Gastos Fiscales.

Artículo 31. La Secretaría de Hacienda y Crédito Público deberá publicar en su página de Internet y entregar a las comisiones de Hacienda y Crédito Público y de Presupuesto y Cuenta Pública de la Cámara de Diputados, así como al Centro de Estudios de las Finanzas Públicas de dicho órgano legislativo y a la Comisión de Hacienda y Crédito Público de la Cámara de Senadores lo siguiente:

A. El Presupuesto de Gastos Fiscales, a más tardar el 30 de junio de 2018, que comprenderá los montos que deja de recaudar el erario federal por conceptos de tasas diferenciadas en los distintos impuestos, exenciones, subsidios y créditos fiscales, condonaciones, facilidades administrativas, estímulos fiscales, deducciones autorizadas, tratamientos y regímenes especiales establecidos en las distintas leyes que en materia tributaria aplican a nivel federal.

El presupuesto a que se refiere el párrafo anterior deberá contener los montos referidos estimados para el ejercicio fiscal de 2019 en los siguientes términos:

I. El monto estimado de los recursos que dejará de percibir en el ejercicio el Erario Federal.

II. La metodología utilizada para realizar la estimación.

III. La referencia o sustento jurídico que respalde la inclusión de cada concepto o partida.

IV. Los sectores o actividades beneficiados específicamente de cada concepto, en su caso.

V. Los beneficios sociales y económicos asociados a cada uno de los gastos fiscales.

B. Un reporte de las personas morales y fideicomisos autorizados para recibir donativos deducibles para los efectos del impuesto sobre la renta, a más tardar el 30 de septiembre de 2018, en el que se deberá señalar, para cada una la siguiente información:

I. Ingresos por donativos recibidos en efectivo de nacionales.

II. Ingresos por donativos recibidos en efectivo de extranjeros.

III. Ingresos por donativos recibidos en especie de nacionales.

IV. Ingresos por donativos recibidos en especie de extranjeros.

V. Ingresos obtenidos por arrendamiento de bienes.

VI. Ingresos obtenidos por dividendos.

VII. Ingresos obtenidos por regalías.

VIII. Ingresos obtenidos por intereses devengados a favor y ganancia cambiaria.

IX. Otros ingresos.

X. Erogaciones efectuadas por sueldos, salarios y gastos relacionados.

XI. Erogaciones efectuadas por aportaciones al Sistema de Ahorro para el Retiro, al Instituto del Fondo Nacional de la Vivienda para los Trabajadores, y jubilaciones por vejez.

XII. Erogaciones efectuadas por cuotas al Instituto Mexicano del Seguro Social.

XIII. Gastos administrativos.

XIV. Gastos operativos.

XV. Monto total de percepciones netas de cada integrante del Órgano de Gobierno Interno o de directivos análogos.

El reporte deberá incluir las entidades federativas en las que se ubiquen las mismas, clasificándolas por tipo de donataria de conformidad con los conceptos contenidos en los artículos 79, 82, 83 y 84 de la Ley del Impuesto sobre la Renta y en su Reglamento.

C. Para la generación del reporte a que se refiere el Apartado B de este artículo, la información se obtendrá de aquélla que las donatarias autorizadas estén obligadas a presentar en la declaración de las personas morales con fines no lucrativos correspondiente al ejercicio fiscal de 2017, a la que se refiere el tercer párrafo del artículo 86 de la Ley del Impuesto sobre la Renta.

La información sobre los gastos administrativos y operativos, así como de las percepciones netas de cada integrante del Órgano de Gobierno Interno o de directivos análogos a que se refiere el Apartado B de este artículo, se obtendrá de los datos reportados a más tardar el 30 de agosto de 2018, en la página de Internet del Servicio de Administración Tributaria en la Sección de Transparencia de Donatarias Autorizadas correspondiente al ejercicio fiscal de 2017, a que se refiere el artículo 82, fracción VI de la Ley del Impuesto sobre la Renta. Se entenderá por gastos administrativos y operativos lo siguiente:

I. Gastos administrativos: los relacionados con las remuneraciones al personal, arrendamiento de bienes muebles e inmuebles, teléfono, electricidad, papelería, mantenimiento y conservación, los impuestos y derechos federales o locales, así como las demás contribuciones y aportaciones que en términos de las disposiciones legales respectivas deba cubrir la donataria siempre que se efectúen en relación directa con las oficinas o actividades administrativas, entre otros. No quedan comprendidos aquéllos que la donataria deba destinar directamente para cumplir con los fines propios de su objeto social.

II. Gastos operativos: aquéllos que la donataria deba destinar directamente para cumplir con los fines propios de su objeto social.

La información a que se refieren los Apartados B y C de este artículo, no se considerará comprendida dentro de las prohibiciones y restricciones que establecen los artículos 69 del Código Fiscal de la Federación y 2o., fracción VII de la Ley Federal de los Derechos del Contribuyente.

Artículo 32. En el ejercicio fiscal de 2018, toda iniciativa en materia fiscal, incluyendo aquéllas que se presenten para cubrir el Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2019, deberá incluir en su exposición de motivos el impacto recaudatorio de cada una de las medidas propuestas. Asimismo, en cada una de las explicaciones establecidas en dicha exposición de motivos se deberá incluir claramente el artículo del ordenamiento de que se trate en el cual se llevarían a cabo las reformas.

Toda iniciativa en materia fiscal que envíe el Ejecutivo Federal al Congreso de la Unión observará lo siguiente:

I. Que se otorgue certidumbre jurídica a los contribuyentes.

II. Que el pago de las contribuciones sea sencillo y asequible.

III. Que el monto a recaudar sea mayor que el costo de su recaudación y fiscalización.

IV. Que las contribuciones sean estables para las finanzas públicas.

Los aspectos anteriores deberán incluirse en la exposición de motivos de la iniciativa de que se trate, mismos que deberán ser tomados en cuenta en la elaboración de los dictámenes que emitan las comisiones respectivas del Congreso de la Unión. La Iniciativa de Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2019 incluirá las estimaciones de las contribuciones contempladas en las leyes fiscales.

La Iniciativa de Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2019 deberá especificar la memoria de cálculo de cada uno de los rubros de ingresos previstos en la misma, así como las proyecciones de estos ingresos para los próximos 5 años. Se deberá entender por memoria de cálculo los procedimientos descritos en forma detallada de cómo se realizaron los cálculos, con el fin de que puedan ser revisados por la Cámara de Diputados.

Transitorios

Primero. La presente Ley entrará en vigor el 1 de enero de 2018.

Segundo. Se aprueban las modificaciones a la Tarifa de los Impuestos Generales de Importación y de Exportación efectuadas por el Ejecutivo Federal a las que se refiere el informe que, en cumplimiento de lo dispuesto en el segundo párrafo del artículo 131 de la Constitución Política de los Estados Unidos Mexicanos, ha rendido el propio Ejecutivo Federal al Congreso de la Unión en el año 2017.

Tercero. Para los efectos de la Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2018, cuando de conformidad con la Ley Orgánica de la Administración Pública Federal se modifique la denominación de alguna dependencia o entidad o las existentes desaparezcan, se entenderá que los ingresos estimados para éstas en la presente Ley corresponderán a las dependencias o entidades cuyas denominaciones hayan cambiado o que absorban las facultades de aquéllas que desaparezcan, según corresponda.

Cuarto. El gasto corriente estructural a que se refiere el artículo 2, fracción XXIV BIS de la Ley Federal de Presupuesto y Responsabilidad Hacendaria excluirá, adicionalmente a los conceptos de gasto previstos en dicha fracción, los gastos relativos a la implementación de las reformas a que se refiere el Decreto por el que se reforman y adicionan diversas disposiciones de la Constitución Política de los Estados Unidos Mexicanos en Materia de Energía, publicado en el Diario Oficial de la Federación el 20 de diciembre de 2013, así como de las leyes secundarias que derivan de dicho Decreto, publicadas en el mismo órgano de difusión oficial el 11 de agosto de 2014.

Quinto. Durante el ejercicio fiscal de 2018 el Fondo de Compensación del Régimen de Pequeños Contribuyentes y del Régimen de Intermedios creado mediante el Quinto transitorio de la Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2014, publicada en el Diario Oficial de la Federación el 20 de noviembre de 2013 continuará destinándose en los términos del citado precepto.

Sexto. El Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2018 aprobado deberá prever una asignación equivalente a la recaudación estimada para la Federación por concepto del impuesto especial sobre producción y servicios aplicable a las bebidas saborizadas, de acuerdo con lo previsto en el artículo 1o. de la Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2018, una vez descontadas las participaciones que correspondan a las entidades federativas, para destinarse a programas de promoción, prevención, detección, tratamiento, control y combate a la desnutrición, sobrepeso, obesidad y enfermedades crónico degenerativas relativas, así como para apoyar el incremento en la cobertura de los servicios de agua potable en localidades rurales, y proveer bebederos con suministro continuo de agua potable en inmuebles escolares públicos con mayor rezago educativo, de conformidad con los artículos 7 y 11 de la Ley General de la Infraestructura Física Educativa.

Séptimo. A partir del ejercicio fiscal 2018 las referencias que en materia de administración, determinación, liquidación, cobro, recaudación y fiscalización de las contribuciones se hacen a la Comisión Nacional del Agua en la Ley Federal de Derechos, así como en los artículos 51 de la Ley de Coordinación Fiscal y Décimo Tercero de las Disposiciones Transitorias del Decreto por el que se reforman y adicionan diversas disposiciones de la Ley de Coordinación Fiscal y de la Ley General de Contabilidad Gubernamental, publicado en el Diario Oficial de la Federación el 9 de diciembre de 2013 y las disposiciones que emanen de dichos ordenamientos se entenderán hechas también al Servicio de Administración Tributaria.

Octavo. Para efectos de lo previsto en el artículo 107, fracción I de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, la Secretaría de Hacienda y Crédito Público deberá incluir en los informes trimestrales información sobre los costos recaudatorios de las medidas que representan un gasto fiscal, así como de los beneficiarios de dichos mecanismos, contenidos en los decretos que emita el Ejecutivo Federal en el ejercicio de las facultades conferidas en las fracciones II y III del artículo 39 del Código Fiscal de la Federación durante el trimestre que se reporta.

Noveno. Para efectos de lo previsto en el artículo 107, fracción I de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, la Secretaría de Hacienda y Crédito Público deberá reportar en los Informes Trimestrales la información sobre los ingresos excedentes que, en su caso, se hayan generado con respecto al calendario de ingresos derivado de la Ley de Ingresos de la Federación a que se refiere el artículo 23 de la Ley Federal de Presupuesto y Responsabilidad Hacendaria. En este reporte se presentará la comparación de los ingresos propios de las entidades paraestatales bajo control presupuestario directo, de las empresas productivas del Estado, así como del Gobierno Federal. En el caso de éstos últimos se presentará lo correspondiente a los ingresos provenientes de las transferencias del Fondo Mexicano del Petróleo para la Estabilización y el Desarrollo.

Décimo. Las entidades federativas y municipios que cuenten con disponibilidades de recursos federales destinados a un fin específico previsto en ley, en reglas de operación, convenios o instrumentos jurídicos, correspondientes a ejercicios fiscales anteriores al 2017, que no hayan sido devengados conforme a los calendarios respectivos, deberán enterarlos a la Tesorería de la Federación, incluyendo los rendimientos financieros que hubieran generado. Los recursos correspondientes a los aprovechamientos que se obtengan, se destinarán por la Secretaría de Hacienda y Crédito Público al fortalecimiento financiero en las entidades federativas y/o para la atención de desastres naturales.

Para efectos de lo anterior, los aprovechamientos provenientes de los enteros que realicen las entidades federativas y municipios en términos del presente transitorio, no se considerarán extemporáneos, por lo que no causan daño a la hacienda pública ni se cubrirán cargas financieras, siempre y cuando dichas disponibilidades hayan estado depositadas en cuentas bancarias de la entidad federativa y/o municipio.

Décimo Primero. La aplicación de lo dispuesto en el artículo 27, fracción III de esta Ley, entrará en vigor a partir del 1 de enero de 2019.

Décimo Segundo. La Secretaría de Hacienda y Crédito Público para el ejercicio fiscal de 2018, deberá reportar en los Informes Trimestrales que se presenten al Congreso de la Unión en términos del artículo 107, fracción I de la Ley Federal de Presupuesto y Responsabilidad Hacendaria, la evolución del precio del petróleo observado respecto del cubierto mediante la Estrategia de Coberturas Petroleras para el ejercicio fiscal 2018, así como de la subcuenta que se haya constituido como complemento en el Fondo de Estabilización de los Ingresos Presupuestarios.

Décimo Tercero. En el ejercicio fiscal de 2018, la Secretaría de Hacienda y Crédito Público a través del Servicio de Administración Tributaria deberá publicar estudios sobre la evasión fiscal en México. En la elaboración de dichos estudios deberán participar instituciones académicas de prestigio en el país, instituciones académicas extranjeras, centros de investigación, organismos o instituciones nacionales o internacionales que se dediquen a la investigación o que sean especialistas en la materia. Sus resultados deberán darse a conocer a las Comisiones de Hacienda y Crédito Público de ambas Cámaras del Congreso de la Unión, a más tardar 35 días después de terminado el ejercicio fiscal de 2018.

Décimo Cuarto. Petróleos Mexicanos difundirá en su portal de Internet una versión pública de su Plan de Negocios, misma que no deberá contener información que pudiera comprometer o poner en riesgo sus estrategias comerciales, en términos de lo previsto en el artículo 14, último párrafo de la Ley de Petróleos Mexicanos.

Décimo Quinto. Durante el ejercicio fiscal de 2018, se continuará aplicando el transitorio Segundo, fracciones I y VI del "Decreto por el que se reforman, adicionan y derogan diversas disposiciones de la Ley Federal de Derechos", publicado en el Diario Oficial de la Federación el 7 de diciembre de 2016.

Décimo Sexto. Lo dispuesto en el artículo 25, fracción V de esta Ley, estará vigente durante los 6 meses posteriores contados a partir de la entrada en vigor de la presente Ley.

Décimo Séptimo. El Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado, durante el ejercicio fiscal 2018 y en ejercicio de las facultades que le confiere el artículo 22 de la Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado requerirá a la Secretaría de Hacienda y Crédito Público los pagos correspondientes a los adeudos vencidos que tengan las dependencias o entidades de los municipios o de las entidades federativas, con cargo a las participaciones y transferencias federales de las entidades federativas y los municipios que correspondan.

El Instituto, conforme a los modelos autorizados por su órgano de gobierno, podrá suscribir con las entidades federativas y, en su caso, los municipios, dependencias y entidades de los gobiernos locales que correspondan, los convenios para la regularización de los adeudos que tengan con dicho Instituto por concepto de cuotas, aportaciones y descuentos. El plazo máximo para cubrir los pagos derivados de dicha regularización será de 10 años. Para tal efecto, deberán adecuar los convenios que tengan celebrados para la incorporación de sus trabajadores y familiares derechohabientes al régimen obligatorio de la Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado, para incluir en el mismo lo dispuesto en el párrafo cuarto del artículo 204 de dicha ley.

Décimo Octavo. Para las entidades federativas y municipios a los cuales se haya emitido declaratoria de emergencia extraordinaria y declaratoria de emergencia por la ocurrencia de los sismos registrados los días 7, 19 y 23 de septiembre de 2017, no aplicará durante los ejercicios 2017 y 2018 la fracción V del artículo 13 de la Ley de Disciplina Financiera de las Entidades Federativas y los Municipios, para el caso de servicios personales relacionados con la atención de desastres naturales.

Décimo Noveno. Para los efectos de lo dispuesto por los artículos 27, fracción V, último párrafo de la Ley del Impuesto sobre la Renta, así como 5o., fracción II y 32, fracción VIII de la Ley del Impuesto al Valor Agregado, se entenderá que durante 2017 se ha dado cumplimiento a lo dispuesto por dichas disposiciones, cuando los contribuyentes utilicen en 2018 el aplicativo informático que mediante reglas de carácter general dé a conocer el Servicio de Administración Tributaria y se cumpla con los plazos y requisitos que en dicha regla se establezcan.

Vigésimo. Para efectos de lo dispuesto en el último párrafo del artículo 5o. de la Ley del Impuesto Especial sobre Producción y Servicios, la Secretaría de Hacienda y Crédito Público en un plazo máximo de 60 días contados a partir de la entrada en vigor de la presente Ley, deberá emitir las reglas de carácter general aplicables al valor de los bonos de carbono y a su entrega como medio de pago del impuesto especial sobre producción y servicios aplicable a los combustibles fósiles. Dichas reglas deberán prever que también podrán ser aceptados como medio de pago los bonos de proyectos en México, avalados por la Organización de las Naciones Unidas dentro del Protocolo de Kioto o el instrumento que lo sustituya conforme al Acuerdo de París.

Ciudad de México, a 26 de octubre de 2017.- Dip. **Jorge Carlos Ramírez Marín**, Presidente.- Sen. **Ernesto Cordero Arroyo**, Presidente.- Dip. **Ernestina Godoy Ramos**, Secretaria.- Sen. **Itzel S. Ríos de la Mora**, Secretaria.- Rúbricas."

En cumplimiento de lo dispuesto por la fracción I del Artículo 89 de la Constitución Política de los Estados Unidos Mexicanos, y para su debida publicación y observancia, expido el presente Decreto en la Residencia del Poder Ejecutivo Federal, en la Ciudad de México, a trece de noviembre de dos mil diecisiete.- **Enrique Peña Nieto**.- Rúbrica.- El Secretario de Gobernación, **Miguel Ángel Osorio Chong**.- Rúbrica.